As filed with the Securities and Exchange Commission on September 8, 2006
Registration No. 333-136743

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BRISTOW GROUP INC.
(Exact name of registrant as specified in its charter)

Delaware	4522	72-0679819
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2000 W. Sam Houston Pkwy. S., Suite 1700
Houston, Texas 77042
(713) 267-7600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Randall A. Stafford
Vice President and General Counsel, Corporate Secretary
2000 W. Sam Houston Pkwy. S., Suite 1700
Houston, Texas 77042
(713) 267-7600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

John D. Geddes Baker Botts L.L.P. 910 Louisiana Street One Shell Plaza Houston, Texas 77002-4995 (713) 229-1234	T. Mark Kelly Douglas E. McWilliams Vinson & Elkins L.L.P. 1001 Fannin Street 2300 First City Tower Houston, Texas 77002-6760 (713) 758-2222

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 7, 2006
PROSPECTUS

4,000,000 Shares

Bristow Group Inc.

% Mandatory Convertible Preferred Stock

We are selling 4,000,000 shares of our  % mandatory convertible preferred stock. Caledonia Investments plc, one of our significant stockholders, intends to purchase 300,000 of these shares.

We will pay annual dividends on each share of our mandatory convertible preferred stock in the amount of $     . Dividends will accrue and cumulate from the date of issuance, and to the extent that we are legally permitted to pay dividends and our board of directors declares a dividend payable, we will pay dividends in cash on March 15, June 15, September 15 and December 15 of each year prior to September 15, 2009, and on September 15, 2009. The first dividend payment will be made on December 15, 2006, in the amount of $      per share of our mandatory convertible preferred stock, which reflects the time period from the date of issuance to December 15, 2006.

Each share of our mandatory convertible preferred stock has a liquidation preference of $50, plus accrued, cumulated and unpaid dividends. Each share of our mandatory convertible preferred stock will automatically convert on September 15, 2009, into between           and           shares of common stock, subject to anti-dilution adjustments, depending on the average closing price per share of our common stock over the 20 trading day period ending on the third trading day prior to such date. At any time prior to September 15, 2009, holders may elect to convert each share of our mandatory convertible preferred stock into           shares of common stock, subject to anti-dilution adjustments. If the closing price per share of our common stock exceeds $      for at least 20 trading days within a period of 30 consecutive trading days, we may elect, subject to certain limitations, to cause the conversion of all, but not less than all, of the shares of mandatory convertible preferred stock then outstanding at the conversion rate of           shares of common stock per share of our mandatory convertible preferred stock, provided that at the time of such conversion we are then legally permitted to and do pay an amount equal to any accrued, cumulated and unpaid dividends (other than dividends payable to previous record holders) plus the present value of all remaining future dividend payments to the mandatory conversion date.

Prior to this offering, there has been no public market for our mandatory convertible preferred stock. We intend to apply to list our mandatory convertible preferred stock on the New York Stock Exchange, subject to satisfaction of its minimum listing standards. Our common stock is listed on the New York Stock Exchange under the symbol “BRS.” The last reported sale price of our common stock on the New York Stock Exchange on September 7, 2006 was $37.84 per share.

Investing in our mandatory convertible preferred stock involves risks. See “Risk Factors” beginning on page 14.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Bristow Group Inc.	$	$

(1)	The underwriters will receive no discount or commission on the sale of an aggregate of 300,000 shares of mandatory convertible preferred stock to Caledonia Investments plc.

The underwriters have an option to purchase a maximum of 600,000 additional shares to cover over-allotments of shares.

Delivery of the shares of mandatory convertible preferred stock will be made on or about          , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman, Sachs & Co.
Jefferies & Company
Banc of America Securities LLC
Howard Weil Incorporated
Johnson Rice & Company L.L.C.
JPMorgan
Simmons & Company International

The date of this Prospectus is          , 2006.

Our Locations

North America
United States
South & Central America
Mexico
Trinidad
Colombia
Brazil
Europe
United Kingdom
Netherlands
Norway
Ireland
Sweden
West Africa
Nigeria
Southeast Asia
Australia
Malaysia
China
Solomon Islands
Other International
Russia
Kazakhstan
Turkmenistan
Mauritania
Egypt
India

New Helicopters

The new large S-92 from Sikorsky

N870AL

The new medium S-76 from Sikorsky

U.S. Gulf of Mexico Locations

New Iberia
Western Hemisphere Headquarters
Lake Charles
Intracoastal
Sabine Pass
Houston
Bristow Headquarters
New Orleans
Creole
Patterson
Venice
Freeport
Galveston
Houma
Galliano
Rockport

United Kingdom Locations

Scatsta
Sumburgh
Stornoway
Aberdeen
Norwich
Redhill
Eastern Hemisphere Headquarters
Portland
Lee on Solent

Nigeria Locations

Lagos
West Africa Headquarters
Snake Island
Escravos
Warri
Calabar
Eket
Port Harcourt

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our mandatory convertible preferred stock. You should carefully read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide whether to invest in our mandatory convertible preferred stock. We use the pronouns “we,” “our” and “us” and the term “Bristow Group” to refer collectively to Bristow Group Inc. and its consolidated subsidiaries and affiliates, unless the context indicates otherwise. We also own interests in other entities that we do not consolidate for financial reporting purposes, which we refer to as unconsolidated affiliates. Bristow Group, Bristow Aviation Holdings Limited (“Bristow Aviation”), its consolidated subsidiaries and affiliates, and the unconsolidated affiliates are each separate corporations, limited liability companies or other legal entities, and our use of the terms “we,” “our” and “us” does not suggest that we have abandoned their separate identities or the legal protections given to them as separate legal entities. Our fiscal year ends March 31, and we refer to fiscal years based on the end of such period. For example, the fiscal year ended March 31, 2006 is referred to as “fiscal year 2006.” We refer to the three months ended June 30, 2006 and June 30, 2005 as “first quarter fiscal year 2007” and “first quarter fiscal year 2006,” respectively. “Notes to Consolidated Financial Statements” refers to the “Notes to Consolidated Financial Statements for the Fiscal Years Ended March 31, 2006, 2005 and 2004” included elsewhere in this prospectus, and “Condensed Notes to Consolidated Financial Statements” refers to the “Condensed Notes to Consolidated Financial Statement for the Three Months Ended June 30, 2006 and 2005” included elsewhere in this prospectus.

Our Company

Overview

We are the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated. We are one of two helicopter service providers to the offshore energy industry with global operations. We have major operations in the U.S. Gulf of Mexico and the North Sea, and operations in most of the other major offshore oil and gas producing regions of the world, including Alaska, Australia, Brazil, China, Mexico, Nigeria, Russia and Trinidad. We have a long history in the helicopter service industry, with our two principal legacy companies, Bristow Helicopters Ltd. and Offshore Logistics, Inc., having been founded in 1955 and 1969, respectively.

We provide helicopter services to a broad base of major, independent, international and national energy companies. Customers charter our helicopters to transport personnel between onshore bases and offshore platforms, drilling rigs and installations. A majority of our helicopter revenue is attributable to oil and gas production activities, which have historically provided a more stable source of revenue than exploration and development related activities. As of June 30, 2006, we operated 333 aircraft (including 311 owned aircraft, 22 leased aircraft and five aircraft held for sale), and our unconsolidated affiliates operated an additional 147 aircraft (excluding those aircraft leased from us). In fiscal year 2006, our Helicopter Services segment contributed approximately 91% of our operating revenue.

We are also a leading provider of production management services for oil and gas production facilities in the U.S. Gulf of Mexico. Our services include furnishing specialized production operations personnel, engineering services, production operating services, paramedic services and providing marine and helicopter transportation of personnel and supplies between onshore bases and offshore facilities. In connection with these activities, our Production Management Services segment uses our helicopter services. We also handle regulatory and production reporting for some of our customers. As of June 30, 2006, we managed or had personnel assigned to 315 production facilities in the U.S. Gulf of Mexico.

Recent Changes

While remaining committed to maintaining profitable growth and a flexible capital structure, we completed a series of changes in fiscal years 2005 and 2006 to better integrate our global operations among previously independently managed businesses and to improve various other aspects of our operations. We believe that these changes will allow us to capitalize on our strengths and the current strong levels of demand for our services, and position our company as the preferred provider of helicopter services to the offshore energy industry. These changes have included:

•	New Management and Corporate Functions — Nine of the twelve members of our senior management have joined the company since July 2004, bringing with them significant business experience. We also created six corporate functions (business development, compliance, legal, quality and safety, treasury and supply chain), some of which had historically been performed on a local or divisional basis.

•	Global Fleet Management — We have implemented procedures to manage our aircraft fleet globally based on return on capital employed, while considering our customer, community and employee responsibilities. We believe these procedures result in higher margins and better asset allocation decisions.

•	Common Standards for Quality and Safety — We have instituted specific, company-wide processes to globalize our industry-leading quality and safety technologies and practices. These processes provide our customers in all markets with consistent, high-quality, safe service, which we believe gives us an advantage over our regional competitors.

•	Geographic Business Units — We have structured our new business units based on geographic location. Managers of these business units have operational control to optimize the assets deployed within their region.

•	Customer Relationships — We have implemented procedures to maintain and enhance relationships with our customers’ corporate management, in addition to our existing relationships with local management. We believe these relationships help us to better understand and respond to our customers’ needs on a global basis.

•	Relocated Headquarters — We have relocated our corporate headquarters to Houston, Texas, bringing us nearer to the headquarters of many global offshore energy customers.

•	New Name — We have rebranded our business as Bristow Group Inc. to reflect the significant changes at our company and to leverage the broad name recognition of the “Bristow” brand in international markets. At the same time, we continue to use our Air Logistics and Grasso Production Management brands in the U.S. Gulf of Mexico due to the strength of these brands in that region.

Aircraft Fleet Expansion

In response to significant demand for our helicopter services, we are expanding our fleet of aircraft. As of June 30, 2006, we had 51 aircraft on order and options to acquire an additional 37 aircraft. The additional aircraft on order are expected to provide incremental fleet capacity, with only a small number of our existing aircraft expected to be replaced with the new aircraft. We expect that these additional aircraft on order will increase our total number of aircraft by 15% assuming no aircraft are replaced, but will provide an even larger increase in our passenger transportation capacity and corresponding revenue due to the size of the new aircraft. All of the aircraft under option and 48 of the 51 aircraft on order are large- or medium-sized aircraft, as compared with our existing fleet, of which about half are large- or medium-sized aircraft.

Of the aircraft on order, 25 are expected to be delivered during the last nine months in fiscal year 2007. All of these 25 aircraft have been dedicated to customers for specific projects, including 18 under signed contracts. During fiscal year 2006 and first quarter fiscal year 2007, we spent $141.2 million and $44.1 million, respectively, on aircraft acquisitions. We expect to spend an additional $394.5 million to acquire the aircraft that were on order as of June 30, 2006, including $211.2 million in the last nine months of fiscal year 2007.

Our options to acquire additional aircraft consist of options for 13 large aircraft and 24 medium-sized aircraft. Options for five large aircraft expire on September 30, 2006. We anticipate that the total purchase price for all of the aircraft under option as of June 30, 2006 will be $448.2 million if we exercise all of these options. Upon completion of this offering, we plan to exercise options to acquire additional large aircraft, including the options for five large aircraft that expire on September 30, 2006.

The chart below presents (1) the number of helicopters in our fleet (comprised of 311 owned aircraft, 22 leased aircraft and five aircraft held for sale) and their distribution among the business units of our Helicopter Services segment as of June 30, 2006; (2) the number of helicopters which we had on order or under option as of June 30, 2006; and (3) the percentage of gross revenues which each of our segments and business units provided during fiscal year 2006. For additional information regarding our commitments and options to acquire aircraft, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Future Capital Requirements — Capital Commitments” included elsewhere in this prospectus.

	Aircraft in Fleet					Percentage of
	Helicopters					Fiscal Year 2006
	Small	Medium	Large	Fixed Wing	Total	Revenues

Helicopter Services
North America	137	26	5	1	169	26%
South and Central America	2	31	1	—	34	6%
Europe	1	6	31	—	38	31%
West Africa	11	32	2	6	51	14%
Southeast Asia	2	5	9	—	16	8%
Other International	—	8	9	3	20	4%
EH Centralized Operations	—	—	5	—	5	2%
Production Management						9%

Total	153	108	62	10	333	100%

Aircraft not currently in fleet
On order	3	41	7	—	51
Under option	—	24	13	—	37

We expect that the additional aircraft on order and any aircraft we acquire pursuant to options will generally be deployed evenly across our global business units, but with a bias towards those units where we expect higher growth, such as our Other International and Southeast Asia units.

Our Industry

Increased Demand for Helicopter Services.  We are currently experiencing significant demand for our helicopter services and, in certain of our markets (particularly the U.S. Gulf of Mexico), we are unable to meet the full demand and have been forced to decline customer orders. Based on our current contract level and discussions with our customers about their needs for aircraft related to their oil and gas production and exploration plans, we anticipate the demand for helicopter services will continue at a very high level for the near term. Further, based on the projects planned by our customers in the markets in which we currently operate, we anticipate global demand for our services will grow in the long term and exceed the supply of aircraft we and our competitors currently have in our fleets and on order. In addition, this high level of demand has allowed us to increase the rates we charge for our services over the past several years.

Limited Aircraft Supply.  Currently, helicopter manufacturers are indicating very limited supply availability during the next two years. We expect that this tightness in aircraft availability from the manufacturers and the lack of suitable aircraft in the secondary market, coupled with the increase in demand for helicopter services, should create market conditions conducive for us to increase the rates we charge for our services. We believe that our recent aircraft acquisitions and commitments position us to benefit from the current market conditions and to deploy new aircraft on order or under option at these favorable rates and contract terms.

Aircraft Resale Market.  Unlike equipment in most sectors of the energy services industry, helicopters can be used in a number of applications in addition to the offshore energy industry. Aircraft have applications in numerous other markets, including air medical, tourism, firefighting, corporate transportation, traffic monitoring, police and military. Accordingly, we are able to sell used aircraft into these other markets which are not typically affected by the same economic drivers as the offshore energy industry. Our experience has been that the after market is relatively liquid given the significant number of helicopters in use in these other industries globally. Helicopters generally retain a high portion of their original value as a substantial portion of a helicopter’s value resides in its dynamic components, such as rotors and engines, which are periodically overhauled, replaced or upgraded. In addition, these other markets place demand on aircraft supply which tends to support relatively stable values. We believe that the availability of these markets will permit us to rationalize our asset base if there is a decline in demand for our helicopter services.

Classes of Helicopters.  Helicopters are generally classified as small (four to seven passengers), medium (12 to 13 passengers) and large helicopters (18 to 25 passengers), each of which serves a different transportation need of the offshore energy industry. Small helicopters are generally used for daytime flights on shorter routes and to reach production facilities that cannot accommodate medium and large helicopters. With more than 4,000 active production facilities, many of which are unable to accommodate medium or large helicopters, the U.S. Gulf of Mexico is a significant market for helicopters of this type. Medium and large helicopters, which can fly in a wider variety of operating conditions and over longer distances and carry larger payloads than small helicopters, are most commonly used for crew changes on large offshore production facilities and drilling rigs. With their ability to carry greater payloads, travel greater distances and move at higher speeds, medium and large helicopters are preferred in international markets, where the offshore facilities tend to be larger, the drilling locations tend to be more remote and the onshore infrastructure tends to be more limited.

Our Strengths

We believe that we possess a number of strengths, including:

•	We have a global footprint. We operate in 21 countries and have the largest fleet of helicopters serving the offshore energy market in the world. We have the largest fleet in the U.S. Gulf of Mexico and also have a strong market position in other key markets, including the North Sea and Nigeria. This global footprint allows us to provide our global offshore energy customers with consistent, high-quality service, reduces our exposure to any one market and provides us with flexibility in deploying our aircraft to the most attractive markets.

•	We have a record of safe operations and operate a modern, well-maintained fleet. We have a record of safe operations, including fewer accidents per 100,000 flight hours over the past five years than the industry average for the U.S. Gulf of Mexico and the North Sea. We continuously maintain and improve the quality of the equipment that we operate and apply state-of-the-art safety technologies across our global organization. As of June 30, 2006, the average age of the helicopters in our consolidated fleet was approximately 16 years. The average age of our fleet has been reduced with the addition of 21 new aircraft in fiscal year 2006, and will be further reduced with the expected addition of 27 new aircraft in fiscal year 2007 and the periodic retirement of older aircraft.

•	We have strong, long-term relationships with our major customers. We have strong, long-term relationships with our major customers, which include major, independent, international and national energy companies. We are the largest provider of helicopter services by revenue for the Shell Companies and the BP Group companies. In addition, we have entered into a global agreement with ConocoPhillips, that provides for information sharing regarding future aircraft requirements, coordination of our respective operations and business volume discount arrangements. Our close relationships with these companies have allowed us to expand our aircraft fleet to meet customer needs and may present us with additional opportunities where our customers operate.

•	We have a history of revenue and profit growth. We have a history of consistent revenue growth, including 9% compounded annual growth over the past four fiscal years, 14% in the most recent fiscal year, and 22% in the first quarter fiscal year 2007. Our growth has translated into increases in net income of 8% compounded annually over the past four fiscal years. The majority of our revenue is attributable to production activity. The ongoing nature of production work makes it less volatile than exploration and development work, which is more reactive to changes or expected changes in commodity prices. Accordingly, we have experienced less volatility in demand than other sectors of the energy services industry. In addition, most of our contracts provide that the customer will reimburse us for cost increases associated with the contract, including fuel cost increases.

•	We have the financial flexibility to pursue growth. Our balance-sheet debt as a percentage of total capital was 31% at June 30, 2006, and we had $109.6 million of cash on hand. Under syndicated secured credit facilities entered into in August 2006 (the “Credit Facilities”), we have an un-drawn $100 million revolving credit facility and $20.9 million available under a $25 million letter of credit facility as of the date of this prospectus. We believe that this capital structure provides us with the financial flexibility to pursue opportunities to grow our business, including through the aircraft fleet expansion program described above.

•	We have an experienced management team and a new culture. Our management team has extensive experience in the energy services industry and helicopter services sector. We train each of these managers on our corporate values, including safety, quality, integrity and profitability, and their performance is evaluated using key performance indicators which directly link to those values. Our senior management team is composed of twelve executives who have an average of 30 years of experience.

Our Strategy

Our goal is to advance our position as the leading helicopter services provider to the offshore energy industry. We intend to employ the following strategies to achieve this goal:

•	Strategically position our company as the preferred provider of helicopter services. We position our company as the preferred provider of helicopter services by maintaining strong relationships with our customers and providing high-quality service. We focus on maintaining relationships with both our customers’ local and corporate management. We believe that this focus helps us to provide our customers with the right aircraft in the right place at the right time and to better anticipate customer needs, which in turn allows us to better manage our fleet. We also leverage our close relationships with our customers to establish mutually beneficial operating practices and safety standards worldwide. By applying standard operating and safety practices across our global operations, we are able to provide our customers with consistent, high-quality service in each of their areas of operation. By better understanding our customers’ needs and by virtue of our global operations and safety standards, we have effectively competed against other helicopter service providers based on customer service, safety and reliability, and not just price.

•	Integrate our operations. We have recently completed a number of changes in our business to integrate our global organization, and we intend to continue to identify and implement further integration opportunities. These changes are discussed under “— Our Company — Recent Changes,” and include changes in our senior management team, the integration of our operations among previously independently managed businesses, improvements in global asset allocation and other changes in our corporate operations. We anticipate that these improvements will result in revenue growth, and may also generate cost savings.

•	Grow our business internationally. We plan to grow our business in most of the markets in which we operate. We expect this growth to be particularly strong in international markets outside our three largest markets (U.S. Gulf of Mexico, North Sea and Nigeria), which represented 71% of our fiscal 2006 revenues. Although we have a footprint in most major oil and gas producing regions of the world, we have the opportunity to expand and deepen our presence in many of these markets, for example the Middle East and Southeast Asia. We anticipate this growth to result primarily from the deployment of new aircraft into markets where we expect they will be most profitably employed, as well as by executing opportunistic acquisitions. Our acquisition-related growth may include increasing our role and participation with existing unconsolidated affiliates and may include increasing our position in existing markets or expanding into new markets.

Upon completion of this offering, we plan to exercise options to acquire additional aircraft, including the options for five large aircraft that expire on September 30, 2006 for a purchase price of approximately $98.8 million. Consistent with our desire to maintain a conservative use of leverage to fund growth, we are raising capital through the sale of equity securities in this offering. We have options to acquire an additional eight large aircraft and an additional 24 medium aircraft. Depending on market conditions, we may exercise these additional options to acquire aircraft or elect to expand our business through acquisition, including acquisitions under consideration or negotiation. These strategic decisions would require us to access additional sources of capital. Our decision to use equity, debt or a combination of the two would depend on our financial position and market conditions at that time, but we currently expect to use debt financing.

Risk Factors

You should carefully consider the matters described under “Risk Factors.” These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our mandatory convertible preferred stock or common stock to decline and could result in a partial or total loss of your investment.

In 2005, we reviewed certain of our prior business practices as a result of issues that arose in a number of our international operations. As a result of the findings of this review, our previously issued quarter ended December 31, 2004 and prior financial statements were restated. We informed the United States Securities and Exchange Commission (“SEC”) of the review, and they have initiated a formal investigation. We have responded to the SEC’s requests for documents and intend to continue to do so. We have received a document subpoena from the Antitrust Division of the U.S. Department of Justice (the “DOJ”) that relates to a grand jury investigation of potential antitrust violations among providers of helicopter transportation services in the U.S. Gulf of Mexico. We believe we have submitted to the DOJ substantially all documents responsive to the subpoena. We cannot predict the ultimate outcome of the investigations, nor can we predict whether other applicable U.S. and foreign governmental authorities will initiate separate investigations. For additional discussion, see “Risk Factors — Risks Relating to Our Internal Review, Governmental Investigations and Internal Control” included elsewhere in this prospectus.

Our Corporate Offices and Internet Address

Our principal executive offices are located at 2000 W. Sam Houston Pkwy. S., Suite 1700, Houston, Texas, 77042. Our telephone number is (713) 267-7600. Our website address is www.bristowgroup.com.  Information contained on our website does not constitute part of this prospectus.

The Offering

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase up to 600,000 additional shares of mandatory convertible preferred stock.

Issuer	Bristow Group Inc.

Securities Offered	4,000,000 shares of % mandatory convertible preferred stock, which we refer to in this prospectus as the “mandatory convertible preferred stock.” 4,600,000 shares if the underwriters exercise their option to purchase additional shares in full. Caledonia Investments plc intends to purchase 300,000 of the shares offered hereby.

Initial Offering Price	$ for each share of mandatory convertible preferred stock.

Option to Purchase Additional Shares of Mandatory Convertible Preferred Stock	To the extent the underwriters sell more than 4,000,000 shares of our mandatory convertible preferred stock, the underwriters have the option to purchase up to 600,000 additional shares of our mandatory convertible preferred stock from us at the initial offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

Dividends	$ for each share of our mandatory convertible preferred stock per year. Dividends will accrue and cumulate from the date of issuance, and to the extent that we are legally permitted to pay dividends and our board of directors, or an authorized committee of our board of directors, declares a dividend payable, we will pay dividends in cash on each dividend payment date. The dividend payable on the first dividend payment date is $ per share and on each subsequent dividend payment date will be $ per share. See “Description of Mandatory Convertible Preferred Stock — Dividends.”

Dividend Payment Dates	March 15, June 15, September 15 and December 15 of each year (or the following business day if the 15th is not a business day) prior to the mandatory conversion date (as defined below), and on the mandatory conversion date, commencing on December 15, 2006.

Redemption	Our mandatory convertible preferred stock is not redeemable, except that we may redeem our mandatory convertible preferred stock to the extent necessary for us to comply with any present or future requirements of the Federal Aviation Act. See “Description of Capital Stock — Certificate of Incorporation and Bylaws — Foreign Ownership.”

Mandatory Conversion Date	September 15, 2009.

Mandatory Conversion	On the mandatory conversion date, each share of our mandatory convertible preferred stock will automatically convert into shares of our common stock, based on the conversion rate as described below.

Holders of our mandatory convertible preferred stock on the mandatory conversion date will have the right to receive the dividend due on such date (including any accrued, cumulated and unpaid dividends on our mandatory convertible preferred stock as of the mandatory conversion date), whether or not declared (other than previously declared dividends on our mandatory convertible preferred stock payable to holders of record as of a prior date), to the extent we are legally permitted to pay such dividends at such time.

Conversion Rate	The conversion rate for each share of our mandatory convertible preferred stock will be not more than shares of common stock and not less than shares of common stock, depending on the applicable market value of our common stock, as described below.

The “applicable market value” of our common stock is the average of the closing price per share of common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the mandatory conversion date. It will be calculated as described under “Description of Mandatory Convertible Preferred Stock — Mandatory Conversion.”

The conversion rate is subject to certain adjustments, as described under “Description of Mandatory Convertible Preferred Stock — Anti-dilution Adjustments.”

The following table illustrates the conversion rate per share of our mandatory convertible preferred stock subject to certain anti-dilution adjustments described under “Description of Mandatory Convertible Preferred Stock — Anti-dilution Adjustments.”

Applicable Market Value on Conversion Date	Conversion Rate

less than or equal to $
between $ and $	to
equal to or greater than $

Optional Conversion	At any time prior to September 15, 2009, you may elect to convert each of your shares of our mandatory convertible preferred stock at the minimum conversion rate of shares of common stock for each share of mandatory convertible preferred stock. This conversion rate is subject to certain adjustments as described under “Description of Mandatory Convertible Preferred Stock — Anti-dilution Adjustments.”

Provisional Conversion at Our Option	If, at any time prior to September 15, 2009, the closing price per share of common stock exceeds $ (150% of the threshold appreciation price of $ ), subject to anti-dilution adjustments, for at least 20 trading days within a period of 30 consecutive trading days, we may elect to cause the conversion of all, but not less than all, of our mandatory convertible preferred stock then outstanding at the minimum conversion rate of shares of common stock for each share of mandatory convertible preferred stock, subject to certain adjustments as described under “Description of Mandatory Convertible Preferred Stock — Anti-dilution Adjustments,” and only if, in addition to issuing you such shares of common stock, at the time of such conversion we are then legally permitted to and do pay you (i) the present value of all the remaining future dividend payments through and including

September 15, 2009, on our mandatory convertible preferred stock, computed using a discount rate equal to the treasury yield, plus (ii) an amount equal to any accrued, cumulated and unpaid dividend payments on our mandatory convertible preferred stock, whether or not declared (other than previously declared dividends on our mandatory convertible preferred stock payable to holders of record as of a prior date). See “Description of Mandatory Convertible Preferred Stock — Provisional Conversion at Our Option.”

Conversion upon Cash Acquisition; Cash Acquisition Make-Whole Amount	If we are the subject of specified cash acquisitions on or prior to September 15, 2009, under certain circumstances we will (i) permit conversion of our mandatory convertible preferred stock during the period beginning on the date that is 15 days prior to the applicable effective date of the anticipated cash acquisition and ending on the date that is 15 days after the actual effective date at a specified conversion rate determined by reference to the price per share of our common stock paid in such cash acquisition and (ii) pay converting holders an amount equal to the sum of any cumulated and unpaid dividends on shares of our mandatory convertible preferred stock that are converted plus the present value of all remaining dividend payments on such shares through and including September 15, 2009, as described under “Description of Mandatory Convertible Preferred Stock — Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount.” The applicable conversion rate will be determined based on the date such transaction becomes effective and the price paid per share of our common stock in such transaction. However, if such transaction constitutes a public acquirer change of control, in lieu of providing for conversion and paying the dividend amount, we may elect to adjust our conversion obligation such that upon conversion of the mandatory convertible preferred stock, we will deliver acquirer common stock as described under “Description of Mandatory Convertible Preferred Stock — Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount — Public Acquirer Change of Control.”

Anti-dilution Adjustments	The formula for determining the conversion rate and the number of shares of common stock to be delivered upon conversion may be adjusted in the event of, among other things, stock dividends or distributions in shares of common stock or subdivisions, splits and combinations of our shares of common stock. See “Description of Mandatory Convertible Preferred Stock — Anti-dilution Adjustments.”

Liquidation Preference	$50 per share of mandatory convertible preferred stock, plus an amount equal to the sum of all accrued, cumulated and unpaid dividends.

Voting Rights	Except as required by Delaware law and our certificate of incorporation, which will include the certificate of designation for the mandatory convertible preferred stock, the holders of mandatory convertible preferred stock will have no voting rights unless dividends payable on the mandatory convertible preferred stock or other parity stock having similar rights as the mandatory convertible preferred stock are in arrears for six or more quarterly periods. In that event, the holders of the mandatory convertible preferred stock, voting as a single class with the shares of any other parity stock having similar voting rights, will be entitled at the next regular or special meeting of our shareholders to elect two directors and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the mandatory convertible preferred stock or any such parity stock has been paid in full. The affirmative consent of holders of at least 66 2/3% of the outstanding mandatory convertible preferred stock and any class or series of parity stock having similar voting rights, voting as a single class, will be required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the mandatory convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution. The affirmative consent of holders of at least 66 2/3% of the outstanding mandatory convertible preferred stock will be required for amendments to our certificate of incorporation that would adversely affect the rights of holders of the mandatory convertible preferred stock. The voting rights of our mandatory convertible preferred stock may be suspended to the extent necessary for us to comply with any present or future requirements of the Federal Aviation Act. See “Description of Capital Stock — Certificate of Incorporation and Bylaws — Foreign Ownership.”

Ranking	The mandatory convertible preferred stock will rank with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

• senior to all of our common stock and to all of our other capital stock issued in the future unless the terms of that stock expressly provide that it ranks senior to, or on a parity with, the mandatory convertible preferred stock;

• on a parity with any of our capital stock issued in the future, the terms of which expressly provide that it will rank on a parity with the mandatory convertible preferred stock; and

• junior to all of our capital stock issued in the future, the terms of which expressly provide that such stock will rank senior to the mandatory convertible preferred stock.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriter discounts and commissions and our estimated offering expenses, will be approximately $193.7 million. We intend to use the net proceeds from this offering for the following purposes:

• to fund the $98.8 million purchase price for the acquisition of five large aircraft under options we intend to exercise that expire on September 30, 2006;

• to fund a portion of the $349.4 million purchase price for the acquisition of additional large aircraft under options we may exercise; and

• to fund a portion of the $394.5 million purchase price for the acquisition of aircraft on order as of June 30, 2006.

Depending on the timing of such uses, we may use a portion of the net proceeds for working capital and other general corporate purposes, including acquisitions. Please read “Use of Proceeds.”

Tax Consequences	The U.S. federal income tax consequences of purchasing, owning and disposing of the mandatory convertible preferred stock and any common stock received upon its conversion are described in “U.S. Federal Income Tax Considerations.” As described more fully therein, and in all cases subject to certain exceptions as described therein, (i) dividends with respect to our mandatory convertible preferred stock and our common stock will generally be taxable to a U.S. holder when paid to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes (and dividends paid to a non-U.S. holder will generally be subject to a 30% U.S. withholding tax), (ii) a U.S. holder will generally recognize capital gain or loss on a sale or exchange of our mandatory convertible preferred stock or our common stock equal to the difference between the amount realized upon the sale or exchange and the holder’s adjusted tax basis in the shares sold or exchanged (and a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on such a sale or exchange), (iii) U.S. holders and non-U.S. holders will not generally recognize any gain or loss upon the conversion of our mandatory convertible preferred stock, and (iv) adjustments to the conversion rate of the mandatory convertible preferred stock (or failure to make adjustments) could result in a constructive dividend taxed to a holder of mandatory convertible preferred stock or common stock in the same manner as an actual dividend paid with respect to such stock.

Listing	We intend to apply to list the mandatory convertible preferred stock on the New York Stock Exchange, or NYSE, subject to satisfaction of its minimum listing standards.

Book-Entry, Delivery and Form	Initially, the mandatory convertible preferred stock will be represented by one or more permanent global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of DTC.

Common Stock	Our common stock is listed for trading on the NYSE under the symbol “BRS.”

Summary Historical Financial Data

You should read the data set forth below in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus. We derived the summary financial data as of March 31, 2006 and 2005 and for each of the fiscal years ended March 31, 2006, 2005 and 2004 from our audited consolidated financial statements and the related notes included in this prospectus. We derived the summary financial data as of March 31, 2004, 2003 and 2002 and for the fiscal years ended March 31, 2003 and 2002 from our audited consolidated financial statements and the related notes not included in this prospectus. We derived the summary financial data as of June 30, 2006 and for each of the three-month periods ended June 30, 2006 and 2005 from our interim consolidated financial statements (unaudited) and the related notes included in this prospectus. The summary financial data for the three-month period ended June 30, 2006 are not necessarily indicative of our results for the year ending March 31, 2007, and our historical results are not necessarily indicative of our results for any future period.

	Three Months Ended
	June 30,				Fiscal Year Ended March 31,
	2006(1)(2)		2005(1)(2)		2006(1)(2)		2005(1)(2)		2004(2)(3)(4)		2003		2002
	(In thousands, except per share and other data)

Statement of Income Data(5)
Gross revenue	$221,062		$180,937		$768,940		$673,646		$617,001		$601,550		$552,913
Operating expense	190,002		165,892		695,145		596,038		528,276		536,184		483,152
Operating income	31,060		15,045		73,795		77,608		88,725		65,366		69,761
Earnings from unconsolidated affiliates, net of losses	1,559		46		6,758		9,600		11,039		12,054		6,604
Net income	17,229		11,972		57,809		51,560		49,825		40,404		42,039
Net income per common share:
Basic	0.74		0.51		2.48		2.24		2.21		1.80		1.91
Diluted	0.73		0.51		2.45		2.21		2.15		1.67		1.75
Other Data
Ratio of earnings to fixed charges and preferred dividends(6)	5.49	x	3.88	x	4.41	x	5.07	x	4.14	x	4.39	x	4.56	x
Flight hours	74,191		67,694		272,541		243,118		249,335		251,131		257,094

	At June 30,	At March 31,
	2006	2006	2005	2004	2003	2002
	(In thousands, except other data)

Balance Sheet Data(5)
Total current assets	$457,486	$447,266	$432,444	$352,697	$303,101	$273,202
Investment in unconsolidated affiliates	40,668	39,912	37,176	38,929	27,928	21,103
Property and equipment — at cost	943,982	878,986	859,574	824,377	719,782	666,911
Total assets	1,239,794	1,176,413	1,149,576	1,046,828	906,031	807,301
Long-term debt, including current maturities	261,518	265,296	262,080	255,534	232,818	208,014
Stockholders’ investment	575,722	537,697	492,993	429,952	350,206	331,940
Other Data
Number of aircraft in fleet:
Operated by consolidated affiliates	333	331	320	332	335	345
Operated by unconsolidated affiliates	147	146	110	96	91	83

(1)	During the first quarter fiscal year 2007, the first quarter fiscal year 2006 and fiscal years 2006 and 2005, we incurred approximately $0.7 million, $3.2 million, $13.1 million and $2.6 million, respectively, in legal and other professional costs in connection with the Internal Review and DOJ investigation (each defined below).

(2)	Effective July 1, 2003, we changed the useful lives of certain of our aircraft to 15 years from a range of seven to ten years. The effect of this change for the first quarter fiscal year 2007, the first quarter fiscal year 2006 and fiscal years 2006, 2005 and 2004 was a reduction in depreciation expense (after tax) of $0.6 million, $0.7 million, $2.9 million, $2.9 million and $2.3 million, respectively.

(3)	Results for fiscal year 2004 include $21.7 million ($15.7 million, net of tax) of curtailment gain relating to the pension plan discussed in Note 9 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

(4)	Results for fiscal year 2004 include $6.2 million in loss on extinguishment of debt related to notes redeemed in that fiscal year. See discussion in Note 5 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

(5)	Results of operations and financial position of companies that we have acquired have been included beginning on the respective dates of acquisition and include Aviashelf (July 2004), Pan African Airlines (Nigeria) Ltd. (July 2002) and Turbo Engines Inc. (formerly Pueblo Automotive) (December 2001).

(6)	For purposes of determining the ratios of earnings to fixed charges and preferred dividends, earnings are defined as net income before provision for income taxes and minority interest, undistributed earnings of unconsolidated equity affiliates, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized), amortization of debt issuance costs, and the estimated interest portion of rental expense.

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth in this prospectus and in the documents we incorporate by reference before deciding to invest in our mandatory convertible preferred stock. If any of the following risks and uncertainties develop into actual events, our business, financial condition, results of operations or cash flows could be materially adversely affected. In that case, the trading price of our mandatory convertible preferred stock or common stock could decline and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described below. See “Forward-Looking Statements.”

Risks Relating to Our Customers and Contracts

The demand for our services is substantially dependent on the level of offshore oil and gas exploration, development and production activity.

We provide helicopter services to companies engaged in offshore oil and gas exploration, development and production activities. As a result, demand for our services, as well as our revenue and our profitability, are substantially dependent on the worldwide levels of activity in offshore oil and gas exploration, development and production. These activity levels are principally affected by trends in, and expectations regarding, oil and gas prices, as well as the capital expenditure budgets of oil and gas companies. We cannot predict future exploration, development and production activity or oil and gas price movements. Historically, the prices for oil and gas and activity levels have been volatile and are subject to factors beyond our control, such as:

•	the supply of and demand for oil and gas and market expectations for such supply and demand;

•	actions of the Organization of Petroleum Exporting Countries (“OPEC”) and other oil producing countries to control prices or change production levels;

•	general economic conditions, both worldwide and in particular regions;

•	governmental regulation;

•	the price and availability of alternative fuels;

•	weather conditions, including the impact of hurricanes and other weather-related phenomena;

•	advances in exploration, development and production technology;

•	the policies of various governments regarding exploration and development of their oil and gas reserves; and

•	the worldwide political environment, including the war in Iraq, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or the other geographic areas in which we operate (including, but not limited to, Nigeria), or further acts of terrorism in the United States or elsewhere.

The implementation by our customers of cost-saving measures could reduce the demand for our services.

Oil and gas companies are continually seeking to implement measures aimed at greater cost savings. As part of these measures, these companies are attempting to improve cost efficiencies with respect to helicopter transportation services. For example, these companies may reduce staffing levels on both old and new installations by using new technology to permit unmanned installations and may reduce the frequency of transportation of employees by increasing the length of shifts offshore. In addition, these companies could initiate their own helicopter or other alternative transportation methods. The continued implementation of these kinds of measures could reduce the demand for helicopter services and have a material adverse effect on our business, financial condition and results of operations.

We are highly dependent upon the level of activity in North America and the North Sea.

In fiscal year 2006 and first quarter fiscal year 2007, approximately 57% and 58%, respectively, of our gross revenue was derived from helicopter services provided to customers operating in North America and the North Sea. The U.S. Gulf of Mexico and the North Sea are mature exploration and production regions that have experienced substantial seismic survey and exploration activity for many years. Hurricanes Katrina and Rita have resulted in, or may result in, the plugging and abandonment of many wells in the U.S. Gulf of Mexico. Because a large number of oil and gas prospects in these regions have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. In addition, the U.S. government’s exercise of authority under the Outer Continental Shelf Lands Act, as amended, to restrict the availability of offshore oil and gas leases could adversely impact exploration and production activity in the U.S. Gulf of Mexico. If activity in oil and gas exploration, development and production in either North America or the North Sea materially declines, our business, financial condition and results of operations could be materially and adversely affected. We cannot predict the levels of activity in these areas.

Our industry is highly competitive and cyclical, with intense price competition.

Our industry has historically been cyclical and is affected by the volatility of oil and gas price levels. There have been periods of high demand for our services, followed by periods of low demand for our services. Changes in commodity prices can have a dramatic effect on demand for our services, and periods of low activity intensify price competition in the industry and often result in our aircraft being idle for long periods of time.

We depend on a small number of large offshore energy industry customers for a significant portion of our revenues.

We derive a significant amount of our revenue from a small number of national oil companies and major and independent oil and gas companies. Our loss of one of these significant customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business, financial condition and results of operations. Additionally, a change in policy by national oil companies could adversely affect us. See “Business — Helicopter Services — Customers and Contracts” included elsewhere in this prospectus. The results of the Internal Review may impact our ability to retain some or all of the business we have with certain of these customers. See “— The disclosure and remediation of activities identified in the Internal Review could result in the loss of business relationships and adversely affect our business.”

Our contracts generally can be terminated or downsized by our customers without penalty.

Many of our fixed-term contracts contain provisions permitting early termination by the customer for any reason and generally without penalty, and with limited notice requirements. For example, in September 2006, a significant customer of the Production Management Services segment advised us that the scope of work under our services contract would be substantially reduced. The effect of the reduction if we are unable to replace the lost revenues with other work would be 2.5% of consolidated gross revenues for the first quarter fiscal year 2007. In addition, many of our contracts permit our customers to decrease the number of aircraft under contract with a corresponding decrease in the fixed monthly payments without penalty. As a result, you should not place undue reliance on our customer contracts or the terms of those contracts.

We may not be able to obtain customer contracts with acceptable terms covering some of our new helicopters, and some of our new helicopters may replace existing helicopters already under contract, which could adversely affect the utilization of our existing fleet.

We are substantially expanding our fleet of helicopters. Many of our new helicopters may not be covered by customer contracts when they are placed into service, and we cannot assure you as to when we will be able to utilize these new helicopters or on what terms. To the extent our helicopters are covered by a customer contract when they are placed into service, many of these contracts are for a short term, requiring us to seek renewals more frequently. Alternatively, we expect that some of our customers may request new helicopters in lieu of our existing helicopters, which could adversely affect the utilization of our existing fleet.

Risks Relating to Our Internal Review, Governmental Investigations and Internal Control

The SEC investigation, any related proceedings in other countries and the consequences of the activities identified in the Internal Review could result in civil or criminal proceedings, the imposition of fines and penalties, the commencement of third-party litigation, the incurrence of expenses, the loss of business and other adverse effects on our company.

In February 2005, we voluntarily advised the staff of the SEC that the Audit Committee of our board of directors had engaged special outside counsel to undertake a review of certain payments made by two of our affiliated entities in a foreign country. The review of these payments, which initially focused on Foreign Corrupt Practices Act matters, was subsequently expanded by such special outside counsel to cover operations in other countries and other issues (the “Internal Review”). In connection with this review, special outside counsel to the Audit Committee retained forensic accountants. As a result of the findings of the Internal Review, our quarter ended December 31, 2004 and prior financial statements were restated. For further information on the restatements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Review, Restatement, Governmental Investigations and Internal Control — Restatement of Previously Reported Amounts.”

The SEC then notified us that it had initiated an informal inquiry and requested that we provide certain documents on a voluntary basis. The SEC thereafter advised us that the inquiry has become a formal investigation. We have responded to the SEC’s requests for documents and intend to continue to do so.

The Internal Review is complete. All known required restatements were reflected in the financial statements included in our Annual Report on Form 10-K for fiscal year 2005, and no further restatements were required in our Annual Report on Form 10-K for fiscal year 2006 or our financial statements for the first quarter fiscal year 2007 presented in our Form 10-Q for the first quarter fiscal year 2007. As a follow-up to matters identified during the course of the Internal Review, special counsel to the Audit Committee may be called upon to undertake additional work in the future to assist in responding to inquiries from the SEC, from other governmental authorities or customers, or as follow-up to the previous work performed by such special counsel.

In October 2005, the Audit Committee reached certain conclusions with respect to findings to date from the Internal Review. The Audit Committee concluded that, over a considerable period of time, (1) improper payments were made by, and on behalf of, certain foreign affiliated entities directly or indirectly to employees of the Nigerian government, (2) improper payments were made by certain foreign affiliated entities to Nigerian employees of certain customers with whom we have contracts, (3) inadequate employee payroll declarations and, in certain instances, tax payments were made by us or our affiliated entities in certain jurisdictions, (4) inadequate valuations for customs purposes may have been declared in certain jurisdictions resulting in the underpayment of import duties and (5) an affiliated entity in a South American country, with the assistance of our personnel and two of our other affiliated entities, engaged in transactions which appear to have assisted the South American entity in the circumvention of currency transfer restrictions and other regulations. In addition, as a result of the Internal Review, the Audit Committee and management determined that there were deficiencies in our books and records and internal controls with respect to the foregoing and certain other activities.

Based on the Audit Committee’s findings and recommendations, the board of directors has taken disciplinary action with respect to our personnel who it determined bore responsibility for these matters. The disciplinary actions included termination or resignation of employment (including certain members of senior management), changes of job responsibility, reductions in incentive compensation payments and reprimands. One of our affiliates has also obtained the resignation of certain of its personnel.

We have initiated remedial action, including initiating action to correct underreporting of payroll tax, disclosing to certain customers inappropriate payments made to customer personnel and terminating certain agency, business and joint venture relationships. We also have taken steps to reinforce our commitment to conduct our business with integrity by creating an internal corporate compliance function, instituting a new code of business conduct, and developing and implementing a training program for all employees. In addition to the disciplinary actions referred to above, we have also taken steps to strengthen our control environment by hiring new key members of senior and financial management, including persons with appropriate technical accounting expertise, expanding our corporate finance group and internal audit staff, realigning reporting lines within the accounting function so that field accounting reports directly to the corporate accounting function instead of operations management, and improving the management of our tax structure to comply with its intended design. Our compliance program has also begun full operation, and clear corporate policies have been established and communicated to our relevant personnel related to employee expenses, delegation of authority, revenue recognition and customer billings.

We have communicated the Audit Committee’s conclusions with respect to the findings of the Internal Review to regulatory authorities in some, but not all, of the jurisdictions in which the relevant activities took place. We are in the process of gathering and analyzing additional information related to these matters, and expect to disclose the Audit Committee’s conclusions to regulatory authorities in other jurisdictions once this process has been completed. Such disclosure may result in legal and administrative proceedings, the institution of administrative, civil injunctive or criminal proceedings involving us and/or current or former employees, officers and/or directors who are within the jurisdictions of such authorities, the imposition of fines and other penalties, remedies and/or sanctions, including precluding us from participating in business operations in their countries. To the extent that violations of the law may have occurred in several countries in which we operate, we do not yet know whether such violations can be cured merely by the payment of fines or whether other actions may be taken against us, including requiring us to curtail our business operations in one or more such countries for a period of time. In the event that we curtail our business operations in any such country, we then may face difficulties exporting our aircraft from such country. As of June 30, 2006, the book values of our aircraft in Nigeria and the South American country where certain improper activities took place were approximately $118.3 million and $8.1 million, respectively.

We cannot predict the ultimate outcome of the SEC investigation, nor can we predict whether other applicable U.S. and foreign governmental authorities will initiate separate investigations. The outcome of the SEC investigation and any related legal and administrative proceedings could include the institution of administrative, civil injunctive or criminal proceedings involving us and/or current or former employees, officers and/or directors, the imposition of fines and other penalties, remedies and/or sanctions, modifications to business practices and compliance programs and/or referral to other governmental agencies for other appropriate actions. It is not possible to accurately predict at this time when matters relating to the SEC investigation will be completed, the final outcome of the SEC investigation, what if any actions may be taken by the SEC or by other governmental agencies in the U.S. or in foreign jurisdictions, or the effect that such actions may have on our consolidated financial statements.

In addition, in view of the findings of the Internal Review, we may encounter difficulties in the future conducting business in Nigeria and a South American country, and with certain customers. It is also possible that certain of our existing contracts may be cancelled (although none have been cancelled as of the date of this prospectus) and that we may become subject to claims by third parties, possibly resulting in litigation. The matters identified in the Internal Review and their effects could have a material adverse effect on our business, financial condition and results of operations.

In connection with its conclusions regarding payroll declarations and tax payments, the Audit Committee determined on November 23, 2005, following the recommendation of our senior management, that there was a need to restate our quarter ended December 31, 2004 and prior financial statements. Such restatement was reflected in our Annual Report on Form 10-K for fiscal year 2005. As of June 30, 2006, we have accrued an aggregate of $21.6 million for the taxes, penalties and interest attributable to underreported employee payroll. Operating income for fiscal years 2006, 2005 and 2004 included $4.3 million, $3.8 million and $4.2 million, respectively, attributable to this accrual. Operating income for first quarter fiscal year 2006 included $0.9 million attributable to this accrual. No additional amounts were incurred during the first quarter fiscal year 2007. At this time, we cannot estimate what additional payments, fines, penalties and/or litigation and related expenses may be required in connection with the matters identified as a result of the Internal Review, the SEC investigation, and/or any other related regulatory investigation that may be instituted or third-party litigation; however, such payments, fines, penalties and/or expenses could have a material adverse effect on our business, financial condition and results of operations.

As we continue to respond to the SEC investigation and other governmental authorities and take other actions relating to improper activities that have been identified in connection with the Internal Review, there can be no assurance that restatements, in addition to those reflected in our Annual Report on Form 10-K for fiscal year 2005, will not be required or that our historical financial statements included in this prospectus will not change or require further amendment. As part of its ongoing compliance review, the Company recently received evidence that foreign affiliates of the Company’s minority owned operating entity in Kazakhstan may have made improper gifts or payments to government employees. The Company has engaged an outside accounting firm to investigate this matter and such investigation is underway. The results of such investigation will be disclosed to the SEC by the Company. In addition, as we continue to focus on our compliance program, other situations involving foreign operations, similar to those matters disclosed to the SEC in February 2005 and described above, could arise that warrant further investigation and subsequent disclosures. As a result, new issues may be identified that may impact our financial statements and the scope of the restatements described in this prospectus and lead us to take other remedial actions or otherwise adversely impact us.

For additional discussion of the SEC investigation, the Internal Review, and related proceedings, see “Business — Legal Proceedings” included elsewhere in this prospectus.

The disclosure and remediation of activities identified in the Internal Review could result in the loss of business relationships and adversely affect our business.

As a result of the disclosure and remediation of a number of activities identified in the Internal Review, we may encounter difficulties conducting business in certain foreign countries and retaining and attracting additional business with certain customers. We cannot predict the extent of these difficulties; however, our ability to continue conducting business in these countries and with these customers and through agents may be significantly impacted.

We have disclosed the activities in Nigeria identified in the Internal Review to affected customers, and one or more of these customers may seek to cancel their contracts with us. One such customer has conducted its own investigation and contract audit. We have agreed with that customer on certain actions we will take to address the findings of their audit, which in large part are steps we have taken or had already planned to take. Since our customers in Nigeria are affiliates of major international petroleum companies with whom we do business throughout the world, any actions which are taken by certain customers could have a material adverse effect on our business, financial position and results of operations, and these customers may preclude us from bidding on future business with them either locally or on a worldwide basis. In addition, applicable governmental authorities may preclude us from bidding on contracts to provide services in the countries where improper activities took place.

In connection with the Internal Review, we also have terminated our business relationship with certain agents and have taken actions to terminate business relationships with other agents. In November 2005, one of the terminated agents and his affiliated entity have commenced litigation against two of our foreign affiliated entities claiming damages of $16.3 million for breach of contract.

We may be required to indemnify certain of our agents to the extent that regulatory authorities seek to hold them responsible in connection with activities identified in the Internal Review.

In a South American country where certain improper activities took place, we are negotiating to terminate our ownership interest in the joint venture that provides us with the local ownership content necessary to meet local regulatory requirements for operating in that country. We may not be successful in our negotiations to terminate our ownership interest in the joint venture, and the outcome of such negotiations may negatively affect our ability to continue leasing our aircraft to the joint venture or other unrelated operating companies, to conduct other business in that country, or to export our aircraft and inventory from that country. We recorded an impairment charge of $1.0 million during fiscal year 2006 to reduce the recorded value of our investment in the joint venture. During fiscal years 2006 and 2005, the first quarter fiscal year 2007 and the first quarter fiscal year 2006, we derived approximately $8.0 million, $10.2 million, $2.0 million and $2.0 million, respectively, of leasing and other revenues from this joint venture, of which $4.0 million, $3.2 million, $0.9 million and $1.3 million, respectively, was paid by us to a third party for the use of the aircraft. In addition, during fiscal year 2005, approximately $0.3 million of dividend income was derived from this joint venture. No dividend income was derived from this joint venture during the first quarter fiscal year 2007.

Without a joint venture partner, we will be unable to maintain an operating license and our future activities in that country may be limited to leasing our aircraft to unrelated operating companies. Our joint venture partners and agents are typically influential members of the local business community and instrumental in aiding us in obtaining contracts and managing our affairs in the local country. As a result of terminating these relationships, our ability to continue conducting business in these countries where the improper activities took place may be negatively affected.

We expect to incur higher costs and lower profit margins as a result of the remediation of activities identified in the Internal Review.

Many of the improper actions identified in the Internal Review resulted in decreasing the costs incurred by us in performing our services. The remedial actions we are taking have resulted in an increase in these costs and, if we cannot raise our prices simultaneously and to the same extent as our increased costs, our operating income will decrease.

The DOJ investigation or any related proceedings in other countries could result in criminal proceedings and the imposition of fines and penalties, the commencement of third-party civil litigation, the incurrence of expenses, the loss of business and other adverse effects on our company.

On June 15, 2005, we issued a press release disclosing that one of our subsidiaries had received a document subpoena from the DOJ. The subpoena relates to a grand jury investigation of potential antitrust violations among providers of helicopter transportation services in the U.S. Gulf of Mexico. The subpoena focused on activities during the period from January 1, 2000 to June 13, 2005. We believe we have submitted to the DOJ substantially all documents responsive to the subpoena; however, our ability to review this matter internally has been somewhat impacted by the fact that certain of our former officers covered by the DOJ investigation are no longer with our company. We have had discussions with the DOJ and provided documents related to our operations in the United States as well as internationally. We intend to continue to provide additional information as required by the DOJ in connection with the investigation. There is no assurance that, after review of any information furnished by us or by third parties, the DOJ will not ultimately conclude that violations of U.S. antitrust laws have occurred. The period of time necessary to resolve the DOJ investigation is uncertain, and this matter could require significant management and financial resources that could otherwise be devoted to the operation of our business.

The outcome of the DOJ investigation and any related legal proceedings in other countries could include civil injunctive or criminal proceedings involving us or our current or former officers, directors or employees, the imposition of fines and other penalties, remedies and/or sanctions, including potential disbarments, and referrals to other governmental agencies. In addition, in cases where anti-competitive conduct is found by the government, there is a greater likelihood for civil litigation to be brought by third parties seeking recovery. Any such civil litigation could have serious consequences for our company, including the costs of the litigation and potential orders to pay restitution or other damages or penalties, including potentially treble damages, to any parties that were determined to be injured as a result of any impermissible anti-competitive conduct. Any of these adverse consequences could have a material adverse effect on our business, financial condition and results of operations. The DOJ investigation, any related proceedings in other countries and any third-party litigation, as well as any negative outcome that may result from the investigation, proceedings or litigation, could also negatively impact our relationships with customers and our ability to generate revenue.

In connection with this matter, we incurred $2.6 million and $0.6 million in legal and other professional fees in fiscal year 2006 and the first quarter fiscal year 2007, respectively, and significant expenditures may continue to be incurred in the future. For additional information, see “Business — Legal Proceedings — Document Subpoena from U.S. Department of Justice” included elsewhere in this prospectus.

We have identified certain material weaknesses related to our disclosure controls and procedures and internal control over financial reporting. As a result of these material weaknesses, we have concluded that as of March 31, 2006, we did not maintain effective internal control over financial reporting. These material weaknesses remain unremediated, which could affect our ability to report accurately and in a timely manner our results of operations and financial condition and could lessen investor confidence in our financial reports.

Our management assessed the effectiveness of our disclosure controls and procedures and internal control over financial reporting as of March 31, 2006 and concluded that these controls and procedures were not effective as of this date. Management reached this conclusion because it found that certain material weaknesses related to these controls and procedures existed as of this date. Although we have taken steps to address them, these material weaknesses remain unremediated as of the date of this prospectus. As long as these material weaknesses continue to exist, they could result in accounting errors such as those which led to the restatement of our quarter ended December 31, 2004 and prior financial statements. For further information on this restatement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Review, Restatement, Governmental Investigations and Internal Control — Restatement of Previously Reported Amounts.” We may in the future identify similar errors in prior period financial information, requiring further restatement of our financial statements. These material weaknesses may likewise negatively impact our ability to report accurately and in a timely manner our financial condition and results of operations for future periods, which could cause us to fail to comply with reporting obligations contained in the rules of the SEC and the NYSE and our debt agreements. In addition, these material weaknesses could cause investors to lose confidence in the reliability of our financial statements, which could negatively impact market prices for our securities. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

For additional discussion of these material weaknesses and the steps we have taken to remedy them, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Material Weaknesses Reported for Fiscal Years 2006 and 2005” included elsewhere in this prospectus.

Risks Relating to Our Business

Our future growth depends on our ability to operate outside of North America and the North Sea.

Our future growth will depend significantly on our ability to expand into international markets outside of North America and the North Sea. Expansion of our business depends on our ability to operate in these regions.

Expansion of our business outside of North America and the North Sea may be adversely affected by:

•	local regulations restricting foreign ownership of helicopter operators;

•	requirements to award contracts to local operators; and

•	the number and location of new drilling concessions granted by foreign sovereigns.

We cannot predict the restrictions or requirements that may be imposed in the countries in which we operate. If we are unable to continue to operate or retain contracts in operations outside of North America and the North Sea, our future business, financial condition and results of operations may be adversely affected, and our operations outside of North America and the North Sea may not grow. Our operations in Nigeria and South America are likely to be negatively affected by actions that we are taking as a result of the activities identified in the Internal Review, as discussed above under “— The disclosure and remediation of activities identified in the Internal Review could result in the loss of business relationships and adversely affect our business.”

In order to grow our business, we may require additional capital in the future, which may not be available to us.

Our business is capital intensive, and to the extent we do not generate sufficient cash from operations, we will need to raise additional funds through public or private debt or equity financings to execute our growth strategy. Adequate sources of capital funding may not be available when needed, or may not be available on favorable terms. In addition, the SEC investigation, any related proceedings in other countries and the consequences of the activities identified in the Internal Review could adversely affect our ability to raise additional funds. If we raise additional funds by issuing equity securities, dilution to the holdings of existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to acquire additional aircraft, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business. See discussion of our capital commitments in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Cash Requirements — Capital Commitments” elsewhere in this prospectus.

Our operations outside of North America and the North Sea are subject to additional risks.

During fiscal year 2006 and first quarter fiscal year 2007, approximately 34% of our gross revenue was attributable to helicopter services provided to oil and gas customers operating outside of North America and the North Sea. Operations in most of these areas are subject to various risks inherent in conducting business in international locations, including:

•	political, social and economic instability, including risks of war, general strikes and civil disturbances;

•	physical and economic retribution directed at U.S. companies and personnel;

•	governmental actions that restrict payments or the movement of funds or result in the deprivation of contract rights;

•	the taking of property without fair compensation; and

•	the lack of well-developed legal systems in some countries which could make it difficult for us to enforce our contractual rights.

For example, there has been continuing unrest in Nigeria, where we derived 14% of our gross revenue in fiscal year 2006 and first quarter fiscal year 2007. While this unrest has not adversely affected our results of operations, any future unrest in Nigeria or our other operating regions could adversely affect our business, financial condition and results of operations. We cannot predict whether any of these events will occur in the future in Nigeria or elsewhere.

Foreign exchange risks and controls may affect our financial position and results of operations.

Through our operations outside the U.S., we are exposed to currency fluctuations and exchange rate risks. The majority of both our revenue and expenses from our Europe business unit is denominated in British pounds sterling. Our foreign exchange rate risk is even greater when our revenue is denominated in a currency different from that associated with the corresponding expenses. In addition, some of our contracts provide for payment in currencies other than British pounds sterling or U.S. dollars. We attempt to minimize our exposure to foreign exchange rate risk by contracting the majority of our services, other than in our Europe business unit, in U.S. dollars. As a result, a strong U.S. dollar may increase the local cost of our services that are provided under U.S. dollar-denominated contracts, which may reduce the demand for our services in foreign countries. Generally, we do not enter into hedging transactions to protect against foreign exchange risks related to our gross revenue.

Because we maintain our financial statements in U.S. dollars, our financial results are vulnerable to fluctuations in the exchange rate between the U.S. dollar and foreign currencies, such as the British pound sterling. In preparing our financial statements, we must convert all non-U.S. dollar currencies to U.S. dollars. The effect of foreign currency translation is reflected in a component of stockholders’ investment, while foreign currency transaction gains or losses and translation of currency amounts not deemed permanently reinvested are credited or charged to income and reflected in other income (expense). In the past three fiscal years, our stockholders’ investment has decreased by as much as $14.8 million and increased by as much as $27.6 million, as a result of translation adjustments. In addition, during this period our results of operations have included foreign currency gains or losses ranging from a loss of $7.9 million to a gain of $5.4 million. Changes in exchange rates could cause significant changes in our financial position and results of operations in the future.

We operate in countries with foreign exchange controls including Brazil, Egypt, India, Kazakhstan, Malaysia and Russia. These controls may limit our ability to repatriate funds from our international operations and unconsolidated affiliates or otherwise convert local currencies into U.S. dollars. These limitations could adversely affect our ability to access cash from these operations.

See further discussion of foreign exchange risks and controls under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosure About Market Risk” included elsewhere in this prospectus.

We operate in many international areas through entities that we do not control.

We conduct many of our international operations through entities in which we have a minority investment or through strategic alliances with foreign partners. For example, we have acquired interests in, and in some cases have lease and service agreements with, entities that operate aircraft in Egypt, Mexico, Norway, and the U.K. Additionally, as indicated above, we have an interest in a joint venture in a South American country that we are currently in the process of terminating. We provide engineering and administrative support to these entities. We derive significant amounts of lease revenue, service revenue and dividend income from these entities. In fiscal year 2006 and first quarter fiscal year 2007, we derived approximately $2.7 million and $0, respectively, of dividend income from our unconsolidated affiliates, none of which was derived from the joint venture in such South American country. More significantly, in fiscal year 2006 and first quarter fiscal year 2007, we received approximately $56.2 million and $13.2 million, respectively, of revenues from the provision of aircraft and other services to unconsolidated affiliates, of which approximately $8.0 million and $2.0 million, respectively, was derived from the joint venture in such South American country. Because we do not own a majority or maintain voting control of these entities, we do not have the ability to control their policies, management or affairs. The interests of persons who control these entities or partners may differ from ours, and may cause such entities to take actions that are not in our best interest. If we are unable to maintain our relationships with our partners in these entities, we could lose our ability to operate in these areas, potentially resulting in a material adverse effect on our business and results of operations.

Labor problems could adversely affect us.

Approximately 300 pilots in our North America business unit and substantially all of our employees in the United Kingdom, Nigeria and Australia are represented under collective bargaining or union agreements. Periodically, certain groups of our employees who are not covered by a collective bargaining agreement consider entering into such an agreement. In addition, many of the employees of our affiliates are represented by collective bargaining agreements. Any disputes over the terms of these agreements or our potential inability to negotiate acceptable contracts with the unions that represent our employees under these agreements could result in strikes, work stoppages or other slowdowns by the affected workers. We are currently involved in negotiations with the unions in Nigeria and anticipate that we will increase certain benefits for union personnel as a result of these negotiations. If our unionized workers engage in a strike, work stoppage or other slowdown, or other employees elect to become unionized or existing labor agreements are renegotiated on, or future labor agreements contain, terms that are unfavorable to us, we could experience a disruption of our operations or higher ongoing labor costs which could adversely affect our business, financial condition and results of operations.

Helicopter operations involve risks that may not be covered by our insurance or may increase our operating costs.

The operation of helicopters inherently involves a degree of risk. Hazards such as harsh weather and marine conditions, mechanical failures, crashes and collisions are inherent in our business and may result in personal injury, loss of life, damage to property and equipment and suspension or reduction of operations. Our aircraft have been involved in accidents in the past, some of which have included loss of life and property damage. We may experience similar accidents in the future. In addition, our Production Management Services are subject to the normal risks associated with working on offshore oil and gas production facilities. These risks include injury to or death of personnel and damage to or loss of property.

We attempt to protect ourselves against these losses and damage by carrying insurance, including hull and liability, general liability, workers’ compensation, and property and casualty insurance. Our insurance coverage is subject to deductibles and maximum coverage amounts, and we do not carry insurance against all types of losses, including business interruption. We cannot assure you that our existing coverage will be sufficient to protect against all losses, that we will be able to maintain our existing coverage in the future or that the premiums will not increase substantially. In addition, future terrorist activity, accidents or other events could increase our insurance premiums. The loss of our liability insurance coverage, inadequate coverage from our liability insurance or substantial increases in future premiums could have a material adverse effect on our business, financial condition and results of operations.

We are subject to government regulation that limits foreign ownership of aircraft companies.

We are subject to governmental regulation that limits foreign ownership of aircraft companies. In the United States, our aircraft may be subject to deregistration under the Federal Aviation Act of 1958, as amended from time to time (the “Federal Aviation Act”), and we may lose our ability to operate within the United States if persons other than citizens of the United States should come to own or control more than 25% of our voting interest, if the president of our company is not a U.S. citizen, if two-thirds or more of our directors are not U.S. citizens or if our company is not under the actual control of U.S. citizens. Deregistration of our aircraft for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on our ability to conduct operations within our North America business unit. In the United Kingdom, we are subject to regulation under English and European statutes and regulations and are required to hold an operating license issued by the Civil Aviation Authority (the “CAA”) in order to operate in the United Kingdom. To operate under this license, the company through which we conduct operations in the United Kingdom, Bristow Helicopters Ltd., must be owned directly or through majority ownership by European Union nationals, and must at all times be effectively controlled by them. Bristow Helicopters Ltd. is a wholly owned subsidiary of Bristow Aviation. We own 49% of, and hold certain put/call rights over additional, shares of common stock of Bristow Aviation. Please read “Certain Relationships and Related-Party Transactions.” If we were considered to have majority ownership of or control over Bristow Helicopters Ltd., either presently or in the future (including following the exercise of the put/call option), Bristow Helicopters Ltd. could lose its operating license, which would have a material adverse effect on our ability to operate in the United Kingdom.

Changes in these statutes or regulations, administrative requirements or their interpretation may have a material adverse effect on our business or financial condition or on our ability to continue operations in these areas. Additionally, changes in local laws, regulations or administrative requirements or their interpretation in other international locations where we operate may have a material adverse effect on our business or financial condition or on our ability to continue operations in these areas.

We cannot assure you that there will be no changes in aviation laws, regulations or administrative requirements or the interpretations thereof, that could restrict or prohibit our ability to operate in certain regions. Any such restriction or prohibition on our ability to operate may have a material adverse effect on our business, financial condition and results of operations.

See further discussion under the heading “Business — Government Regulation” included elsewhere in this prospectus.

Actions taken by agencies empowered to enforce governmental regulations could increase our costs and reduce our ability to operate successfully.

Our operations are regulated by governmental agencies in the various jurisdictions in which we operate. These agencies have jurisdiction over many aspects of our business, including personnel, aircraft and ground facilities. Statutes and regulations in these jurisdictions also subject us to various certification and reporting requirements and inspections regarding safety, training and general regulatory compliance. Other statutes and regulations in these jurisdictions regulate the offshore operations of our customers. The agencies empowered to enforce these statutes and regulations may suspend, curtail or modify our operations. A suspension or substantial curtailment of our operations for any prolonged period, and any substantial modification of our current operations, may have a material adverse effect on our business, financial condition and results of operations. See further discussion under “Business — Government Regulation” included elsewhere in this prospectus.

Our failure to attract and retain qualified personnel could have an adverse affect on us.

Our ability to attract and retain qualified pilots, mechanics and other highly-trained personnel is an important factor in determining our future success. For example, many of our customers require pilots with very high levels of flight experience. The market for these experienced and highly-trained personnel is competitive and may become more competitive. Accordingly, we cannot assure you that we will be successful in our efforts to attract and retain such personnel. Some of our pilots, mechanics and other personnel, as well as those of our competitors, are members of the U.S. or U.K. military reserves who have been, or could be, called to active duty. If significant numbers of such personnel are called to active duty, it would reduce the supply of such workers and likely increase our labor costs. Additionally, our fleet expansion program will require us to retain additional pilots, mechanics and other flight-related personnel. Finally, as a result of the disclosure and remediation of activities identified in the Internal Review, we may have difficulty attracting and retaining qualified personnel, and we may incur increased expenses. Our failure to attract and retain qualified personnel could have a material adverse effect on our current business and our growth strategy.

We face substantial competition in both of our business segments.

The helicopter business is highly competitive. Chartering of helicopters is usually done on the basis of competitive bidding among those providers having the necessary equipment, operational experience and resources. Factors that affect competition in our industry include price, reliability, safety, professional reputation, availability, equipment and quality of service. In addition, certain of our customers have the capability to perform their own helicopter operations should they elect to do so, which may limit our ability to increase charter rates under certain circumstances.

In our North America business unit, we face competition from a number of providers, including one U.S. competitor with a comparable number of helicopters servicing the U.S. Gulf of Mexico. We have two significant competitors in the North Sea. In our other international operations, we also face significant competition. In addition, foreign regulations may require the awarding of contracts to local operators.

Certain of our customers have the capability to perform their own helicopter operations should they elect to do so, which has a limiting effect on our rates. The loss of a significant number of our customers or termination of a significant number of our contracts could materially adversely affect our business, financial condition and results of operations.

The production management services business is also highly competitive. There are a number of competitors that maintain a presence throughout the U.S. Gulf of Mexico. In addition, there are many smaller operators that compete with us on a local basis or for single projects or jobs. Contracts for our Production Management Services are generally for terms of a year or less and could be awarded to our competitors upon expiration. Many of our customers are also able to perform their own production management services should they choose to do so.

As a result of significant competition, we must continue to provide safe and efficient service or we will lose market share, which could have a material adverse effect on our business, financial condition and results of operations. The loss of a significant number of our customers or termination of a significant number of our contracts could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to weather-related and seasonal fluctuations.

Generally, our operations can be impaired by harsh weather conditions. Poor visibility, high wind and heavy precipitation can affect the operation of helicopters and result in a reduced number of flight hours. A significant portion of our operating revenue is dependent on actual flight hours, and a substantial portion of our direct cost is fixed. Thus, prolonged periods of harsh weather can have a material adverse effect on our business, financial condition and results of operations.

In the Gulf of Mexico, the months of December through March have more days of harsh weather conditions than the other months of the year. Heavy fog during those months often limits visibility. In addition, in the Gulf of Mexico, June through November is tropical storm and hurricane season. When a tropical storm or hurricane is about to enter or begins developing in the Gulf of Mexico, flight activity may increase because of evacuations of offshore workers. However, during a tropical storm or hurricane, we are unable to operate in the area of the storm. In addition, as a significant portion of our facilities are located along the coast of the U.S. Gulf of Mexico, tropical storms and hurricanes may cause substantial damage to our property in these locations, including helicopters. For example, during the summer and fall of 2005, hurricanes Katrina and Rita caused substantial damage to several of our Louisiana facilities. See “Business — Helicopter Services — North America” included elsewhere in this prospectus. Additionally, we incur costs in evacuating our aircraft, personnel and equipment prior to tropical storms and hurricanes.

The fall and winter months have fewer hours of daylight, particularly in the North Sea. While some of our aircraft are equipped to fly at night, we generally do not do so. In addition, drilling activity in the North Sea is lower during the winter months than the rest of the year. Anticipation of harsh weather during this period causes many oil companies to limit activity during the winter months. Consequently, flight hours are generally lower during these periods, typically resulting in a reduction in operating revenue during those months. Accordingly, our reduced ability to operate in harsh weather conditions and darkness may have a material adverse effect on our business, financial condition and results of operations.

Environmental regulations and liabilities may increase our costs and adversely affect us.

Our operations are subject to U.S. federal, state and local and foreign environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage, recycling and disposal of toxic and hazardous wastes. The nature of the business of operating and maintaining helicopters requires that we use, store and dispose of materials that are subject to environmental regulation. Our Production Management Services are also affected by the environmental laws and regulations that restrict the activities of our customers in the offshore oil and gas production industry. Environmental laws and regulations change frequently, which makes it impossible for us to predict their cost or impact on our future operations. Liabilities associated with environmental matters could have a material adverse effect on our business, financial condition and results of operations. We could be exposed to strict, joint and several liability for cleanup costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Additionally, any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking action against our business that could adversely impact our operations and financial condition, including the:

•	issuance of administrative, civil and criminal penalties;

•	denial or revocation of permits or other authorizations;

•	imposition of limitations on our operations; and

•	performance of site investigatory, remedial or other corrective actions.

For additional information see “Business—Environmental” and “Business—Legal Proceedings” included elsewhere in this prospectus.

Our dependence on a small number of helicopter manufacturers poses a significant risk to our business and prospects.

We contract with a small number of manufacturers for most of our aircraft expansion and replacement needs. If any of these manufacturers faced production delays due to, for example, natural disasters or labor strikes, we may experience a significant delay in the delivery of previously ordered aircraft, which would adversely affect our revenues and profitability and could jeopardize our ability to meet the demands of our customers. We have limited alternatives to find alternate sources of new aircraft.

Risks Relating to this Offering

We may not be able to pay cash dividends on the mandatory convertible preferred stock.

Our $230 million 6 1/8% Senior Notes due 2013 (“Senior Notes”) and Credit Facilities limit, and any indentures and other financing agreements that we enter into in the future will likely limit, our ability to pay cash dividends on our capital stock. Specifically, under our existing Senior Notes indenture and the Credit Facilities, we may pay cash dividends and make other distributions on or in respect of our capital stock, including the mandatory convertible preferred stock, only if certain covenants are met. For example our Credit Facilities currently limit our ability to pay cash dividends on our preferred stock to $20 million annually. In the event that any of our indentures or other financing agreements in the future restrict our ability to pay cash dividends on the mandatory convertible preferred stock, we will be unable to pay cash dividends on the mandatory convertible preferred stock unless we can refinance amounts outstanding under those agreements. See “Description of Mandatory Convertible Preferred Stock — Method of Payment of Dividends” and “— Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount.”

Under Delaware law, cash dividends on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then current or the preceding fiscal year. Unless we continue to operate profitably, our ability to pay cash dividends on the mandatory convertible preferred stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. Further, even if adequate surplus is available to pay cash dividends on the mandatory convertible preferred stock, we may not have sufficient cash to pay dividends on the mandatory convertible preferred stock.

A holder of our mandatory convertible preferred stock may realize some or all of a decline in the market value of our shares of our common stock.

The market value of shares of our common stock on the mandatory conversion date may be less than the market price corresponding to the maximum conversion rate, which we call the initial price, in which case holders of our mandatory convertible preferred stock will receive shares of our common stock on the mandatory conversion date with a market value per share that is less than the initial price. Accordingly, a holder of mandatory convertible preferred stock assumes the entire risk that the market value of our common stock may decline.

Our issuance of additional series of shares of our preferred stock could adversely affect holders of shares of our common stock and, as a result, holders of the mandatory convertible preferred stock.

After giving effect to this offering, our board of directors is authorized to issue additional classes or series of shares of our preferred stock without any action on the part of our stockholders, subject to the limitations of the mandatory convertible preferred stock. Our board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of shares of our preferred stock that may be issued, including voting rights, dividend rights, conversion features, preferences over shares of our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue shares of our preferred stock in the future that have preference over shares of our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue shares of our preferred stock with voting rights that dilute the voting power of shares of our common stock, the rights of holders of shares of our common stock or the market price of shares of our common stock, and as a result of our mandatory convertible preferred stock, could be adversely affected.

Holders of our mandatory convertible preferred stock will have no rights as holders of shares of our common stock until they acquire shares of our common stock.

Until you acquire shares of our common stock upon conversion, you will have no rights with respect to shares of our common stock, including voting rights (except as described under “Description of Mandatory Convertible Preferred Stock — Voting Rights” and as required by applicable state law), rights to respond to tender offers and rights to receive any dividends or other distributions on shares of our common stock. Upon conversion, you will be entitled to exercise the rights of a holder of shares of our common stock only as to matters for which the record date occurs on or after the conversion date.

The opportunity for equity appreciation provided by an investment in the shares of our mandatory convertible preferred stock is less than that provided by a direct investment in shares of our common stock.

The number of shares of our common stock that are issuable upon mandatory conversion on the conversion date of our mandatory convertible preferred stock will decrease if the applicable market value increases to above $     . Therefore, the opportunity for equity appreciation provided by an investment in our mandatory convertible preferred stock is less than that provided by a direct investment in shares of our common stock. Assuming the initial price accurately reflects fair market value, the market value of shares of our common stock on September 15, 2009 must exceed the threshold appreciation price of $     before a holder of our mandatory convertible preferred stock will realize any equity appreciation.

Our mandatory convertible preferred stock will rank junior to all of our and our subsidiaries’ liabilities in the event of a bankruptcy, liquidation or winding up of our assets.

In the event of bankruptcy, liquidation or winding up, our assets will be available to pay obligations on our mandatory convertible preferred stock only after all of our liabilities have been paid. In addition, our mandatory convertible preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries and the capital stock of our subsidiaries held by third parties. The rights of holders of our mandatory convertible preferred stock to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors and equity holders. In the event of bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of our mandatory convertible preferred stock then outstanding.

You may have to pay taxes as a result of adjustments (or failure to make adjustments) to the conversion rate of our mandatory convertible preferred stock.

The number of shares of common stock that you are entitled to receive on the mandatory conversion date, or as a result of early conversion of the mandatory convertible preferred stock, is subject to adjustment for certain events. In the event of such adjustments (or a failure to make adjustments), holders of mandatory convertible preferred stock or our common stock may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend.

There is no public market for the mandatory convertible preferred stock.

The mandatory convertible preferred stock will be a new issue of securities for which there is currently no public market. Although the underwriters currently intend to make a market in the mandatory convertible preferred stock, they are not obligated to do so, and any market-making activities may be discontinued at any time without notice. Accordingly, there may not be development of or liquidity in any market for the mandatory convertible preferred stock. If a market for the mandatory convertible preferred stock were to develop, the mandatory convertible preferred stock could trade at prices that may be higher or lower than the initial offering price depending upon many factors, including the price of our common stock, prevailing interest rates, our operating results and the markets for similar securities.

The conversion rate and payment you may receive in respect of shares of mandatory convertible preferred stock converted in connection with certain cash acquisitions of us may not adequately compensate you for the lost option time value of your mandatory convertible preferred stock as a result of such change.

If certain cash acquisitions of us occur on or prior to September 15, 2009, under certain circumstances, we will (1) permit conversion of our mandatory convertible preferred stock during the period beginning on the date that is 15 days prior to the anticipated effective date of the applicable cash acquisition and ending on the date that is 15 days after the actual effective date and (2) pay converting holders an amount equal to the sum of any accumulated and unpaid dividends on shares of our mandatory convertible preferred stock that are converted plus the present value of all remaining dividend payments on such shares through and including September 15, 2009, as described under “Description of Mandatory Convertible Preferred Stock — Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount.” The applicable conversion rate will be determined based on the date on which the transaction becomes effective and the price paid per share of our common stock in such transaction as described under “Description of Mandatory Convertible Preferred Stock — Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount.” While the conversion rate adjustment and the additional payment amount are designed to compensate you for the lost option time value of your mandatory convertible preferred stock and lost dividends resulting from your decision to convert early as a result of such transaction, the amount of the make-whole premium is only an approximation of such lost value and may not adequately compensate you for such loss.

We have no plans to pay regular dividends on our common stock.

We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition, and other factors our board of directors deems relevant. Our Senior Notes and Credit Facilities restrict our payment of cash dividends or other distributions to stockholders. Accordingly, you may have to sell some or all of the common stock issuable upon conversion of your mandatory convertible preferred stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell such common stock and may lose the entire amount of your investment.

The price of our common stock, and therefore the price of our mandatory convertible preferred stock, may be volatile, which may make it difficult for you to resell the mandatory convertible preferred stock, or common stock issuable upon conversion of the mandatory convertible preferred stock, when you want or at prices you find attractive.

The market price of our common stock, and therefore the price of our mandatory convertible preferred stock, could be subject to significant fluctuations. This may make it difficult for you to resell the mandatory convertible preferred stock, or common stock issuable upon conversion of the mandatory convertible preferred stock, when you want or at prices you find attractive. Among the factors that could affect the price of our common stock are:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•	changes in revenue or earnings estimates;

•	developments in the Internal Review or DOJ investigation;

•	publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our common stock by stockholders;

•	actions by institutional investors;

•	fluctuations in oil and natural gas prices;

•	general market conditions; and

•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Future sales of shares of our common stock may affect their market price and the future exercise of options may depress our stock price and result in immediate and substantial dilution.

We cannot predict what effect, if any, future sales of shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock. As of August 1, 2006, 900,064 shares of our common stock, or 3.8% of our outstanding common stock, may be issued in connection with the exercise of outstanding options.

We, our directors and executive officers and Caledonia Investments plc are subject to the lockup agreements described in “Underwriting” for a period of 90 days after the date of this prospectus. Shares beneficially held for at least one year will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), subject to the lockup agreements. Sales of substantial amounts of our common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. Please read “Shares Eligible for Future Sale.”

We have filed registration statements with the SEC on Form S-8 providing for the registration of 1,250,000 shares of our common stock issued or reserved for issuance under our stock incentive plans. As of August 1, 2006, options to acquire 900,064 shares of our common stock were outstanding. Subject to the expiration of lockups that we and our directors and executive officers have entered into and any applicable restrictions or conditions contained in our stock incentive plans and under federal securities laws, the shares that may be acquired pursuant to these options will be available for resale immediately in the public market without restriction.

Our stockholder rights plan, provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our stockholder rights plan, our certificate of incorporation, as amended, our amended and restated bylaws and Delaware corporate law contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions will apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. Please read “Description of Capital Stock” included elsewhere in this prospectus for a description of these provisions.

We limit foreign ownership of our company, which could reduce the price of our mandatory convertible preferred stock and our common stock and cause owners of our mandatory convertible preferred stock and our common stock who are not U.S. persons to lose their voting rights.

Our certificate of incorporation, as amended, provides that persons or entities that are not “citizens of the United States” (as defined in the Federal Aviation Act of 1958) shall not collectively own or control more than 25% of the voting power of our outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the United States nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by certain stockholders who are not citizens of the United States shall automatically be suspended. These voting rights will be suspended in reverse chronological order by date of registry until the number of voting shares held by persons that are not citizens of the United States is less than or equal to the Permitted Foreign Ownership Percentage. Our certificate of incorporation, as amended, further authorizes us to redeem any such suspended shares to the extent necessary for us to comply with any present or future requirements of the Federal Aviation Act. Shares held by persons who are not citizens of the United States may lose their associated voting rights and be redeemed as a result of these provisions. These restrictions may also have an adverse impact on the liquidity or market value of our mandatory convertible preferred stock and our common stock because holders may be unable to transfer our mandatory convertible preferred stock and our common stock to persons who are not citizens of the United States.

Moody’s Investors Service could downgrade our credit rating, which could adversely affect our liquidity, results of operations and growth opportunities.

Moody’s Investors Service has indicated that it will begin announcing new assessments and ratings for existing corporate speculative grade issuers on September 18, 2006 based on its new methodology for loss-given-default assessments and probability-of-default ratings. Moody’s has indicated that the new assessments and ratings will be announced on an industry-by-industry basis. In connection with this announcement, it is possible that Moody’s will change its current long-term credit rating for our company. Any downgrade in our credit rating could have an adverse effect on our financing costs and access to capital, which could adversely impact our liquidity and results of operations and growth opportunities.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements are statements about our future business, strategy, operations, capabilities and results; financial projections; plans and objectives of our management; expected actions by us and by third parties, including our customers, competitors and regulators; and other matters. Some of the forward-looking statements can be identified by the use of words such as “believes”, “belief”, “expects”, “plans”, “anticipates”, “intends”, “projects”, “estimates”, “may”, “might”, “would”, “could” or other similar words; however, all statements in this prospectus, other than statements of historical fact or historical financial results are forward-looking statements.

Our forward-looking statements reflect our views and assumptions on the date of this prospectus regarding future events and operating performance. We believe that they are reasonable, but they involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control, that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Accordingly, you should not put undue reliance on any forward-looking statements. Factors that could cause our forward-looking statements to be incorrect and actual events or our actual results to differ from those that are anticipated include all of the following:

•	the risks and uncertainties described under “Risk Factors” included elsewhere in this prospectus;

•	the level of activity in the oil and natural gas industry is lower than anticipated;

•	production-related activities become more sensitive to variances in commodity prices;

•	the major oil companies do not continue to expand internationally;

•	market conditions are weaker than anticipated;

•	we are not able to re-deploy our aircraft to regions with the greater demand;

•	we do not achieve the anticipated benefit of our fleet expansion program;

•	the outcome of the SEC investigation relating to the Foreign Corrupt Practices Act and other matters, or the Internal Review, has a greater than anticipated financial or business impact;

•	the outcome of the DOJ antitrust investigation, which is ongoing, has a greater than anticipated financial or business impact; and

•	the implementation of our plan to improve our internal control over financial reporting, as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Review, Restatement, Governmental Investigations and Internal Control — Internal Control Matters — Management’s Response to Material Weaknesses.”

All forward-looking statements in this prospectus are qualified by these cautionary statements and speak only as of the date of the particular statement. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 4,000,000 of our     % mandatory convertible preferred stock in this offering will be approximately $193.7 million, after deducting underwriting discounts and commissions and our estimated offering expenses. The underwriters will not receive any discount or commission on the sale of the 300,000 shares of mandatory convertible preferred stock to Caledonia Investments plc.

We intend to use the net proceeds from this offering for the following purposes:

•	to fund the $98.8 million purchase price for the acquisition of five large aircraft under options we intend to exercise that expire on September 30, 2006;

•	to fund a portion of the $349.4 million purchase price for the acquisition of additional large aircraft under options we may exercise; and

•	to fund a portion of the $394.5 million purchase price for the acquisition of aircraft on order as of June 30, 2006.

Pending such uses, we plan to invest the net proceeds of this offering in highly liquid, investment-grade securities. Depending on the timing of such uses, we may use a portion of the net proceeds for working capital and other general corporate purposes, including acquisitions.

For a discussion of our aircraft on order and under option, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Future Cash Requirements — Capital Commitments” and “Business — Aircraft Fleet Expansion.”

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the NYSE under the symbol “BRS.” Prior to becoming listed on the NYSE in 2003, our common stock had been quoted on the NASDAQ National Market system since 1984.

The following table shows the range of closing prices for our common stock during each quarter of our last two fiscal years, the first quarter fiscal year 2007 and the second quarter fiscal year 2007 through September 7, 2006.

	Price
	High	Low

Fiscal Year Ended March 31, 2005
First Quarter	$28.16	$21.85
Second Quarter	34.42	27.08
Third Quarter	38.05	32.47
Fourth Quarter	35.12	29.10
Fiscal Year Ended March 31, 2006
First Quarter	34.93	27.78
Second Quarter	37.00	32.10
Third Quarter	36.86	29.17
Fourth Quarter	36.50	27.67
Fiscal Year Ended March 31, 2007
First Quarter	38.37	33.62
Second Quarter (through September 7, 2006)	38.52	32.21

On September 7, 2006, the last reported sale price of our common stock on the NYSE was $37.84 per share. As of August 1, 2006, there were 709 holders of record of our common stock.

We have not paid dividends on our common stock since January 1984. We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of:

•	any applicable contractual restrictions limiting our ability to pay dividends;

•	our earnings and cash flows;

•	our capital requirements;

•	our financial condition; and

•	other factors our board of directors deems relevant.

In addition, the terms of our Senior Notes and Credit Facilities restrict our payment of cash dividends and other distributions to stockholders. For descriptions of our Senior Notes and Credit Facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Cash Requirements — Debt Obligations,” Note 5 in the “Notes to Consolidated Financial Statements” and Note 3 in the “Condensed Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2006 (1) on an actual basis and (2) on an as adjusted basis after giving effect to this offering and the use of the net proceeds as described under “Use of Proceeds” as if these transactions had occurred as of June 30, 2006.

You should read the information in this table in conjunction with our “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2006
	Actual	As Adjusted(1)
	(In thousands)

Cash and cash equivalents	$109,634	$303,284

Debt:
6 1/8% Senior Notes due 2013	$230,000	$230,000
Limited recourse term loans	19,736	19,736
Hemisco Helicopters International, Inc. Note	4,380	4,380
Short-term advance from customer	1,400	1,400
Note to Sakhalin Aviation Services Ltd.	664	664
Sakhalin debt	5,338	5,338
Revolving credit facility(2)	—	—

Total debt (including current maturities)	261,518	261,518

Stockholders’ investment:
% mandatory convertible preferred stock, $.01 par value, authorized 4,600,000 shares: outstanding 4,000,000 shares, entitled on liquidation to $200 million(3)	—	193,650
Common stock, $.01 par value, authorized 35,000,000 shares: outstanding 23,430,097 shares exclusive of 1,281,050 treasury shares)	234	234
Additional paid-in capital	161,191	161,191
Retained earnings	464,753	464,753
Accumulated other comprehensive loss	(50,456)	(50,456)

Total stockholders’ investment	575,722	769,372

Total capitalization	$837,240	$1,030,890

(1)	We intend to use the net proceeds of this offering to fund the $98.8 million purchase price for the acquisition of five large aircraft under options we intend to exercise on September 30, 2006, a portion of the $349.4 million purchase price for the acquisition of additional large aircraft under options we may exercise and a portion of the $394.5 million purchase price for the acquisition of aircraft on order as of June 30, 2006. Depending on the timing of such uses, we may use a portion of the net proceeds for working capital and other general corporate purposes, including acquisitions. Pending such uses, we plan to invest the net proceeds of this offering in highly liquid, investment-grade securities. Consequently, the net proceeds of this offering are recorded under “Cash and cash equivalents” in the table above. For additional information about these transactions, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Future Cash Requirements — Capital Commitments” and “Business — Aircraft Fleet Expansion.”

(2)	As of June 30, 2006, we had no borrowings outstanding and $3.2 million in letters of credit issued under this $30 million facility. In August 2006, we terminated this revolving credit facility and entered into the Credit Facilities, which consist of a $100 million revolving credit facility and a $25 million letter of credit facility. As of August 31, 2006, we had no borrowings outstanding and $4.1 million in letters of credit issued under the Credit Facilities.

(3)	This amount is net of offering costs.

SELECTED HISTORICAL FINANCIAL DATA

You should read the data set forth below in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus. We derived the selected financial data as of March 31, 2006 and 2005 and for each of the fiscal years ended March 31, 2006, 2005 and 2004 from our audited consolidated financial statements and the related notes included in this prospectus. We derived the selected financial data as of March 31, 2004, 2003 and 2002 and for the fiscal years ended March 31, 2003 and 2002 from our audited consolidated financial statements and the related notes not included in this prospectus. We derived the selected financial data as of June 30, 2006 and for each of the three-month periods ended June 30, 2006 and 2005 from our interim consolidated financial statements (unaudited) and the related notes included in this prospectus. The selected financial data for the three-month period ended June 30, 2006 are not necessarily indicative of our results for the year ending March 31, 2007, and our historical results are not necessarily indicative of our results for any future period.

	Three Months
	Ended June 30,				Fiscal Year Ended March 31,
	2006(1)(2)		2005(1)(2)		2006(1)(2)		2005(1)(2)		2004(2)(3)(4)		2003		2002
	(In thousands, except per share and other data)

Statement of Income Data(5)
Gross revenue	$221,062		$180,937		$768,940		$673,646		$617,001		$601,550		$552,913
Operating expense	190,002		165,892		695,145		596,038		528,276		536,184		483,152
Operating income	31,060		15,045		73,795		77,608		88,725		65,366		69,761
Earnings from unconsolidated affiliates, net of losses	1,559		46		6,758		9,600		11,039		12,054		6,604
Net income	17,229		11,972		57,809		51,560		49,825		40,404		42,039
Net income per common share:
Basic	0.74		0.51		2.48		2.24		2.21		1.80		1.91
Diluted	0.73		0.51		2.45		2.21		2.15		1.67		1.75
Other Data
Ratio of earnings to fixed charges and preferred dividends(6)	5.49	x	3.88	x	4.41	x	5.07	x	4.14	x	4.39	x	4.56	x
Flight hours	74,191		67,694		272,541		243,118		249,335		251,131		257,094

	At June 30,	At March 31,
	2006	2006	2005	2004	2003	2002
	(In thousands, except other data)

Balance Sheet Data(5)
Total current assets	$457,486	$447,266	$432,444	$352,697	$303,101	$273,202
Investment in unconsolidated affiliates	40,668	39,912	37,176	38,929	27,928	21,103
Property and equipment — at cost	943,982	878,986	859,574	824,377	719,782	666,911
Total assets	1,239,794	1,176,413	1,149,576	1,046,828	906,031	807,301
Long-term debt, including current maturities	261,518	265,296	262,080	255,534	232,818	208,014
Stockholders’ investment	575,722	537,697	492,993	429,952	350,206	331,940
Other Data
Number of aircraft in fleet:
Operated by consolidated affiliates	333	331	320	332	335	345
Operated by unconsolidated affiliates	147	146	110	96	91	83

(1)	During the first quarter fiscal year 2007, the first quarter fiscal year 2006 and fiscal years 2006 and 2005, we incurred approximately $0.7 million, $3.2 million, $13.1 million and $2.6 million, respectively, in legal and other professional costs in connection with the Internal Review and DOJ investigation.

(2)	Effective July 1, 2003, we changed the useful lives of certain of our aircraft to 15 years from a range of seven to ten years. The effect of this change for the first quarter fiscal year 2007, the first quarter fiscal year 2006 and fiscal years 2006, 2005 and 2004 was a reduction in depreciation expense (after tax) of $0.6 million, $0.7 million, $2.9 million, $2.9 million and $2.3 million, respectively.

(3)	Results for fiscal year 2004 include $21.7 million ($15.7 million, net of tax) of curtailment gain relating to the pension plan discussed in Note 9 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

(4)	Results for fiscal year 2004 include $6.2 million in loss on extinguishment of debt related to notes redeemed in that fiscal year. See discussion in Note 5 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

(5)	Results of operations and financial position of companies that we have acquired have been included beginning on the respective dates of acquisition and include Aviashelf (July 2004), Pan African Airlines (Nigeria) Ltd. (July 2002) and Turbo Engines Inc. (formerly Pueblo Automotive) (December 2001).

(6)	For purposes of determining the ratios of earnings to fixed charges and preferred dividends, earnings are defined as net income before provision for income taxes and minority interest, undistributed earnings of unconsolidated equity affiliates, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized), amortization of debt issuance costs, and the estimated interest portion of rental expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with “Forward-Looking Statements,” “Risk Factors” and our consolidated financial statements and the notes thereto, all of which are included elsewhere in this prospectus.

Executive Overview

This Executive Overview only includes what management considers to be the most important information and analysis for evaluating our financial condition and operating performance. It provides the context for the discussion and analysis of the financial statements which follows and does not disclose every item bearing on our financial condition and operating performance.

General

We are the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated. We are one of two helicopter service providers to the offshore energy industry with global operations. We have major operations in the U.S. Gulf of Mexico and the North Sea, and operations in most of the other major offshore oil and gas producing regions of the world, including Alaska, Australia, Brazil, China, Mexico, Nigeria, Russia and Trinidad. We have a long history in the helicopter service industry, with our two principal legacy companies, Bristow Helicopters Ltd. and Offshore Logistics, Inc. (“Offshore Logistics”), having been founded in 1955 and 1969, respectively.

We conduct our business in two segments: Helicopter Services and Production Management Services. The Helicopter Services segment conducts its operations through seven business units:

•	North America;

•	South and Central America;

•	Europe;

•	West Africa;

•	Southeast Asia;

•	Other International; and

•	Eastern Hemisphere (“EH”) Centralized Operations.

We provide helicopter services to a broad base of major, independent, international and national energy companies. Customers charter our helicopters to transport personnel between onshore bases and offshore platforms, drilling rigs and installations. A majority of our helicopter revenue is attributable to oil and gas production activities, which have historically provided a more stable source of revenue than exploration and development related activities. As of June 30, 2006, we operated 333 aircraft (including 311 owned aircraft, 22 leased aircraft and five aircraft held for sale), and our unconsolidated affiliates operated an additional 147 aircraft (excluding those aircraft leased from us).

We are also a leading provider of production management services for oil and gas production facilities in the U.S. Gulf of Mexico. Our services include furnishing specialized production operations personnel, engineering services, production operating services, paramedic services and providing marine and helicopter transportation of personnel and supplies between onshore bases and offshore facilities. In connection with these activities, our Production Management Services segment uses our helicopter services. We also handle regulatory and production reporting for some of our customers. As of June 30, 2006, we managed or had personnel assigned to 315 production facilities in the U.S. Gulf of Mexico.

During fiscal year 2006, our North America, South and Central America, Europe, West Africa, Southeast Asia, Other International and EH Centralized Operations business units contributed 26%, 6%,

31%, 14%, 8%, 4% and 2%, respectively, of our gross revenue. Our Production Management Services segment contributed the remaining 9% of our gross revenue in fiscal year 2006.

The following table sets forth the number of our aircraft owned or leased as of the dates indicated:

	June 30,	March 31,
	2006	2006

North America	169	170
South and Central America	34	32
Europe	38	40
West Africa	51	48
Southeast Asia	16	15
Other International	20	21
EH Centralized Operations	5	5

Total consolidated affiliates	333	331

Additional aircraft operated by unconsolidated affiliates	147	146

Our operating revenue depends on the demand for our services and the pricing terms of our contracts. We measure the demand for our helicopter services in flight hours. Demand for our services depends on the level of worldwide offshore oil and gas exploration, development and production activities. We believe that our customers’ exploration and development activities are influenced by actual and expected trends in commodity prices for oil and gas. Exploration and development activities generally use medium-size and larger aircraft on which we typically earn higher margins. We believe that production-related activities are less sensitive to variances in commodity prices, and accordingly, provide more stable activity levels and revenue stream. We estimate that a majority of our operating revenue from Helicopter Services is related to the production activities of the oil and gas companies.

Helicopter Services are seasonal in nature, as our flight activities are influenced by the length of daylight hours and weather conditions. The worst of these conditions typically occurs during the winter months when our ability to safely fly and our customers’ ability to safely conduct their operations, is inhibited. Accordingly, our flight activity is generally lower in the fourth fiscal quarter.

Our helicopter contracts are generally based on a two-tier rate structure consisting of a daily or monthly fixed fee plus additional fees for each hour flown. We also provide services to customers on an “ad hoc” basis, which usually entails a shorter notice period and shorter duration. Our charges for ad hoc services are generally based on an hourly rate, or a daily or monthly fixed fee plus additional fees for each hour flown. Generally, our ad hoc services have a higher margin than our other helicopter contracts due to supply and demand dynamics. In addition, our standard rate structure is based on fuel costs remaining at or below a predetermined threshold. Fuel costs in excess of this threshold are generally charged to the customer. We also derive revenue from reimbursements for third party out-of-pocket costs such as certain landing and navigation costs, consultant salaries, travel and accommodation costs, and dispatcher charges. The costs incurred that are rebilled to our customers are presented as reimbursable expense and the related revenue is presented as reimbursable revenue in our consolidated statements of income.

Our helicopter contracts are for varying periods and in certain cases permit the customer to cancel the charter before the end of the contract term. These contracts provide that the customer will reimburse us for cost increases associated with the contract and are cancelable by the customer with notice of generally 30 days in the U.S. Gulf of Mexico, 90 to 180 days in Europe and 90 days in West Africa. In North America, we generally enter into short-term contracts for twelve months or less, although we occasionally enter into longer-term contracts. In Europe, contracts are longer term, generally between two and five years. In South and Central America, West Africa, Southeast Asia and Other International, contract length generally ranges from three to five years. At the expiration of a contract, our customers often negotiate renewal terms with us for the next contract period. In other instances, customers solicit new bids at the expiration of a contract. Contracts are generally awarded based on a number of factors, including price, quality of service, equipment and record of safety. An incumbent operator has a competitive advantage in the bidding process based on its relationship with the customer, its knowledge of the site characteristics and its understanding of the cost structure for the operations.

Maintenance and repair expenses, training costs, employee wages and insurance premiums represent a significant portion of our overall expenses. Our production management costs also include contracted transportation services. We expense maintenance and repair costs, including major aircraft component overhaul costs, as the costs are incurred. As a result, our earnings in any given period are directly impacted by the amount of our maintenance and repair expenses for that period. In certain instances, major aircraft components, primarily engines and transmissions, are maintained by third-party vendors under contractual arrangements. Under these agreements, we are charged an agreed amount per hour of flying time.

As a result of local laws limiting foreign ownership of aviation companies, we conduct helicopter services in many foreign countries through interests in affiliates, some of which are unconsolidated. Generally, we realize revenue from these foreign operations by leasing aircraft and providing services and technical support to those entities. We also receive dividend income from the earnings of some of these entities. For additional information about these unconsolidated affiliates, see Note 3 in the “Notes to Consolidated Financial Statements” and Note 2 in the “Condensed Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

Market Outlook

We are currently experiencing significant demand for our helicopter services and, in certain of our markets (particularly the U.S. Gulf of Mexico), we are unable to meet the full demand and have been forced to decline customer orders. Based on our current contract level and discussions with our customers about their needs for aircraft related to their oil and gas production and exploration plans, we anticipate the demand for aircraft services will continue at a very high level for the near term. Further, based on the projects planned by our customers in the markets in which we currently operate, we anticipate global demand for our services will grow in the long term and exceed the transportation capacity of the aircraft we and our competitors currently have in our fleets and on order. In addition, this high level of demand has allowed us to increase the rates we charge for our services over the past several years.

We expect to see growth in demand for additional helicopter services, particularly in North and South America, West Africa and Southeast Asia. We also expect that the relative importance of our Southeast Asia and Other International business units will continue to increase as the major oil and gas companies increasingly focus on prospects outside of North America and the North Sea. This growth will provide us with opportunities to add new aircraft to our fleet, as well as opportunities to redeploy aircraft from weaker markets into markets that will sustain higher rates for our services. Currently, helicopter manufacturers are indicating very limited supply availability during the next three years. We expect that this tightness in aircraft availability from the manufacturers and the lack of suitable aircraft in the secondary market, coupled with the increase in demand for helicopter services, will result in upward pressure on the rates we charge for our services. At the same time, we believe that our recent aircraft acquisitions and commitments position us to capture a portion of the upside created by the current market conditions.

Current activity levels in the Gulf of Mexico are at or near all-time highs. There has also been a trend of major oil and gas companies transferring reserves located in the U.S. Gulf of Mexico to smaller, independent oil and gas producers. This trend has generated, and is expected to continue to generate, additional demand for our production management services, as smaller producers are more likely to require the operational and manpower support that our Production Management Services segment provides.

While contracts in the North Sea are generally long term, we have experienced a trend of increased spot market contracting of helicopters as exploration activity has increased in the North Sea. Our Other International operations have experienced high customer demand for aircraft to support new and ongoing operations, and we expect this trend to continue. Due to the current high levels of fleet utilization, we have experienced, along with other helicopter operators, some difficulty in meeting our customers’ needs for short-notice exploration drilling support, particularly in remote international locations.

In 2005, we conducted the Internal Review, which consisted of a review of certain of our prior business practices, focused on Foreign Corrupt Practices Act matters and other issues in a number of our international operations. As a result of the findings of the Internal Review, our quarter ended December 31, 2004 and prior financial statements were restated. We informed the SEC of the Internal Review, and they have initiated a formal investigation. We have responded to the SEC’s requests for documents and intend to continue to do so. We have received a document subpoena from the DOJ that relates to a grand jury investigation of potential antitrust violations among providers of helicopter transportation services in the U.S. Gulf of Mexico. We believe we have submitted to the DOJ substantially all documents responsive to the subpoena. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Review, Restatement, Governmental Investigations and Internal Control.”

Overview of Operating Results

The following table presents our operating results and other income statement information for the applicable periods:

	Three Months Ended		Fiscal Year Ended
	June 30,		March 31,
	2006	2005	2006	2005	2004
	(In thousands)

Gross revenue:
Operating revenue	$193,865	$162,234	$688,719	$608,922	$558,137
Reimbursable revenue	27,197	18,703	80,221	64,724	58,864

Total gross revenue	221,062	180,937	768,940	673,646	617,001

Operating expense:
Direct cost	138,470	122,552	512,518	454,836	417,359
Reimbursable expense	26,898	18,662	78,525	63,303	58,090
Depreciation and amortization	10,283	10,307	42,256	40,693	39,543
General and administrative	15,349	14,963	61,948	45,245	38,892
Gain on disposal of assets	(998)	(592)	(102)	(8,039)	(3,943)
Curtailment gain	—	—	—	—	(21,665)

Total operating expense	190,002	165,892	695,145	596,038	528,276

Operating income	31,060	15,045	73,795	77,608	88,725
Earnings from unconsolidated affiliates, net of losses	1,559	46	6,758	9,600	11,039
Interest expense, net	(1,946)	(2,676)	(10,530)	(12,477)	(15,140)
Loss on extinguishment of debt	—	—	—	—	(6,205)
Other income (expense), net	(4,785)	2,783	4,612	(1,126)	(7,810)

Income before provision for income taxes and minority interest	25,888	15,198	74,635	73,605	70,609
Provision for income taxes	(8,543)	(3,176)	(16,607)	(21,835)	(19,402)
Minority interest	(116)	(50)	(219)	(210)	(1,382)

Net income	$17,229	$11,972	$57,809	$51,560	$49,825

First Quarter Fiscal Year 2007 Compared to First Quarter Fiscal Year 2006

Our gross revenue increased to $221.1 million for the first quarter fiscal year 2007 from $180.9 million for the first quarter fiscal year 2006, an increase of 22.2%. The increase in gross revenue occurred in both our Helicopter Services segment and our Production Management Services segment. Helicopter Services primarily contributed to the increase in gross revenue with improvements for North America, resulting from an increase in flight hours and rates, and improvements in Europe, resulting from higher rates and new contracts. Our operating expense increased to $190.0 million for the first quarter fiscal year 2007 from $165.9 million for the first quarter fiscal year 2006, an increase of 14.5%. The increase was primarily a result of higher costs associated with higher activity levels, higher labor costs, higher fuel rates (which are generally recovered from our customers), and higher salaries and benefits associated with the addition of personnel, salary increases and the impact of the adoption of the new equity compensation accounting standard in the first quarter fiscal year 2007 (see discussion below). Primarily as a result of lower maintenance costs within our EH Centralized Operations business unit and the improvement in rates in North America and Europe, our operating income and operating margin for the first quarter fiscal year 2007 increased to $31.1 million and 14.1%, respectively, compared to $15.0 million and 8.3%, respectively, for the first quarter fiscal year 2006.

Net income for the first quarter fiscal year 2007 of $17.2 million represents a $5.2 million increase from the first quarter fiscal year 2006. This increase in net income was driven by the increase in operating income discussed above, which was partially offset by foreign exchange losses of $4.8 million in the first quarter fiscal year 2007 compared to foreign exchange gains of $2.8 million in the first quarter fiscal year 2006, and an increase in the provision for income taxes to $8.5 million in the first quarter fiscal year 2007 from $3.2 million in the first quarter fiscal year 2006. The provision for income taxes increased as a result of the increase in income during the first quarter fiscal year 2007 and from an increase in the overall effective tax rate to 33.0% in the first quarter fiscal year 2007 from 20.9% in the first quarter fiscal year 2006.

Fiscal Year 2006 Compared to Fiscal Year 2005

Our gross revenue increased to $768.9 million, an increase of 14.1%, for fiscal year 2006 from $673.6 million for fiscal year 2005. The increase in gross revenue was noted in both our Helicopter Services segment and our Production Management Services segment. Helicopter Services contributed to most of the increase with improvements for North America, resulting from an increase in flight hours and rates, and improvements in Europe, resulting from higher rates and new contracts. Our operating expenses for fiscal year 2006 increased to $695.1 million, an increase of 16.6%, from $596.0 million for fiscal year 2005. The increase was primarily a result of higher costs associated with higher activity levels, higher labor costs, higher fuel rates (which are generally recovered from our customers) and higher professional fees related to the Internal Review and DOJ investigations. In addition, we had a gain on disposal of assets of $0.1 million for fiscal year 2006 compared to a gain on disposal of assets of $8.0 million for fiscal year 2005. As a result of the higher professional fees and lower gains on disposals of assets, our operating income and operating margin for fiscal year 2006 decreased to $73.8 million and 9.6%, respectively, compared to $77.6 million and 11.5%, respectively, for fiscal year 2005.

Net income for fiscal year 2006 of $57.8 million represents a $6.2 million increase from fiscal year 2005. This increase primarily resulted from the decrease in the overall effective tax rate from 29.7% to 22.3% primarily due to the reversal of reserves for tax contingencies in fiscal year 2006 and foreign exchange gains of $5.4 million in fiscal year 2006 compared to foreign exchange losses of $1.3 million in fiscal year 2005.

Fiscal Year 2005 Compared to Fiscal Year 2004

Our gross revenue increased to $673.6 million, an increase of 9.2%, for fiscal year 2005 from $617.0 million for fiscal year 2004. The increase in gross revenue for our Helicopter Services segment was primarily due to higher third-party revenue from rate increases in our North America business unit and a favorable change in the mix of aircraft in our other Helicopter Services business units as compared to fiscal year 2004. Gross revenue from our Production Management Services segment increased due to additional activity from a major customer. Our operating expense for fiscal year 2005 increased to $596.0 million, an increase of 12.8%, from $528.3 million in fiscal year 2004. The increase was primarily a result of higher labor and maintenance costs in fiscal year 2005 and a $21.7 million curtailment gain reflected in operating expense for fiscal year 2004. Our operating income and operating margin for fiscal year 2005 decreased to $77.6 million and 11.5%, respectively, compared to $88.7 million and 14.4%, respectively, in fiscal year 2004. However, excluding the curtailment gain of $21.7 million in fiscal year 2004, our operating income and operating margin for fiscal year 2005 increased compared to fiscal year 2004 primarily as a result of higher revenue.

Net income for fiscal year 2005 was $51.6 million, compared to net income of $49.8 million in fiscal year 2004. Excluding the curtailment gain discussed above, our net income for fiscal year 2005 increased by $17.5 million compared to fiscal year 2004, primarily as a result of higher revenue and a decrease in other expense. Other expenses decreased due to lower foreign exchange losses in fiscal year 2005 as compared to fiscal year 2004 and the $6.2 million loss on extinguishment of debt charged to expense during fiscal year 2004.

Results of Operations

The following tables set forth certain operating information, which forms the basis for discussion of our Helicopter Services and Production Management Services segments, and for the seven business units comprising our Helicopter Services segment. See Note 11 in the “Notes to Consolidated Financial Statements” and Note 8 in the “Condensed Notes to Consolidated Financial Statements” included elsewhere in this prospectus for further information.

	Three Months Ended		Fiscal Year Ended
	June 30,		March 31,
	2006	2005	2006	2005	2004

Flight hours (excludes unconsolidated affiliates):
Helicopter Services:
North America	40,595	35,778	142,409	118,371	123,488
South and Central America	9,285	9,516	38,469	42,351	44,657
Europe	10,170	9,731	38,648	35,542	37,569
West Africa	8,883	8,344	34,185	31,918	30,059
Southeast Asia	3,206	2,722	12,119	11,547	10,643
Other International	2,052	1,603	6,711	3,389	2,919

Consolidated total	74,191	67,694	272,541	243,118	249,335

	Three Months Ended		Fiscal Year Ended
	June 30,		March 31,
	2006	2005	2006	2005	2004
	(In thousands)

Gross revenue:
Helicopter Services:
North America	$66,800	$52,449	$228,584	$179,019	$172,138
South and Central America	13,237	10,037	44,554	53,699	52,580
Europe	71,393	59,179	242,941	223,698	211,499
West Africa	31,736	25,909	107,411	94,432	77,205
Southeast Asia	17,041	13,808	61,168	53,024	43,329
Other International	8,954	7,588	35,339	21,344	10,821
EH Centralized Operations	14,405	12,407	54,933	56,169	72,177
Intrasegment eliminations	(17,298)	(15,462)	(65,876)	(60,567)	(67,284)

Total Helicopter Services(1)	206,268	165,915	709,054	620,818	572,465
Production Management Services(2)	17,684	16,969	68,170	58,982	49,815
Corporate	(25)	16	693	1,684	1,529
Intersegment eliminations	(2,865)	(1,963)	(8,977)	(7,838)	(6,808)

Consolidated total	$221,062	$180,937	$768,940	$673,646	$617,001

Operating expense:(3)
Helicopter Services:
North America	$55,705	$42,666	$190,721	$153,042	$143,715
South and Central America	9,615	9,625	39,512	41,616	39,605
Europe	62,357	52,259	212,311	194,324	194,190
West Africa	29,328	23,838	101,779	88,541	76,104
Southeast Asia	15,952	13,101	56,368	49,022	40,943
Other International	7,848	6,361	27,790	18,465	9,097
EH Centralized Operations	8,945	13,693	54,496	60,610	69,853
Curtailment gain allocated to Helicopter Services(4)	—	—	—	—	(20,365)
Intrasegment eliminations	(17,298)	(15,462)	(65,876)	(60,567)	(67,284)

Total Helicopter Services	172,452	146,081	617,101	545,053	485,858
Production Management Services	16,271	15,649	62,843	55,075	47,301
Gain on disposal of assets	(998)	(592)	(102)	(8,039)	(3,943)
Corporate	5,142	6,717	24,280	11,787	7,168
Curtailment gain allocated to Corporate(4)	—	—	—	—	(1,300)
Intersegment eliminations	(2,865)	(1,963)	(8,977)	(7,838)	(6,808)

Consolidated total	$190,002	$165,892	$695,145	$596,038	$528,276

	Three Months Ended		Fiscal Year Ended
	June 30,		March 31,
	2006	2005	2006	2005	2004
		(In thousands, except percentages)

Operating income:
Helicopter Services:
North America	$11,095	$9,783	$37,863	$25,977	$28,423
South and Central America	3,622	412	5,042	12,083	12,975
Europe	9,036	6,920	30,630	29,374	17,309
West Africa	2,408	2,071	5,632	5,891	1,101
Southeast Asia	1,089	707	4,800	4,002	2,386
Other International	1,106	1,227	7,549	2,879	1,724
EH Centralized Operations	5,460	(1,286)	437	(4,441)	2,324
Curtailment gain allocated to Helicopter Services(4)	—	—	—	—	20,365

Total Helicopter Services	33,816	19,834	91,953	75,765	86,607
Production Management Services	1,413	1,320	5,327	3,907	2,514
Gain on disposal of assets	998	592	102	8,039	3,943
Corporate	(5,167)	(6,701)	(23,587)	(10,103)	(5,639)
Curtailment gain allocated to Corporate(4)	—	—	—	—	1,300

Consolidated operating income	31,060	15,045	73,795	77,608	88,725
Earnings from unconsolidated affiliates	1,559	46	6,758	9,600	11,039
Interest income	1,290	1,032	4,159	3,188	1,689
Interest expense	(3,236)	(3,708)	(14,689)	(15,665)	(16,829)
Loss on extinguishment of debt	—	—	—	—	(6,205)
Other income (expense), net	(4,785)	2,783	4,612	(1,126)	(7,810)

Income before provision for income taxes and minority interest	25,888	15,198	74,635	73,605	70,609
Provision for income taxes	(8,543)	(3,176)	(16,607)	(21,835)	(19,402)
Minority interest	(116)	(50)	(219)	(210)	(1,382)

Net income	$17,229	$11,972	$57,809	$51,560	$49,825

Operating margin:(5)
Helicopter Services:
North America	16.6%	18.7%	16.6%	14.5%	16.5%
South and Central America	27.4%	4.1%	11.3%	22.5%	24.7%
Europe	12.7%	11.7%	12.6%	13.1%	8.2%
West Africa	7.6%	8.0%	5.2%	6.2%	1.4%
Southeast Asia	6.4%	5.1%	7.8%	7.5%	5.5%
Other International	12.4%	16.2%	21.4%	13.5%	15.9%
EH Centralized Operations	37.9%	(10.4)%	0.8%	(7.9)%	3.2%
Total Helicopter Services	16.4%	12.0%	13.0%	12.2%	15.1%
Production Management Services	8.0%	7.8%	7.8%	6.6%	5.0%
Consolidated total	14.1%	8.3%	9.6%	11.5%	14.4%

(1)	Includes reimbursable revenue of $62.9 million, $53.6 million and $52.2 million for the fiscal years ended March 31, 2006, 2005 and 2004, and $23.3 million and $14.1 million for the first quarter fiscal year 2007 and the first quarter fiscal year 2006, respectively.

(2)	Includes reimbursable revenue of $17.3 million, $11.1 million and $6.7 million for the fiscal years ended March 31, 2006, 2005 and 2004, and $3.9 million and $4.6 million for the first quarter fiscal year 2007 and the first quarter fiscal year 2006, respectively.

(3)	Operating expenses include depreciation and amortization in the following amounts for the periods presented:

	Three Months Ended		Fiscal Year Ended
	June 30,		March 31,
	2006	2005	2006	2005	2004
	(In thousands)

Helicopter Services:
North America	$4,182	$4,099	$16,899	$14,953	$12,693
South and Central America	455	538	2,064	2,110	2,516
Europe	128	135	497	507	505
West Africa	301	291	1,707	1,132	1,114
Southeast Asia	85	(49)	341	294	231
Other International	504	469	1,936	1,478	666
EH Centralized Operations	4,555	4,757	18,521	19,917	21,453

Total Helicopter Services	10,210	10,240	41,965	40,391	39,178
Production Management Services	47	50	196	194	166
Corporate	26	17	95	108	199

Consolidated total	$10,283	$10,307	$42,256	$40,693	$39,543

(4)	See discussion of the curtailment gain under “— Fiscal Year 2005 Compared to Fiscal Year 2004 — Curtailment Gain.”

(5)	Operating margin is calculated as gross revenues less operating expenses divided by gross revenues.

First Quarter Fiscal Year 2007 Compared to First Quarter Fiscal Year 2006

Set forth below is a discussion of operations of our segments and business units. Our consolidated results are discussed under “Executive Overview — Overview of Operating Results” above.

Helicopter Services

Gross revenue for Helicopter Services increased to $206.3 million, an increase of 24.4%, for the first quarter fiscal year 2007 from $165.9 million for the first quarter fiscal year 2006, and operating expense increased to $172.5 million, an increase of 18.1%, from $146.1 million for the first quarter fiscal year 2006. This resulted in an operating margin of 16.4% for the first quarter fiscal year 2007 compared to 12.0% for the first quarter fiscal year 2006. Helicopter Services results are further explained below by business unit.

North America

Gross revenue for North America increased to $66.8 million for the first quarter fiscal year 2007 from $52.4 million for the first quarter fiscal year 2006, and flight activity increased by 13.5%. The increase in gross revenue is due to an increase in the number of aircraft on month-to-month contracts for the first quarter fiscal year 2007 (as is reflected in the increase in flight activity), a rate increase in May 2005 of 8% (which was phased in during fiscal year 2006), an additional 10% rate increase for certain contracts (which is being phased in beginning in March 2006), and an increase in fuel surcharges we billed to our customers as a result of fuel price increases.

Operating expense for North America increased to $55.7 million for the first quarter fiscal year 2007 from $42.7 million for the first quarter fiscal year 2006. The increase was primarily due to higher labor costs associated with the increase in flight activity and from the adoption of the new equity compensation accounting standard in the first quarter fiscal year 2007, costs incurred in the first quarter fiscal year 2007 related to the DOJ investigation (see “Internal Review, Restatement, Governmental Investigations and Internal Control — Document Subpoena from U.S. Department of Justice” below for further discussion), and higher fuel costs associated with both the increase in flight activity and a higher average cost per gallon. We are generally able to recover fuel costs increases from our customers. Our operating margin for North America decreased to 16.6% for the first quarter fiscal year 2007 from 18.7% for the first quarter fiscal year 2006 primarily due to the increase in labor costs and costs related to the DOJ investigation.

South and Central America

Gross revenue for South and Central America increased to $13.2 million for the first quarter fiscal year 2007 from $10.0 million for the first quarter fiscal year 2006 primarily due to a 15.5% increase in flight activity in Trinidad and revenue recognized in the first quarter fiscal year 2007 upon receipt of cash from our joint venture in Mexico. Flight activity increased in Trinidad as a result of the addition of an aircraft in this market and the addition of a new contract in this market in November 2005. In Mexico, the contract with Petróleos Mexicanos (“PEMEX”) concluded in February 2005. As a result, our 49% owned unconsolidated affiliates, Hemisco Helicopters International, Inc. and Heliservicio Campeche S.A. de C.V. (“Heliservicio,” and collectively, “HC”), experienced difficulties during fiscal year 2006 in meeting their obligations to make lease rental payments to us and to another one of our unconsolidated affiliates, Rotorwing Leasing Resources, L.L.C. (“RLR”). During fiscal year 2006, RLR and we made a determination that because of the uncertainties as to collectibility, lease revenues from HC would be recognized as they were collected. As of June 30, 2006, $1.0 million of revenues billed but not collected from HC have not been recognized in our results, and our 49% share of the equity in earnings of RLR has been reduced by $2.6 million for revenues billed but not collected from HC. During the first quarter fiscal year 2007, we recognized revenue of $0.8 million upon receipt of payment from HC for amounts billed in fiscal year 2006.

Operating expense for South and Central America totaled $9.6 million for both the first quarter fiscal year 2007 and the first quarter fiscal year 2006. Operating expense increased in Trinidad as a result of the increase in flight activity in that market, which was fully offset by lower operating expense in other markets. The largest of these decreases was noted in Mexico, where overall flight activity has declined due to the conclusion of the PEMEX contract. As a result of the increase in gross revenue while operating expense was unchanged, the operating margin for this business unit increased significantly to 27.4% for the first quarter fiscal year 2007 from 4.1% for the first quarter fiscal year 2006.

Since the conclusion of the PEMEX contract in February 2005, we have taken several actions to improve the financial condition and profitability of HC, including relocating several aircraft to other markets, restructuring our profit sharing arrangement with our partner, and completing a recapitalization of Heliservicio on August 19, 2005. We also are exploring markets in which to redeploy aircraft that are currently operating on an ad hoc basis in Mexico. In first quarter fiscal year 2007, Heliservicio was awarded a two-year contract by PEMEX. Under this contract, Heliservicio will provide and operate three medium helicopters in support of PEMEX’s oil and gas operations. We will continue to evaluate the improving results for HC to determine if and when we will change our accounting for this joint venture from the cash to accrual basis.

We are negotiating the termination of our ownership interest in the joint venture that operates in Brazil. Nevertheless, upon such termination, we anticipate that we will lease additional aircraft to helicopter service operations in Brazil. To the extent that we are not able to continue such leases, we expect to experience a substantial reduction in business activity in Brazil in future periods.

Europe

Gross revenue for Europe increased to $71.4 million for the first quarter fiscal year 2007 from $59.2 million for the first quarter fiscal year 2006, primarily as a result of a 4.5% increase in flight activity. The majority of the increase in flight hours related to the start of a new contract within the North Sea that commenced in July 2005.

Operating expense for Europe increased to $62.4 million for the first quarter fiscal year 2007 from $52.3 million for the first quarter fiscal year 2006 primarily due to an increase in activity in the North Sea, higher fuel rates and the impact of additions in personnel and salary increases in the first quarter fiscal year 2007 compared to the first quarter fiscal year 2006. We are generally able to recover fuel cost increases from our customers. As a result of the increase in gross revenue, operating margin for Europe increased to 12.7% for the first quarter fiscal year 2007 from 11.7% for the first quarter fiscal year 2006.

In January 2005, we were awarded two contracts to provide helicopter services in the North Sea. The first is a seven-year contract that began on July 1, 2005 and is for a total of two large and four medium aircraft. The second contract is a five-year contract that began on April 1, 2005 and utilizes two large aircraft.

In December 2005, we were informed that we were not awarded the contract extension commencing in mid-2007 to provide search and rescue services using seven S-61 aircraft and operate four helicopter bases for the U.K. Maritime and Coastguard Agency (“MCA”). The MCA has the option to extend our agreement through July 2009, and we expect that the transition of work will take place, one base at a time, over a period of at least one year. At the end of the agreement and any transition period, we expect that we will either be able to employ these aircraft for other customers or trade the aircraft in as partial consideration towards the purchase of new aircraft. We are currently evaluating our options related to these aircraft. In the first quarter fiscal year 2007 and first quarter fiscal year 2006, we had $4.1 million and $2.2 million, respectively, in operating revenues associated with this contract. In July 2006, we announced a partnership with an unconsolidated affiliate of ours, FB Heliservices Limited (“FBH”), and a third party, Serco, through which we will form a team to seek to obtain the future U.K.-wide search and rescue contract.

West Africa

Gross revenue for West Africa increased to $31.7 million for the first quarter fiscal year 2007 from $25.9 million for the first quarter fiscal year 2006, primarily as a result of a 6.5% increase in flight activity in Nigeria from the first quarter fiscal year 2006, including additional ad hoc flying, which generally earns higher rates.

Operating expense for West Africa increased to $29.3 million for the first quarter fiscal year 2007 from $23.8 million in the first quarter fiscal year 2006. The increase was primarily as a result of higher salary expense due to the increase in activity. We are currently involved in negotiations with the unions in Nigeria and anticipate that we will increase certain benefits for union personnel as a result of these negotiations. We do not expect these benefit increases to have a material impact on our results of operations. Operating margin for West Africa decreased slightly to 7.6% in the first quarter fiscal year 2007 from 8.0% in the first quarter fiscal year 2006.

Additionally, we were awarded the renewal of a contract in Nigeria with an international oil company in January 2005 for a minimum of five medium aircraft. The contract term is for five years beginning on April 1, 2005.

Approximately 14% of our gross revenue for the first quarter fiscal year 2007 was derived from Nigeria. As a result of the potential cancellation by customers of their contracts with us resulting from the findings of the Internal Review (although none have been cancelled as of the date of this prospectus), we may experience a substantial reduction in business activity in Nigeria in future periods. In May 2006, we extended our contract with a major customer to March 31, 2008, under which we will provide and operate two large and two medium helicopters. The contract is not cancelable by the customer during the first

12 months and 180 days cancellation notice is required in the second 12 months. We have commenced a reorganization of our Nigerian operations, including consolidation of two former operating businesses, expansion of several hangar facilities, integration of finance and administrative functions, and repositioning of major maintenance operations into our two largest operating facilities. We expect this process to continue for at least the remainder of fiscal year 2007, which may cause our financial results to vary in future periods.

Southeast Asia

Gross revenue for Southeast Asia increased to $17.0 million in the first quarter fiscal year 2007 from $13.8 million for the first quarter fiscal year 2006 primarily due to higher revenue in Australia. Australia’s flight activity and revenue increased 23.8% and 23.2%, respectively, from the first quarter fiscal year 2006, primarily due to the utilization of an additional large aircraft and more ad hoc flying.

Operating expense increased to $16.0 million for the first quarter fiscal year 2007 from $13.1 million for the first quarter fiscal year 2006 as a result of costs associated with the mobilization of new aircraft to Australia and other costs related to the increase of activity compared to the first quarter fiscal year 2006. As a result of higher gross revenue during the first quarter fiscal year 2007, operating margin increased to 6.4% for the first quarter fiscal year 2007 from 5.1% for the first quarter fiscal year 2006.

Other International

Gross revenue for Other International increased to $9.0 million for the first quarter fiscal year 2007 from $7.6 million for the first quarter fiscal year 2006 primarily due to increases in flight activity in Russia and Turkmenistan, and improvement in Egypt resulting from an additional large aircraft leased to our unconsolidated affiliate in that country, which commenced in December 2005.

Operating expense increased to $7.8 million for the first quarter fiscal year 2007 from $6.4 million for the first quarter fiscal year 2006. The increase in operating expense is primarily due to increased operational costs associated with the increases in flight activity discussed above and increased general and administrative costs associated with higher salaries, travel expenses, and overhead cost allocations associated with the increased operating activity in this business unit. As a result of the increase in general and administrative costs discussed above, our operating margin for Other International decreased to 12.4% for the first quarter fiscal year 2007 from 16.2% for the first quarter fiscal year 2006.

EH Centralized Operations

Gross revenue for EH Centralized Operations increased to $14.4 million for the first quarter fiscal year 2007 from $12.4 million for the first quarter fiscal year 2006 as a result of increased parts sales and out-of-pocket costs rebilled to our customers in the first quarter fiscal year 2007 compared to the first quarter fiscal year 2006.

Operating expense decreased to $8.9 million for the first quarter fiscal year 2007 from $13.7 million for the first quarter fiscal year 2006 primarily due to lower maintenance costs, which primarily relate to a high level of maintenance in the first quarter fiscal year 2006 for a large aircraft that was then in the process of being prepared for deployment to Malaysia. As a result of higher gross revenue and the decrease in operating expense, our operating margin for EH Centralized Operations increased to 37.9% for the first quarter fiscal year 2007 from a negative 10.4% for the first quarter fiscal year 2006.

Production Management Services

Gross revenue for our Production Management Services segment increased to $17.7 million for the first quarter fiscal year 2007, an increase of 4.1%, from $17.0 million for the first quarter fiscal year 2006 primarily due to an increase in labor revenue with the addition of several new contracts. We also had additional billings to an existing customer beginning in June 2006 for an additional helicopter provided to them under contract. Operating expense increased to $16.3 million for the first quarter fiscal year 2007 from

$15.6 million for the first quarter fiscal year 2006, primarily due to an increase in costs associated with the increase in activity. As a result of the increase in gross revenue, our operating margin increased to 8.0% for the first quarter fiscal year 2007 from 7.8% in the first quarter fiscal year 2006.

In September 2006, a significant customer of the Production Management Services segment advised us that the scope of work under our services contract would be substantially reduced. The effect of the reduction if we are unable to replace the lost revenues with other work would be 2.5% of consolidated gross revenues for the first quarter fiscal year 2007.

General and Administrative Costs

Consolidated general and administrative costs increased by $0.4 million during the first quarter fiscal year 2007 compared to the first quarter fiscal year 2006. The increase is primarily due to (1) the adoption of the new equity compensation accounting rules during the first quarter fiscal year 2007, (2) the addition of corporate personnel, (3) cost increase in the first quarter fiscal year 2007 associated with the DOJ investigation and (4) an overall increase in corporate general and administrative costs, including additional legal fees. The increase in cost in the first quarter fiscal year 2007 was partially offset by lower costs incurred related to the Internal Review. As discussed in Note 6 in the “Condensed Notes to Consolidated Financial Statements” included elsewhere in this prospectus, the adoption of the new equity compensation accounting rules resulted in additional expense totaling $0.4 million for the first quarter fiscal year 2007. Professional fees in the first quarter fiscal year 2007 included approximately $0.1 million and $0.6 million in connection with the Internal Review and DOJ investigations, respectively. Professional fees in the first quarter fiscal year 2006 included approximately $3.1 million and less than $0.1 million in connection with the Internal Review and DOJ investigations, respectively. Corporate general and administrative costs are expected to increase over the remainder of the current fiscal year related to additional corporate personnel.

Earnings from Unconsolidated Affiliates

Earnings from unconsolidated affiliates increased to $1.5 million during the first quarter fiscal year 2007 compared to a negligible amount in the first quarter fiscal year 2006, primarily due to higher equity earnings from FBS Limited (primarily resulting from an increase in activity and rates for a manpower services contract, and a decrease in overhead costs compared to the first quarter fiscal year 2006), and Norsk (resulting from the acquisition of Lufttransport AS and Lufttransport AB in June 2005 and from the addition of one new large aircraft in the third quarter of fiscal year 2006), and RLR (resulting from an increase in the amount of cash received from HC during the first quarter fiscal year 2007 compared to the first quarter fiscal year 2006, as HC’s results have improved as work lost upon completion of the PEMEX contract in February 2005 has gradually been replaced).

Interest Expense, Net

Interest expense, net of interest income, totaled $1.9 million during the first quarter fiscal year 2007 compared to $2.7 million during the first quarter fiscal year 2006. Interest expense for the first quarter fiscal year 2007 and first quarter fiscal year 2006 was reduced by approximately $1.0 million and $0.5 million, respectively, of capitalized interest. More interest was capitalized in the first quarter fiscal year 2007 as a result of the increase in capital expenditures discussed under “Liquidity and Capital Resources — Cash Flows — Investing Activities” below.

Other Income (Expense), Net

Other income (expense), net, for the first quarter fiscal year 2007 was expense of $4.8 million compared to income of $2.8 million for the first quarter fiscal year 2006, and primarily represents foreign currency transaction gains and losses. These gains and losses primarily arise from operations performed by our U.K. consolidated affiliates, whose functional currency is the British pound sterling, and from operations which are outside the North Sea. These foreign currency transaction gains and losses are attributable primarily to the impact of changes in exchange rates on cash balances dominated in U.S. dollars and intercompany loan balances that are not permanently invested. Beginning in July 2006, we reduced a portion of Bristow Helicopters’ U.S. dollar–denominated balances, and we have taken other actions recently to further mitigate this foreign exchange exposure. See “Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk.”

Taxes

Our effective income tax rates from continuing operations were 33.0% and 20.9% for the first quarter fiscal year 2007 and first quarter fiscal year 2006, respectively. The significant variance between the U.S. federal statutory rate and the effective rate for the first quarter fiscal year 2006 was due primarily to the impact of the reversals of reserves for tax contingencies of $2.9 million during that period, as a result of our evaluation of the need for such reserves in light of the expiration of the related statutes of limitations. During the first quarter fiscal year 2007, we had net reversals of reserves for estimated tax exposures of $0.8 million. Reversals of reserves at a level similar to that for the first quarter fiscal year 2007 are expected to occur in each of the remaining quarterly periods of fiscal year 2007. Our effective tax rate was also reduced by the permanent reinvestment outside the U.S. of foreign earnings, upon which no U.S. tax has been provided, and by the amount of our foreign source income and our ability to realize foreign tax credits.

Fiscal Year 2006 Compared to Fiscal Year 2005

Set forth below is a discussion of the results of operations of our segments and business units. Our consolidated results are discussed under “— Executive Overview — Overview of Operating Results” above.

Helicopter Services

Gross revenue for Helicopter Services increased to $709.1 million, an increase of 14.2%, for fiscal year 2006 from $620.8 million for fiscal year 2005, and operating expense increased to $617.1 million, an increase of 13.2%, from $545.1 million for fiscal year 2005. This resulted in an operating margin of 13.0% for fiscal year 2006 compared to 12.2% for fiscal year 2005. Helicopter Services results are further explained below by business unit.

North America

Gross revenue for North America increased to $228.6 million for fiscal year 2006 from $179.0 million for fiscal year 2005 and flight activity increased by 20.3%. This increase in gross revenue was due to: an increase in the number of aircraft on month-to-month contracts for fiscal year 2006, as is reflected in the increase in flight activity; the effect in fiscal year 2006 of an 8% rate increase for the U.S. Gulf of Mexico that was phased in beginning in May 2005 and, to a lesser extent, an additional 10% rate increase for certain contracts that was effective on March 1, 2006; and an increase in fuel surcharges as fuel prices have increased.

Operating expense for North America increased to $190.7 million for fiscal year 2006 from $153.0 million for fiscal year 2005. The increase was primarily due to an increase in maintenance and salary costs due to increased flight activity and higher fuel costs associated with both the increase in flight activity and a higher average cost per gallon. In addition, direct costs for fiscal year 2006 include a $2.7 million charge related to obsolete inventory.

Operating margin for North America increased to 16.6% for fiscal year 2006 from 14.5% for fiscal year 2005 primarily due to the increase in rates discussed above.

South and Central America

Gross revenue for South and Central America decreased to $44.6 million for fiscal year 2006 from $53.7 million for fiscal year 2005 due to a 13.5% reduction in flight activity in Mexico and Brazil, offset in part by increased activity in Trinidad. In Mexico, flight activity decreased 13.8% and revenue decreased 55.5% during fiscal year 2006 compared to fiscal year 2005. The reduction in flight activity and revenue was due to the conclusion of the contract with PEMEX in February 2005. For fiscal year 2006, $1.8 million of amounts billed but not collected from HC have not been recognized in our results, and our 49% share of the equity in earnings of RLR has been reduced by $2.3 million for amounts billed but not collected from HC. During the fourth fiscal quarter of 2006, we recognized revenue of $3.9 million upon receipt of lease rental payments from HC.

Brazil’s flight activity and revenue decreased 13.1% and 21.2%, respectively, due to the conclusion of contracts for two aircraft, one in August 2004 and the other in October 2004.

Operating expense for South and Central America decreased in fiscal year 2006 to $39.5 million from $41.6 million for fiscal year 2005 primarily due to decreased maintenance expense resulting from the decrease in flight activity from fiscal year 2005. As a result of the decrease in gross revenue, the operating margin for this business unit decreased to 11.3% for fiscal year 2006 from 22.5% for fiscal year 2005.

Europe

Gross revenue for Europe increased to $242.9 million for fiscal year 2006 from $223.7 million for fiscal year 2005. The $19.2 million increase in gross revenue for Europe is net of a $7.2 million decrease relating to foreign exchange effects for fiscal year 2006. Excluding this effect, the increase in gross revenue primarily relates to an 8.7% increase in flight activity related to the start of one new contract in the North Sea, which commenced in April 2005.

Operating expense for Europe were $212.3 million for fiscal year 2006 compared to $194.3 million for fiscal year 2005. The $18.0 million increase in operating expense for Europe is net of a $6.3 million decrease relating to foreign exchange effects for fiscal year 2006. Excluding this effect, the increase in operating expense primarily relates to an increase in maintenance costs and salaries resulting from the increase in flight activity in our North Sea operations, and higher fuel rates. Salaries also increased during fiscal year 2006. The operating margin in Europe decreased slightly to 12.6% for fiscal year 2006 from 13.1% for fiscal year 2005.

West Africa

Gross revenue for West Africa increased to $107.4 million for fiscal year 2006 from $94.4 million for fiscal year 2005 primarily as a result of a 7.1% increase in flight activity. This increase in flight activity primarily related to an increase in drilling activity by two customers in Nigeria, which resulted in higher demand for our services.

Operating expense for West Africa increased in fiscal year 2006 to $101.8 million from $88.5 million in fiscal year 2005. The increase was primarily attributable to increased salary costs, increased aircraft hire costs due to increased activity, and a general increase in local operating costs and overhead. The operating margin for West Africa decreased to 5.2% for fiscal year 2006 from 6.2% for fiscal year 2005 as a result of the increase in costs.

Approximately 14% of our total gross revenue for fiscal year 2006 were derived from Nigeria.

Southeast Asia

Gross revenue for Southeast Asia increased to $61.2 million for fiscal year 2006 from $53.0 million for fiscal year 2005. The higher revenue resulted from increased flight activity primarily in Australia. Australia’s flight activity and revenue increased 9.9% and 21.4%, respectively, from fiscal year 2005 primarily due to the utilization of an additional large aircraft and more ad hoc flying. China’s flight activity and revenue for fiscal year 2006 decreased 14.2% and 19.4%, respectively, from fiscal year 2005 primarily due to having one less aircraft on contract, which was relocated to Malaysia during the year.

Operating expense increased to $56.4 million for fiscal year 2006 from $49.0 million for fiscal year 2005 as a result of higher salaries, maintenance costs and fuel costs associated with the increase in flight activity in Australia. As a result of higher gross revenue during fiscal year 2006, operating margin increased to 7.8% for fiscal year 2006 from 7.5% for fiscal year 2005. Operating expenses for Southeast Asia increased at a higher rate than revenues primarily due to costs associated with the addition of new bases in Australia during fiscal year 2006.

Other International

Gross revenue for Other International increased to $35.3 million for fiscal year 2006 from $21.3 million for fiscal year 2005. The increase in revenue was primarily due to increased flight activity, which nearly doubled. The increased flight activity was noted primarily in Russia, where we had our first full year of operations since the July 2004 acquisition of Bristow Aviation’s interest in Aviashelf. Revenue also increased in Turkmenistan and Mauritania during fiscal year 2006. The increase in Turkmenistan resulted from the addition of one aircraft on an eight-month contract during fiscal year 2006. The increase in Mauritania resulted from a new contract for two medium aircraft that commenced in September 2004.

Operating expense for Other International increased to $27.8 million for fiscal year 2006 from $18.5 million for fiscal year 2005. The increase in operating expense is primarily due to higher salary and maintenance costs and increased activity throughout our Other International locations. However, as a result of the higher revenue, our operating margin for Other International improved to 21.4% for fiscal year 2006 from 13.5% for fiscal year 2005.

On July 15, 2004, Bristow Aviation, through certain wholly-owned subsidiaries, acquired an interest in an operation in Russia in an arm’s-length transaction with previously unrelated parties. This transaction included the purchase of a 48.5% interest in Aviashelf, a Russian helicopter company that owns five large twin-engine helicopters. Simultaneously, through two newly formed 51%-owned companies, Bristow Aviation purchased two large twin-engine helicopters and two fixed-wing aircraft, for an aggregate purchase price of $10.7 million. The acquisition was accounted for under the purchase method, and we have consolidated the results of Aviashelf from the date of acquisition. The acquisition was financed with $2.0 million of existing cash and the assumption of $8.7 million in debt. The purchase price was allocated to the assets and liabilities acquired based upon estimated fair values. No goodwill was recorded. The pro forma effect on operations of the acquisition as of the beginning of the periods presented was not material to our consolidated statements of income.

EH Centralized Operations

Gross revenue for EH Centralized Operations decreased slightly to $54.9 million for fiscal year 2006 from $56.2 million for fiscal year 2005. Gross revenue for technical services in the U.K. provided to third parties decreased to $6.2 million for fiscal year 2006 from $14.4 million for fiscal year 2005 due to the downsizing of our technical services operations in the U.K. in fiscal year 2005. The decrease was partially offset by an increase in lease revenue for aircraft leased to unconsolidated affiliates and an increase in reimbursable revenue primarily related to billing for staff and other associated costs to FBH during fiscal year 2006 after the transfer of technical services contracts to that entity.

Operating expense for EH Centralized Operations decreased to $54.5 million for fiscal year 2006 from $60.6 million for fiscal year 2005 as a result of a decrease in salary expense resulting from the downsizing of our technical services operations in the U.K. The operating margin for EH Centralized Operations improved to 0.8% for fiscal year 2006 from a negative 7.9% for fiscal year 2005 due to the decrease in operating expense as a result of the reduction in costs associated with the downsizing of our technical services operations.

In November 2004, we sold certain contracts held by one of our technical services subsidiaries to an existing joint venture. The remaining operations of the subsidiary were downsized by ceasing to perform certain services for third parties that had generated poor financial results during the prior two years. As a result of the downsizing, we reduced staffing levels by 80 positions in our Europe business unit over a nine-month period ended on December 31, 2004. Approximately $3.1 million in severance costs and approximately $76,000 in other related costs have been incurred as of March 31, 2006.

Production Management Services

Gross revenue from our Production Management Services segment increased to $68.2 million, an increase of 15.6%, for fiscal year 2006 from $59.0 million for fiscal year 2005, primarily due to higher costs for marine vessels resulting from the hurricanes in fiscal year 2006 (which were passed on to our customers), and an overall increase in transportation activity resulting from an increase in the number of properties under management. Operating expenses increased to $62.8 million for fiscal year 2006 from $55.1 million for fiscal year 2005, primarily due to the higher cost for marine vessels and an overall increase in transportation and labor costs associated with the increase in activity. As a result of the higher revenue, our operating margin increased to 7.8% for fiscal year 2006 from 6.6% for fiscal year 2005.

General and Administrative Costs

Consolidated general and administrative costs increased by $16.7 million during fiscal year 2006. The increase was primarily due to higher professional fees, offset in part by $1.1 million of restructuring charges for our U.K. operations that are included within fiscal year 2005. Professional fees in fiscal year 2006 included approximately $10.5 million and $2.6 million in connection with the Internal Review and DOJ investigations, respectively. Professional fees in fiscal year 2005 included approximately $2.2 million in connection with the Internal Review. Professional fees also increased during fiscal year 2006 as a result of costs associated with the relocation of our offices to Houston and the bond holder consent process (see discussion in Note 5 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus). Legal costs related to the investigations are expected to continue in the next fiscal year, but to a lesser extent. Also, corporate general and administrative costs are expected to increase over the next fiscal year related to additional corporate personnel and adoption of the new equity compensation accounting rules.

Earnings from Unconsolidated Affiliates

Earnings from unconsolidated affiliates decreased by $2.8 million during fiscal year 2006, primarily due a decrease in operating results for our unconsolidated affiliates in Mexico resulting from a decline in activity as a result of the completion of the PEMEX contract previously discussed. The decrease was partially offset by higher equity earnings from Norsk resulting from the acquisition of Lufttransport AS and Lufttransport AB in the first quarter of fiscal year 2006 and from the addition of one new large aircraft in the third quarter of fiscal year 2006.

Interest Expense, Net

Interest expense, net, decreased by $1.9 million during fiscal year 2006. Approximately $1.0 million of this decrease resulted from an increase in interest income resulting from higher cash balances and investment returns during fiscal year 2006. Interest expense for fiscal years 2006 and 2005 was reduced by approximately $2.4 million and $1.3 million, respectively, of capitalized interest.

Other Income (Expense), Net

Other income (expense), net, for fiscal year 2006 was income of $4.6 million compared to expense of $1.1 million for fiscal year 2005, and primarily reflects foreign currency transaction gains and losses. These gains and losses primarily arise from operations performed by our U.K. subsidiaries, whose functional currency is the British pound sterling, and which are outside of the North Sea. The income for fiscal year 2006 was partially offset by an impairment charge of $1.0 million recorded in the third quarter of fiscal year 2006 related to our investment in Aeroleo in Brazil (see further discussion in Note 3 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus).

Taxes

Our effective income tax rates from continuing operations were 22.3% and 29.7% for fiscal years 2006 and 2005, respectively. The variance between the U.S. federal statutory rate and the effective rate for these periods was due primarily to the impact of the reversals of reserves for tax contingencies of $11.4 million and $3.7 million in fiscal years 2006 and 2005, respectively, as a result of our evaluation of the need for such reserves in light of the expiration of the related statutes of limitations in these years. Similar reversals of reserves are expected to occur in the next year, but to a more limited extent. Our effective tax rate was also impacted by the permanent reinvestment outside the U.S. of foreign earnings, upon which no U.S. tax has been provided, and by the amount of our foreign source income and our ability to realize foreign tax credits.

Fiscal Year 2005 Compared to Fiscal Year 2004

Set forth below is a discussion of the results of operations of our segments and business units. Our consolidated results are discussed under “— Executive Overview — Overview of Operating Results” above.

Helicopter Services

Gross revenue from Helicopter Services increased to $620.8 million, an increase of 8.4%, during fiscal year 2005 and operating expense increased 12.2% to $545.1 million from $485.9 million. This resulted in an operating margin of 12.2% for fiscal year 2005 as compared to 15.1% for fiscal year 2004. Operating income in fiscal year 2004 included a $21.7 million curtailment gain. Helicopter Services results are further explained below by business unit.

North America

Gross revenue for North America increased by 4.0% in fiscal year 2005 as compared to the prior fiscal year while flight activity decreased by 4.1%. Revenue increased despite a decrease in flight hours as a result of the full impact in fiscal year 2005 of a 7% rate increase for the U.S. Gulf of Mexico that was phased in throughout fiscal year 2004, and an increase in ad hoc flights for hurricane evacuations during the quarter ended September 30, 2005.

Operating expense from North America increased to $153.0 million for fiscal year 2005 from $143.7 million for fiscal year 2004. The increase in operating expense was primarily in salary costs and additional depreciation expense. Depreciation expense for fiscal year 2005 was $15.0 million, or 18.1% higher than for fiscal year 2004, primarily due to additional aircraft added to the fleet. The increase in depreciation expense was offset in part by a $3.2 million decrease resulting from a change in salvage value and useful lives on certain aircraft types. As a result of higher operating expense, our operating margin for North America decreased to 14.5% for fiscal year 2005 from 16.5% for fiscal year 2004.

South and Central America

Gross revenue for South and Central America increased slightly to $53.7 million for fiscal year 2005 from $52.6 million for fiscal year 2004, primarily due to rate increases in both November 2003 and November 2004 on a contract with our largest customer in Trinidad, which was partially offset by lower revenue for our Mexico operations primarily resulting from the loss of the PEMEX contract in February 2005 and an overall reduction in the number of aircraft that we owned and operated in fiscal year 2005 compared to fiscal year 2004.

Operating expense for South and Central America increased in fiscal year 2005 to $41.6 million from $39.6 million for fiscal year 2004. The increase was primarily related to costs associated with the addition of staff in Trinidad and the related costs of training and housing these employees. The operating margin in South and Central America decreased to 22.5% for fiscal year 2005 from 24.7% for fiscal year 2004 as a result of the increase in operating expense.

Europe

Gross revenue for Europe increased in fiscal year 2005 to $223.7 million from $211.5 million for fiscal year 2004. The $12.2 million increase in gross revenue was due to an $18.8 million increase attributable to foreign exchange effects. Excluding the foreign exchange effects, gross revenue for Europe decreased 3.1% in fiscal year 2005 primarily due to lower flight activity compared to fiscal year 2004.

Operating expense for Europe increased by $0.1 million in fiscal year 2005. Included in operating expense for Europe is $17.2 million attributable to foreign exchange effects. Excluding the foreign exchange effects, operating expense decreased 8.8% in fiscal year 2005. This decrease was primarily in salary costs due to the restructuring of operations in the North Sea and the amendment of the pension plan in February 2004. The operating margin in Europe increased to 13.1% for fiscal year 2005 from 8.2% for fiscal year 2004.

West Africa

Gross revenue from West Africa increased in fiscal year 2005 to $94.4 million from $77.2 million in fiscal year 2004. Nigeria’s flight activity and gross revenue increased 6.1% and 22.1%, respectively, during fiscal year 2005 primarily due to the addition of two medium aircraft in November 2003 and two large and one medium aircraft in April 2004. The increase in revenue significantly exceeded the increase in flight activity as a result of a favorable change in the mix of aircraft. Nigeria accounted for approximately 14.3% of our gross revenue for fiscal year 2005.

Operating expense for West Africa increased in fiscal year 2005 to $88.5 million from $76.1 million for fiscal year 2004. The increase was primarily due to higher salary and maintenance expense due to the increase in activity. The operating margin in West Africa increased to 6.2% for fiscal year 2005 from 1.4% for fiscal year 2004 as a result of the increase in gross revenue.

Southeast Asia

Gross revenue for Southeast Asia increased in fiscal year 2005 to $53.0 million from $43.3 million for fiscal year 2004, primarily as a result of increased flight activity and gross revenue in Australia. Australia’s flight activity and gross revenue increased 15.8% and 34.5%, respectively, primarily due to a 15-month contract that began in July 2004 and higher ad hoc flying for fiscal year 2005. Australia accounted for approximately 81.4% of gross revenue for Southeast Asia during fiscal year 2005.

Operating expense for Southeast Asia increased to $49.0 million in fiscal year 2005 from $40.9 million for fiscal year 2004. As a result of higher gross revenue in fiscal year 2005, the operating margin increased to 7.5% for fiscal year 2005 from 5.5% for fiscal year 2004.

Other International

Gross revenue for Other International increased to $21.3 million in fiscal year 2005 from $10.8 million for fiscal year 2004, primarily resulting from the acquisition of our operation in Russia in July 2004, which contributed $7.3 million in revenue during fiscal year 2005.

Operating expense for Other International increased to $18.5 million in fiscal year 2005 from $9.1 million for fiscal year 2004 as a result of the increased activity in Mauritania, Russia and Turkmenistan. As a result of this increase in costs, our operating margin for Other International declined to 13.5% for fiscal year 2005 from 15.9% for fiscal year 2004.

EH Centralized Operations

Gross revenue for EH Centralized Operations decreased to $56.2 million in fiscal year 2005 from $72.2 million for fiscal year 2004 primarily due to a restructuring of our technical service business in the U.K. and the sale of certain contracts to FBH in November 2004.

Operating expense for EH Centralized Operations decreased to $60.6 million in fiscal year 2005 from $69.9 million for fiscal year 2004 primarily due to the reduction in activity associated with the restructuring and contract sale offset in part by severance costs of $2.8 million recorded in fiscal year 2005 related to downsizing of our U.K. technical services business. For these reasons, the operating margin for EH Centralized Operations decreased to 7.9% loss for fiscal year 2005 from a 3.2% profit for fiscal year 2004.

Production Management Services

Gross revenue from the Production Management Services business increased to $59.0 million, an increase of 18.5%, in fiscal year 2005 from $49.8 million in fiscal year 2004 primarily due to increased activity with a major customer that needed additional production management services. Operating expense increased to $55.1 million, or 16.5%, in fiscal year 2005 from $47.3 million in fiscal year 2004 primarily due to higher labor and helicopter transportation costs. As a result of the higher revenue, our operating margin increased to 6.6% from 5.0% in fiscal year 2004.

General and Administrative Costs

Consolidated general and administrative costs increased by $6.4 million for fiscal year 2005 primarily due to an increase in compensation costs and higher professional fees, partially offset by a decrease in restructuring charges for our North Sea operations. Restructuring charges for our operations in the North Sea in fiscal years 2005 and 2004 were approximately $1.1 million and $3.1 million, respectively. Professional fees in the fiscal year 2005 included fees of $2.2 million incurred in connection with the investigation by outside counsel of activities related to the Internal Review. Additionally, professional fees in fiscal year 2005 included costs associated with an executive search, Sarbanes Oxley compliance initiatives and other projects requiring consulting services.

Curtailment Gain

In January 2004, we amended our defined benefit pension plan covering certain United Kingdom and other overseas employees. The amendment, which was effective February 1, 2004, essentially removed the defined benefit feature for a participant’s future services and replaced it with a defined contribution arrangement. Under the new defined contribution feature, we contribute a maximum of 7.35% of a participant’s non-variable salary to a defined contribution section of the plans. The participant is required to contribute a minimum of 5% of non-variable salary for us to match the contribution. Participants were also given the option to transfer out of the plan. The net impact on our statement of income as a result of these changes was a reduction in pension expense of approximately £1.4 million ($2.6 million) for our fourth quarter of fiscal year 2004. The above change to the plans constitutes a “curtailment” of benefits and, accordingly, all previously deferred service gains or losses are immediately recognized in the statement of income. At the date of the 2004 amendment, we had a deferred prior service gain of £11.9 million ($21.7 million), or $0.65 per diluted share, related to prior plan amendments, which was recognized as a curtailment gain in fiscal year 2004.

Earnings from Unconsolidated Affiliates

Earnings from unconsolidated affiliates decreased in fiscal year 2005 by $1.4 million primarily due to a decrease in dividends received from investments accounted for under the cost method of accounting. The decrease in dividends received was primarily related to a reduction in dividends from our Mexico joint venture, which experienced a decline in activity as a result of the completion of the PEMEX contract previously discussed.

Interest Expense, Net

Interest expense, net, decreased in fiscal year 2005 by $2.7 million from fiscal year 2004. Approximately $1.2 million of this decrease resulted from lower interest expense during fiscal year 2005 caused by the refinancing of our 6% Convertible Subordinated Notes and 7 7/8% Senior Notes with the issuance 6 1/8% Senior Notes during fiscal year 2004 and an increase in interest income of $1.5 million resulting from higher cash balances and investment returns in fiscal year 2005. Interest expense in fiscal years 2005 and 2004 was offset by approximately $1.3 million and $1.2 million, respectively, of capitalized interest.

Loss on extinguishment of debt

In fiscal year 2005, no loss on extinguishment of debt was recognized, compared to a recognized loss on extinguishment of debt of $6.2 million in fiscal year 2004. The loss in fiscal year 2004 related to the redemption on July 29, 2003 of our 6% Convertible Subordinated Notes and our 7 7/8% Senior Notes. Approximately $4.7 million of the loss in fiscal year 2004 pertained to the payment of redemption premiums and $1.5 million pertained to the write-off of unamortized debt issuance costs related to the 6% Convertible Subordinated Notes and 7 7/8% Senior Notes.

Other Income (Expense), Net

Other expense in fiscal year 2005 was $1.1 million compared to other expense of $7.8 million in fiscal year 2004 and primarily represents foreign currency transaction gains and losses. The weakening of the U.S. dollar against the British pound is the primary reason for the losses.

Taxes

Our effective income tax rates from continuing operations were 29.7% and 27.5% for fiscal years 2005 and 2004, respectively. The variance between the U.S. federal statutory rate and the effective rate reflects the impact of the reversal of reserves for tax contingencies of $3.7 million and $3.5 million in fiscal years 2005 and 2004, respectively, in connection with the expiration of the related statutes of limitations. The effective tax rate for both fiscal year 2005 and 2004 was also impacted by the permanent reinvestment outside the U.S. of foreign earnings, upon which no U.S. tax has been provided, and the amount of our foreign source income and our ability to realize foreign tax credits.

Liquidity and Capital Resources

Cash Flows

Operating Activities

Net cash flows provided by operating activities were $39.3 million, $104.5 million and $83.3 million for fiscal years 2006, 2005 and 2004, respectively. Net cash flows provided by operating activities totaled $32.2 million during the first quarter fiscal year 2007 compared to net cash used in operating activities of $9.8 million during the first quarter fiscal year 2006.

During the first quarter fiscal year 2007, changes in non-cash working capital provided $3.4 million in cash flows from operating activities compared to $30.9 million in cash flows used in operating activities for the first quarter fiscal year 2006. In addition, cash flows from operating activities improved due to the improvement in net income during first quarter fiscal year 2007.

The decrease in net cash provided by operations between fiscal years 2006 and 2005 was primarily due to cash used to fund working capital requirements in fiscal year 2006 resulting from the expansion of our business through purchases of additional aircraft and increases in flight hours from our existing aircraft fleet. These requirements are likely to continue in the future as we expand our fleet further. In addition, operating cash flow declined due to a decrease of $10.1 million in dividends in excess of earnings from unconsolidated affiliates.

Net cash provided by operations increased in fiscal year 2005 over fiscal year 2004 due to an increase in dividends in excess of earnings from unconsolidated affiliates of $14.9 million and due to the increase in net income for fiscal year 2005 after excluding the $21.7 million non-cash curtailment gain from fiscal year 2004 net income.

Investing Activities

Cash flows used in investing activities were $54.2 million, $46.5 million and $62.6 million for fiscal years 2006, 2005 and 2004, respectively. Cash flows used in investing activities were $44.3 million and

$27.7 million for the first quarter fiscal year 2007 and the first quarter fiscal year 2006, respectively, primarily for capital expenditures.

During the first quarter fiscal year 2007, the first quarter fiscal year 2006 and fiscal years 2006, 2005 and 2004, cash was used for capital expenditures and a portion was provided by proceeds from asset dispositions. The following table presents aircraft delivered and overall capital expenditures during these periods:

	Three Months Ended		Fiscal Year Ended
	June 30,		March 31,
	2006	2005	2006	2005	2004

Number of aircraft delivered:
New:
Small	—	—	10	7	2
Medium	2	1	9	4	7
Large	—	1	2	—	—

Total new aircraft	2	2	21	11	9

Used:
Small	—	4	5	—	5
Medium	—	—	—	1	1
Large	—	—	—	6	—

Total used aircraft	—	4	5	7	6

Total aircraft	2	6	26	18	15

Capital expenditures (in thousands) Aircraft and related equipment(1)	$44,085	$27,456	$141,166	$86,145	$66,792
Other	2,797	2,674	13,096	3,878	1,063

Total capital expenditures	$46,882	$30,130	$154,262	$90,023	$67,855

(1)	Includes expenditures financed with $3.2 million of short-term notes during fiscal year 2006.

Historically, in addition to the expansion of our business through purchases of new and used aircraft, we have also established new joint ventures with local partners or purchased significant ownership interests in companies with ongoing helicopter operations, particularly in countries where we have no operations or our operations are limited in scope, and we continue to evaluate similar opportunities which could enhance our operations.

First Quarter Fiscal Year 2007 and First Quarter Fiscal Year 2006 — During the first quarter fiscal year 2007, we made final payments in connection with the delivery of two medium aircraft and progress payments on the construction of new aircraft to be delivered in future periods in conjunction with our aircraft commitments (discussed below) totaling $37.4 million. Also during the first quarter fiscal year 2007, we spent an additional $6.7 million to upgrade aircraft within our existing aircraft fleet and to customize new aircraft delivered for our operations. During the first quarter fiscal year 2006, apart from payments made for new aircraft in conjunction with our aircraft commitments, we purchased four small aircraft for $5.1 million and paid deposits of $7.3 million for three large aircraft.

During the first quarter fiscal year 2007, we received proceeds of $2.6 million primarily from the disposal of five aircraft, two airframes and certain other equipment, which together resulted in a net gain of $1.0 million. During the first quarter fiscal year 2006, we received proceeds of $2.4 million primarily from the disposal of two aircraft and certain equipment, which resulted in a net gain of $0.6 million.

Due to the significant investment in aircraft made in both the first quarter fiscal year 2007 and the first quarter fiscal year 2006, net capital expenditures exceeded cash flow from operations, and we expect this will continue to be the case through at least the end of fiscal year 2007.

Fiscal Year 2006 — During fiscal year 2006, we received proceeds of $16.8 million primarily from the disposal of one aircraft and certain equipment, and from insurance recoveries associated with hurricane Katrina damage, which together resulted in a net gain of $0.1 million.

Additionally, on December 30, 2005, we sold nine other aircraft for $68.6 million in aggregate to a subsidiary of General Electric Capital Corporation, and then leased back each of the nine aircraft under separate operating leases with terms of ten years expiring in January 2016. See further discussion of this transaction under “— Financing Activities” below.

Due to the significant investment in aircraft made in fiscal year 2006, cash flow from operations was not enough to fund net capital expenditures.

Fiscal Year 2005 — During fiscal year 2005, we received proceeds of $26.6 million primarily from the disposal of ten aircraft and certain equipment, which resulted in a net gain of $5.9 million. We also received proceeds of $15.1 million from the sale of seven aircraft and certain contracts in one of our technical services subsidiaries to FBH, a 50% owned unconsolidated affiliate, which resulted in a gain of $2.1 million.

Fiscal Year 2004 — During fiscal year 2004, we received proceeds of $6.9 million primarily from the disposal of aircraft and equipment, which resulted in a net gain of $3.9 million.

On July 11, 2003, we sold six aircraft, at our cost, to a newly formed limited liability company, RLR. The capital of RLR is owned 49% by us and 51% by the same principal with whom we have other jointly owned businesses operating in Mexico. See a discussion of the mechanism of financing this purchase by RLR discussed under “Future Cash Requirements” below.

Financing Activities

Cash flows used in financing activities were $5.4 million for fiscal year 2006, and cash flows provided by financing activities were $2.8 million and $3.5 million for fiscal years 2005 and 2004, respectively. Cash flows used in financing activities were $2.9 million and $0.3 million for first quarter fiscal year 2007 and 2006, respectively.

During the first quarter fiscal year 2007, cash was used for the repayment of debt totaling $4.0 million and was provided by our receipt of proceeds of $0.8 million from the exercise of options to acquire shares of our common stock by our employees.

During the first quarter fiscal year 2006, cash was used for the repayment of debt totaling $0.8 million and was provided by our receipt of proceeds of $0.5 million from the exercise of options to acquire shares of our common stock by our employees.

During fiscal year 2006, cash was used for the repayment of debt totaling $4.1 million and a portion was provided by our receipt of proceeds of $1.4 million from the exercise of options to acquire shares of our common stock by our employees. During fiscal year 2005, cash was provided by our receipt of proceeds of $12.7 million from the exercise of options to acquire our common stock by our employees, and $7.4 million of cash was used for the repurchase of shares from a minority interest owner. During fiscal year 2004, cash was provided by the issuance the Senior Notes in aggregate principal amount of $230.0 million. A portion of the proceeds from this issuance was used to redeem all of our outstanding 7 7/8% Senior Notes due 2008 for $103.9 million and all of our outstanding 6% Convertible Subordinated Notes due 2003 for $91.7 million on July 29, 2003.

See further discussion of outstanding debt as of June 30, 2006 under “Future Cash Requirements” below and our debt issuances and redemptions in Note 5 in the “Notes to Consolidated Financial Statements” and Note 3 in the “Condensed Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

Sale and Leaseback Financing — On December 30, 2005, we sold nine aircraft for $68.6 million in aggregate to a subsidiary of General Electric Capital Corporation, and then leased back each of the nine aircraft under separate operating leases with terms of ten years expiring in January 2016. Each “net” lease agreement requires us to be responsible for all operating costs and has an effective interest rate of approximately 5%. Rent payments under each lease are payable monthly and total $6.3 million and $7.6 million annually during the first 60 months and second 60 months, respectively, for all nine leases in aggregate. Each lease has a purchase option upon expiration, an early purchase option at 60 months (December 2010), and an early termination option at 24 months (December 2007). The early purchase option price for the nine aircraft at 60 months is approximately $52 million in aggregate. Additional collateral in the amount of $11.8 million, which consists of five aircraft and a $2.5 million letter of credit, was provided until the conclusion of the SEC investigation related to the Internal Review. The leases contain terms customary in transactions of this type, including provisions that allow the lessor to repossess the aircraft and require the lessee to pay a stipulated amount if the lessee defaults on its obligations under the leases.

Minority Interest — In March 2004, we prepaid $11.4 million, representing a portion of the put/call option price over the 51% of the ordinary share capital of Bristow Aviation that we do not own. This payment was made from existing cash balances. In May 2004, we acquired eight million shares of deferred stock (essentially a subordinated class of stock with no voting rights) from Bristow Aviation for £1 per share ($14.4 million in total). Bristow Aviation used the proceeds to redeem £8 million of its ordinary share capital at par value from all of its outstanding shareholders, including ourselves. The result of these changes was to reduce the cost of the guaranteed return to the other shareholders, which we record as minority interest expense, by $2.3 million on an annual basis.

Future Cash Requirements

Debt Obligations

As of June 30, 2006, total debt was $261.5 million, of which $14.5 million was classified as current. Aggregate annual maturities for all long-term debt for the next five fiscal years and thereafter are as follows (in thousands):

Nine months ended March 31, 2007	$14,489	(1)
Fiscal year ended March 31, 2008	12,017
2009	432
2010	200
2011	—
Thereafter	234,380

Total	$261,518

(1)	Includes current portion of long-term debt of $14.5 million.

Revolving Credit Facility — As of June 30, 2006, we had a $30 million revolving credit facility with a U.S. bank. Borrowings bear interest at a rate equal to one-month LIBOR plus a spread ranging from 1.25% to 2.0%. We had $3.2 million of outstanding letters of credit and no borrowings under this facility as of June 30, 2006. This facility was terminated in August 2006.

Senior Secured Credit Facilities — In August 2006, we entered into the syndicated senior secured Credit Facilities which consists of a $100 million revolving credit facility (with a subfacility of $25 million for letters of credit) and a $25 million letter of credit facility. The aggregate commitments under the revolving credit facility may be increased to $200 million at our option following our 6 1/8% Senior Notes due 2013 receiving an investment grade credit rating from Moody’s or Standard & Poor’s (so long as the rating of the other rating agency of such notes is no lower than one level below investment grade). The revolving credit facility may be used for general corporate purposes, including working capital and acquisitions. The letter of credit facility will be used to issue letters of credit supporting or securing performance of statutory obligations, surety or appeal bonds, bid or performance bonds and similar obligations.

Borrowings under the revolving credit facility bear interest at an interest rate equal to, at our option, either the Base Rate or LIBOR (or EURIBO, in the case of Euro-denominated borrowings) plus the applicable margin. “Base Rate” means the higher of (1) the prime rate and (2) the Federal Funds rate plus 0.5% per annum. The applicable margin for borrowings range from 0.0% and 2.5% depending on whether the Base Rate or LIBOR is used, and is determined based on our credit rating. Fees owed on letters of credit issued under either the revolving credit facility or the letter of credit facility are equal to the margin for LIBOR borrowings. Based on our current ratings, the margins on Base Rate and LIBOR borrowings are 0.0% and 1.25%, respectively. Interest will be payable at least quarterly, and the Credit Facilities mature in August 2011. Our obligations under the Credit Facilities are guaranteed by certain of our principal domestic subsidiaries and secured by the accounts receivable, inventory and equipment (excluding aircraft and their components) of Bristow Group Inc. and the guarantor subsidiaries, and the capital stock of certain of our principal subsidiaries.

In addition, the Credit Facilities include covenants which are customary for these types of facilities, including certain financial covenants and restrictions on the ability of Bristow Group Inc. and its subsidiaries to enter into certain transactions, including those that could result in the incurrence of additional liens and indebtedness; the making of loans, guarantees or investments; sales of assets; payments of dividends or repurchases of our capital stock; and entering into transactions with affiliates.

Senior Notes — On June 20, 2003, we completed a private placement of $230.0 million aggregate principal amount outstanding of 6 1/8% Senior Notes due 2013. On September 4, 2003 we completed an offer to exchange these notes for a new issue of equivalent notes registered under the Securities Act of 1933, and we refer to these registered notes as the “Senior Notes.”

The Senior Notes are unsecured and are guaranteed by certain of our U.S. subsidiaries. The Senior Notes are redeemable at our option, subject to a redemption premium if we redeem the notes prior to June 15, 2008. In addition, holders of the Senior Notes may require us to repurchase all or part of their notes following a “change of control” (as defined in the indenture) of our company. The terms of the Senior Notes restrict our ability to, among other things, incur additional indebtedness or issue “disqualified stock” (as defined in the indenture); pay dividends or repurchase our capital stock or subordinated indebtedness; make loans, guarantees or investments; create liens or security interests; sell assets; merge or consolidate with another company, or sell all or substantially all of our assets; and enter into transactions with affiliates. Certain of these restrictions will cease to apply following the Senior Notes receiving an investment grade rating from Moody’s and Standard & Poor’s, and so long as no event of default has occurred and is continuing. In accordance with the indenture to the Senior Notes, any payment or re-financing of these notes prior to June 2011 is subject to a prepayment premium.

On June 16, 2005, we received notice from the trustee that we were in default of various financial reporting covenants of the Senior Notes because we did not provide the required financial reporting information within the required time period. On August 16, 2005, we completed a consent solicitation with the holders of the Senior Notes to waive defaults under and make amendments to the indenture in consideration for which we paid an aggregate consent fee of $2.6 million. In January 2006, the default was cured. See Note 5 in the “Notes to Consolidated Financial Statements” and Note 3 in the “Condensed Notes to Consolidated Financial Statements” included elsewhere in this prospectus for further discussion of the Senior Notes.

Limited Recourse Term Loans — Our debt includes two limited recourse term loans with a U.K. bank created in connection with sale and lease transactions for two aircraft entered into with Heliair Leasing Limited in fiscal year 1999. The term loans are secured by both aircraft and our guarantee of the underlying lease obligations. In addition, we have provided asset value guarantees totaling up to $3.8 million, payable at the expiration of the leases depending on the value received for the aircraft at the time of disposition. As a result of these guarantees and the terms of the underlying leases, for financial statement purposes, the aircraft and associated term loans are reflected on our consolidated balance sheet. As of June 30, 2006, the aggregate balance of the term loans was $19.7 million. The term loans provide for rates of interest payable to the bank of 7.1% and 7.2%, quarterly amortization payments totaling $0.7 million and balloon payments of $9.8 million and $9.2 million in March 2007 and July 2007, respectively. See a discussion of our relationship with Heliair in Note 3 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

Sakhalin Debt — On July 16, 2004, we assumed various existing debt liabilities that were outstanding and secured against assets purchased as part of our acquisition of a business in Sakhalin, Russia. See Note 2 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus for further discussion of our acquisition. Two promissory notes totaling $1.2 million as of June 30, 2006 are being repaid over five years at an interest rate of 8.5% and are scheduled to be fully paid in 2009 and 2010. The other liabilities assumed included a finance lease on an aircraft totaling $0.6 million as of June 30, 2006, with an interest rate of 6.5% and expiring in fiscal year 2008; a finance lease on an aircraft totaling $2.9 million as of June 30, 2006, with an interest rate of 8.5% and expiring in fiscal year 2008 with a final termination payment of $2.4 million; and two loan notes on packages of spare parts totaling $0.5 million as of June 30, 2006, with interest rates of 10% to 18% expiring in fiscal year 2007.

U.K. Facilities — As of June 30, 2006, Bristow Aviation had a £6.0 million ($11.1 million) facility for letters of credit, of which £0.4 million ($0.7 million) was outstanding, and a £1.0 million ($1.8 million) net overdraft facility, under which no borrowings were outstanding. Both facilities are with a U.K. bank. The letter of credit facility is provided on an uncommitted basis, and outstanding letters of credit bear a rate of 0.7% per annum. Borrowings under the net overdraft facility are payable on demand and bear interest at the bank’s base rate plus a spread that can vary between 1% and 3% per annum depending on the net overdraft amount. The net overdraft facility is scheduled to expire on August 31, 2006. The facilities are guaranteed by certain of Bristow Aviation’s subsidiaries and secured by several helicopter mortgages and a negative pledge of Bristow Aviation’s assets.

Capital Commitments

Aircraft Purchase Commitments — As shown in the table below, we expect to make additional capital expenditures over the next seven fiscal years to increase the size of our aircraft fleet. As of June 30, 2006, we had 51 aircraft on order and options to acquire an additional 37 aircraft. The additional aircraft on order are expected to provide incremental fleet capacity, with only a small number of our existing aircraft expected to be replaced with the new aircraft.

	Nine Months
	Ending
	March 31,	Fiscal Year Ending March 31,
	2007	2008	2009	2010	2011-2013	Total

Commitments as of June 30, 2006:
Number of aircraft to be delivered:
New:
Small	3	—	—	—	—	3
Medium	15	11	3	3	9	41
Large	7	—	—	—	—	7

	25	11	3	3	9	51

Related expenditures (in thousands)	$211,248	$71,519	$23,245	$24,491	$64,022	$394,525

Options as of June 30, 2006:
Number of aircraft to be delivered:
Medium(1)	—	1	6	6	11	24
Large(2)	—	7	6	—	—	13

	—	8	12	6	11	37

Related expenditures (in thousands)	$37,861	$178,275	$102,600	$48,292	$81,191	$448,219

(1)	As of June 30, 2006, options with respect to six of these aircraft were “subject to availability,” which means that the delivery time for the aircraft subject to these options will depend upon the number of manufacturing slots available at the time the options are exercised. As a result, the delivery time for these aircraft may be extended beyond those specified in the purchase agreement with the manufacturer, and the medium aircraft were included in the 2011-2013 period in the table above. However, we can accelerate the delivery of these aircraft at our option to as early as January 1, 2008, subject to the manufacturer’s availability to fill customer orders at the time an option is exercised.

(2)	Options for five large aircraft expire on September 30, 2006, which we plan to exercise upon completion of this offering.

In connection with an agreement to purchase three large aircraft to be utilized and owned by Norsk Helikopter AS (“Norsk”), our unconsolidated affiliate in Norway, the company, Norsk and the other equity owner in Norsk each agreed to fund the purchase of one of these three aircraft. One was delivered during fiscal year 2006, and the remaining two were delivered in fiscal year 2007. The one aircraft that we are purchasing is reflected in the table above.

Other Obligations

Pension Plan — As of June 30, 2006, we had recorded on our balance sheet a pension liability of $145.1 million and a prepaid pension asset of $40.6 million, related to the Bristow Helicopter Group Limited (“Bristow Helicopters”, a wholly-owned subsidiary of Bristow Aviation) pension plan. The liability represents the excess of the present value of the defined benefit pension plan liabilities over the fair value of plan assets that existed at that date. The asset represents the cumulative contributions made by Bristow Helicopters in excess of accrued net periodic pension cost. The minimum funding rules of the U.K. require us to make scheduled contributions in amounts sufficient to bring the plan up to 90% funded (as defined by U.K. legislation) within three years and 100% funded within ten years. In recognition of participants’ concerns regarding the under-funded position of the plan as well as other changes we made to the plan (as more fully described under “Fiscal Year 2005 Compared to Fiscal Year 2004 — Curtailment Gain”), on February 1, 2004, we contributed £5.2 million ($9.6 million) to the plan to reach the 90% funded level, and agreed to monthly contributions of £0.2 million ($0.4 million) for the next ten years to comply with the 100% funding requirement. The £5.2 million ($9.6 million) contribution was made from existing cash balances and did not materially impact our working capital position. In order to meet these funding requirements, we agreed, subject to our review every three years, to make contributions totaling £5.7 million ($9.9 million) per year for the next 10 years beginning May 2005 and £5.5 million ($9.6 million) per year for the following 10 years. Nevertheless, regulatory agencies in the U.K. may require us to further increase the monthly contributions.

In May 2006, the Pensions Regulator (“TPR”) in the U.K. published a statement on regulating the funding of defined benefit schemes. In this statement, TPR focused on a number of items including the use of triggers to determine the level of funding of the schemes. Based on this statement, it is possible that we will see an increase in the required level of our contributions in future periods. We are not currently able to estimate what this increased level of funding will be and what impact it will have on our financial position in future periods.

Contractual Obligations, Commercial Commitments and Off Balance Sheet Arrangements

We have various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments, interest payments and other executory contracts are not recognized as liabilities in our consolidated financial statements but are included in the table below. For example, we are contractually committed to make certain minimum lease payments for the use of property and equipment under operating lease agreements.

The following tables summarize our significant contractual obligations and other commercial commitments on an undiscounted basis as of June 30, 2006 and the future periods in which such obligations are expected to be settled in cash. In addition, the table reflects the timing of principal and interest payments on outstanding borrowings. Additional details regarding these obligations are provided in the “Notes to Consolidated Financial Statements” and “Condensed Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

	Payments Due by Period
		Nine Months
		Ending	Fiscal Year Ending March 31,
		March 31,			2012 and
	Total	2007	2008-2009	2010-2011	beyond
			(In thousands)
Contractual obligations:
Long-term debt and short-term borrowings:
Principal	$261,518	$14,489	$12,449	$200	$234,380
Interest	86,702	10,625	29,219	28,679	18,179
Aircraft operating leases(1)(2)	67,590	5,441	12,600	13,387	36,162
Other operating leases(1)	17,229	2,874	4,844	3,523	5,988
Pension obligations(3)	174,778	7,932	20,614	18,630	127,602
Aircraft purchase obligations	394,525	211,248	94,764	49,839	38,674
Other purchase obligations(4)	30,265	30,265	—	—	—

Total contractual cash obligations	$1,032,607	$282,874	$174,490	$114,258	$460,985

Other commercial commitments:
Debt guarantees(5)	$31,567	$—	$13,079	$—	$18,488
Other guarantees(6)	3,496	3,496	—	—	—
Letter of credit(7)	4,767	4,767	—	—	—

Total commercial commitments	$39,830	$8,263	$13,079	$—	$18,488

(1)	Represents minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year.

(2)	Represents nine aircraft that we sold on December 30, 2005 for $68.6 million in aggregate to a subsidiary of General Electric Capital Corporation and then leased back under separate operating leases with terms of ten years expiring in January 2016. A deferred gain on the sale of the aircraft was recorded in the amount of approximately $10.8 million in aggregate, which is being amortized over the lease term.

(3)	Represents expected funding for pension benefits in future periods. These amounts are undiscounted and are based on the expectation that the pension will be fully funded in approximately 20 years. As of June 30, 2006, we had recorded on our balance sheet a $145.1 million pension liability and a $40.6 million prepaid pension asset associated with this obligation.

(4)	Other purchase obligations primarily represent unfilled purchase orders for aircraft parts and commitments associated with upgrading our strategic base facilities.

(5)	We have guaranteed the repayment of up to £10 million ($18.5 million) of the debt of FBS and $13.1 million of the debt of RLR, both unconsolidated affiliates.

(6)	Relates to an indemnity agreement between us and Afianzadora Sofimex, S.A. to support issuance of surety bonds on behalf of HC from time to time. As of June 30, 2006, surety bonds with an aggregate value of 39.9 million Mexican pesos ($3.5 million) were outstanding.

(7)	In January 2006, a letter of credit was issued against the revolving credit facility for $2.5 million in conjunction with the additional collateral for the sale and leaseback financing discussed in Note 5 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus. The letter of credit expires January 27, 2007.

We do not expect the guarantees shown in the table above to become obligations that we will have to fund.

FBS Performance Guarantees — In 1996, FBS Limited (“FBS”), a 50% owned unconsolidated affiliate, purchased and specially modified 47 aircraft dedicated to conducting certain training activities under a fifteen year contract with the British Military. Bristow Aviation and its partner have given joint and several guarantees of up to £15.0 million ($27.8 million) related to the performance of this contract. Bristow Aviation has also guaranteed repayment of up to £10 million ($18.5 million) of FBS’s outstanding debt obligation, which is primarily collateralized by the 47 aircraft discussed above.

RLR Note — RLR financed 90% of the purchase price of the six aircraft discussed under “Investing Activities” above through a five-year term loan of $31.8 million with a bank requiring monthly principal and interest payments of $0.3 million and a balloon payment of $18.3 million due July 11, 2008 (the “RLR Note”). The RLR Note is secured by the six aircraft. We guaranteed 49% of the RLR Note ($15.6 million) and the other shareholder guaranteed the remaining 51% of the RLR Note ($16.2 million). In addition, we have given the bank a put option which the bank may exercise if the aircraft are not returned to the U.S. within 30 days of a default on the RLR Note. Any such exercise would require us to purchase the RLR Note from the bank. We simultaneously entered into a similar agreement with the other RLR shareholder which requires that, in event of exercise by the bank of its put option to us, the other shareholder will be required to purchase 51% of the RLR Note from us. As of June 30, 2006, a liability of $0.8 million representing the fair value of this guarantee was reflected in our balance sheet in other liabilities and deferred credits. We used the proceeds received from the sale of the aircraft to RLR to repay the $17.9 million short-term note to the aircraft manufacturer in July 2003. No gain or loss was recognized on the sale.

As of June 30, 2005, we were in default of various financial information reporting covenants under the RLR Note for not providing financial information for fiscal year 2005 when due, and also for not providing similar information to other creditors. This situation resulted from the activities identified in the Internal Review discussed earlier which prevented us from filing our financial report for fiscal year 2005 on time. The bank provided waivers through January 16, 2006 in exchange for payments totaling $78,000. In January 2006, the defaults were cured.

Financial Condition and Sources of Liquidity

Our future cash requirements include the contractual obligations discussed in the previous section and our normal operations. Normally our operating cash flows are sufficient to fund our cash needs. Although there can be no assurances, we believe that our existing cash, future cash flows from operations and borrowing capacity under the Credit Facilities will be sufficient to meet our liquidity needs in the foreseeable future based on existing commitments. However, the expansion of our business through purchases of additional aircraft and increases in flight hours from our existing aircraft fleet may require additional cash in the future to fund the resulting increase in working capital requirements.

Upon completion of this offering, we plan to exercise options to acquire additional aircraft, including the options for five large aircraft that expire on September 30, 2006 for a purchase price of approximately $98.8 million. Consistent with our desire to maintain a conservative use of leverage to fund growth, we are raising capital through the sale of equity securities in this offering. We have options to acquire an additional eight large aircraft and an additional 24 medium aircraft. Depending on market conditions, we may exercise these additional options to acquire aircraft or elect to expand our business through acquisition, including acquisitions under consideration or negotiation. These strategic decisions would require us to access additional sources of capital. Our decision to use equity, debt or a combination of the two would depend on our financial position and market conditions at that time, but we currently expect to use debt financing. See “Risk Factors — In order to grow our business, we may require additional capital in the future, which may not be available to us” included elsewhere in this prospectus.

Cash and cash equivalents were $122.5 million, $146.4 million and $85.7 million as of March 31, 2006, 2005 and 2004, respectively, and $109.6 million as of June 30, 2006. Working capital as of March 31, 2006, 2005 and 2004 was $283.3 million, $270.7 million and $235.7 million, respectively, and $276.7 million as of

June 30, 2006. The decrease in working capital during first quarter fiscal year 2007 was primarily a result of the $12.8 million decrease in cash and cash equivalents. The increase in working capital in fiscal year 2006 was primarily a result of an increase in accounts receivable and inventory and a decrease in current deferred taxes, which was offset in part by an increase in accounts payable and short-term borrowings and current maturities of long-term debt and the decrease in cash and cash equivalents. The increase in working capital in fiscal year 2005 was primarily a result of an increase in cash and cash equivalents, accounts receivable and inventory offset in part by an increase in accounts payable, accrued liabilities and current deferred taxes.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, whereas, in other circumstances, generally accepted accounting principles require us to make estimates, judgments and assumptions that we believe are reasonable based upon information available. We base our estimates and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We believe that of our significant accounting policies, as discussed in the “Notes to Consolidated Financial Statements” and “Condensed Notes to Consolidated Financial Statements” the following involve a higher degree of judgment and complexity.

Taxes

Our annual tax provision is based on expected taxable income, statutory rates and tax planning opportunities available to us in the various jurisdictions in which we operate. The determination and evaluation of our annual tax provision and tax positions involves the interpretation of the tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, agreements, and treaties, foreign currency exchange restrictions or our level of operations or profitability in each jurisdiction would impact our tax liability in any given year. We also operate in many jurisdictions where the tax laws relating to the offshore oilfield service industry are not well developed. While our annual tax provision is based on the best information available at the time, a number of years may elapse before the ultimate tax liabilities in the various jurisdictions are determined.

We recognize foreign tax credits available to us to offset the U.S. income taxes due on income earned from foreign sources. These credits are limited by the total income tax on the U.S. income tax return as well as by the ratio of foreign source income in each statutory category to total income. In estimating the amount of foreign tax credits that are realizable, we estimate future taxable income in each statutory category. These estimates are subject to change based on changes in the market condition in each statutory category and the timing of certain deductions available to us in each statutory category. We periodically reassess these estimates and record changes to the amount of realizable foreign tax credits based on these revised estimates. Changes to the amount of realizable foreign tax credits can be significant given any material change to our estimates on which the realizability of foreign tax credits is based.

We maintain reserves for estimated tax exposures in jurisdictions of operation, including reserves for income, value added, sales and payroll taxes. Our annual tax provision includes the effect of reserve provisions and changes to reserves that we consider appropriate, as well as related interest. Tax exposure items primarily include potential challenges to intercompany pricing, disposition transactions and the applicability or rate of various withholding taxes. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means, but can also be affected by changes in applicable tax law or other factors, which could cause us to conclude that a revision of past estimates is appropriate. We believe that an appropriate liability has been established for estimated exposures. However, actual results may differ materially from these estimates. We review these liabilities quarterly. During fiscal years 2006, 2005 and 2004, we had net reversals of reserves for estimated tax exposures of $11.4 million, $3.7 million and $3.5 million, respectively. During first quarter fiscal year 2007 and 2006, we had net reversals of reserves for estimated tax exposures of $0.8 million and $2.9 million, respectively. These reversals were made in the fiscal years in which the statute of limitations for the related exposures expired.

We do not believe it is possible to reasonably estimate the potential effect of changes to the assumptions and estimates identified because the resulting change to our tax liability, if any, is dependent on numerous factors which cannot be reasonably estimated. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries. Our experience has been that the estimates and assumptions we have used to provide for future tax assessments have proven to be appropriate. However, past experience is only a guide and the potential exists that the tax resulting from the resolution of current and potential future tax controversies may differ materially from the amounts accrued.

Judgment is required in determining whether deferred tax assets will be realized in full or in part. When it is estimated to be more likely than not that all or some portion of specific deferred tax assets, such as foreign tax credit carryovers or net operating loss carry forwards, will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are estimated to not be realizable. As of March 31, 2005, our valuation allowance against certain deferred tax assets, primarily U.S. foreign tax credit carry forwards was $14.3 million. We decreased the valuation allowance as of March 31, 2006 to $13.4 million, and the balance remained at $13.4 million as of June 30, 2006. If our facts or financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to determine changes to the amount of the valuation allowance in any given period. Such changes could result in either a decrease or an increase in our provision for income taxes, depending on whether the change in judgment resulted in an increase or a decrease to the valuation allowance. We continually evaluate strategies that could allow for the future utilization of our deferred tax assets.

We have not provided for U.S. deferred taxes on the unremitted earnings of certain foreign subsidiaries as of March 31 and June 30, 2006 that are permanently reinvested of $35.1 million and $38.9 million, respectively. Should we make a distribution from the unremitted earnings of these subsidiaries, we could be required to record additional taxes. At the current time, a determination of the amount of unrecognized deferred tax liability is not practical. The American Jobs Creation Act of 2004 (the “Jobs Act”), signed into law October 22, 2004, provided for a special one-time tax deduction equal to 85% of dividends received out of qualifying earnings that are paid in either a company’s last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the enactment date. The special deduction is subject to a number of limitations and requirements, one of which is to adopt a Domestic Reinvestment Plan (“DRIP”) to document planned reinvestments of amounts equal to the foreign earnings repatriated under the Jobs Act. In accordance with a DRIP approved by our board of directors, during fiscal year 2006, we distributed $46.1 million of earnings from foreign subsidiaries that were previously considered permanently invested. See Note 8 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

We have not provided for deferred taxes in circumstances where we expect that, due to the structure of operations and applicable law, the operations in such jurisdictions will not give rise to future tax consequences. Should our expectations change regarding the expected future tax consequences, we may be required to record additional deferred taxes that could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

  Property and Equipment

Our net property and equipment represents 52% and 54% of our total assets as of March 31 and June 30, 2006, respectively. We determine the carrying value of these assets based on our property and equipment accounting policies, which incorporate our estimates, assumptions, and judgments relative to capitalized costs, useful lives and salvage values of our assets.

Our property and equipment accounting policies are also designed to depreciate our assets over their estimated useful lives. The assumptions and judgments we use in determining the estimated useful lives and residual values of our aircraft reflect both historical experience and expectations regarding future operations, utilization and performance of our assets. The use of different estimates, assumptions and judgments in the establishment of property and equipment accounting policies, especially those involving the useful lives and residual values of our aircraft, would likely result in materially different net book values of our assets and results of operations.

Useful lives of aircraft and residual values are difficult to estimate due to a variety of factors, including changes in operating conditions or environment, the introduction of technological advances in aviation equipment, changes in market or economic conditions including changes in demand for certain types of aircraft and changes in laws or regulations affecting the aviation or offshore energy industry. We evaluate the remaining useful lives of our aircraft when certain events occur that directly impact our assessment of the remaining useful lives of the aircraft.

We review our property and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets or asset groups may be impaired or when reclassifications are made between property and equipment and assets held for sale.

Asset impairment evaluations are based on estimated undiscounted cash flows for the assets being evaluated. If the sum of the expected future cash flows is less than the carrying amount of the asset, we would be required to recognize an impairment loss. When determining fair value, we utilize various assumptions, including projections of future cash flows. A change in these underlying assumptions will cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying amounts. In such event, we would then be required to record a corresponding charge, which would reduce our earnings. We continue to evaluate our estimates and assumptions and believe that our assumptions, which include an estimate of future cash flows based upon the anticipated performance of the underlying business units, are appropriate.

Supply and demand are the key drivers of aircraft idle time and our ability to contract our aircraft at economical rates. During periods of oversupply, it is not uncommon for us to have aircraft idled for extended periods of time, which could be an indication that an asset group may be impaired. In most instances our aircraft could be used interchangeably. In addition, our aircraft are generally equipped to operate throughout the world. Because our aircraft are mobile, we may move aircraft from a weak geographic market to a stronger geographic market if an adequate opportunity arises to do so. As such, our aircraft are considered to be interchangeable within classes or asset groups and accordingly, our impairment evaluation is made by asset group.

An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount of assets within an asset group is not recoverable. This requires us to make judgments regarding long-term forecasts of future revenues and costs related to the assets subject to review. In turn, these forecasts are uncertain in that they require assumptions about demand for our services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific asset groups and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions.

  Revenue Recognition

In general, we recognize revenue when it is both realized or realizable and earned. We consider revenue to be realized or realizable and earned when the following conditions exist: the persuasive evidence of an arrangement, generally a customer contract; the services or products have been performed or delivered to the customer; the sales price is fixed or determinable within the contract; and collection is probable. More specifically, revenue from Helicopter Services is recognized based on contractual rates as the related services are performed. The charges under these contracts are generally based on a two-tier rate structure consisting of a daily or monthly fixed fee plus additional fees for each hour flown. These contracts are for varying periods and generally permit the customer to cancel the contract before the end of the term. We also provide services to customers on an “ad hoc” basis, which usually entails a shorter notice period and shorter duration. Our charges for ad hoc services are generally based on an hourly rate or a daily or monthly fixed fee plus additional fees for each hour flown. We estimate that our ad hoc services have a higher margin than other helicopter contracts. In order to offset potential increases in operating costs, our long-term contracts may provide for periodic increases in the contractual rates charged for our services. We recognize the impact of these rate increases when the criteria outlined above have been met. This generally includes written recognition from our customers that they are in agreement with the amount of the rate escalation. In addition, our standard rate structure is based on fuel costs remaining at or below a predetermined threshold. Fuel costs in excess of this threshold are generally reimbursed by the customer.

Revenue from Production Management is recognized based on contractual rates as the related services are performed. Contracts are generally evergreen with a yearly review. Each party has a thirty-day cancellation clause. The rates charged to the customer are either monthly, based on services specified in the contract, or hourly if outside the scope of the contract. Typically hourly rates are charged for services provided beyond the basic level contemplated in the contract. Services provided include personnel and transportation. Any escalation in rates is agreed to in writing by the customer. With respect to both our Helicopter Services and Production Management Services segments, cost reimbursements from customers are recorded as revenue.

  Pension Benefits

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets, discount rates, compensation increases and employee turnover rates. We evaluate our assumptions periodically and make adjustments to these assumptions and the recorded liabilities as necessary.

Two of the most critical assumptions are the expected long-term rate of return on plan assets and the assumed discount rate. We evaluate our assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by our third-party investment advisor utilizing the asset allocation classes held by the plan’s portfolios. We utilize a Sterling denominated AA corporate bond index as a basis for determining the discount rate for our U.K. plans. Changes in these and other assumptions used in the actuarial computations could impact our projected benefit obligations, pension liabilities, pension expense and other comprehensive income. We base our determination of pension expense on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over the average remaining lifetime of the plan members. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

  Allowance for Doubtful Accounts

We establish reserves for doubtful accounts on a case-by-case basis when we believe the payment of amounts owed to us is unlikely to occur. In establishing these reserves, we consider our historical experience, changes in our customer’s financial position, restrictions placed on the conversion of local currency to U.S. dollars, as well as disputes with customers regarding the application of contract provisions to our services. We derive a significant portion of our revenue from services to international oil companies and government-owned or government-controlled oil companies. Our receivables are concentrated in certain oil-producing countries. We generally do not require collateral or other security to support client receivables. If the financial condition of our clients was to deteriorate or their access to freely-convertible currency was restricted, resulting in impairment of their ability to make the required payments, additional allowances may be required. During fiscal years 2006, 2005 and 2004, we increased the allowance account through charges to expense of $1.6 million, $0.3 million and $0.4 million, respectively, and decreased the allowance for write-offs and recoveries of specifically identified uncollectible accounts by $2.9 million, $0.8 million and $1.4 million, respectively. Additionally, during fiscal year 2006, we reduced revenue for a reserve of $1.8 million against invoices billed to our unconsolidated affiliate in Mexico, which have not been recognized in our results. See discussion in Note 3 in the “Notes to Consolidated Financial Statements” and Note 2 in the “Condensed Notes to Consolidated Financial Statements” included elsewhere in this prospectus. During the first quarter fiscal year 2007 and the first quarter fiscal year 2006, we increased the allowance account through charges to expense of $0.3 million and $2.6 million, respectively, and decreased the allowance for write-offs and recoveries of specifically identified uncollectible accounts by $1.0 million and $0.2 million, respectively.

Inventory Reserve

We maintain inventory that primarily consists of spare parts to service our aircraft. We periodically review the condition and continuing usefulness of the parts to determine whether the realizable value of this inventory is lower than its book value. If our valuation of these parts is significantly lower than the book value of the parts, an additional provision may be required. During fiscal years 2006 and 2004, we increased the valuation reserve through charges to expense of $3.2 million and $0.5 million, respectively, for excess and obsolete inventory. During fiscal years 2006 and 2005, we decreased the valuation reserve for write-offs of identified obsolete and excess inventory by $0.5 million and $2.4 million, respectively. During the first quarter fiscal year 2007, we increased the valuation reserve through charges to expense of $0.8 million. No amounts were charged to expense during the first quarter fiscal year 2006. During the first quarter fiscal year 2007 and the first quarter fiscal year 2006, we decreased the valuation reserve for write-offs of obsolete and excess inventory by $5.0 million and $0.8 million, respectively.

Insurance

We are self-insured for our group medical insurance plans in the U.S. In addition, we have several medical plans covering certain non-U.S. employee groups. We must make estimates to record the expenses related to these plans. We also have workers’ compensation programs in the U.S. for work-related injuries. In addition, we have insurance for work-related injuries covering certain non-U.S. employee groups. We estimate the expenses related to the retained portion of that risk. If actual experience under any of our insurance plans is greater than our original estimates, we may have to record charges to income when we identify the risk of additional loss. Conversely, if actual costs are lower than our estimates or return premiums are larger than originally projected, we may have to record credits to income.

Contingent Liabilities

We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingent liability reserves relate primarily to potential tax assessments, litigation, personal injury claims and environmental liabilities. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required and would be recognized in the period the new information becomes known.

  Goodwill Impairment

We perform a test for impairment of our goodwill annually as of March 31. Because our business is cyclical in nature, goodwill could be significantly impaired depending on when the assessment is performed in the business cycle. The fair value of our reporting units is based on a blend of estimated discounted cash flows, publicly traded company multiples and acquisition multiples. Estimated discounted cash flows are based on projected flight hours and rates. Publicly traded company multiples and acquisition multiples are derived from information on traded shares and analysis of recent acquisitions in the marketplace, respectively, for companies with operations similar to ours. Changes in the assumptions used in the fair value calculation could result in an estimated reporting unit fair value that is below the carrying value, which may give rise to an impairment of goodwill. In addition to the annual review, we also test for impairment should an event occur or circumstances change that may indicate a reduction in the fair value of a reporting unit below its carrying value.

  Stock-Based Compensation

We have historically compensated our executives and employees through the awarding of stock-based compensation, including stock options and restricted stock units. Based on the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment,” which we adopted on April 1, 2006, we have begun to account for stock-based compensation awards in the first quarter fiscal year 2007 using a fair-value based method, resulting in compensation expense for stock option awards being recorded in our condensed consolidated statements of income. We use a Black-Scholes option pricing model to estimate the fair value of share-based awards under SFAS No. 123(R), which is the same valuation technique we previously used for pro forma disclosures under SFAS No. 123, “Accounting for Stock-Based Compensation.” The Black-Scholes option pricing model incorporates various assumptions, including the risk-free interest rate, volatility, dividend yield and the expected term of the options in order to determine the fair value of the options on the date of grant. In addition, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. Additionally, the service period over which compensation expense associated with awards of restricted stock units are recorded in our statements of income involve certain assumptions as to the expected vesting of the restricted stock units, which is based on factors relating to the future performance of our stock. As the determination of these various assumptions is subject to significant management judgment and different assumptions could result in material differences in amounts recorded in our condensed consolidated financial statements, management believes that accounting estimates related to the valuation of stock options and the service period for restricted stock units are critical estimates.

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period equal to the expected term of the option. Expected volatilities are based on historical volatility of shares of our common stock, which has not been adjusted for any expectation of future volatility given uncertainty related to the future performance of our common stock at this time. We also use historical data to estimate the expected term of the options within the option pricing model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of the options represents the period of time that the options granted are expected to be outstanding. For a detail of the assumptions used for the first quarter fiscal year 2007, see Note 6 in the “Condensed Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN No. 48 requires enterprises to evaluate tax positions using a two-step process consisting of recognition and measurement. The effects of a tax position will be recognized in the period in which the enterprise determines that it is more likely than not (defined as a more than 50% likelihood) that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of tax benefit that is greater than 50% likely of being recognized upon ultimate settlement. FIN No. 48 is effective for our fiscal year beginning on April 1, 2007. We do not believe that the adoption of this interpretation will have a material impact on our consolidated results of operations, cash flows or financial position upon adoption; however, we have not yet completed our evaluation of the impact of FIN No. 48.

Internal Review, Restatement, Governmental Investigations and Internal Control

Internal Review

In February 2005, we voluntarily advised the staff of the SEC that the Audit Committee of our board of directors had engaged special outside counsel to undertake a review of certain payments made by two of our affiliated entities in a foreign country. The review of these payments, which initially focused on Foreign Corrupt Practices Act matters, was subsequently expanded by such special outside counsel to cover operations in other countries and other issues. In connection with this review, special outside counsel to the Audit Committee retained forensic accountants. As a result of the findings of the Internal Review, our quarter ended December 31, 2004 and prior financial statements were restated. For further information on the restatements, see “— Restatement of Previously Reported Amounts.”

The SEC then notified us that it had initiated an informal inquiry and requested that we provide certain documents on a voluntary basis. The SEC thereafter advised us that the inquiry has become a formal investigation. We have responded to the SEC’s requests for documents and intend to continue to do so.

The Internal Review is complete. All known required restatements were reflected in the financial statements included in our Annual Report on Form 10-K for fiscal year 2005, and no further restatements were required in our Annual Report on Form 10-K for fiscal year 2006 or our financial statements presented in our Form 10-Q for the first quarter fiscal year 2007. As a follow-up to matters identified during the course of the Internal Review, special counsel to the Audit Committee may be called upon to undertake additional work in the future to assist in responding to inquiries from the SEC, from other governmental authorities or customers, or as follow-up to the previous work performed by such special counsel.

For additional discussion of the SEC investigation, the Internal Review, and related proceedings, see “Business — Legal Proceedings — Internal Review” included elsewhere in this prospectus.

We have communicated the Audit Committee’s conclusions with respect to the findings of the Internal Review to regulatory authorities in some, but not all, of the jurisdictions in which the relevant activities took place. We are in the process of gathering and analyzing additional information related to these matters, and expect to disclose the Audit Committee’s conclusions to regulatory authorities in other jurisdictions once this process has been completed. Such disclosure may result in legal and administrative proceedings, the institution of administrative, civil injunctive or criminal proceedings involving us and/or current or former employees, officers and/or directors who are within the jurisdictions of such authorities, the imposition of fines and other penalties, remedies and/or sanctions, including precluding us from participating in business operations in their countries. To the extent that violations of the law may have occurred in several countries in which we operate, we do not yet know whether such violations can be cured merely by the payment of fines or whether other actions may be taken against us, including requiring us to curtail our business operations in one or more such countries for a period of time. In the event that we curtail our business operations in any such country, we then may face difficulties exporting our aircraft from such country. As of June 30, 2006, the book values of our aircraft in Nigeria and the South American country where certain improper activities took place were approximately $118.3 million and $8.1 million, respectively.

We cannot predict the ultimate outcome of the SEC investigation, nor can we predict whether other applicable U.S. and foreign governmental authorities will initiate separate investigations. The outcome of the SEC investigation and any related legal and administrative proceedings could include the institution of administrative, civil injunctive or criminal proceedings involving us and/or current or former employees, officers and/or directors, the imposition of fines and other penalties, remedies and/or sanctions, modifications to business practices and compliance programs and/or referral to other governmental agencies for other appropriate actions. It is not possible to accurately predict at this time when matters relating to the SEC investigation will be completed, the final outcome of the SEC investigation, what if any actions may be taken by the SEC or by other governmental agencies in the U.S. or in foreign jurisdictions, or the effect that such actions may have on our consolidated financial statements. In addition, in view of the findings of the Internal Review, we may encounter difficulties in the future conducting business in Nigeria and a South American country, and with certain customers. It is also possible that certain of our existing contracts may be cancelled (although none have been cancelled as of the date of this prospectus) and that we may become subject to claims by third parties, possibly resulting in litigation. The matters identified in the Internal Review and their effects could have a material adverse effect on our business, financial condition and results of operations.

In connection with its conclusions regarding payroll declarations and tax payments, the Audit Committee determined on November 23, 2005, following the recommendation of our senior management, that there was a need to restate our quarter ended December 31, 2004 and prior financial statements. Such restatement was reflected in our fiscal year 2005 Annual Report. As of June 30, 2006, we have accrued an aggregate of $21.6 million for the taxes, penalties and interest attributable to underreported employee payroll, which we expect to begin paying during the quarter ending September 30, 2006. Operating income for fiscal years 2006, 2005 and 2004 included $4.3 million, $3.8 million and $4.2 million, respectively, attributable to this accrual. Operating income for the first quarter fiscal year 2006 included $0.9 million attributable to this accrual. No additional amounts were incurred during the first quarter fiscal year 2007.

As we continue to respond to the SEC investigation and other governmental authorities and take other actions relating to improper activities that have been identified in connection with the Internal Review, there can be no assurance that restatements, in addition to those reflected in our Annual Report on Form 10-K for fiscal year 2005, will not be required or that our historical financial statements included in this prospectus will not change or require further amendment. As part of its ongoing compliance review, the Company recently received evidence that foreign affiliates of the Company’s minority owned operating entity in Kazakhstan may have made improper gifts or payments to government employees. The Company has engaged an outside accounting firm to investigate this matter and such investigation is underway. The results of such investigation will be disclosed to the SEC by the Company. In addition, as we continue to focus on our compliance program, other situations involving foreign operations, similar to those matters disclosed to the SEC in February 2005 and described above, could arise that warrant further investigation and subsequent disclosures. As a result, new issues may be identified that may impact our financial statements and the scope of the restatements described in this prospectus and lead us to take other remedial actions or otherwise adversely impact us.

During fiscal years 2005 and 2006 and first quarter fiscal year 2007, we incurred approximately $2.2 million, $10.5 million and $0.1 million, respectively, in legal and other professional costs in connection with the Internal Review. We expect to incur additional costs associated with the Internal Review, which will be expensed as incurred and which could be significant in the fiscal quarters in which they are recorded.

As a result of the disclosure and remediation of a number of activities identified in the Internal Review, we may encounter difficulties conducting business in certain foreign countries and retaining and attracting additional business with certain customers. We cannot predict the extent of these difficulties;

however, our ability to continue conducting business in these countries and with these customers and through agents may be significantly impacted.

We have disclosed the activities in Nigeria identified in the Internal Review to affected customers, and one or more of these customers may seek to cancel their contracts with us. One such customer has conducted its own investigation and contract audit. We have agreed with that customer on certain actions we will take to address the findings of their audit, which in large part are steps we have taken or had already planned to take. Since our customers in Nigeria are affiliates of major international petroleum companies with whom we do business throughout the world, any actions which are taken by certain customers could have a material adverse effect on our business, financial position and results of operations, and these customers may preclude us from bidding on future business with them either locally or on a worldwide basis. In addition, applicable governmental authorities may preclude us from bidding on contracts to provide services in the countries where improper activities took place.

In connection with the Internal Review, we also have terminated our business relationship with certain agents and have taken actions to terminate business relationships with other agents. In November 2005, one of the terminated agents and his affiliated entity have commenced litigation against two of our foreign affiliated entities claiming damages of $16.3 million for breach of contract.

We may be required to indemnify certain of our agents to the extent that regulatory authorities seek to hold them responsible in connection with activities identified in the Internal Review.

In a South American country where certain improper activities took place, we are negotiating to terminate our ownership interest in the joint venture that provides us with the local ownership content necessary to meet local regulatory requirements for operating in that country. We may not be successful in our negotiations to terminate our ownership interest in the joint venture, and the outcome of such negotiations may negatively affect our ability to continue leasing our aircraft to the joint venture or other unrelated operating companies, to conduct other business in that country, or to export our aircraft and inventory from that country. We recorded an impairment charge of $1.0 million during fiscal year 2006 to reduce the recorded value of our investment in the joint venture. During fiscal years 2006 and 2005, the first quarter fiscal year 2007 and the first quarter fiscal year 2006, we derived approximately $8.0 million, $10.2 million, $2.0 million and $2.0 million, respectively, of leasing and other revenues from this joint venture, of which $4.0 million, $3.2 million, $0.9 million and $1.3 million, respectively, was paid by us to a third party for the use of the aircraft. In addition, during fiscal year 2005, approximately $0.3 million of dividend income was derived from this joint venture. No dividend income was derived from this joint venture during the first quarter fiscal year 2007.

Without a joint venture partner, we will be unable to maintain an operating license and our future activities in that country may be limited to leasing our aircraft to unrelated operating companies. Our joint venture partners and agents are typically influential members of the local business community and instrumental in aiding us in obtaining contracts and managing our affairs in the local country. As a result of terminating these relationships, our ability to continue conducting business in these countries where the improper activities took place may be negatively affected.

Many of the improper actions identified in the Internal Review resulted in decreasing the costs incurred by us in performing our services. The remedial actions we are taking have resulted in an increase in these costs and, if we cannot raise our prices simultaneously and to the same extent as our increased costs, our operating income will decrease.

In addition, we face legal actions relating to the remedial actions which we have taken as a result of the Internal Review, and may face further legal action of this type in the future. In November 2005, two of our consolidated foreign affiliates were named in a lawsuit filed with the High Court of Lagos State, Nigeria by Mr. Benneth Osita Onwubalili and his affiliated company, Kensit Nigeria Limited, which allegedly acted as agents of our affiliates in Nigeria. The claimants allege that an agreement between the parties was terminated without justification and seek damages of $16.3 million. We have responded to this claim and are continuing to investigate this matter.

Restatement of Previously Reported Amounts

As a result of the Internal Review findings discussed above, we restated our previously issued quarter ended December 31, 2004 and prior historical financial statements to accrue for payroll taxes, penalties and interest attributable to underreported employee payroll. In connection with this matter, our consolidated statements of income, as restated, reflect reductions in operating income of $4.2 million and $3.2 million for fiscal years 2004 and 2003, respectively, and $4.6 million for earlier fiscal years from previously reported amounts. In addition, our consolidated statements of income, as restated, reflect reductions in operating income of $3.8 million for fiscal year 2005 from the amount announced prior to the restatement.

In 2005, our management separately determined that we were not reporting reimbursements received from our customers for costs incurred on their behalf in accordance with United States generally accepted accounting principles (“GAAP”). Our customers reimburse us for certain costs incurred on their behalf, which had historically been recorded by offsetting such amounts against the related expenses. In addition, our management determined that we did not properly record expenses related to severance benefits for certain employees of a foreign subsidiary and we did not properly record expenses related to payroll taxes incurred by one of our foreign subsidiaries. In accordance with GAAP, we restated our historical financial statements for fiscal years 2004 and 2003 to reflect such reimbursement as an increase in revenue and a corresponding increase in expense, and we increased direct costs to reflect the severance obligation and payroll taxes in the applicable periods. With respect to customer reimbursements, operating revenues and direct costs were increased $53.4 million and $46.4 million for fiscal years 2004 and 2003, respectively, from amounts reported prior to the restatement, with no impact on income from operations or net income. With respect to the severance benefits and payroll taxes, direct costs were increased by $0.5 million and $0.2 million in fiscal years 2004 and 2003, respectively. For all three items, operating revenues were increased $55.3 million and direct costs were increased by $56.3 million from the previously announced amount for fiscal year 2005. Amounts for the fourth quarter of fiscal year 2005 were not audited or filed with the SEC prior to the restatement, but had been announced. Amounts for the first three fiscal quarters in that year had been filed prior to the restatement.

The restatement of previously reported amounts to reflect these adjustments was reported in our Annual Report on Form 10-K for fiscal year 2005.

  Internal Control Matters

  Material Weaknesses Reported for Fiscal years 2006 and 2005

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness in internal control over financial reporting is defined by Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 2 as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our management identified certain material weaknesses in our internal control over financial reporting as of March 31, 2005. Specifically, management concluded that: certain of our former senior management and other management personnel failed to establish or adhere to appropriate internal controls related to our control environment and that former management failed to establish and act with appropriate integrity and ethical values; we did not have sufficient technical expertise to address or establish adequate policies and procedures associated with accounting matters; and we did not have sufficient technical tax expertise to establish and maintain adequate policies and procedures associated with the operations of certain complex tax structures. As a result of these material weaknesses, we restated our historical financial statements for fiscal years 2004 and 2003 to accrue for payroll taxes, penalties and interest attributable to underreported employee payroll and to report certain reimbursements received from our customers for costs incurred on their behalf in accordance with GAAP. “— Management’s Response to Material Weaknesses” discusses the actions taken in fiscal year 2006 with respect to each of these weaknesses including actions to fully remediate the first of these material weaknesses.

Our management has identified, and the report on management’s report on internal control over financial reporting of KPMG LLP confirmed the presence of, the material weaknesses in our internal controls over financial reporting as of March 31, 2006 discussed below.

As of March 31, 2006, our management assessed the effectiveness of our internal control over financial reporting. Based on this assessment, management concluded that, as of March 31, 2006, we did not maintain effective internal control over financial reporting because of material weaknesses described below:

•	We did not have sufficient technical expertise to address or establish adequate policies and procedures associated with accounting matters. In addition, we did not maintain policies and procedures to ensure adequate management review of the information supporting the financial statements.

•	We did not have sufficient technical tax expertise to establish and maintain adequate policies and procedures associated with the operation of certain complex tax structures. As a result, we failed to establish proper procedures to ensure the actions required to enable us to realize the benefits of these structures as previously recognized in our financial statements were performed.

Each of these material weaknesses resulted in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

  Management’s Response to Material Weaknesses

As a result of the material weaknesses discussed above, we made the following improvements in controls during fiscal year 2006 and the first quarter fiscal year 2007:

•	The overall tone at the top of the organization including the board of directors, Chief Executive Officer and senior management was changed to establish a culture of integrity and compliance. These values are not only communicated in writing and verbally, but also demonstrated in appropriate decisions even when those decisions have negative commercial consequence.

•	Personnel enhancements:

•	Former senior management and other management personnel were terminated or required to resign;

•	New members of senior and financial management with significant technical expertise as well as experience related to compliance and corporate governance were retained. We hired our current Chief Financial Officer, who has 23 years of compliance, accounting and financial reporting experience. Most recently, we hired our Vice President, General Counsel and Corporate Secretary, who has 27 years of compliance and corporate legal experience;

•	The corporate finance group was expanded to provide more comprehensive review and monitoring of accounting, reporting, planning and control assessment functions;

•	Functional reporting lines of field accounting personnel were realigned to report directly to the corporate accounting function and not through operations management; and

•	The internal audit staff was expanded to deepen its capabilities in the information technology area and provide more coverage of our operations including the compliance program.

•	A comprehensive compliance program was adopted and implemented, including the introduction and dissemination of a new Code of Business Integrity to all employees and included the following:

•	A position for a Chief Compliance Officer with primary responsibility to administer and set compliance policy and report to the Chief Executive Officer and board of directors on matters concerning legal and ethical compliance;

•	A zero tolerance policy with respect to improper payments, including those prohibited by FCPA;

•	Mandatory employee and director participation in company-wide business integrity training;

•	Online training of employees and one-day compliance seminars with over 300 of our top management;

•	Strict requirements on engaging or conducting business through intermediaries, including affiliates, partners and agents;

•	Communication of our compliance standards to our affiliates and certification by non-employees of compliance with those standards;

•	Membership in a non-profit organization that specializes in anti-bribery due diligence reviews and compliance training for international commercial intermediaries;

•	An enhanced “Whistleblower” hotline;

•	Formal annual compliance certifications by our top 130 managers and quarterly certifications from approximately 35 managers;

•	Pre-approval and review of gifts and charitable contributions;

•	Quarterly management compliance committee meetings;

•	Quarterly compliance reporting to the Audit Committee of the board of directors; and

•	Compliance treated as an important component of management’s evaluation for annual incentive compensation.

•	We developed a number of financial policies related to the application of GAAP and other accounting procedures, which we expect to implement in the near term.

•	Clear corporate policies were established and communicated related to employee expenses, delegation of authority, revenue recognition and customer billings.

•	Management of our tax structure was improved to comply with its intended design. Further, in the first quarter fiscal year 2007, we completed our evaluation of our prior tax structures and the operation of those structures, which allowed us to begin the self-reporting process for underpaid payroll taxes in various jurisdictions.

•	We terminated our relationships with agents in certain countries in which compliance violations had been identified.

Management believes that once the above changes have been operating for a sufficient period of time, the material weaknesses identified above will be remediated.

Document Subpoena from U.S. Department of Justice

On June 15, 2005, we issued a press release disclosing that one of our subsidiaries had received a document subpoena from the DOJ. The subpoena relates to a grand jury investigation of potential antitrust violations among providers of helicopter transportation services in the U.S. Gulf of Mexico. The subpoena focused on activities during the period from January 1, 2000 to June 13, 2005. We believe we have submitted to the DOJ substantially all documents responsive to the subpoena; however, our ability to review this matter internally has been somewhat impacted by the fact that certain of our former officers covered by the investigation are no longer with our company. We have had discussions with the DOJ and provided documents related to our operations in the United States as well as internationally. We intend to continue to provide additional information as required by the DOJ in connection with the investigation. There is no assurance that, after review of any information furnished by us or by third parties, the DOJ will not ultimately conclude that violations of U.S. antitrust laws have occurred. The period of time necessary to resolve the DOJ investigation is uncertain, and this matter could require significant management and financial resources that could otherwise be devoted to the operation of our business.

The outcome of the DOJ investigation and any related legal proceedings in other countries could include civil injunctive or criminal proceedings involving us or our current or former officers, directors or employees, the imposition of fines and other penalties, remedies and/or sanctions, including potential disbarments, and referrals to other governmental agencies. In addition, in cases where anti-competitive conduct is found by the government, there is a greater likelihood for civil litigation to be brought by third parties seeking recovery. Any such civil litigation could have serious consequences for our company, including the costs of the litigation and potential orders to pay restitution or other damages or penalties, including potentially treble damages, to any parties that were determined to be injured as a result of any impermissible anti-competitive conduct. Any of these adverse consequences could have a material adverse effect on our business, financial condition and results of operations. The DOJ investigation, any related proceedings in other countries and any third-party litigation, as well as any negative outcome that may result from the investigation, proceedings or litigation, could also negatively impact our relationships with customers and our ability to generate revenue.

In connection with this matter, we incurred $2.6 million and $0.6 million in legal and other professional fees in fiscal year 2006 and the first quarter fiscal year 2007, respectively, and significant expenditures may continue to be incurred in the future. For additional information regarding the DOJ investigation, see “Risk Factors — The DOJ investigation could result in criminal proceedings and the imposition of fines and penalties” and “Business — Legal Proceedings — Document Subpoena from U.S. Department of Justice” included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We may be exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. This risk arises primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in foreign currency exchange rates, credit risk, and interest rates as discussed below.

Foreign Currency Risk

Foreign currency transaction gains and losses result from the effect of changes in exchange rates on transactions denominated in currencies other than a company’s functional currency, including transactions between consolidated companies. An exception is made where an intercompany loan or advance is deemed to be of a long-term investment nature, in which instance the foreign currency transaction gains and losses are included with cumulative translation gains and losses and are reported in stockholders’ investment as accumulated other comprehensive gains or losses. Translation adjustments, which are reported in accumulated other comprehensive gains or losses, are the result of translating a foreign entity’s financial statements from its functional currency to U.S. dollars, our reporting currency. Balance sheet information is presented based on the exchange rate as of the balance sheet date, and income statement information is presented based on the average conversion rate for the period. The various components of equity are presented at their historical average exchange rates. The resulting difference after applying the different exchange rates is the cumulative translation adjustment. The functional currency of Bristow Aviation, one of our consolidated subsidiaries, is the British pound sterling.

As a result of the change in exchange rates during fiscal year 2005 and the first quarter fiscal year 2007, we recorded foreign currency transaction losses of $1.3 million and $4.8 million, respectively, in each case primarily related to the British pound sterling, compared to foreign currency transaction gains of approximately $5.4 million and $2.8 million during fiscal year 2006 and the first quarter fiscal year 2006, respectively. These gains and losses arose primarily as a result of U.S. dollar-denominated transactions entered into by Bristow Aviation whose functional currency is the British pound sterling and included cash and cash equivalents held in U.S. dollar-denominated accounts, U.S. dollar-denominated intercompany loans and revenues from contracts which are settled in U.S. dollars. On August 14, 2006, we entered into a derivative to mitigate our exposure to exchange rate fluctuations on our U.S. dollar-denominated balances. This derivative includes a call option on £12.9 million and a put option on $24.5 million, with a strike price of 1.895 U.S. dollars per British pound sterling, and expires on November 14, 2006. The premium we paid on this transaction was $0.4 million, which will be amortized to expense over the term of the derivative.

During the first quarter fiscal year 2007, the exchange rate (of one British pound sterling into U.S. dollars) ranged from a low of $1.74 to a high of $1.89, with an average of $1.83. As of June 30, 2006, the exchange rate was $1.85. During fiscal year 2006, the exchange rate ranged from a low of $1.71 to a high of $1.92, with an average of $1.79. As of March 31, 2006, the exchange rate was $1.74. During fiscal year 2005, the rate ranged from a low of $1.75 to a high of $1.95, with an average of $1.85. As of March 31, 2005, the exchange rate was $1.89. During fiscal year 2004, the exchange rate ranged from a low of $1.55 to a high of $1.90, with an average of $1.70. As of March 31, 2004, the exchange rate was $1.84. Approximately 41%, 32%, 36%, 36% and 39% of our gross revenue for the first quarter fiscal year 2007, the first quarter fiscal year 2006, and fiscal years 2006, 2005 and 2004, respectively, was translated for financial reporting purposes from British pounds sterling into U.S. dollars. Beginning in July 2006, we reduced a portion of Bristow Aviation’s U.S. dollar-denominated balances, and we expect to take other actions in the near term to further mitigate this foreign exchange exposure.

We occasionally use off-balance sheet hedging instruments to manage risks associated with our operating activities conducted in foreign currencies. In limited circumstances and when considered appropriate, we will use forward exchange contracts to hedge anticipated transactions. We have historically used these instruments primarily in the buying and selling of spare parts, maintenance services and equipment. As of June 30, 2006, we did not have any nominal forward exchange contracts outstanding. As discussed above, in August 2006 we entered into a derivative to mitigate our exposure to fluctuations in the British pound sterling to U.S. dollar.

A hypothetical 10% decrease in the value of all our foreign currencies relative to the U.S. dollar as of June 30, 2006 would result in a $8.0 million decrease in the fair value of our net monetary assets denominated in currencies other than U.S. dollars.

Credit Risk

The market for our services and products is primarily the offshore energy industry, and our customers consist primarily of major integrated international oil companies and independent oil and gas producers. We perform ongoing credit evaluations of our customers and have not historically required material collateral. We maintain reserves for potential credit losses, and such losses have been within management’s expectations.

Cash equivalents, which consist of funds invested in highly-liquid debt instruments with original maturities of 90 days or less, are held by major banks or investment firms, and we believe that credit risk in these instruments is minimal.

Interest Rate Risk

As of June 30, 2006, we have $261.5 million of debt outstanding, none of which carries a variable rate of interest. However, the market value of our fixed rate debt fluctuates with changes in interest rates. The fair value of our fixed rate long-term debt is estimated based on quoted market prices or prices quoted from third-party financial institutions. The estimated fair value of our total debt as of June 30, 2006 and March 31, 2006 and 2005 was $245.4 million, $252.6 million and $255.2 million, respectively, based on quoted market prices for the publicly listed Senior Notes.

If prevailing market interest rates had been 1% higher as of June 30, 2006, and all other factors affecting our debt remained the same, the fair value of our Senior Notes would have decreased by $11.4 million or 5.3%.

Borrowings under our Credit Facilities bear interest at an interest rate equal to, at our option, either the Base Rate or LIBOR (or EURIBO, in the case of Euro-denominated borrowings) plus the applicable margin. “Base Rate” means the higher of (1) the prime rate and (2) the Federal Funds rate plus 0.5% per annum. The applicable margin for borrowings range from 0.0% and 2.5% depending on whether the Base Rate or LIBOR is used, and is determined based on our credit rating. Fees owed on letters of credit issued under either the revolving credit facility or the letter of credit facility are equal to the margin for LIBOR borrowings. Based on our current ratings, the margins on Base Rate and LIBOR borrowings are 0.0% and 1.25%, respectively. As of the date of filing this prospectus, there are no amounts drawn under the Credit Facilities.

BUSINESS

Overview

We are the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated. We are one of two helicopter service providers to the offshore energy industry with global operations. We have major operations in the U.S. Gulf of Mexico and the North Sea, and operations in most of the other major offshore oil and gas producing regions of the world, including Alaska, Australia, Brazil, China, Mexico, Nigeria, Russia and Trinidad. We have a long history in the helicopter service industry, with our two principal legacy companies, Bristow Helicopters Ltd. and Offshore Logistics, having been founded in 1955 and 1969, respectively.

We provide helicopter services to a broad base of major, independent, international and national energy companies. Customers charter our helicopters to transport personnel between onshore bases and offshore platforms, drilling rigs and installations. A majority of our helicopter revenue is attributable to oil and gas production activities, which have historically provided a more stable source of revenue than exploration and development related activities. As of June 30, 2006, we operated 333 aircraft (including 311 owned aircraft, 22 leased aircraft and five aircraft held for sale), and our unconsolidated affiliates operated an additional 147 aircraft (excluding those aircraft leased from us). In fiscal year 2006, our Helicopter Services segment contributed approximately 91% of our operating revenue.

We are also a leading provider of production management services for oil and gas production facilities in the U.S. Gulf of Mexico. Our services include furnishing specialized production operations personnel, engineering services, production operating services, paramedic services and providing marine and helicopter transportation of personnel and supplies between onshore bases and offshore facilities. In connection with these activities, our Production Management Services segment uses our helicopter services. We also handle regulatory and production reporting for some of our customers. As of June 30, 2006, we managed or had personnel assigned to 315 production facilities in the U.S. Gulf of Mexico.

Changes at Our Company

While remaining committed to maintaining profitable growth and a flexible capital structure, we completed a series of changes in fiscal years 2005 and 2006 to better integrate our global operations among previously independently managed businesses and to improve various other aspects of our operations. We believe that these changes will allow us to capitalize on our strengths and the current strong levels of demand for our services, and position our company as the preferred provider of helicopter services to the offshore energy industry. These changes have included:

•	New Management — Nine of the twelve members of our senior management have joined the company since July 2004. This management team is very experienced in the energy services industry and in operating multinational businesses and has brought an entirely new tone at the top of the company.

•	New Corporate Functions — We have created six new corporate functions (business development, compliance, legal, quality and safety, treasury and supply chain), some of which had historically been performed on a local or divisional basis. These new functions have brought the organization together as one global team.

•	New Culture — The entire culture of the company has changed over the past two years by operating as one organization focused on common goals and objectives and guided by common corporate values, including safety, quality, integrity and profitability. These values are measured by key performance indicators (such as compliance, safety and financial performance), which are the basis for compensating the top approximately 140 managers in the company.

•	ROCE — We use return on capital employed (“ROCE”) as one of our key performance indicators, which balances our focus on profitability with the investment required to produce that profit. Our shift in focus from operating income to ROCE has established a disciplined approach to asset allocation decisions based on risk adjusted financial returns and begun to improve our margins.

•	Global Fleet Management — We manage our aircraft fleet globally based on where we can achieve the highest ROCE, while considering customer, employee and community responsibilities. In making decisions on where and which markets to operate our aircraft, we consider risk factors by requiring higher levels of ROCE in response to political, operating, market or other types of risk. Global fleet management focuses on global, not just local, market demand, and results in higher margins and better asset allocation decisions.

•	Common Standards for Quality and Safety — We have instituted specific, company-wide processes to globalize our industry-leading quality and safety technologies and practices. These processes allow us to provide our customers in all markets with consistent, high-quality, safe service, which we believe gives us a competitive advantage over our regional competitors.

•	Geographic Business Units — We have structured our new business units based on geographic location. Managers of these business units have operational control to optimize the assets deployed within their region.

•	Customer Relationships — We have implemented procedures to maintain and enhance relationships with our customers’ corporate management, in addition to our existing relationships with local management. We believe these relationships help us to better understand and respond to our customers’ needs on a global basis.

•	Relocated Headquarters — In August 2005, we relocated our corporate headquarters to Houston, Texas, to be nearer the headquarters of many global offshore energy customers.

•	New Name — In February 2006, we rebranded our business as Bristow Group Inc. to reflect the significant changes achieved in the company and to leverage the “Bristow” brand which has broad international recognition with our customers. At the same time, we continue to use our Air Logistics and Grasso Production Management brands in the U.S. Gulf of Mexico due to the strength of these brands in that region.

Aircraft Fleet Expansion

In response to significant demand for our helicopter services, we are expanding our fleet of aircraft. As of June 30, 2006, we had 51 aircraft on order and options to acquire an additional 37 aircraft. The additional aircraft on order are expected to provide incremental fleet capacity, with only a small number of our existing aircraft expected to be replaced with the new aircraft. We expect that these additional aircraft on order will increase our total number of aircraft by 15% assuming no aircraft are replaced, but will provide an even larger increase in our passenger transportation capacity and corresponding revenue due to the size of the new aircraft. All of the aircraft under option and 48 of the 51 aircraft on order are large- or medium-sized aircraft, as compared with our existing fleet, of which about half are large- or medium-sized aircraft.

Of the aircraft on order, 25 are expected to be delivered during the last nine months in fiscal year 2007. All of these 25 aircraft have been dedicated to customers for specific projects, including 18 under signed contracts. During fiscal year 2006 and first quarter fiscal year 2007, we spent $141 million and $44 million, respectively, on aircraft acquisitions. We expect to spend an additional $395 million to acquire the aircraft that were on order as of June 30, 2006, including $211 million in the last nine months of fiscal year 2007.

Our options to acquire additional aircraft consist of options for 13 large aircraft and 24 medium-sized aircraft. Options for five large aircraft expire on September 30, 2006. We anticipate that the total purchase price for all of the aircraft under option as of June 30, 2006 will be $448 million if we exercise all of these options. Upon completion of this offering, we plan to exercise options to acquire additional large aircraft, including the options for five large aircraft that expire on September 30, 2006.

The chart below presents (1) the number of helicopters in our fleet (comprised of 311 owned aircraft, 22 leased aircraft and five aircraft held for sale) and their distribution among the business units of our Helicopter Services segment as of June 30, 2006; (2) the number of helicopters which we had on order or under option as of June 30, 2006; and (3) the percentage of gross revenues which each of our segments and business units provided during fiscal year 2006. For additional information regarding our commitments and options to acquire aircraft, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Future Capital Requirements — Capital Commitments” included elsewhere in this prospectus.

	Aircraft in Fleet					Percentage of
	Helicopters					Fiscal Year 2006
	Small	Medium	Large	Fixed Wing	Total	Revenues

Helicopter Services
North America	137	26	5	1	169	26%
South and Central America	2	31	1	—	34	6%
Europe	1	6	31	—	38	31%
West Africa	11	32	2	6	51	14%
Southeast Asia	2	5	9	—	16	8%
Other International	—	8	9	3	20	4%
EH Centralized Operations	—	—	5	—	5	2%
Production Management						9%

Total	153	108	62	10	333	100%

Aircraft not currently in fleet
On order	3	41	7	—	51
Under option	—	24	13	—	37

We expect that the additional aircraft on order and any aircraft we acquire pursuant to options will generally be deployed evenly across our global business units, but with a bias towards those units where we expect higher growth, such as our Other International and Southeast Asia units.

Our Industry

Increased Demand for Helicopter Services.  We are currently experiencing significant demand for our helicopter services and, in certain of our markets (particularly the U.S. Gulf of Mexico), we are unable to meet the full demand and have been forced to decline customer orders. Based on our current contract level and discussions with our customers about their needs for aircraft related to their oil and gas production and exploration plans, we anticipate the demand for helicopter services will continue at a very high level for the near term. Further, based on the projects planned by our customers in the markets in which we currently operate, we anticipate global demand for our services will grow in the long term and exceed the supply of aircraft we and our competitors currently have in our fleets and on order. In addition, this high level of demand has allowed us to increase the rates we charge for our services over the past several years.

Limited Aircraft Supply.  Currently, helicopter manufacturers are indicating very limited supply availability during the next two years. We expect that this tightness in aircraft availability from the manufacturers and the lack of suitable aircraft in the secondary market, coupled with the increase in demand for helicopter services, should create market conditions conducive for us to increase the rates we charge for our services. We believe that our recent aircraft acquisitions and commitments position us to benefit from the current market conditions and to deploy new aircraft on order or under option at these favorable rates and contract terms.

Aircraft Resale Market.  Unlike equipment in most sectors of the energy services industry, helicopters can be used in a number of applications in addition to the offshore energy industry. Aircraft have applications in numerous other markets, including air medical, tourism, firefighting, corporate transportation, traffic monitoring, police and military. Accordingly, we are able to sell used aircraft into these other markets which are not typically affected by the same economic drivers as the offshore energy industry. Our experience has been that the after market is relatively liquid given the significant number of helicopters in use in these other industries globally. Helicopters generally retain a high portion of their original value as a substantial portion of a helicopter’s value resides in its dynamic components, such as rotors and engines, which are periodically overhauled, replaced or upgraded. In addition, these other markets place demand on aircraft supply which tends to support relatively stable values. We believe that the availability of these markets will permit us to rationalize our asset base if there is a decline in demand for our helicopter services.

Classes of Helicopters.  Helicopters are generally classified as small (four to seven passengers), medium (12 to 13 passengers) and large helicopters (18 to 25 passengers), each of which serves a different transportation need of the offshore energy industry. Small helicopters are generally used for daytime flights on shorter routes and to reach production facilities that cannot accommodate medium and large helicopters. With more than 4,000 active production facilities, many of which are unable to accommodate medium or large helicopters, the U.S. Gulf of Mexico is a significant market for helicopters of this type. Medium and large helicopters, which can fly in a wider variety of operating conditions and over longer distances and carry larger payloads than small helicopters, are most commonly used for crew changes on large offshore production facilities and drilling rigs. With their ability to carry greater payloads, travel greater distances and move at higher speeds, medium and large helicopters are preferred in international markets, where the offshore facilities tend to be larger, the drilling locations tend to be more remote and the onshore infrastructure tends to be more limited.

Our Strengths

We believe that we possess a number of strengths, including:

•	We have a global footprint. We operate in 21 countries and have the largest fleet of helicopters serving the offshore energy market in the world. We have the largest fleet in the U.S. Gulf of Mexico and also have a strong market position in other key markets, including the North Sea and Nigeria. This global footprint allows us to provide our global offshore energy customers with consistent, high-quality service, reduces our exposure to any one market and provides us with flexibility in deploying our aircraft to the most attractive markets.

•	We have a record of safe operations and operate a modern, well-maintained fleet. We provide a safe, reliable service to our customers. Both our helicopter and production management services segments have strong records of safety performance, including fewer accidents per 100,000 flight hours over the past five years than the industry average for the U.S. Gulf of Mexico and the North Sea. We continuously maintain and improve the quality of the equipment that we operate and apply state-of-the-art safety technologies across our global organization. In the U.S. Gulf of Mexico, through our Air Logistics subsidiary, we have made substantial safety improvements in the past five years, including equipment related as well as behavior related improvements such as a pre-flight risk matrix and increased operational oversight. The pre-flight risk matrix was so effective that the U.S. FAA now requires its use in the air medical industry. We have also instituted increased operational oversight under which supervisory pilot approval is required for flights in harsh weather conditions. In the North Sea, through our Bristow Aviation subsidiary, we use sophisticated safety technology, such as Health Usage Monitoring System (“HUMS”) to monitor the aircraft performance and Helicopter Operational Monitoring Program (“HOMP”) to monitor pilot performance. These safety advances are applied to our global organization and monitored through our safety reporting database and quality management program. We have harmonized and improved processes for risk assessments and safety cases. We also have a program (FOCUS) which emphasizes continuous safety improvement in our ground operations.

As of June 30, 2006, the average age of the helicopters in our consolidated fleet was approximately 16 years. The average age of our fleet has been reduced with the addition of 21 new aircraft in fiscal year 2006, and will be further reduced with the expected addition of 27 new aircraft in fiscal year 2007 and the periodic retirement of older aircraft. At predetermined hour intervals of operation, each aircraft is completely disassembled (including the seats, rotors, engines, drives, electronics and wires) and rebuilt. We maintain global electronic maintenance records, which track the flight hour use of each major aircraft component and allows us to ensure scheduled aircraft maintenance and efficient availability of spare parts. This process maintains each helicopter in excellent operating condition and extends its useful life. Our extensive maintenance practices allow us to safely operate aircraft that are almost 30 years old.

•	We have strong, long-term relationships with our customers. We have strong, long-term relationships with our major customers, which include major, independent, international and national energy companies. We are the largest provider of helicopter services, by revenue, for the Shell Companies and the BP Group companies. In addition, we have entered a global agreement with ConocoPhillips that provides for information sharing regarding future aircraft requirements, coordination of our respective operations and business volume discount arrangements. Our close relationships with these companies have allowed us to expand our aircraft fleet to meet customer needs and may present us with additional opportunities where our customers operate. We have a history of providing commercially and operationally competitive value and safe, reliable services to these customers and have recently begun to manage and improve the corporate level relationships with our customers, which provides us better insight into long-term demand and geographic needs of our multinational customers.

•	We have a history of revenue and profit growth. We have a history of consistent revenue growth, including 9% compounded annual growth over the past four fiscal years and 14% in the most recent fiscal year, and 22% in the first quarter fiscal year 2007. Our growth has translated into increases in net income of 8% compounded annually over the past four fiscal years. The majority of our revenue is attributable to production activity. The ongoing nature of production work makes it less volatile than exploration and development work, which is more reactive to changes or expected changes in commodity prices. Accordingly, we have a more stable revenue base and experience less volatility than other sectors of the energy services industry. In addition, most of our contracts provide that the customer will reimburse us for cost increases associated with the contract, including fuel cost increases.

•	We have the financial flexibility to pursue growth. Our balance-sheet debt as a percentage of total capital was 31% at June 30, 2006, and we had $109.6 million of cash on hand. We have an un-drawn $100 million revolving credit facility and $20.9 million available under a $25 million letter of credit facility as of the date of this prospectus. We believe that this capital structure provides us with the financial flexibility to pursue opportunities to grow our business, including through the aircraft fleet expansion program described above.

•	We have an experienced management team and a new culture. Our management team is composed of the approximately 140 managers, including representatives from all our business units and significant locations. These managers have extensive experience in the energy services industry and helicopter services sector. We train each of these managers on our corporate values, including safety, quality, integrity and profitability. In addition, we evaluate our managers’ performance using key performance indicators which directly link to those values. For example, if a manager is involved in a compliance violation, no incentive compensation (bonus) is paid to that person, and he or she is subject to termination. In addition, 20% of their incentive compensation is based on safety performance. Accordingly, if a fatal accident occurs in a location, the managers of that location, the related business unit, division and corporate receive no safety bonus that year, irrespective of the level of their personal involvement with the accident. Also, each member of the management team submits an annual certification of compliance with our code of business integrity. Our senior management team is composed of twelve managers with extensive experience in the energy services industry, and includes several pilots. These executives have an average of 30 years of experience. In addition to the annual compliance certification, these executives and another approximately 30 mid-level managers sign quarterly reporting certifications.

Our Strategy

Our goal is to advance our position as the leading helicopter services provider to the offshore energy industry. We intend to employ the following strategies to achieve this goal:

•	Strategically position our company as the preferred provider of helicopter services. We position our company as the preferred provider of helicopter services by maintaining strong relationships with our customers and providing high-quality service. We focus on maintaining relationships with both our customers’ local and corporate management. We believe that this focus helps us to provide our customers with the right aircraft in the right place at the right time and to better anticipate customer needs, which in turn allows us to better manage our fleet. We also leverage our close relationships with our customers to establish mutually beneficial operating practices and safety standards worldwide. By applying standard operating and safety practices across our global operations, we are able to provide our customers with consistent, high-quality service in each of their areas of operation. By better understanding our customers’ needs and by virtue of our global operations and safety standards, we have effectively competed against other helicopter service providers based on customer service, safety and reliability, and not just price.

•	Integrate our operations. We have recently completed a number of changes in our business to integrate our global organization, and we intend to continue to identify and implement further integration opportunities. These changes are discussed under “— Overview — Changes at Our Company — Recent Changes,” and include changes in our senior management team, the integration of our operations among previously independently managed businesses, improvements in global asset allocation and other changes in our corporate operations. We anticipate that these improvements will result in revenue growth, and may also generate cost savings.

•	Grow our business internationally. We plan to grow our business in most of the markets in which we operate. We expect this growth to be particularly strong in international markets outside our three largest markets (U.S. Gulf of Mexico, North Sea and Nigeria), which represented 71% of our fiscal 2006 revenues. Although we have a footprint in most major oil and gas producing regions of the world, we have the opportunity to expand and deepen our presence in many of these markets, for example the Middle East and Southeast Asia. We anticipate this growth to result primarily from the deployment of new aircraft into markets where we expect they will be most profitably employed, as well as by executing opportunistic acquisitions. Our acquisition-related growth may include increasing our role and participation with existing unconsolidated affiliates and may include increasing our position in existing markets or expanding into new markets.

Upon completion of this offering, we plan to exercise options to acquire additional aircraft, including the options for five large aircraft that expire on September 30, 2006 for a purchase price of approximately $98.8 million. Consistent with our desire to maintain a conservative use of leverage to fund growth, we are raising capital through the sale of equity securities in this offering. We have options to acquire an additional eight large aircraft and an additional 24 medium aircraft. Depending on market conditions, we may exercise these additional options to acquire aircraft or elect to expand our business through acquisition, including acquisitions under consideration or negotiation. These strategic decisions would require us to access additional sources of capital. Our decision to use equity, debt or a combination of the two would depend on our financial position and market conditions at that time, but we currently expect to use debt financing.

Helicopter Services

  Overview

Our customers charter our helicopters to transport personnel from onshore bases to offshore drilling rigs, platforms and other installations. To a lesser extent, customers also charter our helicopters to transport time-sensitive equipment to these offshore locations. We classify our helicopter fleet into three categories: small, medium and large. Small helicopters hold four to seven passengers and are better suited for support of production management activities and for daytime flights and shorter routes. With more than 4,000 active production facilities, many of which are unable to accommodate medium or large helicopters, the U.S. Gulf of Mexico is a significant market for helicopters of this type. Medium helicopters hold up to 13 passengers and are the most versatile aircraft in our fleet. Generally, they are equipped to fly in a variety of different operating conditions and are capable of flying longer distances and carrying larger payloads than small helicopters. Similarly, large helicopters, which can hold up to 25 passengers, are generally equipped to fly in a variety of conditions including harsh weather conditions, carry larger payloads and fly longer distances. Medium and large helicopters are most commonly used for crew changes on large offshore production facilities and drilling rigs. With their ability to carry greater payloads, travel greater distances and move at higher speeds, medium and large helicopters are preferred in international markets, where the offshore facilities tend to be larger, the drilling locations tend to be more remote and the onshore infrastructure tends to be more limited. As a result of the greater distances offshore, demand for medium and large helicopters is also driven by drilling, development and production activity levels in deepwater locations throughout the world.

We are able to deploy our aircraft to the regions with the greatest demand, subject to the satisfaction of local governmental regulations. There are also additional markets for helicopter services beyond the offshore energy industry, including air medical, tourism, firefighting, corporate transportation, traffic monitoring, police and military. Markets which we do not serve include agricultural support and general aviation activities. The existence of these alternative markets enables us to better manage our helicopter fleet by providing potential purchasers for our excess aircraft during times of reduced demand in the offshore energy industry.

We also have technical services operations that provide helicopter repair and overhaul services, engineering and design services, technical manpower support and transmission testing from facilities located in the U.S. and U.K. While a portion of this work is performed on our own aircraft, some of these services are performed for third parties.

Most countries in which we operate limit foreign ownership of aviation companies. To comply with these regulations and yet expand internationally, we have formed or acquired interests in numerous foreign helicopter operations. These investments typically combine a local ownership interest with our experience in providing helicopter services to the offshore energy industry. These arrangements have allowed us to expand operations while diversifying the risks and reducing the capital outlays associated with independent expansion. Because we do not own a majority of the equity or maintain voting control of these entities, we may not have the ability to control their policies, management or affairs. We refer to these entities as unconsolidated affiliates. We lease some of our aircraft to a number of these unconsolidated affiliates which in turn provide helicopter services to customers.

Our Fleet

As of June 30, 2006, the aircraft in our fleet (comprised of 311 owned aircraft, 22 leased aircraft and five aircraft held for sale), the aircraft which we expect to take delivery of in the future and the aircraft which we have the option to acquire were as follows:

	Number
		On	Under	Passenger	Speed
Type	In Fleet	Order(1)	Option(2)	Capacity	(MPH)(3)	Engine

Small Helicopters:
Bell 206L Series	76	3	—	6	115	Turbine
Bell 206B Jet Ranger	25	—	—	4	100	Turbine
Bell 407	39	—	—	6	132	Turbine
Bell 427	1	—	—	7	145	Twin Turbine
BK-117	1	—	—	7	160	Twin Turbine
BO-105	2	—	—	4	125	Twin Turbine
EC120	9	—	—	4	110	Turbine

	153	3	—

Medium Helicopters:
Bell 212	18	—	—	12	115	Twin Turbine
Bell 412	33	3	—	13	125	Twin Turbine
EC155	6	4	—	13	167	Twin Turbine
Sikorsky S-76	51	34	24	12	145	Twin Turbine

	108	41	24

Large Helicopters:
AS332L Super Puma	33	—	—	18	144	Twin Turbine
Bell 214ST	6	—	—	18	144	Twin Turbine
Sikorsky S-61	13	—	—	18	132	Twin Turbine
Sikorsky S-92	1	3	13	19	158	Twin Turbine
Mil Mi-8	7	—	—	20	138	Twin Turbine
EC225	2	4	—	25	167	Twin Turbine

	62	7	13

Other (includes fixed wing)	10	—	—

Total consolidated affiliates(4)	333	51	37

Additional aircraft operated by unconsolidated affiliates(4)	147

(1)	Represents 51 aircraft on order. Of the aircraft on order, 25 are expected to be delivered during the remaining nine months in fiscal year 2007. All of these 25 aircraft have been dedicated to customers for specific projects, including 18 under signed contracts. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Future Capital Requirements — Capital Commitments” included elsewhere in this prospectus.

(2)	Represents 37 aircraft which we have the option to acquire. If the options are exercised, we anticipate that the large aircraft would be delivered in fiscal years 2008 and 2009, while the medium aircraft would be delivered over the next five years, principally in the later portion of that period. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Future Capital Requirements — Capital Commitments” included elsewhere in this prospectus. As of June 30, 2006, options with respect to six of these aircraft were “subject to availability,” which means that the delivery time for the aircraft subject to these options will depend upon the number of manufacturing slots available at the time the option is exercised. As a result, the delivery time for these aircraft may be extended beyond those specified in the purchase agreement with the manufacturer.

(3)	Represents the approximate normal cruise speed flying at gross weight and at sea level under standard operating conditions.

(4)	We own 311 of the 333 aircraft reflected in the table above and hold the remaining 22 aircraft under operating leases. Unconsolidated affiliates leased 30 of our 333 aircraft in addition to the 147 aircraft they operate.

The following table shows the distribution of our small, medium and large aircraft among our business units as of June 30, 2006.

		South and					EH
	North	Central		West	Southeast	Other	Centralized
Type	America	America	Europe	Africa	Asia	International	Operations	Total

Small	137	2	1	11	2	—	—	153
Medium	26	31	6	32	5	8	—	108
Large	5	1	31	2	9	9	5	62
Other (includes fixed wing)	1	—	—	6	—	3	—	10

Total	169	34	38	51	16	20	5	333

Organization

In 2006, Bristow introduced a new organizational structure. Helicopter services are segmented into Western and Eastern Hemisphere divisions. The Western Hemisphere is managed from New Iberia, Louisiana. The Eastern Hemisphere is managed from Redhill, England (near London). Bristow’s Production Management Services business is managed from the company’s headquarters in Houston, Texas.

North America

As of June 30, 2006, we conducted our North America Helicopter Services operations primarily from 13 operating facilities along the U.S. Gulf of Mexico, with additional operations in Alaska. Among our strengths in the U.S. Gulf of Mexico region are our 13 operating facilities, our advanced flight-following systems and our widespread and strategically located offshore fuel stations. As of June 30, 2006, we operated 153 aircraft in the U.S. Gulf of Mexico and 16 aircraft in Alaska. During fiscal year 2006 and first quarter fiscal year 2007, our North America business unit contributed 26% and 27%, respectively, of our gross revenue. We are one of the two largest suppliers of helicopter services in the U.S. Gulf of Mexico and a major supplier in Alaska, where we fly the entire length of the Alaska pipeline. The U.S. Gulf of Mexico is a major offshore oil and gas producing region with approximately 4,000 production platforms. These platforms are typically unmanned and are serviced by our small aircraft. In fiscal year 2006, Hurricane Katrina caused a total loss of our Venice, Louisiana, shorebase facility, and Hurricane Rita severely damaged our Creole, Louisiana, base and flooded our Intracoastal City, Louisiana, base. We recorded a $0.2 million net gain ($2.8 million in probable insurance recoveries offset by $2.6 million of involuntary conversion losses) during fiscal year 2006 related to property damage to these facilities. We reopened our Intracoastal City, Louisiana, base in December 2005, our Venice, Louisiana, base in March 2006 and our Creole, Louisiana, base in April 2006.

South and Central America

We conduct our South and Central America Helicopter Services operations in Brazil, Colombia, Mexico and Trinidad. As of June 30, 2006, we operated 34 helicopters in South and Central America (seven in Brazil, three in Colombia, twelve in Mexico and twelve in Trinidad). In Brazil and Mexico, operations are conducted through affiliates in those countries, which are unconsolidated. See discussion of these arrangements below. During fiscal year 2006 and first quarter fiscal year 2007, our South and Central America business unit contributed 6% of our gross revenue.

Trinidad

We own a 40% interest in Bristow Caribbean Ltd. (“Bristow Caribbean”), a joint venture in Trinidad with a local partner (60% interest). Bristow Caribbean provides helicopter services to a customer of ours in Trinidad. As we control the significant management decisions of this entity, including the payment of dividends to our partner, we account for this entity as a consolidated subsidiary.

Mexico

We own a 49% interest in HC, which provides onshore helicopter services to the Mexican Federal Electric Commission and offshore helicopter transportation to other companies on a contract and ad hoc basis. HC owns three aircraft and leases eight aircraft from us, nine aircraft from another affiliate of ours (discussed below) and three aircraft from a third party to provide helicopter services to its customers.

We own a 49% interest in RLR which owns six aircraft and leases three aircraft from us, all of which it leases to HC.

Brazil

We own a 50% interest in Aeroleo Taxi Aereo S.A., or Aeroleo, a Brazilian corporation. Aeroleo provides offshore helicopter services primarily to the Brazilian national oil company and also serves other oil and gas companies. Aeroleo owns one aircraft and leases eight aircraft from us and two aircraft from another affiliate of ours (discussed below).

We own a 50% interest in Helicopter Leasing Associates, or HLA, a Louisiana limited liability company. HLA leases two aircraft from a third party, which it leases to Aeroleo.

Europe

Based on the number of aircraft operating, we are the second largest provider of helicopter services in the North Sea, where there are harsh weather conditions and geographically concentrated offshore facilities. The facilities in the North Sea are large and require frequent crew change flight services. We deploy the majority of our large aircraft in this region. In addition to our oil and gas helicopter services, we are the sole civil supplier of search and rescue services to Her Majesty’s Coast Guard in the U.K. As of June 30, 2006, we operated 38 aircraft in Europe. We also have an ownership interest in and lease aircraft to Norsk for use in its North Sea operations (see discussion below). During fiscal year 2006 and first quarter fiscal year 2007, our Europe business unit contributed 31% of our gross revenue.

The U.K., as do other countries in which we operate, limits foreign ownership of aviation companies. To comply with these restrictions, we own only 49% of the common stock of Bristow Aviation. In addition, we have a put/call agreement with the other two stockholders of Bristow Aviation which grants us the right to buy all of their shares of Bristow Aviation common stock (and grants them the right to require us to buy all of their shares). Under U.K. regulations, to maintain Bristow Aviation’s operating license, we would be required to find a qualified European Union owner to acquire any of the Bristow Aviation shares that we have the right or obligation to acquire under the put/call agreement. In addition to our equity investment in Bristow Aviation, we own subordinated debt issued by Bristow Aviation.

We own a 49% interest in Norsk, a Norwegian corporation that provides helicopter services in the Norwegian sector of the North Sea. Norsk operated 11 aircraft, five of which are leased from us. During the first quarter of fiscal year 2006, Norsk completed the acquisition of Lufttransport AS, a Norwegian company, and its sister company, Lufttransport AB, a Swedish company, collectively operating 28 aircraft and engaged in providing air ambulance services in Scandinavia. This brings the number of aircraft operated by Norsk and its subsidiaries to 39. In fiscal year 2006, Norsk committed to purchase three large aircraft. The company, Norsk and the other equity owner in Norsk each agreed to purchase one of the these three aircraft.

We own a 50% interest in each of FBS, FB Heliservices Limited (“FBH”), and FB Leasing Limited (“FBL”) (collectively, the “FB Entities”), U.K. corporations which principally provide pilot training, maintenance and support services to the British military under an agreement that runs through March 31, 2012. FBS and FBL own a total of 59 aircraft.

West Africa

As of June 30, 2006, we operated 51 aircraft in West Africa (all of which were operating in Nigeria). As a result of the potential cancellation by customers of their contracts with us resulting from the findings of the Internal Review (although none have been cancelled as of the date of filing this prospectus), we may experience a substantial reduction in business activity in Nigeria in future periods. During fiscal year 2006 and first quarter fiscal year 2007, our West Africa business unit contributed 14% of our gross revenue.

Southeast Asia

We conduct our Southeast Asia operations in Australia, China and Malaysia. As of June 30, 2006, we operated 16 helicopters in our Southeast Asia business unit (12 of which were operating in Australia). During fiscal year 2006 and first quarter fiscal year 2007, our Southeast Asia business unit contributed 8% of our gross revenue.

Other International

We conduct our Other International operations in Egypt, India, Kazakhstan, Mauritania, Russia and Turkmenistan. As of June 30, 2006, we operated 20 aircraft in our Other International business unit (10 of which were operating in Russia). During fiscal year 2006 and first quarter fiscal year 2007, our Other International business unit contributed 4% of our gross revenue.

In Egypt, we operate through our 25% interest in Petroleum Air Services (“PAS”), an Egyptian corporation. PAS provides helicopter and fixed wing transportation to the offshore energy industry. Additionally, spare fixed-wing capacity is chartered to tourism operators. PAS owns 36 aircraft and leases two aircraft from us.

EH Centralized Operations

Our EH Centralized Operations business unit is comprised of a helicopter leasing subsidiary (which leased five helicopters to Norsk at June 30, 2006), our technical services business, other non-flight services business in the Eastern Hemisphere and corporate level expenses for our Eastern Hemisphere businesses. These operations are managed centrally by our Eastern Hemisphere management. During fiscal year 2006 and first quarter fiscal year 2007, our EH Centralized Operations business unit contributed 2% of our gross revenue.

Our technical services portion of this business unit provides helicopter repair and overhaul services from facilities located in Redhill, England and Aberdeen, Scotland. In November 2004, we sold certain contracts within this business to FBH. Additionally, we began downsizing the remaining operations of technical services in the U.K. by ceasing to perform certain types of third-party work that had generated poor financial results during fiscal years 2004 and 2003. The remaining services include engine overhauls, engineering and design services, technical manpower support and transmission testing. While a portion of this work is performed on our own aircraft, some of these services are performed for third parties.

Customers and Contracts

The principal customers for our Helicopter Services are national and international oil and gas companies. During fiscal years 2006, 2005 and 2004, the Shell Companies accounted for 10%, 11% and 11%, respectively, of our gross revenue. No other customer accounted for 10% or more of our gross revenue during those periods. During fiscal year 2006, our top ten customers accounted for 50% of our gross revenue.

Our helicopter contracts are generally based on a two-tier rate structure consisting of a daily or monthly fixed fee plus additional fees for each hour flown. We also provide services to customers on an “ad hoc” basis, which usually entails a shorter notice period and shorter duration. Our charges for ad hoc services are generally based on an hourly rate, or a daily or monthly fixed fee plus additional fees for each hour flown. Generally, our ad hoc services have a higher margin than our other helicopter contracts due to supply and demand dynamics. In addition, our standard rate structure is based on fuel costs remaining at or below a predetermined threshold. Fuel costs in excess of this threshold are generally charged to the customer. We also derive revenue from reimbursements for third party out of pocket cost such as certain landing and navigation costs, consultant salaries, travel and accommodation costs, and dispatcher charges. The costs incurred that are rebilled to our customers are presented as reimbursable expense and the related revenue is presented as reimbursable revenue in our consolidated statements of income.

Our helicopter contracts are for varying periods and in certain cases permit the customer to cancel the charter before the end of the contract term. These contracts provide that the customer will reimburse us for cost increases associated with the contract and are cancelable by the customer with notice of generally 30 days in the U.S. Gulf of Mexico, 90 to 180 days in Europe and 90 days in West Africa. In North America, we generally enter into short-term contracts for twelve months or less, although we occasionally enter into longer-term contracts. In Europe, contracts are longer term, generally between two and five years. In South and Central America, West Africa, Southeast Asia and Other International, contract length generally ranges from three to five years. At the expiration of a contract, our customers often negotiate renewal terms with us for the next contract period. In other instances, customers solicit new bids at the expiration of a contract. Contracts are generally awarded based on a number of factors, including price, quality of service, equipment and record of safety. An incumbent operator has a competitive advantage in the bidding process based on its relationship with the customer, its knowledge of the site characteristics and its understanding of the cost structure for the operations.

Production Management Services

Overview

We are a leading independent contract operator of oil and gas production facilities in the U.S. Gulf of Mexico. As of June 30, 2006, we managed or had personnel assigned to 315 production facilities in the U.S. Gulf of Mexico. Our customers are typically independent oil and gas companies who hire us to monitor and maintain their offshore production facilities and provide other services for certain onshore facilities. When servicing offshore oil and gas production facilities, our employees normally live on the offshore facility in seven-day rotations. Our services include furnishing specialized production operations personnel, engineering services, production operating services, paramedic services and providing marine and helicopter transportation of personnel and supplies between onshore bases and offshore facilities. Our Production Management Services segment also leases helicopters from, and otherwise utilizes the services of, our Helicopter Services segment. We also handle regulatory and production reporting for some of our customers. During fiscal year 2006 and first quarter fiscal year 2007, our Production Management Services segment contributed 9% and 8%, respectively, of our gross revenue.

The production management business depends primarily on production activity levels in the U.S. offshore energy industry. Since 90% of our production management costs consist of labor and contracted transportation services, we are able to scale our operations up or down according to market conditions.

Customers and Contracts

Customers of our Production Management Services are primarily independent oil and gas companies that own oil and gas production facilities in the U.S. Gulf of Mexico but outsource production management of their facilities to companies such as our own. This practice allows these customers to focus on the exploration for and development of additional oil and gas reserves. During the fiscal years 2006, 2005 and 2004 and the first quarter fiscal year 2007, no single production management customer accounted for more than 10% of our consolidated gross revenue, although one customer did account for 46%, 38%, 28% and 24% of our segment gross revenue during fiscal years 2006, 2005 and 2004 and the first quarter fiscal year 2007, respectively. We enter into a master service agreement with each new production management customer. When work is awarded to us, the pricing agreement included in the bid submission, which details the monthly rates for contract personnel and transportation services as well as hourly rates for services provided outside the scope of the contract, becomes a part of the master service agreement with the customer. Revenue associated with transportation services and other goods and services provided by third parties is presented as reimbursable revenue as discussed under “Helicopter Services” above.

Competition

The helicopter transportation business is highly competitive throughout the world. We compete against several providers in almost all of our regions of operation. We have one competitor with a comparable number of aircraft in the U.S. Gulf of Mexico and two significant competitors in the North Sea. We believe that it is difficult for additional significant competitors to enter our industry because it requires considerable working capital, a complex system of onshore and offshore bases, personnel and operating experience. However, these requirements can be overcome with the appropriate level of customer support and commitment. In addition, while not the predominant practice, certain of our customers in the offshore energy industry have the capability to perform their own helicopter services on a limited basis should they elect to do so.

Generally, customers charter helicopters on the basis of competitive bidding. In some situations, our customers may renew or extend existing contracts without employing a competitive bid process. Contracts in our North America business unit are generally renewable on an annual or shorter basis. For our operations in the North Sea and other international locations, contracts tend to be of longer duration. While price is a key determinant in the award of a contract to a successful bidder, operational experience, safety, quality and type of equipment, customer relationship and professional reputation are also factors taken into consideration. Since certain of our customers in the offshore energy industry have the capability to perform their own helicopter services, our ability to increase charter rates may be limited under certain circumstances.

The production management business is also highly competitive. There are a number of competitors providing production management services throughout the U.S. Gulf of Mexico. In addition, there are many smaller competitors that compete locally or for single projects or jobs. Two key elements in competing for production management contracts are personnel costs and transportation costs. In addition, the reliability of the production manager and the quality of its personnel, training programs and safety record are important competitive factors.

Industry Hazards and Insurance

Hazards, such as harsh weather and marine conditions, mechanical failures, crashes and collisions are inherent in the offshore transportation industry and may cause losses of equipment and revenue, and death or injury to personnel.

In first quarter fiscal year 2007, we had a helicopter accident in the U.S. Gulf of Mexico which did not result in any fatalities. In fiscal year 2006, we had one helicopter accident in the U.S. Gulf of Mexico that resulted in two fatalities. In fiscal year 2005, we had two helicopter accidents involving fatalities: an accident in Alaska that resulted in one fatality and an accident in the Gulf of Guinea, offshore Nigeria, that resulted in four fatalities. We maintain insurance with respect to the aircraft involved and related liabilities and believe that our insurance coverage will be adequate to cover any claims ultimately paid.

We maintain hull and liability insurance, which generally insures us against damage to our aircraft, as well as certain legal liabilities to others. We also carry workers’ compensation, employers’ liability, auto liability, property and casualty coverages for most of our U.S. and U.K. operations. It is also our policy to carry insurance for, or require our customers to indemnify us against, expropriation, war risk and confiscation of the helicopters we use in our operations internationally.

Terrorist attacks, the continuing threat of terrorist activity and economic and political uncertainties (including, but not limited to, our operations in Nigeria), significantly affect our premiums for much of our insurance program. There is no assurance that in the future we will be able to maintain our existing coverage or that we will not experience substantial increases in premiums, nor is there any assurance that our liability coverage will be adequate to cover all potential claims that may arise.

Our Production Management Services operations are subject to the normal risks associated with working on offshore oil and gas production facilities. These risks could result in damage to or loss of property and injury to or death of personnel. We carry customary business insurance for these operations, including general liability, workers’ compensation, and property and casualty coverage. We also carry other insurance as required in the U.S. by the Jones Act for certain offshore workers, and liability insurance for our medics on board drilling vessels.

Employees

As of March 31, 2006, we employed approximately 4,200 employees. Approximately 3,700 of these employees are employed in our Helicopter Services segment, approximately 470 are employed in our Production Management Services segment and approximately 30 are employed in our corporate office.

We employ approximately 300 pilots in our North America business unit who are represented by the Office and Professional Employees International Union (“OPEIU”) under a collective bargaining agreement. We and the pilots represented by the OPEIU ratified an amended collective bargaining agreement on April 4, 2005. The terms under the amended agreement are fixed until October 3, 2008 and include a wage increase for the pilot group and improvements to several benefit plans. We do not believe that these increases will place us at a competitive, financial or operational disadvantage.

Additionally, as of March 31, 2006, substantially all of our employees in the U.K., Nigeria and Australia are represented by collective bargaining or union agreements which are ongoing. With respect to the U.K. and Nigeria, these agreements have no specific termination dates.

We are currently involved in negotiations with the unions in Nigeria and anticipate that we will increase certain benefits for union personnel as a result of these negotiations. We do not expect these benefit increases to have a material impact on our results of operations.

Many of the employees of our affiliates are represented by collective bargaining agreements.

Periodically, certain groups of our employees who are not covered by a collective bargaining agreement consider entering into such an agreement.

Activities engaged in by certain of our current and former employees have been examined in the Internal Review, some of which are discussed in greater detail in “— Legal Proceedings.” We have taken corrective actions intended to ensure that each of our employees complies with the laws of the countries in which we operate and with our own ethical guidelines. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Review, Governmental Investigations and Internal Control — Internal Control Matters — Management’s Response to Material Weaknesses” and “Risk Factors — Risks Relating to Our Internal Review, Governmental Investigations and Internal Control — The SEC investigation, any related proceedings in other countries and the consequences of the activities identified in the Internal Review could result in civil or criminal proceedings, the imposition of fines and penalties, the commencement of third-party litigation, the incurrence of expenses, the loss of business and other adverse effects on our company” included elsewhere in this prospectus.

We believe that our relations with our employees are satisfactory.

Properties

The number and types of aircraft we operate are described under “— Helicopter Services” above. In addition, we lease the significant properties listed below for use in our operations.

•	Approximately 18.6 acres of land at the Acadiana Regional Airport in New Iberia, Louisiana, under a lease expiring in fiscal year 2030. We have constructed on that site office, training, parts facilities and helicopter maintenance facilities comprising about 120,000 square feet of floor space, which is used by our Western Hemisphere operations (primarily our North America business unit). The property has access to the airport facilities, as well as to a major highway.

•	Approximately 77,000 square feet of facilities at Redhill Aerodrome near London, England, including office and workshop space under a lease expiring in 2075.

•	A helicopter terminal, offices and hangar facilities totaling approximately 138,000 square feet sitting on approximately 15 acres of property at Aberdeen Airport, Scotland, under a lease expiring in 2013 with an option to extend to 2023. We also maintain additional hangar and office facilities at Aberdeen Airport under a lease expiring in 2030.

•	Approximately 42,000 square feet of office and shop space in a building in Tucson, Arizona, under a lease expiring in 2007, which is used by a technical services subsidiary within our North America business unit.

•	Approximately 17,800 square feet of office space in a building in Houston, Texas, under a lease expiring in 2011, which we use as our headquarters and for our Production Management Services business.

In addition to these facilities, we lease various office and operating facilities worldwide, including facilities along the U.S. Gulf of Mexico which support our North America Helicopter Services operations and numerous residential locations near our operating bases in the United Kingdom, Australia, China, Russia, Nigeria and Trinidad primarily for housing pilots and staff supporting those areas of operation. These facilities are generally suitable for our operations and can be replaced with other available facilities if necessary.

Additional information about our properties can be found in Note 6 in the “Notes to Consolidated Financial Statements” and in Note 4 in the “Condensed Notes to Consolidated Financial Statements” included elsewhere in this prospectus (under the captions “Aircraft Purchase Contracts” and “Operating Leases”). A detail of our long-lived assets by geographic area as of March 31, 2006 and 2005 can be found in Note 11 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

Government Regulation

United States

As a commercial operator of small aircraft, our U.S. operations are subject to regulations under the Federal Aviation Act of 1958, as amended, and other laws. We carry persons and property in our helicopters under an Air Taxi Certificate granted by the Federal Aviation Administration (“FAA”). The FAA regulates our U.S. flight operations and, in this respect, exercises jurisdiction over personnel, aircraft, ground facilities and certain technical aspects of our operations. The National Transportation Safety Board is authorized to investigate aircraft accidents and to recommend improved safety standards. Our U.S. operations are also subject to the Federal Communications Act of 1934 because we use radio facilities in our operations.

Under the Federal Aviation Act, it is unlawful to operate certain aircraft for hire within the United States unless such aircraft are registered with the FAA and the FAA has issued an operating certificate to the operator. As a general rule, aircraft may be registered under the Federal Aviation Act only if the aircraft are owned or controlled by one or more citizens of the United States and an operating certificate may be granted only to a citizen of the United States. For purposes of these requirements, a corporation is deemed to be a citizen of the United States only if, among other things, at least 75% of its voting interests are owned or controlled by United States citizens. If persons other than United States citizens should come to own or control more than 25% of our voting interest, we have been advised that our aircraft may be subject to deregistration under the Federal Aviation Act and we may lose our ability to operate within the United States. Deregistration of our aircraft for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on our ability to conduct operations within our North America business unit. Our organizational documents currently provide for the automatic suspension of voting rights of shares of our outstanding voting capital stock owned or controlled by non-U.S. citizens, and our right to redeem those shares, to the extent necessary to comply with these requirements. As of August 31, 2006, approximately 1,305,504 shares of our common stock were held by persons with foreign addresses. These shares represented approximately 5.6% of our total outstanding common shares as of August 31, 2006. Because a substantial portion of our common stock is publicly traded, and our mandatory convertible preferred stock will be publicly traded, our foreign ownership may fluctuate on each trading day.

United Kingdom

Our operations in the U.K. are subject to the Civil Aviation Act 1982 and other similar English and European statutes and regulations. We carry persons and property in our helicopters pursuant to an operating license issued by the Civil Aviation Authority (“CAA”). The holder of an operating license must meet the ownership and control requirements of Council Regulation 2407/92. This means that the entity that operates under the license must be owned directly or through majority ownership by European Union nationals, and must at all times be effectively controlled by them.

The CAA regulates our U.K. flight operations and exercises jurisdiction over personnel, aircraft, ground facilities and certain technical aspects of those operations. Accident investigations are carried out by an inspector from the Air Accidents Investigation Branch of the Department for Transport. The CAA often imposes improved safety standards on the basis of a report of the inspector. Under the Licensing of Air Carriers Regulations 1992, it is unlawful to operate certain aircraft for hire within the U.K. unless such aircraft are approved by the CAA. Changes in U.K. or European Union statutes or regulations, administrative requirements or their interpretation may have a material adverse effect on our business or financial condition or on our ability to continue operations in these areas.

Other

Our operations in areas other than the United States and the U.K. are subject to local governmental regulations that may limit foreign ownership of aviation companies. Because of these local regulations, we conduct some of our operations through entities in which local citizens own a majority interest and we hold only a minority interest, or under contracts that provide for us to operate assets for the local companies or to conduct their flight operations. This includes our operations in Kazakhstan, Russia and Turkmenistan. Changes in local laws, regulations or administrative requirements or their interpretation may have a material adverse effect on our business or financial condition or on our ability to continue operations in these areas.

Production Management

The Minerals Management Service Bureau of the United States Department of the Interior regulates the operations of oil and gas producers in the outer continental shelf of the Gulf of Mexico and, in this respect, exercises jurisdiction over personnel, production facilities and certain technical aspects of our operations.

Environmental

All of our operations are subject to U.S. federal, state and local and foreign laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. If we fail to comply with these environmental laws and regulations, administrative, civil and criminal penalties may be imposed, and we may become subject to regulatory enforcement actions in the form of injunctions and cease and desist orders. We may also be subject to civil claims arising out of a pollution event. These laws and regulations may expose us to strict, joint and several liability for the conduct of or conditions caused by others or for our own acts even though these actions were in compliance with all applicable laws at the time they were performed. To date, such laws and regulations have not had a material adverse effect on our business, results of operations or financial condition.

Increased public awareness and concern over the environment, however, may result in future changes in the regulation of the offshore energy industry, which in turn could adversely affect us. The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus there can be no assurance as to the effect of such regulation on our operations or on the operations of our customers. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance. We do not believe that compliance with federal, state or local environmental laws and regulations will have a material adverse effect on our business, financial position or results of operations. We cannot assure you, however, that future events, such as changes in existing laws, the promulgation of new laws, or the development of discovery of new facts or conditions will not cause us to incur significant costs. Below is a discussion of the material U.S. environmental laws and regulations that relate to our business. We believe that we are in substantial compliance with all of these environmental laws and regulations.

Under the Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA, and related state laws and regulations, strict, joint and several liability can be imposed without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a contaminated site where a hazardous substance release occurred and any company that transported, disposed of or arranged for the transport or disposal of hazardous substances, even from inactive operations or closed facilities, that have been released into the environment. In addition, neighboring landowners or other third parties may file claims for personal injury, property damage and recovery of response cost. We currently own, lease, or operate properties and facilities that, in some cases, have been used for industrial activities for many years. Hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations where such substances have been taken for disposal. In addition, some of these properties have been operated by third parties or by previous owners whose treatment and disposal or release of hazardous substances, wastes, or hydrocarbons was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA and analogous state statutes. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial activities to prevent future contamination. These laws and regulations may also expose us to liability for our acts that were in compliance with applicable laws at the time the acts were performed. We have been named as a potentially responsible party in connection with certain sites. See “Business — Legal Proceedings” included elsewhere in this prospectus.

In addition, since our operations generate wastes, including some hazardous wastes, we may be subject to the provisions of the Resource, Conservation and Recovery Act, or RCRA, and analogous state laws that limit the approved methods of disposal for some types of hazardous and nonhazardous wastes and require owners and operators of facilities that treat, store or dispose of hazardous waste to clean up releases of hazardous waste constituents into the environment associated with their operations. Some wastes handled by us in our field service activities that currently are exempt from treatment as hazardous wastes may in the future be designated as “hazardous wastes” under RCRA or other applicable statutes. If this were to occur, we would become subject to more rigorous and costly operating and disposal requirements.

The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into state waters or waters of the United States. The discharge of pollutants into jurisdictional waters is prohibited unless the discharge is permitted by the Environmental Protection Agency or applicable state agencies. Some of our properties and operations require permits for discharges of wastewater and/or stormwater, and we have a system in place for securing and maintaining these permits. In addition, the Oil Pollution Act of 1990 imposes a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages, including natural resource damages, resulting from such spills in the waters of the United States. A responsible party includes the owner or operator of a facility. The Clean Water Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.

Some of our operations also result in emissions of regulated air pollutants. The Federal Clean Air Act and analogous state laws require permits for facilities that have the potential to emit substances into the atmosphere that could adversely affect environmental quality. Failure to obtain a permit or to comply with permit requirements could result in the imposition of substantial administrative, civil and even criminal penalties.

Our facilities and operations are also governed by laws and regulations relating to worker health and workplace safety, including the Federal Occupational Safety and Health Act, or OSHA. We believe that appropriate precautions are taken to protect our employees and others from harmful exposure to potentially hazardous materials handled and managed at our facilities, and that we operate in substantial compliance with all OSHA or similar regulations.

Our operations outside of the U.S. are potentially subject to similar foreign governmental controls relating to protection of the environment. We believe that, to date, our operations outside of the U.S. have been in substantial compliance with existing requirements of these foreign governmental bodies and that such compliance has not had a material adverse effect on our operations. There is no assurance, however, that future expenditures to maintain compliance will not become material.

Legal Proceedings

Internal Review

In February 2005, we voluntarily advised the staff of the SEC that the Audit Committee of our board of directors had engaged special outside counsel to undertake a review of certain payments made by two of our affiliated entities in a foreign country. The review of these payments, which initially focused on Foreign Corrupt Practices Act matters, was subsequently expanded by such special outside counsel to cover operations in other countries and other issues. In connection with this review, special outside counsel to the Audit Committee retained forensic accountants. As a result of the findings of the Internal Review, our quarter ended December 31, 2004 and prior financial statements were restated. For further information on the restatements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Review, Restatement, Governmental Investigations and Internal Control — Restatement of Previously Reported Amounts.”

The SEC then notified us that it had initiated an informal inquiry and requested that we provide certain documents on a voluntary basis. The SEC thereafter advised us that the inquiry has become a formal investigation. We have responded to the SEC’s requests for documents and intend to continue to do so.

The Internal Review is complete. All known required restatements were reflected in the financial statements included in our Annual Report on Form 10-K for fiscal year 2005, and no further restatements were required in our Annual Report on Form 10-K for fiscal year 2006 or our financial statements presented in our Form 10-Q for the first quarter fiscal year 2007. As a follow-up to matters identified during the course of the Internal Review, special counsel to the Audit Committee may be called upon to undertake additional work in the future to assist in responding to inquiries from the SEC, from other governmental authorities or customers, or as follow-up to the previous work performed by such special counsel.

In October 2005, the Audit Committee reached certain conclusions with respect to findings to date from the Internal Review. The Audit Committee concluded that, over a considerable period of time, (1) improper payments were made by, and on behalf of, certain foreign affiliated entities directly or indirectly to employees of the Nigerian government, (2) improper payments were made by certain foreign affiliated entities to Nigerian employees of certain customers with whom we have contracts, (3) inadequate employee payroll declarations and, in certain instances, tax payments were made by us or our affiliated entities in certain jurisdictions, (4) inadequate valuations for customs purposes may have been declared in certain jurisdictions resulting in the underpayment of import duties, and (5) an affiliated entity in a South American country, with the assistance of our personnel and two of our other affiliated entities, engaged in transactions which appear to have assisted the South American entity in the circumvention of currency transfer restrictions and other regulations. In addition, as a result of the Internal Review, the Audit Committee and management determined that there were deficiencies in our books and records and internal controls with respect to the foregoing and certain other activities.

Based on the Audit Committee’s findings and recommendations, the board of directors has taken disciplinary action with respect to our personnel who it determined bore responsibility for these matters. The disciplinary actions included termination or resignation of employment (including of certain members of senior management), changes of job responsibility, reductions in incentive compensation payments and reprimands. One of our affiliates has also obtained the resignation of certain of its personnel.

We have initiated remedial action, including initiating action to correct underreporting of payroll tax, disclosing to certain customers inappropriate payments made to customer personnel and terminating certain agency, business and joint venture relationships. We also have taken steps to reinforce our commitment to conduct our business with integrity by creating an internal corporate compliance function, instituting a new code of business conduct and developing and implementing a training program for all employees. In addition to the disciplinary actions referred to above, we have also taken steps to strengthen our control environment by hiring new key members of senior and financial management, including persons with appropriate technical accounting expertise, expanding our corporate finance group and internal audit staff, realigning reporting lines within the accounting function so that field accounting reports directly to the corporate accounting function instead of operations management, and improving the management of our tax structure to comply with its intended design. Our compliance program has also begun full operation, and clear corporate policies have been established and communicated to our relevant personnel related to employee expenses, delegation of authority, revenue recognition and customer billings.

We have communicated the Audit Committee’s conclusions with respect to the findings of the Internal Review to regulatory authorities in some, but not all, of the jurisdictions in which the relevant activities took place. We are in the process of gathering and analyzing additional information related to these matters, and expect to disclose the Audit Committee’s conclusions to regulatory authorities in other jurisdictions once this process has been completed. Such disclosure may result in legal and administrative proceedings, the institution of administrative, civil injunctive or criminal proceedings involving us and/or current or former employees, officers and/or directors who are within the jurisdictions of such authorities, the imposition of fines and other penalties, remedies and/or sanctions, including precluding us from participating in business operations in their countries. To the extent that violations of the law may have occurred in several countries in which we operate, we do not yet know whether such violations can be cured merely by the payment of fines or whether other actions may be taken against us, including requiring us to curtail our business operations in one or more such countries for a period of time. In the event that we curtail our business operations in any such country, we then may face difficulties exporting our aircraft from such country. As of June 30, 2006, the book values of our aircraft in Nigeria and the South American country where certain improper activities took place were approximately $118.3 million and $8.1 million, respectively.

We cannot predict the ultimate outcome of the SEC investigation, nor can we predict whether other applicable U.S. and foreign governmental authorities will initiate separate investigations. The outcome of the SEC investigation and any related legal and administrative proceedings could include the institution of administrative, civil injunctive or criminal proceedings involving us and/or current or former employees, officers and/or directors, the imposition of fines and other penalties, remedies and/or sanctions, modifications to business practices and compliance programs and/or referral to other governmental agencies for other appropriate actions. It is not possible to accurately predict at this time when matters relating to the SEC investigation will be completed, the final outcome of the SEC investigation, what if any actions may be taken by the SEC or by other governmental agencies in the U.S. or in foreign jurisdictions, or the effect that such actions may have on our consolidated financial statements. In addition, in view of the findings of the Internal Review, we may encounter difficulties in the future conducting business in Nigeria and a South American country, and with certain customers. It is also possible that certain of our existing contracts may be cancelled (although none have been cancelled as of the date of this prospectus) and that we may become subject to claims by third parties, possibly resulting in litigation. The matters identified in the Internal Review and their effects could have a material adverse effect on our business, financial condition and results of operations.

In connection with its conclusions regarding payroll declarations and tax payments, the Audit Committee determined on November 23, 2005, following the recommendation of our senior management, that there was a need to restate our quarter ended December 31, 2004 and prior financial statements. Such restatement was reflected in our Annual Report on Form 10-K for fiscal year 2005. As of June 30, 2006, we have accrued an aggregate of $21.6 million for the taxes, penalties and interest attributable to underreported employee payroll. Operating income for fiscal years 2006, 2005 and 2004 included $4.3 million, $3.8 million and $4.2 million, respectively, attributable to this accrual. Operating income for first quarter fiscal year 2006 included $0.9 million attributable to this accrual. No additional amounts were incurred during the first quarter fiscal year 2007. At this time, we cannot estimate what additional payments, fines, penalties and/or litigation and related expenses may be required in connection with the matters identified as a result of the Internal Review, the SEC investigation, and/or any other related regulatory investigation that may be instituted or third-party litigation; however, such payments, fines, penalties and/or expenses could have a material adverse effect on our business, financial condition and results of operations.

As we continue to respond to the SEC investigation and other governmental authorities and take other actions relating to improper activities that have been identified in connection with the Internal Review, there can be no assurance that restatements, in addition to those reflected in our Annual Report on Form 10-K for fiscal year 2005, will not be required or that our historical financial statements included in this prospectus will not change or require further amendment. As part of its ongoing compliance review, the Company recently received evidence that foreign affiliates of the Company’s minority owned operating entity in Kazakhstan may have made improper gifts or payments to government employees. The Company has engaged an outside accounting firm to investigate this matter and such investigation is underway. The results of such investigation will be disclosed to the SEC by the Company. In addition, as we continue to focus on our compliance program, other situations involving foreign operations, similar to those matters disclosed to the SEC in February 2005 and described above, could arise that warrant further investigation and subsequent disclosures. As a result, new issues may be identified that may impact our financial statements and the scope of the restatements described in this prospectus and lead us to take other remedial actions or otherwise adversely impact us.

In addition, we face legal actions relating to the remedial actions which we have taken as a result of the Internal Review, and may face further legal action of this type in the future. In November 2005, two of our consolidated foreign affiliates were named in a lawsuit filed with the High Court of Lagos State, Nigeria by Mr. Benneth Osita Onwubalili and his affiliated company, Kensit Nigeria Limited, which allegedly acted as agents of our affiliates in Nigeria. The claimants allege that an agreement between the parties was terminated without justification and seek damages of $16.3 million. We have responded to this claim and are continuing to investigate this matter.

Document Subpoena from U.S. Department of Justice

On June 15, 2005, we issued a press release disclosing that one of our subsidiaries had received a document subpoena from the DOJ. The subpoena relates to a grand jury investigation of potential antitrust violations among providers of helicopter transportation services in the U.S. Gulf of Mexico. The subpoena focused on activities during the period from January 1, 2000 to June 13, 2005. We believe we have submitted to the DOJ substantially all documents responsive to the subpoena; however, our ability to review this matter internally has been somewhat impacted by the fact that certain of our former officers covered by the DOJ investigation are no longer with our company. We have had discussions with the DOJ and provided documents related to our operations in the United States as well as internationally. We intend to continue to provide additional information as required by the DOJ in connection with the investigation. There is no assurance that, after review of any information furnished by us or by third parties, the DOJ will not ultimately conclude that violations of U.S. antitrust laws have occurred. The period of time necessary to resolve the DOJ investigation is uncertain, and this matter could require significant management and financial resources that could otherwise be devoted to the operation of our business.

The outcome of the DOJ investigation and any related legal proceedings in other countries could include civil injunctive or criminal proceedings involving us or our current or former officers, directors or employees, the imposition of fines and other penalties, remedies and/or sanctions, including potential disbarments, and referrals to other governmental agencies. In addition, in cases where anti-competitive conduct is found by the government, there is greater likelihood for civil litigation to be brought by third parties seeking recovery. Any such civil litigation could have serious consequences for our company, including the costs of the litigation and potential orders to pay restitution or other damages or penalties, including potentially treble damages, to any parties that were determined to be injured as a result of any impermissible anti-competitive conduct. Any of these adverse consequences could have a material adverse effect on our business, financial condition and results of operations. The DOJ investigation, any related proceedings in other countries and any third-party litigation, as well as any negative outcome that may result from the investigation, proceedings or litigation, could also negatively impact our relationships with customers and our ability to generate revenue.

In connection with this matter, we incurred $2.6 million and $0.6 million in legal and other professional fees in fiscal year 2006 and the first quarter fiscal year 2007, respectively, and significant expenditures may continue to be incurred in the future. See “Risk Factors — The DOJ investigation or any related proceedings in other countries could result in criminal proceedings and the imposition of fines and penalties, the commencement of third-party civil litigation, the incurrence of expenses, the loss of business and other adverse effects on our company” included elsewhere in this prospectus.

Environmental Contingencies

The United States Environmental Protection Agency (“EPA”) has in the past notified us that we are a potential responsible party, or PRP, at four former waste disposal facilities, three of which are currently on the National Priorities List of contaminated sites. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, also known as the Superfund law, persons who are identified as PRPs may be subject to strict, joint and several liability for the costs of cleaning up environmental contamination resulting from releases of hazardous substances at National Priorities List sites. We were identified by the EPA as a PRP at the Western Sand and Gravel Superfund site in Rhode Island in 1984, at the Sheridan Disposal Services Superfund site in Waller County, Texas in 1989, at the Gulf Coast Vacuum Services Superfund site near Abbeville, Louisiana in 1989, and at the Operating Industries, Inc. Superfund site in Monterey Park, California in 2003. We have not received any correspondence from the EPA with respect to the Western Sand and Gravel Superfund site since February 1991, nor with respect to the Sheridan Disposal Services Superfund site since 1989. Remedial activities at the Gulf Coast Vacuum Services Superfund site were completed in September 1999 and the site was removed from the National Priorities List in July 2001. The EPA has offered to submit a settlement offer to us in return for which we would be recognized as a de minimis party in regard to the Operating Industries Superfund site, but we have not yet received this settlement proposal. Although we have not obtained a formal release of liability from the EPA with respect to any of these sites, we believe that our potential liability in connection with these sites is not likely to have a material adverse effect on our business, financial condition or results of operations.

Other Matters

Although infrequent, flight accidents have occurred in the past, and substantially all of the related losses and liability claims have been covered by insurance. We are a defendant in certain claims and litigation arising out of operations in the normal course of business. In the opinion of management, uninsured losses, if any, will not be material to our financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

Name	Age	Position Held

William E. Chiles	57	President, Chief Executive Officer and Director
Perry L. Elders	45	Executive Vice President and Chief Financial Officer
Richard D. Burman	53	Senior Vice President, Eastern Hemisphere
Michael R. Suldo	60	Senior Vice President, Western Hemisphere
Bill D. Donaldson	67	Senior Vice President, Production Management
Mark B. Duncan	44	Senior Vice President, Global Business Development
William H. Hopkins	64	Vice President of Human Resources, Quality & Safety
Gavin Sinclair	54	Vice President Compliance
Michael W. Meyer	49	Vice President, Global Supply Chain and Information Management
Joseph A. Baj	48	Vice President and Treasurer
Elizabeth D. Brumley	47	Vice President, Chief Accounting Officer and Controller
Randall A. Stafford	50	Vice President and General Counsel, Corporate Secretary
Thomas C. Knudson	60	Director and Chairman of the Board
Thomas N. Amonett	63	Director
Charles F. Bolden, Jr.	60	Director
Peter N. Buckley(1)	63	Director
Stephen J. Cannon	52	Director
Jonathan H. Cartwright(1)	52	Director
Michael A. Flick	58	Director
Ken C. Tamblyn	63	Director
Robert W. Waldrup	62	Director

(1)	Peter N. Buckley and Jonathan H. Cartwright, directors and executive officers of Caledonia Industrial & Services Limited (“CIS”), were designated by CIS and elected to our board of directors in February 1997 pursuant to a Master Agreement dated December 12, 1996 among CIS, us and certain other persons in connection with our acquisition of 49% and other substantial interests in Bristow Aviation Holdings Limited. The Master Agreement provides that so long as CIS owns (1) at least 1,000,000 shares of our common stock or (2) at least 49% of the total outstanding ordinary shares of Bristow Aviation Holdings Limited, CIS will have the right to designate two persons for nomination of our board of directors and to replace any directors so nominated. On December 4, 2002, CIS transferred its rights and obligations under the Master Agreement to Caledonia Investments plc. For a further discussion of this transfer, see “Certain Relationships and Related Party Transactions.”

William E. Chiles joined us in July 2004 as Chief Executive Officer and President. Mr. Chiles was elected Chief Financial Officer upon Mr. Brian Voegele’s resignation from our company in December 2005 and served in that capacity until Mr. Elders was elected to the position in February 2006. Mr. Chiles has been a member of our Board since 2004. Prior to his employment by our company, Mr. Chiles was employed by Grey Wolf, Inc., an onshore oil and gas drilling company traded on the American Stock

Exchange, from March 2003 until June 21, 2004 as Executive Vice President and Chief Operating Officer. Mr. Chiles served as Vice President of Business Development at ENSCO International Incorporated, an offshore oil and gas drilling company listed on the New York Stock Exchange, from August 2002 until March 2003. From August 1997 until its merger into an ENSCO International affiliate in August 2002, Mr. Chiles served as President and Chief Executive Officer of Chiles Offshore, Inc. Mr. Chiles serves as a director of Basic Energy Services, L.P., a contractor for land based oil and gas services. He has served as a member of our Executive Committee since 2004.

Perry L. Elders joined us in February 2006 as Executive Vice President and Chief Financial Officer. Prior to joining our company, Mr. Elders was a Director with Sirius Solutions, L.L.P. from June 2005 to February 2006, during which time Mr. Elders was Senior Financial Advisor to our company from November 2005 to February 2006 under a consulting arrangement with Sirius Solutions. From August 2004 to May 2005, Mr. Elders was with Vetco International Limited, a global oilfield equipment manufacturer and construction company, initially as a consultant and then as Vice President Finance and Chief Accounting Officer. From July 2002 to September 2003, Mr. Elders was a partner in the Houston audit practice of PricewaterhouseCoopers LLP. From September 1983 to June 2002, Mr. Elders was employed with the Houston audit practice of Arthur Andersen LLP, including as a partner for the last seven years and concluding as head of the energy service practice in the Houston, New Orleans, Austin and San Antonio markets. Mr. Elders is a Certified Public Accountant and member of the American Institute of Certified Public Accountants.

Richard D. Burman joined us in 2004 as Senior Vice President, Eastern Hemisphere. He also serves as Managing Director of Bristow Helicopters. Prior to joining us, Mr. Burman held various positions within the Baker Hughes group of companies, most recently Region General Manager, Mediterranean and Africa for Baker Hughes INTEQ.

Michael R. Suldo joined us in 2002 as Assistant General Manager of Air Logistics and was elected General Manager in 2003. In June 2005, Mr. Suldo was promoted to Senior Vice President, Western Hemisphere and President of Air Logistics, L.L.C. Prior to joining us, Mr. Suldo was employed at Petroleum Helicopters Inc. from July 1988 until March 2002 in Gulf of Mexico operations in various managerial positions. Before 1988, Mr. Suldo developed a 20 year career in the US Navy, from which he retired as a Commander.

Bill D. Donaldson joined us in 1995 as Vice President, Marketing of Grasso Production Management, Inc. (“GPM”). Mr. Donaldson was appointed President of GPM in 1996, Executive Vice President, Production Management in 2004, and Senior Vice President in 2005, and currently serves as President of GPM and Senior Vice President. Mr. Donaldson has 40 years experience in the offshore oil service business in the Gulf of Mexico. Prior to joining us, Mr. Donaldson held the positions of President of Savage Drilling, Inc. and Vice President, Operations for Tidewater, Inc.

Mark B. Duncan joined us in January 2005 as Vice President, Global Business Development and was promoted to Senior Vice President, Global Business Development effective January 1, 2006. Prior to joining our company, Mr. Duncan worked at ABB Lummus Global Inc. from 2002 to 2005. At ABB, Mr. Duncan served as Commercial Director in the Deepwater Floating Production Systems division, based in Houston, Texas. From 1985 to 2002, Mr. Duncan worked for the Halliburton/Brown Root Group, mostly in the subsea sector where he filled various positions working in the North Sea, Brazil and several other International areas, ultimately holding the position of Senior Global Vice President Commercial for the Subsea7 entity.

William H. Hopkins joined us in August 2004 as Vice President of Human Resources, Quality & Safety. From September 2002 to August 2004, Mr. Hopkins was Manager of Employee Development at ENSCO based in Dallas, Texas. In 1997, Mr. Hopkins became a part of the founding group of officers of Chiles Offshore Inc. in Houston, Texas, after having spent three years in New Orleans, Louisiana, and Houston, Texas, as an area executive and senior consultant for Right Management Consultants, an international human resources management consulting firm.

Gavin Sinclair joined us in January 2005 and was promoted to Vice President Compliance in July 2005. Prior to joining our company, Mr. Sinclair was Senior Region Counsel (Europe, Middle East, Africa & CIS) for Baker Hughes Inc., a position held since 1998. From 1995 to 1998, Mr. Sinclair was Eastern Hemisphere Legal Director for Cummins Inc, and from 1992 to 1995 was General Counsel for Baker Hughes INTEQ, based in Houston, Texas.

Michael W. Meyer joined us in September 1993 as Group Director of Information Management and was promoted to Vice President, Global Supply Chain and Information Management in December 2005. From September 1992 to September 1993 he served as Logistics Systems Manager for United Parcel Service and from March 1991 to July 1992 he served as Systems Manager – Europe for Air Express International.

Joseph A. Baj joined us in July 2005 as Assistant Treasurer. In November 2005, Mr. Baj was elected Vice President, Treasurer and Secretary upon Mr. Voegele’s resignation from these positions. In May 2006, Mr. Baj resigned his position as Secretary upon Mr. Stafford joining our company. Prior to joining our company, Mr. Baj was a treasury consultant from 2004 to 2005. Prior to 2004, Mr. Baj was Assistant Treasurer with Transocean Inc. from 1997 to 2003, held various treasury and investor relations positions with Sterling Chemicals, Inc. from 1987 to 1997, and worked in the treasury group of Anderson, Clayton and Co. from 1983 to 1987.

Elizabeth D. Brumley joined us and was elected Controller in November 2005. Ms. Brumley was subsequently elected Vice President and Chief Accounting Officer and Controller of our company in December 2005. Before joining our company, Ms. Brumley was the Vice President and Controller of Noble Drilling Services, Inc., a drilling company, from March 2005 to September 2005. From 1996 to March 2005, she served with MAXXAM Inc., a forest products, real estate investment and development, and racing company, where she served as Controller beginning in January 1999 and ultimately becoming Vice President and Controller in December 2003. She has also worked for GulfMark Offshore, Inc. (formerly GulfMark International, Inc.), an offshore marine services company, serving as Controller from 1990 until 1996. A Certified Public Accountant, Ms. Brumley was a senior auditor with Arthur Andersen LLP prior to joining GulfMark in 1987.

Randall A. Stafford joined us in May 2006 as Vice President and General Counsel, Corporate Secretary. Prior to joining our company, Mr. Stafford was Vice President, General Counsel and Corporate Secretary of TODCO from January 2003 to May 2006. From January 2001 until January 2003, Mr. Stafford served as Associate General Counsel of Transocean Inc. From January 2000 until January 2001, Mr. Stafford served as Counsel to R&B Falcon prior to its acquisition by Transocean Inc. From January 1990 until January 2000, Mr. Stafford was employed as Associate General Counsel of Pool Energy Services Company, an international oil and gas drilling and well servicing company that was acquired by Nabors Industries in November 1999.

Thomas C. Knudson joined our Board in June 2004 and serves as the Chairman of our Board. Following seven years of active duty as a U.S. Naval aviator and an aerospace engineer, he joined Conoco in 1975. His diverse corporate career included engineering, operations, business development and commercial assignments across a broad spectrum of ConocoPhillips businesses, including service as the Chairman of Conoco Europe Exploration and Production. He retired from ConocoPhillips on January 1, 2004 as Senior Vice President, Human Resources, Government Affairs and Communications. Mr. Knudson is also a director of NATCO Group, Inc., a leading provider of wellhead process equipment, systems and services used in the production of oil and gas and a director of Williams Partners L.P., a provider of midstream natural gas processing and transportation services. Mr. Knudson has served on our Compensation Committee and Corporate Governance and Nominating Committee since 2004.

Thomas N. Amonett joined our Board in February 2006. Mr. Amonett has served as President, Chief Executive Officer and a director of Champion Technologies, Inc. since 1999. Champion Technologies, Inc. is an international provider of specialty chemicals and related services primarily to the oilfield production sector. Mr. Amonett serves as Chairman of the Board of TODCO, where he serves on the Corporate Governance and Executive Compensation Committees, and a director of Reunion Industries, Inc., where he serves on the Compensation and Audit Committees. Mr. Amonett served as director of Stelmar Shipping Ltd. from 2002 to January 2005 and served on the Audit Committee during his tenure, serving as chairman of the Audit Committee from 2003 to 2005.

Charles F. Bolden, Jr. joined our board in August 2006. Mr. Bolden was a space shuttle pilot astronaut for the National Aeronautics and Space Administration (NASA) for 13 years. Mr. Bolden retired from the United States Marine Corps on January 1, 2003 after serving more than 30 years. Following his retirement from military service, Mr. Bolden was the President and Chief Operating Officer of American PureTex Water Corporation and PureTex Water Works from January to April 2003. He was Senior Vice President at TechTrans International, Inc. from April 2003 until January 1, 2005. Mr. Bolden is currently Chief Executive Officer of JackandPanther LLC, a privately-held military and aerospace consulting firm. He is also a director of GenCorp Inc., Palmetto GBA and Marathon Oil Corporation.

Peter N. Buckley joined our board in February 1997. Mr. Buckley currently serves as the Chairman of Caledonia Investments plc (a U.K. listed investment trust company). Mr. Buckley joined our Board in connection with our investment in Bristow Aviation Holdings Limited. Mr. Buckley serves as Chairman of the Cayzer Trust Company Ltd. He also serves as a director of Kerzner International, Ltd., whose shares trade on the New York Stock Exchange, and as a director of Close Brothers Group plc. He has served as a member of our Executive Committee since 2000.

Stephen J. Cannon joined our board in September 2002. He was the President and Chief Executive Officer of DynCorp International LLC, a technology company with annual revenues in excess of $2 billion until his retirement in July 2006. From 1997 to 2000 he was Senior Vice President of DynCorp International, and from 2000 to February 2005 he was President of DynCorp. Mr. Cannon has worked at DynCorp for approximately 25 years and served in a variety of other capacities, including General Manager of its technical service subsidiary and Vice President of its aerospace technology subsidiary. He has served as a member of our Audit Committee since 2002 and served as a member of our Corporate Governance and Nominating Committee during 2004.

Jonathan H. Cartwright joined our board in February 1997. Mr. Cartwright is the Finance Director of Caledonia Investments plc. Like Mr. Buckley, Mr. Cartwright joined our Board in conjunction with our investment in Bristow Aviation Holdings Limited. Mr. Cartwright joined Caledonia in 1989 and has served as its Financial Director since 1991. From 1984 until 1989, Mr. Cartwright held a variety of positions at Hanson PLC, including Group Financial Controller and director of various subsidiaries. From 1983 to 1984, Mr. Cartwright served as Finance Director of Transworld Petroleum (U.K.) Limited. From 1980 to 1983, he served as Group Controller of Shelton (GB) Limited, a subsidiary of the American Cyanamid Group. From 1975 to 1980, Mr. Cartwright was a Chartered Accountant with Peat Marwick, a predecessor of KPMG.

Michael A. Flick joined our board in August 2005. Mr. Flick began his career in commercial banking in 1970 at First National Bank, which subsequently became a wholly owned subsidiary of First Commerce Corporation, whose shares were traded on the NASDAQ. Mr. Flick held a variety of positions at First Commerce Corporation, including Chief Financial Officer and Chief Credit Policy Officer, and retired in 1998 as the Executive Vice President and Chief Administrative Officer. He serves as a director and member of the Audit Committee of Community Coffee Company, a privately held company. He also serves as a director of the University of New Orleans Foundation and chairman of its audit committee.

Ken C. Tamblyn joined our board in September 2002. Mr. Tamblyn spent the first 20 years of his business career as a certified public accountant with Peat Marwick, a predecessor of KPMG. In 1986 he joined Tidewater, Inc. as Executive Vice President and Chief Financial Officer. He served in that capacity until his retirement in August 2000. Mr. Tamblyn currently serves as a director of Gulf Island Fabrication, Inc. where he serves on the Audit Committee. Mr. Tamblyn has served on our Audit Committee since 2002.

Robert W. Waldrup joined our board in September 2001. Mr. Waldrup is one of the founders of Newfield Exploration Company where he served as the Vice President of Operations and as a director from

1992 until his retirement in 2001. Mr. Waldrup currently serves as the director of a privately-held company, Marine Spill Response Corporation, which provides environmental clean up services and on whose compensation committee he serves. He has served on our Executive Committee since 2004 and has served on our Compensation Committee since 2001.

Board Structure and Committees

For fiscal years 2006 and 2007, the board of directors has fixed the number of directors at eleven and ten, respectively. The term of office of all of our present directors will expire no later than the day of the annual meeting of stockholders upon the election of their successors. The directors elected at the annual meeting of stockholders will serve until their respective successors are elected and qualified or until their earlier death, resignation or removal.

Our board of directors has the following committees, the membership of which as of August 3, 2006, was as set forth below. Each committee acts in accordance with its charter.

Executive Committee

Messrs. Buckley, Chiles, Knudson and Waldrup serve on our Executive Committee. Our Executive Committee acts on behalf of the full board of directors on those occasions when the Chairman of the Board determines it is not practical or convenient for the full board of directors to meet and that action by the Executive Committee, in lieu of a meeting of the full board of directors, is in best interests of our company. The Executive Committee reviews and reassesses this charter annually and recommends any proposed changes to the board of directors.

Audit Committee

Messrs. Tamblyn, Amonett, Cannon and Flick serve on our Audit Committee. Our Audit Committee’s principal functions are to select each year a firm of independent auditors, to assist the board of directors in fulfilling its responsibility for oversight of our accounting and internal control systems and principal accounting policies, to recommend to the board of directors, based on its discussions with our management and independent auditors, the inclusion of the audited financial statements in our Annual Reports on Form 10-K and to oversee the entire independent audit function. We believe that each of the four members of the Audit Committee satisfy the requirements of the applicable rules of the SEC and the NYSE as to independence, financial literacy and experience. The board of directors has determined that at least one member, Ken C. Tamblyn, is an audit committee financial expert as defined by the SEC.

Compensation Committee

Messrs. Waldrup, Amonett and Bolden serve on our Compensation Committee. On an annual basis, the Compensation Committee, with the assistance of its advisors, evaluates the effectiveness of the overall program and compares the compensation levels of our executives and our performance to the compensation received by executives and the performance of similar oilfield services companies.

Corporate Governance and Nominating

Messrs. Knudson, Bolden and Flick serve on our Corporate Governance and Nominating Committee. The purpose of our Corporate Governance and Nominating Committee is to recommend corporate governance guidelines to our board of directors and review these guidelines annually to ensure that they remain suitable for our needs and recommend any necessary changes in the guidelines to our board of directors. The Corporate Governance and Nominating Committee also assists each committee of the board of directors in coordinating and maintaining appropriate charters for each committee and assists the board in defining the content and operations of our legal and ethical compliance programs. Furthermore, the Corporate Governance and Nominating Committee assists the board of directors to identify individuals qualified to become directors, to recommend director nominees for the next annual meeting of stockholders and director nominees for membership on, and the chairmanship of, each committee. The Corporate

Governance and Nominating Committee also assists the board of directors in its annual review of its performance.

Director Compensation

During the fiscal year 2006, each non-employee member of the board of directors (other than Mr. Jones, whose compensation is discussed below) received $7,500 per quarter and $1,500 for each meeting attended, including committee meetings. The Audit Committee chairman received $5,000 for each committee meeting chaired. Each other committee chairman (other than the Chairman of the Board) received $2,500 (in lieu of the $1,500 per meeting fee) for each committee meeting chaired. In addition, pursuant to the 2003 Nonqualified Stock Option Plan for Non-employee Directors (the “2003 Plan”), on February 6, 2006 and August 3, 2006 each Non-employee Director (as defined in the plan) received options to purchase 5,000 shares of our common stock at an exercise price equal to its then fair market value.

For fiscal year 2007, the board of directors has approved a 10% increase in cash compensation paid to directors. As a result, each non-employee member of the board of directors will receive $8,250 per quarter and $1,650 for each meeting attended, including committee meetings. The Audit Committee Chairman will receive $5,500 for each committee meeting chaired. Each other committee chairman will receive $2,750 (in lieu of the $1,650 per meeting fee) for each committee meeting chaired.

The 2003 Plan provides for the granting to directors who are not our employees (the “Non-employee Directors”) of nonqualified options to purchase common stock. The 2003 Plan is administered by the Compensation Committee of the board of directors. A total of 250,000 shares of common stock have been reserved for issuance upon the exercise of options under the 2003 Plan, subject to adjustment in the event of stock splits, stock dividends and similar changes in our capital stock.

As of the date of our annual meeting of stockholders in each year that the 2003 Plan is in effect beginning with the annual meeting of stockholders held on September 15, 2003, each Non-employee Director who is elected or re-elected, or otherwise continues as a director following such annual meeting, will be granted an award to purchase 5,000 shares of common stock. However, no such options shall be granted to any Non-employee Director who during the preceding 12 months missed 50% or more of the meetings of the board of directors and committees on which he served.

The option price per share for each option granted under the 2003 Plan is the fair market value of the common stock on the date of grant. Under the 2003 Plan, options are not exercisable until six months after the date of the grant. The 2003 Plan terminates on, and no options shall be issued after, the date of the annual meeting of stockholders in 2012 and any options outstanding on that date will remain outstanding until they have either expired or been exercised.

Effective October 1, 2001, the Chairman ceased receiving quarterly and per meeting director fees. Instead, the Chairman’s director’s fees were set at $12,000 per month. On February 11, 2002, the Chairman of the Board received options to purchase 50,000 shares of our common stock at an exercise price equal to the fair market value on the date of grant with an expiration date of February 11, 2012, and subsequently elected to forego the September 16, 2002 annual grant under the 1991 Nonqualified Stock Option Plan for Non-employee Directors (the “1991 Plan”). In August 2006 the compensation of the Chairman was set at $144,000 per year plus applicable meeting fees.

Executive Officer Compensation

The following table sets forth the aggregate cash and non-cash compensation paid by us and our subsidiaries for services rendered during the last three fiscal years to our Chief Executive Officer, Chief

Financial Officer and our four other most highly compensated executive officers who were serving as such on March 31, 2006:

Summary Compensation Table

					Long-Term
					Compensation
					Awards(3)
		Annual		Other		Securities
	Fiscal	Compensation		Annual	Restricted	Underlying	All Other
	Year	Salary	Bonus	Compensation	Stock Award(s)	Options/	Compensation
Name & Principal Position	Ended	($)(6)	($)(1)(6)	($)(2)	($)	SARs(#)	($)(4)

William E. Chiles(5)	2006	$442,000	$341,686	$—	$610,910	20,000	$162,736
President and Chief	2005	$301,042	$331,193	$—	$680,250	75,000	$39,339
Executive Officer	2004	$—	$—	$—	$—	—	$—
Perry L. Elders(5)	2006	$41,282	$93,552	$—	$335,780	10,000	$1,238
Executive Vice President	2005	$—	$—	$—	$—	—	$—
and Chief Financial Officer	2004	$—	$—	$—	$—	—	$—
Richard D. Burman(5)	2006	$248,063	$67,741	$—	$152,728	5,000	$31,008
Senior Vice President,	2005	$114,349	$55,267	$—	$—	24,000	$14,294
Eastern Hemisphere	2004	$—	$—	$—	$—	—	$—
Michael R. Suldo(5)	2006	$213,667	$82,283	$—	$262,630	8,700	$31,758
Senior Vice President	2005	$125,000	$38,407	$—	$—	10,000	$—
Western Hemisphere	2004	$110,000	$42,867	$—	$—	10,000	$—
Bill D. Donaldson(5)	2006	$195,000	$103,603	$—	$97,746	3,200	$25,168
Senior Vice President,	2005	$195,000	$119,851	$—	$—	24,000	$44,681
Production Management	2004	$188,000	$104,938	$—	$—	24,000	$42,780
Mark B. Duncan(5)	2006	$217,500	$103,353	$—	$152,728	5,000	$25,333
Senior Vice President	2005	$37,949	$15,429	$—	$—	12,000	$—
Global Business Development	2004	$—	$—	$—	$—	—	$—

(1)	Cash bonuses are listed in the fiscal year earned but were paid partially or entirely in the following fiscal year. Under the terms of the 1994 Long-Term Management Incentive Plan (the “1994 Plan”), certain participants may elect to receive all or a portion of their awarded bonus in the form of restricted stock. These amounts (including the 20% additional awards in restricted stock provided as a deferral incentive) are reflected in the “Restricted Stock Award(s)” column, although the restricted stock awards were not made until the following year.

(2)	The stated amounts exclude perquisites and other personal benefits because the aggregate amounts paid to or for any executive officer as determined in accordance with the rules of the SEC relating to executive compensation did not exceed the lesser of $50,000 or 10% of salary and bonus for fiscal years 2006, 2005 and 2004.

(3)	Mr. Chiles was awarded 25,000 restricted stock units in fiscal 2005. We awarded no other restricted stock units for the 2005 or 2004 fiscal years. We awarded the following persons restricted stock units, in the following amounts, in fiscal 2006: William E. Chiles — 20,000; Perry L. Elders — 10,000; Richard D. Burman — 5,000; Michael R. Suldo — 8,700; Bill D. Donaldson — 3,200; and Mark B. Duncan — 5,000. 144,667 of the options granted to Messrs. Chiles, Donaldson and Suldo were awarded pursuant to the 1994 Plan. 31,900 of the options granted to Messrs. Chiles, Donaldson and Suldo were awarded pursuant to the 2004 Stock Incentive Plan (“2004 Plan”). All of the options granted to Messrs. Elders, Burman and Duncan were awarded pursuant to the 2004 Plan.

(4)	The stated amounts for Messrs. Chiles, Donaldson and Suldo consist of our contributions made pursuant to our Employee Savings and Retirement Plan (the “401(k) Plan”), 20% of which was vested with respect to Mr. Chiles, 100% of which was vested with respect to Mr. Donaldson and 60% of which was vested with respect to Mr. Suldo, our contributions made pursuant to the Deferred Compensation Plan (defined below) and the cost to us for premiums on life insurance policies that we maintained for certain key employees. During fiscal year 2006, our contributions made pursuant to the Deferred Compensation Plan were $141,189, $24,889 and $12,074 for Messrs. Chiles, Suldo and Duncan, respectively, our expense for the life insurance premiums were $8,820, $870 and $1,360 for Messrs. Chiles, Duncan and Suldo, respectively, and our contributions to the 401(k) Plan were $12,727, $7,475, $12,388, $1,238 and $5,510 for Messrs. Chiles, Donaldson, Duncan, Elders and Suldo, respectively. The stated amount for Mr. Donaldson consists of our contributions ($7,475) made pursuant to the 401(k) Plan, all of which are 100% vested and our contributions ($17,693) made pursuant to the Deferred Compensation Plan. The stated amount for Mr. Burman consists of our contributions made pursuant to Bristow Aviation’s defined contribution retirement plan.

(5)	For additional information regarding the compensation of these individuals, see “— Employment, Severance and Change-of-Control Arrangements.”

(6)	Under the terms of our non-qualified deferred compensation plan for senior executives (the “Deferred Compensation Plan”) participants can elect to defer a portion of their compensation for distribution at a later date. The Salary and Bonus columns include $97,501 and $59,926 deferred pursuant to the Deferred Compensation Plan during fiscal 2006 by Bill Donaldson. We have general contractual obligations to pay the deferred compensation upon the participants’ termination of employment for any reason, including but not limited to death, disability or retirement.

Option/SAR Grants in Last Fiscal Year

The following table shows, as to the named executive officers, information about option/SAR grants during fiscal year 2006:

	Individual Grants
	Number of	% of Total
	Securities	Options/SARs
	Underlying	Granted to	Exercise
	Options/SARs	Employees in	Price	Expiration	Grant Date
Name	Granted(1)	Fiscal Year	($/Share)	Date	Present Value(2)

William E. Chiles	20,000	14.1%	$29.17	12/29/2015	$159,600
Perry L. Elders	10,000	7.0%	$30.25	2/16/2016	$83,900
Richard D. Burman	5,000	3.5%	$29.17	12/29/2015	$39,900
Michael R. Suldo	5,000	3.5%	$29.17	12/29/2015	$39,900
	3,700	2.6%	$31.50	6/1/2015	$30,969
Bill D. Donaldson	3,200	2.3%	$29.17	12/29/2015	$25,536
Mark B. Duncan	5,000	3.5%	$29.17	12/29/2015	$39,900

(1)	Each of these awards was made pursuant to the 2004 Plan, has a ten-year term, has an exercise price equal to the fair market value (as defined in the 2004 Plan) of the common stock on the grant date, and gives us the right to purchase all or any part of the shares of common stock issuable upon exercise of the options by paying to the optionee an amount, in cash or common stock, equal to the excess of the fair market value of our common stock on the effective date of such purchase over the exercise price per share. These options will vest in annual installments of one-third each beginning on the first anniversary of the grant date. Options granted under the 2004 Plan may be exercised for cash and may also be paid for by delivering to us unrestricted common stock already owned by the optionee or by our withholding shares otherwise issuable upon exercise of the options (or a combination thereof), as well as in such other manner as may be authorized by the committee administering the 2004 Plan (the “2004 Plan Committee”). Options under the 2004 Plan also grant the optionee the right, if the optionee makes payment of the exercise price by delivering shares of common stock held by the optionee, to purchase the number of shares of common stock delivered by the optionee in payment of the exercise price (a “Reload Option”). Reload Options are exercisable at a price equal to the fair market value of our common stock as of the date of the grant of the Reload Option. The options granted under the 2004 Plan also provide for certain adjustments following a “Change In Control” (as defined in the 2004 Plan). The options granted under the 2004 Plan also provide that, subject to certain conditions, the 2004 Plan Committee may permit the optionee to pay all or a portion of any taxes due with respect to exercise of the options (1) by electing to have us withhold shares of common stock due to the optionee upon exercise of the option or (2) by delivering to us previously owned shares of common stock.

(2)	The present value for these options was estimated at the date of grant, using the Black-Scholes option-pricing model. The following assumptions were used to obtain the grant-date present value for the options granted:

	June 1,	December 29,	February 16,
	2005	2005	2006

Risk free interest rate	3.95%	4.37%	4.59
Expected life (years)	4.1	4.1	4.1
Volatility	24.73%	24.73%	24.73%
Dividend yield	—	—	—

Aggregated Option/SAR Exercises in Last Fiscal Year
and Fiscal Year End Option/SAR Values

The following table shows, as to the named executive officers, the aggregate option exercises during fiscal year 2006 and the values of unexercised options as of March 31, 2006:

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money
	Acquired	Value	Options/SARs at FY End		Options/SARs at FY End(1)
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

William E. Chiles	—	—	25,000	70,000	$92,250	$219,100
Perry L. Elders	—	—	—	10,000	$—	$6,500
Richard D. Burman	—	—	8,000	21,000	$—	$8,650
Michael R. Suldo	—	—	12,999	18,701	$130,658	$95,093
Bill D. Donaldson	—	—	22,667	27,200	$228,725	$212,976
Mark B. Duncan	—	—	4,000	13,000	$4,320	$17,290

(1)	The dollar amounts shown in this column represent the aggregate excess of the market value of the shares underlying the unexercised in-the-money options as of March 31, 2006, over the aggregate exercise price of the options.

Employment, Severance and Change-of-Control Arrangements

We have entered into a change of control agreement (the “Change of Control Agreement”) with Mr. Donaldson. The Change of Control Agreement for Mr. Donaldson provides for continued employment for a three-year period following a Change of Control, as defined (the “Employment Term”). Should his employment be terminated during the Employment Term for any reason other than death, disability or “Cause,” as defined, or should he terminate his employment for “Good Reason,” as defined, he will become entitled to certain benefits. The benefits include a lump sum payment equal to three times the sum of Mr. Donaldson’s “Annual Base Salary,” as defined, and “Highest Annual Bonus,” as defined. Also, he will be entitled to continued welfare benefits under various company plans and programs for a minimum of thirty-six months following the “Date of Termination,” as defined, as well as outplacement services and other benefits. In the event that any payments by us to or for the benefit of Mr. Donaldson (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (“Excise Tax”), then he will be entitled to an additional payment (“Gross-Up Payment”) in an amount such that, after payment by him of all taxes imposed on the Gross-Up Payment, he retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. The Change of Control Agreements also provide that no award granted under the 2004 Plan or pursuant to any other plan or arrangements maintained by us will be reduced as a result of being potentially non-deductible under Section 280G of the Internal Revenue Code.

Under the terms of the 1994 Plan and the 2004 Plan, if a “Change in Control” (as defined in each such Plan) occurs, all outstanding options and SARs held by the employee participant become immediately exercisable and any then outstanding shares of Restricted Stock, Restricted Stock Units, Deferred Stock or other stock based awards made pursuant to either plan become free of all restrictions, if any, fully vested and transferable to the full extent of the award. Also, under the 1994 Plan, for a sixty-day period following a Change in Control, unless the 1994 Plan Committee determines otherwise at the time of the award, the participant has the right to elect to surrender to us all or part of the stock options in exchange for a cash payment equal to the spread between the “Change in Control Price” (as defined in the 1994 Plan) and the option exercise price. Likewise, the 2004 Plan Committee may in its discretion make certain equitable adjustments following a change in control, including the cancellation of stock options granted under the 2004 Plan in exchange for a cash payment equal to the excess, if any, of the consideration being paid for each underlying share of common stock pursuant to the change in control transaction over the exercise price of the option.

On June 6, 2006 we entered into an amended and restated employment agreement with Mr. Chiles. As amended and restated, Mr. Chiles’ employment agreement has a term of three years beginning on June 21, 2004 (the date of his original employment agreement), and, upon each anniversary, this term will be automatically extended by successive one-year periods unless either party thereto gives appropriate notice of nonrenewal. Under the agreement, Mr. Chiles serves as President and Chief Executive Officer of our company and reports to the board of directors. Effective April 1, 2006, Mr. Chiles’ annual base salary is $486,200 and he will be eligible for an annual cash bonus, if he and our company meet certain performance targets, of up to 150% of his base salary. The company will also credit an annual amount equal to 20% of Mr. Chiles’ annual salary and bonus to Mr. Chiles pursuant to the Deferred Compensation Plan. The company will provide Mr. Chiles a ten-year term life insurance policy in the amount of $3 million payable to his designated beneficiaries. In addition, Mr. Chiles receives a car allowance of $1,500 per month. If Mr. Chiles’ employment is terminated by us without Cause or by him for Good Reason (as those terms are defined in Mr. Chiles’ employment agreement) or under certain other circumstances specified in the agreement, he will be entitled to a lump sum cash payment calculated pursuant to a formula set forth in the agreement, along with other benefits. The lump sum payment is equal to (1) if the termination occurs within two years of a Change of Control, as defined, three times the sum of Mr. Chiles” Annual Base Salary, as defined, and Highest Annual Bonus, as defined and (2) if the termination occurs at any other time, two times the sum of Mr. Chiles’ Annual Base Salary and Target Annual Bonus, as defined. The agreement also contains confidentiality, non-competition, non-employee solicitation, change-of-control and other provisions.

Mr. Elders entered into an Employment Agreement with us, effective as of February 16, 2006. The agreement has an initial term of two years, and, beginning on February 16, 2008, this term will be automatically extended by successive one-year periods unless either party gives appropriate notice. Under the agreement, Mr. Elders serves as our Executive Vice President and Chief Financial Officer and reports to our President and Chief Executive Officer. Mr. Elders’ base salary is currently set at $365,000, and he is eligible for a cash bonus, if he and our company meet certain performance targets, of up to 150% of his base salary. We will also credit an annual amount equal to 15% of Mr. Elders’ annual salary and bonus to Mr. Elders pursuant to our Deferred Compensation Plan. Upon signing the agreement, Mr. Elders received options to purchase 10,000 shares of our common stock and 10,000 Performance Accelerated Restricted Stock Units. We provide Mr. Elders with a term life insurance policy in the amount of $500,000 payable to his designated beneficiaries. In addition, Mr. Elders receives a car allowance of $1,500 per month. If Mr. Elders’ employment is terminated by us without Cause or by him for “Good Reason” (as those terms are defined in Mr. Elders’ employment agreement) or under certain other circumstances specified in Mr. Elders’ employment agreement, he will be entitled to a lump sum cash payment calculated pursuant to a formula set forth therein, along with other benefits. The agreement also contains change of control, confidentiality, non-competition, employee non-solicitation and other provisions.

On June 6, 2006, we entered into an amended and restated employment agreement with Mr. Duncan. As amended and restated, Mr. Duncan’s employment agreement has an initial term of two years beginning on January 24, 2005 (the date of his original employment agreement), and, beginning on January 24, 2007, this term will be automatically extended by successive one-year periods unless either party gives appropriate notice of nonrenewal. Under the agreement, Mr. Duncan serves as our Senior Vice President, Global Business Development and reports to our President and Chief Executive Officer. Effective April 1, 2006, Mr. Duncan’s annual base salary is $260,000 and he will be eligible for an annual cash bonus, if he and our company meet certain performance targets, of up to 100% of his base salary. We will also credit an annual amount equal to 15% of Mr. Duncan’s annual salary and bonus to Mr. Duncan pursuant to our Deferred Compensation Plan. We will provide Mr. Duncan with a term life insurance policy in the amount of $500,000 payable to his designated beneficiaries. In addition, Mr. Duncan receives a car allowance of $1,500 per month. If Mr. Duncan’s employment is terminated by us without Cause or by him for Good Reason (as those terms are defined in the agreement) or under certain other circumstances specified in the agreement, he will be entitled to a lump sum cash payment calculated pursuant to a formula set forth in the agreement, along with other benefits. The lump sum payment is equal to (1) if the termination occurs within two years of a Change of Control, as defined, two and one half times the sum of Mr. Duncan’s Annual Base Salary, as defined, and Highest Annual Bonus, as defined and (2) if the termination occurs at any other time, one and one half times the sum of Mr. Duncan’s Annual Base Salary and Target Annual Bonus, as defined. The agreement also contains confidentiality, non-competition, employee non-solicitation, change-of-control and other provisions.

Mr. Suldo entered into an Employment Agreement with us, effective as of June 1, 2005. The agreement initially has a term of two years, and, on May 31, 2007, this term will be automatically extended by successive one-year periods unless either party gives appropriate notice. Under the agreement, Mr. Suldo serves as our Senior Vice President and reports to our President and Chief Executive Officer. Mr. Suldo’s base salary is currently set at $260,000 and he will be eligible for a cash bonus, if he and our company meet certain performance targets, of up to 100% of his base salary. We will also credit an annual amount equal to 15% of Mr. Suldo’s annual salary and bonus to Mr. Suldo pursuant to the Deferred Compensation Plan. Upon signing the agreement, Mr. Suldo received options to purchase 3,700 shares of our common stock with an exercise price equal to the common stock’s closing price on the date of the grant. In addition, he received 3,700 Performance Accelerated Restricted Stock Units, the material terms of which are described in the form of Restricted Stock Unit Award Agreement filed previously. We will provide Mr. Suldo a term life insurance policy in the amount of $500,000 payable to his designated beneficiaries. If Mr. Suldo’s employment is terminated by us without Cause or by him for Good Reason (as those terms are defined in Mr. Suldo’s employment agreement) or under certain other circumstances specified in the agreement, he will be entitled to a lump sum cash payment calculated pursuant to a formula set forth therein, along with other benefits. Mr. Suldo’s Employment Agreement also contains change of control, confidentiality, non-competition, employee non-solicitation and other provisions. On March 8, 2006, Mr. Suldo’s employment agreement was amended to revise the definition of “Good Reason.”

Mr. Burman and one of our affiliates entered into an Employment Agreement, effective as of October 15, 2004. The agreement continues unless terminated by either party upon twelve months notice. The agreement also terminates when Mr. Burman attains age 60. Mr. Burman currently serves as our Senior Vice President and Managing Director of Bristow Helicopters. We pay Mr. Burman a base salary of £148,570 and he is eligible for a cash bonus, if he and our company meet certain performance targets, of up to 100% of his base salary. We also credit an annual amount equal to 12.5% of Mr. Burman’s annual salary to Mr. Burman’s retirement account pursuant to the Bristow Helicopter Group Limited Defined Contribution Retirement Plan. Mr. Burman also receives a car allowance of £908 per month and reimbursement of expenses related to membership in a local golf club.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

Security Ownership of Principal Stockholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 1, 2006 by each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock.

	Amount
	Beneficially		Percent of
Name of Beneficial Owner	Owned		Class(1)

Caledonia Investments plc(2)	1,300,000	(3)	5.5%
Cayzer House, 30 Buckingham Gate London, England SW1 E6NN
FMR Corp.	2,330,700	(4)	9.9%
82 Devonshire Street Boston, MA 02109
Dimensional Fund Advisors, Inc.	1,990,686	(5)	8.5%
1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401
Neuberger Berman, Inc.	1,610,207	(6)	6.9%
605 Third Avenue New York, NY 10158
Franklin Resources, Inc.	1,231,175	(7)	5.3%
One Parker Plaza, 9th Floor Fort Lee, NJ 07024

(1)	Percentage of our common stock outstanding as of August 1, 2006.

(2)	Does not include the 300,000 shares of mandatory convertible preferred stock Caledonia Investments plc intends to purchase in this offering.

(3)	According to a Schedule 13D/A filed on July 29, 2003, with the Securities and Exchange Commission by (1) Caledonia Investments plc (“Caledonia”) as the direct beneficial owner of 1,300,000 of such shares of common stock; and (2) The Cayzer Trust Company Limited (“Cayzer Trust”) as an indirect beneficial owner given its direct holdings of the securities of Caledonia. Caledonia and Cayzer Trust have shared voting and dispositive power over the 1,300,000 shares of common stock.

(4)	According to Schedule 13G/A filed on February 14, 2006 with the Securities and Exchange Commission, FMR Corp. has sole voting power with respect to none of such shares of common stock, sole dispositive power with respect to 2,330,700 of such shares of common stock, and beneficially owns 2,330,700 of such shares of common stock. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 2,330,700 shares of the common stock as a result of acting as investment adviser to various investment companies. The ownership of one investment company, Fidelity Low Priced Stock Fund, amounted to 2,330,700 shares of the common stock outstanding. FMR Corp., through its ultimate control of the investment company has sole power to dispose of the 2,330,700 shares owned by the investment company. FMR Corp. does not have the sole power to vote or direct the voting of the shares owned directly by the investment company, which power resides with the fund’s Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the fund’s Boards of Trustees.

(5)	According to a Schedule 13G/A filed on February 6, 2006 with the Securities and Exchange Commission, Dimensional Fund Advisors, Inc. has sole voting and dispositive power with respect to and beneficially owns all such shares of common stock.

(6)	According to a Schedule 13G/A filed on February 14, 2006 with the Securities and Exchange Commission, Neuberger Berman, Inc. has sole voting power with respect to 104,140 of such shares of common stock shared voting power with respect to 895,597 shares of common stock, shared dispositive power with respect to 1,610,207 of such shares of common stock, and beneficially owns 1,610,207 of such shares of common stock.

(7)	According to a Schedule 13G filed on February 7, 2006 with the Securities and Exchange Commission, the securities are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries (the “Adviser Subsidiaries”) of Franklin Resources, Inc. (“FRI”). Such advisory contracts grant to such Adviser Subsidiaries all investment and/or voting power over the securities owned by such advisory clients. Franklin Advisory Services, LLC, has sole voting power with respect to 1,213,700 shares of common stock and sole dispositive power with respect to 1,215,200 shares of common stock. Fiduciary Trust Company International has sole voting and dispositive power with respect to 15,975 shares of common stock.

Security Ownership of Directors, Nominees and Executive Officers

The following table shows, as of August 10, 2006, certain information with respect to beneficial ownership of our common stock by (1) each director or nominee, (2) each of the executive officers named in the Summary Compensation Table under “Management — Executive Officer Compensation” of this prospectus and (3) all of our directors, nominees and executive officers as a group:

	Amount
	Beneficially		Title of	Percent of
Name of Beneficial Owner	Owned(1)		Class	Class(2)

Thomas N. Amonett	5,000		Common	*
Charles F. Bolden, Jr.	—		Common	*
Peter N. Buckley	1,327,000	(3)	Common	5.7%
Richard D. Burman	8,000		Common	*
Stephen J. Cannon	10,000		Common	*
Jonathan H. Cartwright	1,327,000	(3)	Common	5.7%
William E. Chiles	50,000		Common	*
Bill D. Donaldson	38,667		Common	*
Mark B. Duncan	4,000		Common	*
Perry L. Elders	—		Common	*
Michael A. Flick	6,000		Common	*
Thomas C. Knudson	10,000		Common	*
Michael R. Suldo	20,916		Common	*
Ken C. Tamblyn	18,000		Common	*
Robert W. Waldrup	34,000		Common	*
All Directors, Nominees and Executive Officers as a Group (21 persons)(3)	1,577,975			6.7%

*	Less than 1%.

(1)	Based on information as of August 10, 2006 supplied by directors, nominees and executive officers. Unless otherwise indicated, all shares are held by the named individuals with sole voting and investment power. Stock ownership described in the table includes for each of the following directors or executive officers options to purchase within 60 days after August 10, 2006 the number of shares of common stock indicated after such director’s or executive officer’s name: Thomas N. Amonett — 5,000 shares; Peter N. Buckley — 27,000 shares; Richard Burman — 8,000 shares; Stephen J. Cannon — 10,000 shares; Jonathan H. Cartwright — 27,000 shares; William E. Chiles — 50,000 shares; Bill Donaldson — 38,667 shares; Mark B. Duncan — 4,000 shares; Michael A. Flick — 5,000 shares; Thomas C. Knudson — 10,000 shares; Michael R. Suldo — 20,899 shares; Ken C. Tamblyn — 17,000 shares; and Robert W. Waldrup — 19,000 shares. Our directors, nominees for director and executive officers, as a group, held options to purchase 260,631 shares of our common stock which may be acquired within 60 days after the Record Date. Also includes 344 shares of common stock which were vested at August 10, 2006, under our Employee Savings and Retirement Plan (the “401(k) Plan”). Shares held in the 40l(k) Plan are voted by the trustee.

(2)	Percentages of our common stock outstanding as of August 1, 2006.

(3)	Because of the relationship of Messrs. Buckley and Cartwright to Caledonia, Messrs. Buckley and Cartwright may be deemed indirect beneficial owners of the 1,300,000 shares of common stock owned by Caledonia (see “Holdings of Principal Stockholders”). Pursuant to Rule 16a-1(a)(3), both Mr. Buckley and Mr. Cartwright are reporting indirect beneficial ownership of the entire amount of our securities owned by Caledonia. Messrs. Buckley and Cartwright disclaim beneficial ownership of the securities owned by Caledonia.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

On December 19, 1996, we acquired 49% of the common stock and other significant economic interest in Bristow Aviation, a U.K. corporation, which holds all of the outstanding shares in Bristow Helicopters, pursuant to a Master Agreement dated December 12, 1996, among CIS, us and certain other persons (the “Master Agreement”). As a result primarily of that transaction, CIS became the beneficial owners of 1,752,754 shares of our common stock. The Master Agreement provides that so long as CIS owns (1) at least 1,000,000 shares of our common stock or (2) at least 49% of the total outstanding ordinary shares of Bristow Aviation, CIS will have the right to designate two persons for nomination to our board of directors and to replace any directors so nominated. Pursuant to the Master Agreement, CIS designated Peter N. Buckley and Jonathan H. Cartwright for nomination to our board of directors, and they were duly elected in February 1997. Mr. Buckley is the Chairman of the board of directors and Mr. Cartwright is the Financial Director of Caledonia Investments, plc (“Caledonia”), which was then the holder of all the outstanding stock of CIS. On December 4, 2002, CIS: (1) sold to Caledonia all its holdings of our common stock and our 6% Convertible Subordinated Notes (the “6% Notes”) and (2) transferred to Caledonia all of its rights and obligations under the Master Agreement and related documents. On July 29, 2003, we redeemed the 6% Notes with a portion of the proceeds from our sale of $230.0 million principal amount of Senior Notes. This reduced the amount of our common stock beneficially owned by Caledonia to 1,300,000 shares (see “Security Ownership of Principle Stockholders and Management”).

The 1996 transaction also included certain executory obligations of the parties that remain in effect between us and Caledonia and its affiliates, certain of which are described below. All such obligations were the result of arms’ length negotiations between the parties that were concluded before Messrs. Buckley and Cartwright were nominated or elected to our board of directors and are, in our view, fair and reasonable to us.

In connection with the Bristow Aviation transaction, we and Caledonia also entered into a Put/Call Agreement whereunder, upon giving specified prior notice, we have the right to buy all the Bristow Aviation shares held by Caledonia, who, in turn, has the right to sell such shares to us. Under the current English law, we would be required, in order for Bristow Aviation to retain its operating license, to find a qualified European Union investor to own any Bristow Aviation shares we have a right or obligation to acquire pursuant to the Put/Call Agreement. Any such investor will be subject to the approval of the Civil Aviation Authority.

Caledonia intends to purchase an aggregate of 300,000 shares of mandatory convertible preferred stock in this offering at a price equal to the public offering price. The underwriters will receive no discount or commission on the sale of these 300,000 shares of mandatory convertible preferred stock to Caledonia.

In connection with the Bristow Aviation transaction, we acquired £91.0 million (approximately $144.0 million) in principal amount of 13.5% subordinated unsecured loan stock (debt) of Bristow Aviation. Bristow Aviation had the right and elected to defer payment of interest on the loan stock. Any deferred interest also accrues interest at an annual rate of 13.5%. With our agreement, no interest payments have been made through June 30, 2006.

In January 1998, we loaned £50.0 million (approximately $84.0 million) to Bristow Helicopters to refinance certain of its indebtedness. The loan matures on January 15, 2008 and bears interest at an annual rate of 8.335%. In December 2002, Bristow Helicopters advanced to us $10.0 million under a demand note that bears interest at an annual rate of 8.335%. In March 2004, Bristow Helicopters advanced to us $11.4 million under a demand note. This amount was repaid to Bristow Helicopters in June 2004. In December 2005, Bristow Helicopters advanced to us $15 million under a demand note that bears interest at an annual rate of 8.335%, of which $10.5 million was repaid March 2006. In June 2006 and July 2006, Bristow Helicopters advanced us $5.0 million under demand notes that bear interest at an annual rate of 8.335%.

During fiscal years 2004, 2005 and 2006, we leased approximately 24, 27 and 27 aircraft, respectively, to Bristow Aviation and received total lease payments of approximately $15.5 million, $17.7 million and $19.8 million, respectively. During fiscal 2004, 2005 and 2006, Bristow Aviation leased approximately five, four and four aircraft, respectively, to us, and we paid total lease payments of $3.0 million, $2.4 million and $3.2 million, respectively. During first quarters 2006 and 2007, we leased approximately 28 and 32 aircraft, respectively, to Bristow Aviation and received total lease payments of approximately $4.8 million and $5.3 million, respectively. During first quarters 2006 and 2007, Bristow Aviation leased approximately four and five aircraft, respectively, to us, and we paid total lease payments of $0.5 million and $1.6 million, respectively.

The foregoing transactions with Bristow Aviation are eliminated for financial reporting purposes in consolidation.

In March 2004, we prepaid a portion of the put/call option price to Caledonia, representing the amount of guaranteed return since inception, amounting to $11.4 million. In consideration of this, the shareholders of Bristow Aviation agreed to reduce the guaranteed return factor used in calculating the put/call option price, effective April 1, 2004, from 12% per annum to LIBOR plus 3%. In May 2004, we acquired eight million shares of deferred stock, essentially a subordinated class of stock with no voting rights, from Bristow Aviation for £1 per share ($14.4 million in total). Bristow Aviation used these proceeds to redeem £8 million ($14.4 million) of its ordinary share capital at par value on a pro rata basis from all its outstanding shareholders, including us. The result of these changes will be to reduce the cost of the guaranteed return to the other shareholders by $2.3 million on an annual basis.

Beginning in September 2004, we began paying to Caledonia the amount of guaranteed return on the put/call on a quarterly basis. In fiscal 2006, the amount paid to Caledonia was £72,141 ($128,887) representing the amount due from January 1, 2005 to December 31, 2005. Subsequent to March 31, 2006, we have paid to Caledonia £16,858 ($29,655) representing the amount due from January 1, 2006 to March 31, 2006.

DESCRIPTION OF MANDATORY CONVERTIBLE PREFERRED STOCK

The following is a summary of certain provisions of the certificate of designation for our  % Mandatory Convertible Preferred Stock (which we will refer to as the “mandatory convertible preferred stock”). A copy of the certificate of designation and the form of mandatory convertible preferred stock share certificate are available upon request from us at the address set forth under “Where You Can Find More Information.” The following summary of the terms of mandatory convertible preferred stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the terms the “company,” “us,” “we” or “our” refer to Bristow Group Inc. and not any of its subsidiaries.

General

Under our certificate of incorporation, our board of directors is authorized, without further shareholder action, to issue up to 8,000,000 shares of preferred stock, par value $.01 per share, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. The board of directors has also authorized the issuance of up to 1,000,000 shares of Series A Junior Participating Preferred Stock in connection with the adoption of our stockholder rights plan in February 1996 (as amended, the “Rights Agreement”). None of these shares are currently outstanding. At the consummation of this offering, we will issue 4,000,000 shares of mandatory convertible preferred stock. In addition, we have granted the underwriters an option to purchase up to 600,000 additional shares in accordance with the procedures set forth in “Underwriting.” Please read “Description of Capital Stock.”

When issued, the mandatory convertible preferred stock and any common stock issued upon the conversion of the mandatory convertible preferred stock will be fully paid and nonassessable. The holders of the mandatory convertible preferred stock will have no preemptive or preferential right to purchase or subscribe to our stock, obligations, warrants or other securities of any class. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of both the mandatory convertible preferred stock and common stock is Mellon Investor Services LLC.

Ranking

The mandatory convertible preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

•	senior to our common stock and to the Series A Junior Participating Preferred Stock and each other class of capital stock or series of preferred stock established after the original issue date of the mandatory convertible preferred stock (which we will refer to as the “Issue Date”), the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the mandatory convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Junior Stock”);

•	on parity with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the mandatory convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Parity Stock”); and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the mandatory convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Senior Stock”).

While any shares of mandatory convertible preferred stock are outstanding, we may not authorize or issue any class or series of Senior Stock (or any security convertible into Senior Stock) without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of mandatory convertible preferred stock and any class or series of Parity Stock then outstanding having similar voting rights, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of its outstanding shares. Without the consent of any holder of mandatory convertible preferred stock, however, we may authorize, increase the authorized amount of, or issue any class or series of Parity Stock or Junior Stock. See “— Voting Rights” below.

Dividends

Holders of shares of mandatory convertible preferred stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative dividends in cash at the rate per annum of  % per share on the liquidation preference thereof of $50 per share of mandatory convertible preferred stock (equivalent to $      per annum per share). Dividends on the mandatory convertible preferred stock will be payable quarterly on March 15, June 15, September 15 and December 15 of each year up to and including the mandatory conversion date, commencing December 15, 2006 (each, a “Dividend Payment Date”) at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Issue Date, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Dividends will be payable to holders of record as they appear on our stock register on the immediately preceding March 1, June 1, September 1 and December 1 (each, a “Record Date”). Accumulations of dividends on shares of mandatory convertible preferred stock do not bear interest. Dividends payable on the mandatory convertible preferred stock for any period other than a full dividend period (based upon the number of days elapsed during the period) are computed on the basis of a 360-day year consisting of twelve 30-day months. The initial dividend on the mandatory convertible preferred stock for the first dividend period, assuming the issue date is          , 2006, will be $      per share and will be payable, when and if declared on December 15, 2006. Each subsequent quarterly dividend on the mandatory convertible preferred stock, when and if declared, will be $      per share, subject to adjustments for stock splits, contributions, reclassifications or other similar events involving our mandatory convertible preferred stock.

No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the mandatory convertible preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid upon all outstanding shares of mandatory convertible preferred stock.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the mandatory convertible preferred stock, is limited by the terms of our outstanding indebtedness. For example, our Credit Facilities currently limit our ability to pay cash dividends on our preferred stock to $20 million annually. In addition, our ability to declare and pay dividends may be limited by applicable Delaware law. See “Risk Factors — We may not be able to pay cash dividends on the mandatory convertible preferred stock.”

Payment Restrictions

Unless all accrued, cumulated and unpaid dividends on the mandatory convertible preferred stock for all past quarterly dividend periods shall have been paid in full, or shall have been declared and a sum sufficient for the payment thereof set aside, we will not:

•	declare or pay any dividend or make any distribution of assets on any Junior Stock, other than dividends or distributions in the form of Junior Stock and cash solely in lieu of fractional shares in connection with any such dividend or distribution;

•	redeem, purchase or otherwise acquire any shares of Junior Stock or pay or make any monies available for a sinking fund for such shares of Junior Stock, other than (A) upon conversion or exchange for other Junior Stock, (B) redemptions or purchases of any Series A Junior Participating

Preferred Stock purchase rights or (C) the purchase of fractional interests in shares of any Junior Stock pursuant to the conversion or exchange provisions of such shares of Junior Stock;

•	redeem, purchase or otherwise acquire any shares of Parity Stock, except upon conversion into or exchange for other Parity Stock or Junior Stock and cash solely in lieu of fractional shares in connection with any such conversion or exchange, provided, however, that in the case of a redemption, purchase or other acquisition of Parity Stock upon conversion into or exchange for shares of other Parity Stock (A) the aggregate amount of the liquidation preference of such other Parity Stock does not exceed the aggregate amount of the liquidation preference, plus accrued, cumulated and unpaid dividends, of the shares of Parity Stock that are converted into or exchanged for such other shares of Parity Stock, (B) the aggregate number of shares of our common stock issuable upon conversion, redemption or exchange of such other Parity Stock does not exceed the aggregate number of shares of our common stock issuable upon conversion, redemption or exchange of the shares of Parity Stock that are converted into or exchanged for such other shares of Parity Stock and (C) such other shares of Parity Stock contain terms and conditions (including, without limitation, with respect to the payment of dividends, dividend rates, liquidation preferences, voting and representation rights, payment restrictions, anti-dilution rights, change of control rights, covenants, remedies and conversion and redemption rights) that are not in the good faith judgment of our board of directors materially less favorable, taken as a whole, to us or the holders of the mandatory convertible preferred stock than those contained in the shares of Parity Stock that are converted or exchanged for such other shares of Parity Stock.

Redemption

The mandatory convertible preferred stock will not be redeemable, except that we may redeem our mandatory convertible preferred stock to the extent necessary for us to comply with any present or future requirements of the Federal Aviation Act. See “Description of Capital Stock — Certificate of Incorporation and Bylaws — Foreign Ownership.”

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, subject to the rights of holders of any outstanding Senior Stock or Parity Stock, each holder of mandatory convertible preferred stock will be entitled to receive and to be paid out of our assets available for distribution to our shareholders, before any payment or distribution is made to holders of Junior Stock (including common stock), a liquidation preference in the amount of $50 per share of the mandatory convertible preferred stock (subject to adjustment for stock splits, combinations, reclassifications or other similar events involving the mandatory convertible preferred stock), plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the mandatory convertible preferred stock and all Parity Stock are not paid in full, the holders of the mandatory convertible preferred stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the mandatory convertible preferred stock, as such, will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificate of designation will not contain any provision requiring funds to be set aside to protect the liquidation preference of the mandatory convertible preferred stock even though it is substantially in excess of the par value thereof.

Voting Rights

The holders of the mandatory convertible preferred stock will have no voting rights except as set forth below or as otherwise required by Delaware law from time to time.

If dividends on the mandatory convertible preferred stock or any other Parity Stock having similar voting rights that are exercisable are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the mandatory convertible preferred stock, voting as a single class with any such Parity Stock, will be entitled at our next regular or special meeting of shareholders to elect two additional directors to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the mandatory convertible preferred stock or any such Parity Stock has been paid in full.

In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding mandatory convertible preferred stock and any class or series of Parity Stock having similar voting rights, voting as a single class, will be required for the authorization or issuance of any class or series of Senior Stock (or any security convertible into Senior Stock). The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding mandatory convertible preferred stock will be required for amendments to our certificate of incorporation or any certificate of designation, whether by merger, consolidation, combination or otherwise, that would affect adversely the powers, preferences or special rights of holders of the mandatory convertible preferred stock. The certificate of designation will provide that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of Parity Stock or Junior Stock will not require the consent of the holders of the mandatory convertible preferred stock, and will not be deemed to adversely affect the powers, preferences or special rights of the holders of the mandatory convertible preferred stock. In addition, the certificate of designation will provide that any amendment, alteration or repeal of any of the provisions of our certificate of incorporation occurring in connection with any merger or consolidation of us of the type described in clause (a) of the definition of reorganization event (as defined below) or any statutory exchange of our securities with another person (other than in connection with a merger or acquisition) of the type described in clause (d) of the definition of reorganization event shall be deemed not to adversely affect the rights of the holders of our mandatory convertible preferred stock, provided that, subject to a holder’s right to convert its shares of our mandatory convertible preferred stock following the occurrence of a cash acquisition (as defined below), in the event that we do not survive the transaction, the shares of our mandatory convertible preferred stock will become shares of the successor person, having in respect of such successor person the same rights, preferences or voting powers of the holders of our mandatory convertible preferred stock immediately prior to the consummation of such merger, consolidation, or statutory exchange and shall be convertible into the kind and amount of net cash, securities and other property as determined in accordance with the provisions governing reorganization events as described below, provided further that following any such merger, consolidation or statutory exchange, such successor person shall succeed to and be substituted for us with respect to, and may exercise all of our rights and powers under, the mandatory convertible preferred stock.

In all cases in which the holders of mandatory convertible preferred stock shall be entitled to vote, each share of mandatory convertible preferred stock shall be entitled to one vote. Where the holders of our mandatory convertible preferred stock are entitled to vote as a class with holders of any class or series of Parity Stock, each class or series shall have the number of votes proportionate to the aggregate liquidation preference of its outstanding shares.

Upon written request to our corporate secretary by holders of shares representing at least 25% of the voting power of the mandatory convertible preferred stock and any class or series of Parity Stock, considered as a single class, a special meeting of such stockholders shall be held on the earliest practicable date upon notice required for annual meetings of stockholders. Notwithstanding the foregoing, no such meeting shall be called during the 60-day period immediately preceding the date fixed for the next annual meeting of stockholders, in which case the election of directors by the holders of shares of the mandatory convertible preferred stock and Parity Stock shall be held at such annual meeting of stockholders.

The voting rights of our mandatory convertible preferred stock may be suspended to the extent necessary for us to comply with any present or future requirements of the Federal Aviation Act. See “Description of Capital Stock — Certificate of Incorporation and Bylaws — Foreign Ownership.”

Mandatory Conversion

Each share of the mandatory convertible preferred stock, unless previously converted, will automatically convert on September 15, 2009, which we call the “mandatory conversion date,” into a number of shares of common stock equal to the conversion rate described below. In addition to the common stock issuable upon conversion of each share of mandatory convertible preferred stock on the mandatory conversion date, holders will have the right to receive an amount in cash equal to all accrued, cumulated and unpaid dividends on the mandatory convertible preferred stock, whether or not declared prior to that date, for the then-current dividend period until the mandatory conversion date and all prior dividend periods (other than previously declared dividends on the mandatory convertible preferred stock payable to holders of record as of a prior date), provided that we are legally permitted to pay such dividends at such time.

The conversion rate, which is the number of shares of common stock issuable upon conversion of each share of mandatory convertible preferred stock on the applicable conversion date, will, subject to adjustment as described under “— Anti-dilution Adjustments” below, be as follows:

•	if the applicable market value (as defined below) of our common stock is equal to or greater than $ , which we call the “threshold appreciation price,” then the conversion rate will be shares of common stock per share of mandatory convertible preferred stock (the “minimum conversion rate”), which is equal to $50 divided by $ (the threshold appreciation price);

•	if the applicable market value of our common stock is less than $ (the threshold appreciation price) but greater than $ , which we call the “initial price,” then the conversion rate will be equal to $50 divided by the applicable market value of our common stock; or

•	if the applicable market value of our common stock is less than or equal to $ (the initial price), then the conversion rate will be shares of common stock per share of mandatory convertible preferred stock (the “maximum conversion rate”), which is equal to $50 divided by $ (the initial price).

We refer to the minimum conversion rate and the maximum conversion rate together as the “fixed conversion rates.”

Accordingly, assuming that the market price of our common stock on the mandatory conversion date is the same as the applicable market value, the aggregate market value of the shares of common stock you receive upon conversion will be:

•	greater than the liquidation preference of the mandatory convertible preferred stock if the applicable market value is greater than the threshold appreciation price,

•	equal to the liquidation preference if the applicable market value is less than or equal to the threshold appreciation price and greater than or equal to the initial price, and

•	less than the liquidation preference if the applicable market value is less than the initial price.

“Applicable market value” means the average of the closing prices per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the mandatory conversion date. The “initial price” is the closing price of our common stock on the NYSE on          , 2006. The threshold appreciation price represents an approximately  % appreciation over the initial price.

The “closing price” of our common stock or any securities distributed in a spin-off, as the case may be, on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of shares of our common stock or such other securities on the New York Stock Exchange on that date. If our common stock or such other securities are not traded on the New York Stock Exchange on any date of determination, the closing price of our common stock or such other securities on any date of determination means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which our common stock or such other securities are so listed or quoted, or if our common stock or such other securities not so listed or quoted on a U.S. national or regional securities exchange, as reported by the Nasdaq stock market, or, if no closing price for our common stock or such other securities are so reported, the last quoted bid price for our common stock or such other securities are in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or, if that bid price is not available, the market price of our common stock or such other securities are on that date as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

A “trading day” is a day on which shares of our common stock:

•	are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and

•	has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of our common stock.

For purposes of this prospectus, all references herein to the closing price of our common stock on the New York Stock Exchange shall be such closing price as reflected on the website of the New York Stock Exchange (www.nyse.com) and as reported by Bloomberg Professional Service; provided that in the event that there is a discrepancy between the closing sale price as reflected on the website of the New York Stock Exchange and as reported by Bloomberg Professional Service, the closing sale price on the website of the New York Stock Exchange shall govern.

Conversion

Conversion into shares of common stock will occur on the mandatory conversion date, unless:

•	we have caused the conversion of the mandatory convertible preferred stock prior to the mandatory conversion date in the manner described in “— Provisional Conversion at Our Option”; or

•	you have converted your shares of mandatory convertible preferred stock prior to the mandatory conversion date, in the manner described in “— Conversion at the Option of the Holder” or “— Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount.”

On the mandatory conversion date certificates representing shares of our common stock will be issued and delivered to you or your designee upon presentation and surrender of the certificate evidencing the mandatory convertible preferred stock, if shares of the mandatory convertible preferred stock are held in certificated form, and compliance with some additional procedures.

The person or persons entitled to receive the shares of common stock issuable upon conversion of the mandatory convertible preferred stock will be treated as the record holder(s) of such shares as of the close of business on the applicable conversion date. Prior to the close of business on the applicable conversion date, the shares of common stock issuable upon conversion of the mandatory convertible preferred stock will not be deemed to be outstanding for any purpose, and you will have no rights with respect to such shares of common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the common stock, by virtue of holding the mandatory convertible preferred stock.

Provisional Conversion at Our Option

Prior to the mandatory conversion date, if the closing price per share of our common stock has exceeded 150% of the threshold appreciation price, or $     , subject to anti-dilution adjustments, for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date that we notify you of the optional conversion, we may, at our option, cause the conversion of all, but not less than all, of the shares of mandatory convertible preferred stock then outstanding into our common stock. Such conversion shall be made at the minimum conversion rate of           shares of common stock for each share of mandatory convertible preferred stock, subject to adjustment as described under “— Anti-dilution Adjustments” below. We will provide a notice of such conversion to each holder of mandatory convertible preferred stock by mail and issue a press release and publish such information on our website; provided that the failure to issue such press release or publish such information on our website will not act to prevent or delay such conversion. The date specified in such notice for the optional conversion shall be at least 30 days but no more than 60 days from the date of such notice. We will be able to cause this conversion only if, in addition to issuing you the shares of common stock as described above, we are then legally permitted to, and do, pay you in cash (i) an amount equal to any accrued, cumulated and unpaid dividends on your shares of mandatory convertible preferred stock then outstanding, whether or not declared (other than previously declared dividends on your shares of mandatory convertible preferred stock payable to holders of record as of a prior date), plus (ii) the present value of all remaining future dividend payments on your shares of mandatory convertible preferred stock through and including September 15, 2009. The present value of the remaining future dividend payments will be computed using a discount rate equal to     %.

Conversion at the Option of the Holder

Holders of the mandatory convertible preferred stock have the right to convert the mandatory convertible preferred stock, in whole or in part, at any time prior to the mandatory conversion date, into shares of our common stock at the minimum conversion rate of           shares of common stock per share of mandatory convertible preferred stock, subject to adjustment as described under “— Anti-dilution Adjustments” below.

In addition to the number of shares of common stock issuable upon conversion of each share of mandatory convertible preferred stock at the option of the holder on the effective date of any early conversion (herein referred to as the early conversion date), each converting holder will have the right to receive an amount in cash equal to all accrued, cumulated and unpaid dividends on such converted share(s) of mandatory convertible preferred stock, whether or not declared prior to that date, for the portion of the then current dividend period until the early conversion date and all prior dividend periods (other than previously declared dividends on our mandatory convertible preferred stock payable to holders of record as of a prior date), provided that we are then legally permitted to pay such dividends. Except as described above, upon any optional conversion of our mandatory convertible preferred stock, we will make no payment or allowance for unpaid dividends on our mandatory convertible preferred stock.

Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount

General.  If a cash acquisition (as defined below) occurs, we will provide for the conversion of shares of our mandatory convertible preferred stock and a cash acquisition dividend make-whole amount (as defined below) by:

•	permitting holders to submit their shares of our mandatory convertible preferred stock for conversion at any time during the period (the “cash acquisition conversion period”) beginning on the date that is 15 days prior to the anticipated effective date of such cash acquisition and ending on the date that is 15 days after the actual effective date (the “effective date”) at the conversion rate (the “cash acquisition conversion rate”) specified in the table below; and

•	paying converting holders an amount equal to the sum of (a) any accumulated and unpaid dividends on their shares of our mandatory convertible preferred stock plus (b) the present value of all remaining dividend payments on their shares of mandatory convertible preferred stock through and including the mandatory conversion date, calculated as set forth below (subject to our ability to satisfy the make-whole amount by increasing the number of shares to be issued on conversion).

We will notify holders, at least 20 days prior to the anticipated effective date of such cash acquisition, of the anticipated effective date of such transaction. In the case of a “public acquirer change of control” (see “— Public Acquirer Change of Control” below), if we elect that the right of the holder to convert each share of mandatory convertible preferred stock will be changed into a right to convert such share into a number of shares of “acquirer common stock” as described under “— Public Acquirer Change of Control” below, such notice will indicate such election.

Cash Acquisition Conversion Rate.  The following table sets forth the cash acquisition conversion rate per share of mandatory convertible preferred stock for each hypothetical stock price and effective date set forth below:

Effective Date	Stock Price on Effective Date

September , 2006
September 15, 2007
September 15, 2008
September 15, 2009

A “cash acquisition” will be deemed to have occurred at such time after the original issuance of the mandatory convertible preferred stock upon the consummation of any acquisition (whether by means of a liquidation, share exchange, tender offer, consolidation, recapitalization, reclassification, merger of us or any sale, lease or other transfer of the consolidated assets of ours and our subsidiaries) or a series of related transactions or events pursuant to which all or substantially all of our common stock is exchanged for, converted into or constitutes solely the right to receive cash, securities or other property more than 10% of which consists of cash, securities or other property that are not, or upon issuance will not be, traded on the NYSE or quoted on the Nasdaq National Market.

The cash acquisition conversion rate will be determined by reference to the table above and is based on the effective date and the price (the “stock price”) paid per share of our common stock in such transaction. If the holders of our common stock receive only cash in the cash acquisition, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the average of the closing price per share of our common stock on the 10 trading days up to but not including the effective date.

The stock prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the fixed conversion rates of our mandatory convertible preferred stock are adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the minimum conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the minimum conversion rate as so adjusted. Each of the conversion rates in the table will be subject to adjustment in the same manner as each fixed conversion rate as set forth under “— Anti-dilution Adjustments.”

The exact stock price and effective dates may not be set forth on the table, in which case:

1. if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the cash acquisition conversion rate will be determined by straight-line interpolation between the cash acquisition conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

2. if the stock price is in excess of $      per share (subject to adjustment as described above), then the cash acquisition conversion rate will be the minimum conversion rate, subject to adjustment; and

3. if the stock price is less than $      per share (subject to adjustment as described above), then the cash acquisition conversion rate will be the maximum conversion rate, subject to adjustment.

Cash Acquisition Dividend Make-Whole Payment.  For any shares of mandatory convertible preferred stock that are converted during the cash acquisition conversion period, in addition to the shares of common stock issued upon conversion, we must, in our sole discretion, either (a) pay you in cash, the sum of (which we refer to as the “cash acquisition dividend make-whole amount”) (1) an amount equal to any accumulated and unpaid dividends on your shares of our mandatory convertible preferred stock, whether or not declared, plus (2) the present value of all remaining dividend payments on your shares of mandatory convertible preferred stock through and including the mandatory conversion date, in each case, out of legally available assets, or (b) increase the number of shares of our common stock to be issued on conversion by an amount equal to the cash acquisition dividend make-whole amount, divided by the stock price of shares of our common stock. The present value of the remaining dividend payments will be computed using a discount rate equal to  %. For purposes of the preceding sentence, the “stock price” of shares of our common stock, on any date of determination means the average of the closing prices of our common stock for each of the ten consecutive trading days (appropriately adjusted to take into account the occurrence during such period of stock splits and similar events) ending on the effective date.

Our obligation to deliver shares at the cash acquisition conversion rate and pay the cash acquisition dividend make-whole amount could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Public Acquirer Change of Control.  Notwithstanding the foregoing, and in lieu of permitting conversion at the cash acquisition conversion rate and paying the cash acquisition dividend make whole amount as set forth above, in the case of a “public acquirer change of control” (as defined below) we may elect that the right to convert a share of mandatory convertible preferred stock will be changed into a right to convert such share into a number of shares of “acquirer common stock” (as defined below). Each fixed conversion rate following the effective date of such transaction will be a number of shares of acquirer common stock equal to the product of:

•	such fixed conversion rate in effect immediately prior to the effective date of such public acquirer change of control, multiplied by

•	the average of the quotients obtained, for each trading day in the 10 consecutive trading-day period commencing on the trading day next succeeding the effective date of such public acquirer change of control (the “valuation period”), of:

(i)	the “acquisition value” (as defined below) of our common stock on each such trading day in the valuation period, divided by

(ii)	the closing sale price of the acquirer common stock on each such trading day in the valuation period.

In addition to the adjustments to the fixed conversion rates, a corresponding adjustment will be made to the threshold appreciation price and the initial price. The “acquisition value” of our common stock means, for each trading day in the valuation period, the value of the consideration paid per share of our common stock in connection with such public acquirer change of control, in an amount equal to the face amount of such cash, the closing sale price of such acquirer common stock on each such trading day, and the fair market value of any other security, asset or property on each such trading day, as determined by two independent nationally recognized investment banks selected by the transfer agent for this purpose, as the case may be.

After the adjustment of the fixed conversion rates in connection with a public acquirer change of control, the conversion rates will be subject to further similar adjustments in the event that any of the events described above occur thereafter.

A “public acquirer change of control” is any cash acquisition where the acquirer of a majority of our common stock or the person formed by or surviving such cash acquisition, or any entity that is a direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of such acquirer’s capital stock that are entitled to vote generally in the election of directors, but in each case other than us, has a class of common stock traded on the New York Stock Exchange or quoted on the Nasdaq Global Select Market or Nasdaq Global Market. We refer to such acquirer’s or other entity’s class of common stock traded on the New York Stock Exchange or quoted on the Nasdaq Global Select Market or Nasdaq Global Market as the “acquirer common stock.”

Fractional Shares

No fractional shares of our common stock will be issued to holders of our mandatory convertible preferred stock upon conversion. In lieu of any fractional common share otherwise issuable in respect of the aggregate number of shares of our mandatory convertible preferred stock of any holder that are converted, that holder will be entitled to receive an amount in cash (computed to the nearest cent) equal to the same fraction of:

•	in the case of mandatory conversion, an early conversion at our option or a cash acquisition conversion, the average of the daily closing price per common share for each of the five consecutive trading days preceding the trading day immediately preceding the date of conversion; or

•	in the case of each early conversion at the option of a holder, the closing price per common share determined as of the second trading day immediately preceding the effective date of conversion.

If more than one share of our mandatory convertible preferred stock is surrendered for conversion at one time by or for the same holder, the number of full shares of our common stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of our mandatory convertible preferred stock so surrendered.

Anti-dilution Adjustments

Each fixed conversion rate and the number of shares of common stock to be delivered upon conversion will be adjusted if:

(1) We pay dividends (and other distributions) on our common stock in shares of common stock.

(2) We issue to all holders of our common stock rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 days from the date of issuance of such rights or warrants, to subscribe for or purchase our shares of common stock at less than the “current market price,” as defined below, of our common stock on the date fixed for the determination of shareholders entitled to receive such rights or warrants.

(3) We subdivide, split or combine our common stock.

(4) We distribute to all holders of our common stock evidences of our indebtedness, shares of capital stock, securities, cash or other assets (excluding any dividend or distribution covered by clauses (1) or (3) above, any rights or warrants referred to in (2) above, any dividend or distribution paid exclusively in cash, any consideration payable in connection with a tender or exchange offer made by us or any of our subsidiaries, and any dividend of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of certain spin-off transactions as described below), in which event each fixed conversion rate in effect immediately prior to the close of business on the date fixed for the determination of shareholders entitled to receive such distribution will be multiplied by a fraction,

•	the numerator of which is the current market price per share of our common stock on the date fixed for determination, and

•	the denominator of which is the current market price per share of our common stock on the date fixed for determination minus the fair market value, as determined by our board of directors, except as described in the following paragraph, of the portion of the evidences of indebtedness, shares, securities, cash or other assets so distributed applicable to one share of common stock.

In the event that we make a distribution to all holders of shares of our common stock consisting of capital stock of, or similar equity interests in, or relating to a subsidiary or other business unit of ours (herein referred to as a “spin-off”), each fixed conversion rate will be adjusted by multiplying such conversion rate in effect immediately prior to the close of business on the date fixed for the determination of shareholders entitled to receive such distribution by a fraction, the numerator of which is the current market price per share of our common stock as of the fifteenth trading day after the “ex-date” for such distribution, plus the fair market value of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock as of the fifteenth trading day after the “ex-date” for such distribution, and the denominator of which is the current market price per share of our common stock, in each case as of the fifteenth trading day after the “ex-date” for such distribution.

(5) We make a distribution consisting exclusively of cash to all holders of our common stock, excluding (a) any cash that is distributed in a reorganization event (as described below) or as part of a distribution referred to in clause (4) above, (b) any dividend or distribution in connection with our liquidation, dissolution or winding up, and (c) any consideration payable in connection with a tender or exchange offer made by us or any of our subsidiaries, in which event, each fixed conversion rate in effect immediately prior to the close of business on the date fixed for determination of the holders of our common stock entitled to receive such distribution will be multiplied by a fraction;

•	the numerator of which will be the current market price of our common stock on the date fixed for such determination; and

•	the denominator of which will be the current market price of our common stock on the date fixed for such determination less the amount per share of such dividend or distribution.

(6) We or any of our subsidiaries successfully complete a tender or exchange offer for our common stock to the extent that the cash and the value of any other consideration included in the payment per share of our common stock exceeds the current market price per share of our common stock on the seventh trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event each fixed conversion rate in effect immediately prior to the opening of business on the eighth trading day after the date of expiration of the tender or exchange offer will be multiplied by a fraction:

•	the numerator of which shall be equal to (A) the product of (I) the current market price per share of our common stock on the seventh trading day after the date of expiration of the tender or exchange offer multiplied by (II) the number of shares of common stock outstanding (including any shares validly tendered and not withdrawn) less the number of all shares validly tendered and not withdrawn as of the expiration time at such time plus (B) the amount of cash plus the fair market value, as determined by our board of directors, of the aggregate consideration payable for all the shares of common stock purchased in such tender or exchange offer, and

•	the denominator of which will be the product of the number of shares of common stock outstanding (including any shares validly tendered and not withdrawn) and the current market price per share of common stock on the seventh trading day after the expiration of the tender or exchange offer.

(7) To the extent that we have a rights plan in effect with respect to our common stock on any conversion date, upon conversion of any shares of the mandatory convertible preferred stock, you will receive, in addition to shares of our common stock, the rights under the rights plan, unless, prior to such conversion date, the rights have separated from shares of our common stock, in which case each fixed conversion rate will be adjusted at the time of separation as if we made a distribution to all holders of shares of our common stock as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights. In lieu of any such adjustment, we may amend our stockholder rights plan to provide that upon conversion of our mandatory convertible preferred stock, the holders will receive, in addition to shares of our common stock issuable upon such conversion, the rights that would have attached to such common stock if the rights had not been separated from our common stock under our stockholder rights plan.

The “current market price” is the average of the daily closing price per share of our common stock on each of the five consecutive trading days preceding the earlier of the day preceding the date in question and the day before the “ex-date” with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, the term “ex-date,” when used with respect to any such issuance or distribution, means the first date on which shares of our common stock trade without the right to receive such issuance or distribution. For the purposes of determining the adjustment to the fixed conversion rate for the purposes of clause (4) in the event of a spin-off, the “current market price” per share of our common stock means the average of the closing prices over the first ten trading days commencing on and including the fifth trading day following the “ex-date” for such distribution.

In the event of (a) any consolidation or merger of us with or into another person (other than a merger or consolidation in which we are the continuing corporation and in which the shares of our common stock outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of us or another person), (b) any sale, transfer, lease or conveyance to another person of all or substantially all of our property and assets, (c) any reclassification of our common stock into securities including securities other than our common stock, or (d) any statutory exchange of our securities with another person (other than in connection with a merger or acquisition) (herein referred to as “reorganization events”), each share of mandatory convertible preferred stock outstanding immediately prior to such reorganization event shall, without the consent of the holders of the mandatory convertible preferred stock, become convertible into the kind and amount of securities, cash and other property that such holders would have been entitled to receive if such holder had converted its mandatory convertible preferred stock into common stock immediately prior to such reorganization event. For purposes of the foregoing, the kind and amount of consideration that a holder of mandatory convertible preferred stock would have been entitled to receive as a holder of our common stock in the case of any reorganization event or other transaction that causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election. In such event, on the applicable conversion date, the applicable conversion rate then in effect will be applied to determine the amount and value of securities, cash or property a holder of one share of common stock would have received in such transaction (without interest thereon and without any right to dividends or distributions thereon which have a record date prior to the date such shares of mandatory convertible preferred stock are actually converted). The applicable conversion rate shall be (a) the minimum conversion rate, in the case of an early conversion date or a provisional conversion date, and (b) determined based upon the definition of the conversion rate in the case of the mandatory conversion date, in each case, determined using the applicable market value of the exchanged property. Holders have the right to convert their shares of mandatory convertible preferred stock early in the event of certain cash mergers as described under “— Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount.”

In addition, we may make such increases in each fixed conversion rate as we deem advisable in order to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of our shares (or issuance of rights or warrants to acquire our shares) or from any event treated as such for income tax purposes or for any other reason. We may only make such a discretionary adjustment if we make the same proportionate adjustment to each fixed conversion rate.

In the event of adjustments (or failure to make adjustments) to the conversion rate of our mandatory convertible preferred stock, holders of mandatory convertible preferred stock or of our common stock may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. See “U.S. Federal Income Tax Considerations — Consequences to U.S. Holders of Mandatory Convertible Preferred Stock or Common Stock — Adjustment of Conversion Rate” elsewhere in this prospectus. In addition, non-U.S. holders of mandatory convertible preferred stock or of our common stock may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “U.S. Federal Income Tax Considerations — Consequences to non-U.S. Holders of Mandatory Convertible Preferred Stock or Common Stock — Adjustment of Conversion Rate” in this prospectus.

Adjustments to the conversion rate will be calculated to the nearest 1/10,000th of a share. Prior to September 15, 2009, no adjustment in the conversion rate will be required unless the adjustment would require an increase or decrease of at least one percent in the conversion rate. If any adjustment is not required to be made because it would not change the conversion rate by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment; provided, however, that on the earlier of September 15, 2009 and the date we consummate a cash acquisition, adjustments to the conversion rate will be made with respect to any such adjustment carried forward and which has not been taken into account before such date.

No adjustment to the conversion rate need be made if holders may participate in the transaction that would otherwise give rise to an adjustment, so long as the distributed assets or securities the holders would receive upon conversion of the mandatory convertible preferred stock, if convertible, exchangeable, or exercisable, are convertible, exchangeable or exercisable, as applicable, without any loss of rights or privileges for a period of at least 45 days following conversion of the mandatory convertible preferred stock.

The applicable conversion rate will not be adjusted:

(a) upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

(b) upon the issuance of any shares of our common stock or rights or warrants to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

(c) upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the mandatory convertible preferred stock were first issued;

(d) for a change in the par value or to no par value of our common stock; or

(e) for accrued, cumulated and unpaid dividends.

We will be required, as soon as practicable after the fixed conversion rate or the cash acquisition conversion rate, as applicable, is adjusted, to provide or cause to be provided written notice of the adjustment to the holders of shares of mandatory convertible preferred stock. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to each fixed conversion rate or the cash acquisition conversion rate, as applicable, was determined and setting forth each revised fixed conversion rate or the cash acquisition conversion rate, as applicable.

If an adjustment is made to the fixed conversion rates, an adjustment also will generally be made to the threshold appreciation price and the initial price solely for the purposes of determining which clauses of the definition of the conversion rate will apply on the conversion date.

SEC Reports

Whether or not we are required to file reports with the SEC, if any shares of mandatory convertible preferred stock are outstanding, we will file with the SEC all such reports and other information as we would be required to file with the SEC by Section 13(a) or 15(d) under the Exchange Act. See “Where You Can Find More Information.” We will supply each holder of mandatory convertible preferred stock, upon request, without cost to such holder, copies of such reports or other information.

Book-Entry, Delivery and Form

We will initially issue the mandatory convertible preferred stock in the form of one or more global securities. The global securities will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary or its nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the global securities directly through the Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

Shares of mandatory convertible preferred stock that are issued as described below under “— Certificated mandatory convertible preferred stock” will be issued in definitive form. Upon the transfer of mandatory convertible preferred stock in definitive form, such mandatory convertible preferred stock will, unless the global securities have previously been exchanged for mandatory convertible preferred stock in definitive form, be exchanged for an interest in the global securities representing the liquidation preference of mandatory convertible preferred stock being transferred.

The Depositary has advised us as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (“indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by the Depositary, upon the deposit of the global securities with, or on behalf of, the Depositary, the Depositary will credit, on its book-entry registration and transfer system, the liquidation preference of the mandatory convertible preferred stock represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the underwriters of such mandatory convertible preferred stock. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) and such participants and indirect participants (with respect to the owners of beneficial interests in the global securities other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

So long as the Depositary, or its nominee, is the registered holder and owner of the global securities, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of the mandatory convertible preferred stock evidenced by the global certificates for all purposes of such mandatory convertible preferred stock and the certificate of designation. Except as set forth below as an owner of a beneficial interest in the global certificates, you will not be entitled to have the mandatory convertible preferred stock represented by the global securities registered in your name, will not receive or be entitled to receive physical delivery of certificated mandatory convertible preferred stock in definitive form and will not be considered to be the owner or holder of any mandatory convertible preferred stock under the global securities. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global securities desires to take any action that the Depositary, as the holder of the global securities, is entitled to take, the Depositary will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

All payments on mandatory convertible preferred stock represented by the global securities registered in the name of and held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the global securities.

We expect that the Depositary or its nominee, upon receipt of any payment on the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the liquidation preference of the global securities as shown on the records of the Depositary or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interest in the global securities held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities for any mandatory convertible preferred stock or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants or indirect participants.

Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among participants or indirect participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the transfer agent will have any responsibility or liability for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Mandatory Convertible Preferred Stock

Subject to certain conditions, the mandatory convertible preferred stock represented by the global securities is exchangeable for certificated mandatory convertible preferred stock in definitive form of like tenor as such mandatory convertible preferred stock if (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the global securities or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor is not appointed within 90 days or (2) we in our discretion at any time determine not to have all of the mandatory convertible preferred stock represented by the global securities. Any mandatory convertible preferred stock that is exchangeable pursuant to the preceding sentence is exchangeable for certificated mandatory convertible preferred stock issuable for such number of shares and registered in such names as the Depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities representing the same aggregate number of shares and registered in the name of the Depositary or its nominee.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock, our preferred stock, our certificate of incorporation, as amended, our amended and restated bylaws and our stockholder rights agreement, as amended, are summaries thereof and are qualified by reference to our certificate of incorporation, as amended, our amended and restated bylaws and rights agreement, as amended. For more detail, please see our certificate of incorporation and the amendments thereto, our amended and restated bylaws and our rights agreement, as amended, and the amendments thereto, each of which is incorporated herein by reference.

We are authorized to issue 35,000,000 shares of common stock, par value $.01 per share, 8,000,000 shares of preferred stock, par value $.01 per share, and 1,000,000 shares of Junior Participating Preferred Stock. Our common stock is listed on the NYSE.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Our common stock has non cumulative voting rights, meaning that the holders of more than 50% of the voting power of the shares voting for the election of directors can elect 100% of the directors if they choose to do so. In such event, the holders of the remaining less-than-50% of the voting power of the shares voting for the election of directors will not be able to elect any directors. Subject to any preferential rights of any outstanding shares of preferred stock, the holders of the common stock are entitled to such dividends as may be declared from time-to-time at the discretion of the board of directors out of funds legally available therefore. Holders of common stock are entitled to share ratably in our net assets upon liquidation after payment or provision of all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase additional shares of our capital stock. Shares of common stock are not subject to any redemption or sinking fund provisions and are not convertible into any other of our securities. Our common stock is subject to certain restrictions and limitations on ownership by non-U.S. citizens. See “— Certificate of Incorporation and Bylaws — Foreign Ownership.”

Preferred Stock

The rights of holders of common stock are subject to the rights of holders of any preferred stock which may be issued in the future. Our board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it. Among the specific matters that may be determined by the board of directors are the description and number of shares to constitute each series, the annual dividend rates, whether such dividends shall be cumulative, the time and price of redemption and the liquidation preference applicable to the series, whether the series will be subject to the operation of a “sinking” or “purchase” fund and, if so, the terms and provisions thereof, whether the shares of such series shall be convertible into shares of any other class or classes and the terms and provisions of such conversion rights and the voting rights, if any, of the shares of such series. Our board of directors may change the designation, rights, preferences, descriptions and terms of, and the number of shares in, any series of which no shares thereof been issued. Our preferred stock is subject to certain restrictions and limitations on ownership by non-U.S. citizens. See “— Certificate of Incorporation and Bylaws — Foreign Ownership.”

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in the best interest of our stockholders, the Board could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of this series to prevent a change of control transaction or make it more difficult. Alternatively, a change of control transaction deemed by the Board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Certificate of Incorporation and Bylaws

Stockholder Meetings

Our bylaws provide that special meetings of our stockholders may be called only by our president or by a resolution of our directors.

Certain Limitations on Stockholder Actions

Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

In order to bring a proposal before an annual meeting of stockholders, our bylaws require that a stockholder deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary containing the following information:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	any material interest of the stockholder in the proposal and the beneficial owner, if any, on whose behalf the proposal is made;

•	the name, address and number of shares owned beneficially and of record by the stockholder or the beneficial owner on whose behalf the nomination or proposal is being made, if any; and

•	with respect to each person nominated for election to our board of directors, all information relating to such person that is required to be disclosed in proxy statements with respect to the election of directors by Section 14A of the Exchange Act and the related rules of the SEC.

Our bylaws provide that only such business may be conducted at a special meeting of stockholders as has been brought before the meeting by the company’s notice of meeting. Nominations of persons for election to our board of directors may be made at a special meeting by our board of directors or, provided that our board has determined that directors shall be elected at such meeting, by our stockholders. In order to nominate a person for election to our board of directors at a special meeting of stockholders, a stockholder must deliver timely notice of such nomination to our corporate secretary. Such notice must contain the information described above with respect to notices of nomination of persons for election to our board of directors at annual meetings of stockholders.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not earlier than the close of business on the 90th day prior to and not later than the close of business on the 60th day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice is required not earlier than the 90th day prior to such annual meeting and not later than the later of the 60th day prior to the annual meeting or the 10th day following the day on which we first publicly announce the date of such meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not earlier than the close of business on the 90th day prior to and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which we first publicly announce the date of such meeting.

Limitation of Liability of Directors

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as a result of any of the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. Furthermore, our certificate of incorporation provides that, if the Delaware General Corporation Law is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors shall be limited or eliminated to the extent permitted by the Delaware General Corporation Law, as then amended.

Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred and arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. We will pay such expenses in advance of the final disposition of such action only when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment. We have entered into indemnification agreements with each of our directors that provide that we will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on our behalf to the fullest extent permitted under Delaware law and our bylaws.

Foreign Ownership

We are subject to the Federal Aviation Act, under which our aircraft may be subject to deregistration, and we may lose our ability to operate within the United States, if persons other than citizens of the United States should come to own or control more than 25% of our voting interest. Consistent with the requirements of the Federal Aviation Act, our certificate of incorporation, as amended, provides that persons or entities that are not “citizens of the United States” (as defined in the Federal Aviation Act) shall not collectively own or control more than 25% of the voting power of our outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the United States nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by certain stockholders who are not citizens of the United States shall automatically be suspended. These voting rights will be suspended in reverse chronological order by date of registry until the number of voting shares held by persons that are not citizens of the United States is less than or equal to the Permitted Foreign Ownership Percentage. Our certificate of incorporation, as amended, further authorizes us to redeem any such suspended shares to the extent necessary for us to comply with any present or future requirements of the Federal Aviation Act.

Stockholder Rights Plan

We adopted the Rights Plan on February 9, 1996. The Rights Plan was amended in May 1997, January 2003 and February 2006. The Rights Plan is designed to assure that our stockholders receive fair and equal treatment in the event of any proposed takeover of our company and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control without paying all stockholders a fair price. The Rights Plan was not adopted in response to any specific takeover proposal.

The following is a description of the terms of the preferred share purchase rights (the “Rights”) as set forth in the Rights Agreement, as amended to the date of this prospectus. This description is only a summary, and is not complete, and should be read together with the Rights Plan and each amendment thereto, each of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

On February 8, 1996, our board of directors declared a dividend of one Right for each share of our common stock. The dividend distribution was made on February 29, 1996 to stockholders of record on that date. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the “Preferred Shares”), of our company at a price of $50.00 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment.

Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) have acquired beneficial ownership of 10% or more of our outstanding common stock or (2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 10% or more of our outstanding common stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the common stock share certificates outstanding as of the Record Date, by such common stock share certificate with a copy of the Summary of Rights attached thereto. Notwithstanding the foregoing, certain institutional investors are permitted to acquire and hold no more than 12.5% of our outstanding common stock without becoming an Acquiring Person, provided that the common stock is held in the ordinary course of the investor’s business and not with the purpose nor with the effect of changing or influencing the control of our company.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with shares of common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new common stock share certificates issued after the Record Date upon transfer or new issuance of shares of common stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of common stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of common stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the shares of our common stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on February 28, 2009 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by us, in each case, as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (2) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (3) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the shares of common stock or a stock dividend on shares of our common stock payable in shares of common stock or subdivisions, consolidations or combinations of shares of our common stock occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of our common stock. Each Preferred Share will have 100 votes, voting together with the shares of our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of our common stock.

In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at our election, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding shares of our common stock, the board of directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (1) the sum of .001% and the largest percentage of the outstanding shares of common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (2) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire our company in a manner or on terms not approved by our board of directors. The Rights, however, should not deter any prospective offeror willing to negotiate in good faith with the board of directors, nor should the Rights interfere with any merger or business combination approved by our board of directors prior to an Acquiring Person’s acquiring 10% or more of the shares of our common stock.

Delaware Business Combination Statute

We have elected to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax, and in the case of non-U.S. holders (as defined below), estate tax, consequences relevant to the purchase, ownership, and disposition of our mandatory convertible preferred stock and common stock received in respect thereof. The following summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect, or to different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase shares of mandatory convertible preferred stock, nor to any tax consequences under the laws of any state, local or foreign jurisdiction. This summary also does not address tax consequences that may be applicable to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, U.S. expatriates and former long-term U.S. residents, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, and persons that will hold our mandatory convertible preferred stock or common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. The summary is limited to taxpayers who will hold our mandatory convertible preferred stock and our common stock received in respect thereof as “capital assets” (generally, held for investment). Each potential investor should consult with its own tax adviser as to the federal, state, local, foreign and any other tax consequences with respect to the purchase, ownership, conversion, and disposition of our mandatory convertible preferred stock and common stock.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our mandatory convertible preferred stock or common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership considering the purchase of our mandatory convertible preferred stock, you should consult your tax adviser.

Consequences to U.S. Holders of Mandatory Convertible Preferred Stock or Common Stock

The discussion in this section is addressed to a holder of our mandatory convertible preferred stock and common stock received in respect thereof that is a U.S. holder for federal income tax purposes. You are a U.S. holder for U.S. federal income tax purposes if you are a beneficial owner of mandatory convertible preferred stock or common stock that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•	a corporation created or organized in the United States or under the laws of the United States or of any state (including the District of Columbia),

•	an estate whose income is subject to U.S. federal income tax regardless of its source or

•	a trust if (x) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) certain circumstances apply and the trust has validly elected to be treated as a United States person.

Dividends.  Distributions with respect to our mandatory convertible preferred stock and our common stock (other than certain stock distributions) will be taxable as dividend income when paid to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to our mandatory convertible preferred stock or common stock exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in such mandatory convertible preferred stock or common stock, as the case may be, and thereafter as capital gain (and such amount of the distribution will not be eligible for the dividends received deduction). If we are not able to make distributions on the preferred stock, the liquidation preference of the preferred stock will increase, and such increase may give rise to deemed dividend income to holders of the preferred stock in the amount of all, or a portion of, such increase.

In certain circumstances, investors may receive a dividend on our mandatory convertible preferred stock that constitutes an “extraordinary dividend” (as defined in Section 1059 of the Code). Investors that are U.S. corporations that receive an “extraordinary dividend” paid in respect of our mandatory convertible preferred stock are required to (i) reduce their stock basis in our mandatory convertible preferred stock (but not below zero) by the portion of such a dividend that is not taxed because of the dividends received deduction and (ii) to the extent that the non-taxed portion of such dividend exceeds such U.S. corporation’s basis in its shares, treat the non-taxed portion of such dividend as gain from the sale or exchange of our mandatory convertible preferred stock for the taxable year in which such dividend is received. Non-corporate U.S. holders who receive an “extraordinary dividend” would be required to treat any losses on the sale of mandatory convertible preferred stock as long-term capital losses to the extent of dividends received by them that qualify for the 15% tax rate (see below).

Subject to certain exceptions for short-term and hedged positions, distributions constituting dividends received by non-corporate holders prior to January 1, 2011 in respect of our mandatory convertible preferred stock and common stock generally are subject to taxation at a maximum rate of 15%. Subject to similar exceptions for short-term and hedged positions, distributions on our mandatory convertible preferred stock and common stock constituting dividend income paid to holders that are U.S. corporations will qualify for the dividends received deduction. A U.S. holder should consult its own tax adviser regarding the availability of the reduced dividend tax rate and the dividends received deduction in the light of its particular circumstances.

Sale or Other Disposition.  A U.S. holder will generally recognize capital gain or loss on a sale or exchange of our mandatory convertible preferred stock or our common stock equal to the difference between the amount realized upon the sale or exchange (not including any proceeds attributable to declared and unpaid dividends, which will be taxable as described above to U.S. holders of record who have not previously included such dividends in income) and the holder’s adjusted tax basis in the shares sold or exchanged. Such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the shares sold or exchanged is more than one year. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% rate. The deductibility of capital losses is subject to limitations.

Conversion of Mandatory Convertible Preferred Stock into Common Stock.  As a general rule, a U.S. holder will not recognize any gain or loss in respect of the receipt of common stock upon the conversion of our mandatory convertible preferred stock. The adjusted tax basis of common stock received on conversion will equal the adjusted tax basis of the mandatory convertible preferred stock converted (reduced by the portion of adjusted tax basis allocated to any fractional common stock exchanged for cash, as described below), and the holding period of such common stock received on conversion will generally include the period during which the converted mandatory convertible preferred stock was held prior to conversion.

Cash received in lieu of a fractional common share will generally be treated as a payment in a taxable exchange for such fractional common share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional common share.

In the event we cause an early conversion of the mandatory convertible preferred stock, or U.S. holders elect to convert their mandatory convertible preferred stock in the case of certain acquisitions, and in respect of any such conversion, we pay a U.S. holder cash in respect of the net present value of future dividends (see “Description of Mandatory Convertible Preferred Stock — Provisional Conversion at Our

Option” and “— Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount”), although not free from doubt, the receipt of such cash should be taxable to the extent of gain realized by the U.S. holder. For this purpose, a U.S. holder realizes gain on the conversion equal to the excess, if any, of the sum of the fair market value of our common stock received and the cash received attributable to future dividends over the U.S. holder’s adjusted tax basis in our mandatory convertible preferred stock immediately prior to conversion. Any such gain will be capital gain, unless the receipt of cash is considered to have the effect of a dividend, in which case it will be taxable as dividend income to the extent of our earnings and profits. To the extent the amount of cash received in respect of the net present value of future dividends exceeds the gain realized, the excess amount will not be taxable to such U.S. holder but will reduce its adjusted tax basis in our common stock. A U.S. holder will not be permitted to recognize any loss realized by it upon conversion of mandatory convertible preferred stock into common stock.

U.S. holders should be aware that the tax treatment described above in respect of the payments made in respect of future dividends is not entirely certain and may be challenged by the Internal Revenue Service (“IRS”) on grounds that the amount received attributable to future dividends represents a taxable dividend to the extent we have earnings and profits at the time of conversion. Under this characterization, the U.S. holder would be taxable on cash received on account of future dividends even if it realized a loss on its conversion of our mandatory convertible preferred stock into our common stock.

In addition, there is some uncertainty as to the treatment of cash paid for accrued, cumulated and unpaid dividends upon conversion of the mandatory convertible preferred stock. U.S. holders should consult their own tax advisors with respect to the treatment of such cash.

In the event a U.S. holder’s mandatory convertible preferred stock is converted pursuant to certain other transactions, including our consolidation or merger into another person (see “Description of Mandatory Convertible Preferred Stock — Anti-dilution Adjustments”) the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion. Each U.S. holder should consult its tax adviser to determine the specific tax treatment of a conversion under such circumstances.

Adjustment of Conversion Rate.  The conversion rate of the mandatory convertible preferred stock is subject to adjustment under certain circumstances. Treasury Regulations promulgated under Section 305 of the Code would treat a U.S. holder of our mandatory convertible preferred stock as having received a constructive distribution includable in such U.S. holder’s income in the manner described under “Dividends,” above, if and to the extent that certain adjustments in the conversion rate increase the proportionate interest of a U.S. holder in our earnings and profits. For example, an increase in the conversion ratio to reflect a taxable dividend to holders of common stock will generally give rise to a deemed taxable dividend to the holders of mandatory convertible preferred stock to the extent of our current and accumulated earnings and profits. In addition, an adjustment to the conversion rate of our mandatory convertible preferred stock or a failure to make such an adjustment could potentially give rise to constructive distributions to U.S. holders of our common stock. Thus, under certain circumstances, U.S. holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the U.S. holders of the mandatory convertible preferred stock, however, will generally not be considered to result in a constructive dividend distribution.

Information Reporting and Backup Withholding on U.S. Holders.  Certain U.S. holders may be subject to backup withholding with respect to the payment of dividends on our mandatory convertible preferred stock or common stock and to certain payments of proceeds on the sale of our mandatory convertible preferred stock unless such U.S. holders provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder’s U.S. federal income tax, which may entitle the holder to a refund, provided that the holder provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a holder who is required to furnish information but does not do so in the proper manner.

Holders are urged to consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

Consequences to non-U.S. Holders of Mandatory Convertible Preferred Stock or Common Stock

The discussion in this section is addressed to holders of our mandatory convertible preferred stock and common stock received in respect thereof that are non-U.S. holders. You are a non-U.S. holder if you are a beneficial owner of mandatory convertible preferred stock or common stock that is not a U.S. holder.

Dividends.  Generally, dividends (including any constructive distributions taxable as dividends as described below and any cash paid upon an early conversion that is treated as a dividend) paid to a non-U.S. holder with respect to our mandatory convertible preferred stock or our common stock will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable tax treaty, unless the dividends are (i) effectively connected with a trade or business carried on by the non-U.S. holder within the United States and (ii) if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder. Dividends effectively connected with such trade or business, and, if a treaty applies, attributable to such permanent establishment, will generally be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates but will not be subject to U.S. withholding tax if certain certification requirements are satisfied. You can generally meet the certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to us or our paying agent. A non-U.S. holder that is a corporation may also be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the deemed repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. Under applicable Treasury Regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Sale or Other Disposition.  A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on income or gain realized on the sale or exchange of our mandatory convertible preferred stock or our common stock (not including any amounts attributable to declared and unpaid dividends, which will be taxable to a non-U.S. holder of record as described above under “Consequences to non-U.S. Holders of Mandatory Convertible Preferred Stock or Common Stock-Dividends”) unless:

•	the gain is effectively connected with a U.S. trade or business of the holder (and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by such non-U.S. holder);

•	in the case of a nonresident alien individual, such holder is present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met; or

•	we are, or have been within the five years preceding the holder’s disposition of the mandatory convertible preferred stock or common stock, a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes.

We do not believe that we currently are a USRPHC or that we will become a USRPHC in the future. If we nevertheless were a USRPHC, an exemption would generally apply to a non-U.S. holder who at no time, actually and constructively, owned more than 5% of the mandatory convertible preferred stock or of our common stock and, if our mandatory convertible preferred stock is not regularly traded (within the meaning of applicable Treasury Regulations), at no time, actually and constructively, owned mandatory convertible preferred stock having a fair market value greater than the fair market value of 5% of our common stock.

Non-U.S. holders that may be treated as actually or constructively owning more than 5% of our mandatory convertible preferred stock or our common stock, or owning mandatory convertible preferred stock having a fair market value greater than the fair market value of 5% of our common stock, should consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of mandatory convertible preferred stock or common stock.

We may be entitled to redeem our outstanding voting capital stock held by non-U.S. holders (as specially defined for this purpose). See “Description of Capital Stock — Certificate of Incorporation and Bylaws — Foreign Ownership.” Special rules not described herein would apply to such a redemption. Non-U.S. holders should consult their own tax advisors with respect to the U.S. federal income tax consequences of such a redemption.

Conversion into Common Stock.  Non-U.S. holders will generally not recognize any gain or loss in respect of the receipt of common stock upon the conversion of our mandatory convertible preferred stock. A non-U.S. holder may recognize capital gain or dividend income when the holder receives an additional amount attributable to future dividends, as described above under “Consequences to U.S. Holders of Mandatory Convertible Preferred Stock or Common Stock — Conversion of Mandatory Convertible Preferred Stock into Common Stock”.

There is some uncertainty as to the treatment of cash paid for accrued, cumulated and unpaid dividends upon conversion of the mandatory convertible preferred stock. Non-U.S. holders should consult their own tax advisors with respect to the treatment of such cash, including the potential applicability of U.S. withholding tax.

Adjustment of Conversion Rate.  As described above under “Consequences to U.S. Holders of Mandatory Convertible Preferred Stock or Common Stock — Adjustment of Conversion Rate”, adjustments in the conversion rate (or failures to adjust the conversion rate) that increase the proportionate interest of a non-U.S. holder in our earning and profits could result in deemed distributions to the non-U.S. holder that are taxed as described under “Dividends”.

Federal Estate Tax.  Our mandatory convertible preferred stock and common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding on Non-U.S. Holders.  Payment of dividends (including constructive dividends), and the tax withheld with respect thereto, is subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty or withholding was not required because the dividends were effectively connected with a trade or business in the United States conducted by the non-U.S. holder. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply to the payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption.

Payment by a U.S. office of a broker of the proceeds of a sale of our mandatory convertible preferred stock or common stock is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, or otherwise establishes an exemption. Subject to certain exceptions, backup withholding and information reporting generally will not apply to a payment of proceeds from the sale of our mandatory convertible preferred stock or common stock if such sale is effected through a foreign office of a broker.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against such holder’s U.S. federal income tax, which may entitle the holder to a refund, provided that the holder provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders are urged to consult their own tax advisers regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2006, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. are acting as representatives, the following respective numbers of shares of mandatory convertible preferred stock:

Number of
Underwriter	Shares

Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Jefferies & Company, Inc.
Banc of America Securities LLC
Howard Weil Incorporated
Johnson Rice & Company L.L.C.
J.P. Morgan Securities Inc.
Simmons & Company International

Total	4,000,000

Caledonia Investments plc intends to purchase an aggregate of 300,000 shares of mandatory convertible preferred stock in this offering at a price equal to the public offering price. The underwriters will not receive any discount or commission on the sale of these 300,000 shares of mandatory convertible preferred stock.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of mandatory convertible preferred stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to           additional shares. The option may be exercised only to cover any over-allotments of mandatory convertible preferred stock.

The underwriters propose to offer the shares of mandatory convertible preferred stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the public offering the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that our out of pocket expenses for this offering will be approximately $     .

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act (other than a registration statement on Form S-8 or any successor form in connection with the registration of any securities pursuant to any employee benefit plan currently in effect) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. for a period of 90 days after the date of this prospectus, except the sale of any shares of mandatory convertible preferred stock to the underwriters pursuant to the underwriting agreement, any private sales of up to 2,000,000 shares of our common stock or other securities convertible into or exchangeable or exercisable for such shares in connection with acquisitions in which the purchaser agrees to be bound by the restrictions described in this paragraph and grants pursuant to the employee benefit plans described in this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘‘lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘‘lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. waive, in writing, such an extension.

Caledonia and our directors and executive officers have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. for a period of 90 days after the date of this prospectus, except transfers as bona fide gifts or by will or intestacy by our executive officers and directors in which the purchaser agrees to be bound by the restrictions described in the paragraph above. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. waive, in writing, such an extension.

From time to time, some of the underwriters have provided, and continue to provide, investment banking and other services to us for which they receive customary fees and commissions. In August 2006, we entered into the Credit Facilities, which consist of a $100 million revolving credit facility (with a subfacility of $25 million for letters of credit) and a $25 million letter of credit facility. Affiliates of each of Banc of America Securities LLC and J.P. Morgan Securities Inc. serve as lenders, and one of these affiliates serves as agent, under the Credit Facilities. These affiliates of Banc of America Securities LLC and J.P. Morgan Securities Inc. have extended $20.0 million and $25.0 million, respectively, to us in commitments under the Credit Facilities. For more information on the Credit Facilities, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Future Cash Requirements — Senior Secured Credit Facilities” included elsewhere in this prospectus.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our mandatory convertible preferred stock or preventing or retarding a decline in the market price of the mandatory convertible preferred stock. As a result the price of our mandatory convertible preferred stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FS);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than £43,000,000 and (3) an annual net turnover of more than £50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purchase is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of

Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Baker Botts L.L.P., Houston, Texas, and for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Bristow Group Inc. as of March 31, 2006 and 2005, and for each of the years in the three-year period ended March 31, 2006 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended June 30, 2006 and 2005, included herein, the independent registered public accounting firm has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the company’s quarterly report on Form 10-Q for the quarter ended June 30, 2006, and included herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “1933 Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the 1933 Act.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Exchange Act, and file reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 registering our mandatory convertible preferred stock and the shares of common stock issuable upon conversion of our mandatory convertible preferred stock in this offering. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information included in the registration statement and the exhibits and schedules filed as a part of the registration statement. For more information concerning us and the shares of common stock to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement, with each statement being qualified by this reference.

The registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected at the public reference room of the SEC at 100 F Street, N.E., Washington, DC 20549, and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room, and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC which can be accessed at http://www.sec.gov.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Bristow Group Inc.:

We have audited the accompanying consolidated balance sheets of Bristow Group Inc. (the Company) and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ investment and cash flows for each of the years in the three-year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bristow Group Inc. and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 8, 2006, expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

/s/  KPMG LLP

New Orleans, Louisiana
June 8, 2006

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended March 31,
	2006	2005	2004
	(In thousands, except per share amounts)

Gross revenue:
Operating revenue from non-affiliates	$636,887	$545,233	$488,081
Operating revenue from affiliates	51,832	63,689	70,056
Reimbursable revenue from non-affiliates	75,861	61,969	54,561
Reimbursable revenue from affiliates	4,360	2,755	4,303

	768,940	673,646	617,001

Operating expense:
Direct cost	512,518	454,836	417,359
Reimbursable expense	78,525	63,303	58,090
Depreciation and amortization	42,256	40,693	39,543
General and administrative	61,948	45,245	38,892
Gain on disposal of assets	(102)	(8,039)	(3,943)
Curtailment gain	—	—	(21,665)

	695,145	596,038	528,276

Operating income	73,795	77,608	88,725
Earnings from unconsolidated affiliates, net of losses	6,758	9,600	11,039
Interest income	4,159	3,188	1,689
Interest expense	(14,689)	(15,665)	(16,829)
Loss on extinguishment of debt	—	—	(6,205)
Other income (expense), net	4,612	(1,126)	(7,810)

Income before provision for income taxes and minority interest	74,635	73,605	70,609
Provision for income taxes	16,607	21,835	19,402
Minority interest	(219)	(210)	(1,382)

Net income	$57,809	$51,560	$49,825

Net income per common share:
Basic	$2.48	$2.24	$2.21

Diluted	$2.45	$2.21	$2.15

The accompanying notes are an integral part of these financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,
	2006	2005
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$122,482	$146,440
Accounts receivable from non-affiliates, net of allowance for doubtful accounts of $4.6 million and $6.9 million, respectively	144,521	118,260
Accounts receivable from affiliates, net of allowance for doubtful accounts of $4.6 million and $2.4 million, respectively	15,884	15,579
Inventories	147,860	140,706
Prepaid expenses and other	16,519	11,459

Total current assets	447,266	432,444
Investment in unconsolidated affiliates	39,912	37,176
Property and equipment — at cost:
Land and buildings	40,672	32,543
Aircraft and equipment	838,314	827,031

	878,986	859,574
Less — Accumulated depreciation and amortization	(263,072)	(250,512)

	615,914	609,062
Goodwill	26,837	26,809
Prepaid pension costs	37,207	36,543
Other assets	9,277	7,542

	$1,176,413	$1,149,576

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$49,714	$35,640
Accrued wages, benefits and related taxes	45,958	46,548
Income taxes payable	6,537	19,486
Other accrued taxes	6,471	6,269
Deferred revenues	9,994	12,411
Other accrued liabilities	22,596	28,221
Deferred taxes	5,025	6,709
Short-term borrowings and current maturities of long-term debt	17,634	6,413

Total current liabilities	163,929	161,697
Long-term debt, less current maturities	247,662	255,667
Accrued pension liability	136,521	157,999
Other liabilities and deferred credits	18,016	12,413
Deferred taxes	68,281	64,293
Minority interest	4,307	4,514
Commitments and contingencies (Note 6)
Stockholders’ investment:
Common stock, $.01 par value, authorized 35,000,000 shares:
outstanding 23,385,473 in 2006 and 23,314,708 in 2005 (exclusive of 1,281,050 treasury shares)	234	233
Additional paid-in capital	158,762	157,100
Retained earnings	447,524	389,715
Accumulated other comprehensive loss	(68,823)	(54,055)

	537,697	492,993

	$1,176,413	$1,149,576

The accompanying notes are an integral part of these financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,
	2006	2005	2004
	(In thousands)

Cash flows from operating activities:
Net income	$57,809	$51,560	$49,825
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,256	40,693	39,543
Deferred income taxes	1,488	7,025	12,546
Gain on asset dispositions	(102)	(8,039)	(3,943)
Curtailment gain	—	—	(21,665)
Loss on extinguishment of debt	—	—	6,205
Equity in earnings from unconsolidated affiliates under (over) dividends received	(337)	9,802	(5,114)
Minority interest in earnings	219	210	1,382
Increase (decrease) in cash resulting from changes in:
Accounts receivable	(34,718)	(8,612)	10,984
Inventories	(12,518)	(5,127)	(4,111)
Prepaid expenses and other	(5,925)	(724)	5,232
Accounts payable	15,944	6,889	(5,156)
Accrued liabilities	(34,784)	11,334	(3,192)
Other liabilities and deferred credits	9,933	(657)	795
Other	—	119	—

Net cash provided by operating activities	39,265	104,473	83,331
Cash flows from investing activities:
Capital expenditures	(139,572)	(78,089)	(67,855)
Assets purchased on behalf of unconsolidated affiliate	—	—	(35,394)
Proceeds from sale of assets to unconsolidated affiliate	—	—	35,394
Proceeds from asset dispositions	85,392	41,722	6,854
Acquisition, net of cash received	—	(1,986)	—
Investments	—	(8,186)	(1,581)

Net cash used in investing activities	(54,180)	(46,539)	(62,582)
Cash flows from financing activities:
Proceeds from borrowings	—	—	251,412
Repayment of debt and debt redemption premiums	(4,070)	(2,427)	(233,627)
Debt issuance costs	(2,564)	—	(4,889)
Partial prepayment of pull/call obligation	(129)	(86)	(11,442)
Repurchase of shares from minority interest	—	(7,389)	—
Issuance of common stock	1,369	12,665	2,085

Net cash (used in) provided by financing activities	(5,394)	2,763	3,539
Effect of exchange rate changes on cash and cash equivalents	(3,649)	64	4,591

Net increase (decrease) in cash and cash equivalents	(23,958)	60,761	28,879
Cash and cash equivalents at beginning of period	146,440	85,679	56,800

Cash and cash equivalents at end of period	$122,482	$146,440	$85,679

Supplemental disclosure of non-cash investing activities:
Non-monetary exchange of assets	$11,511	$11,934	$—
Capital expenditures funded by short-term notes	$3,179	$—	$—
Recapitalization of Hemisco funded by note payable	$4,380	$—	$—

The accompanying notes are an integral part of these financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

	Fiscal Year Ended March 31,
	2006	2005	2004
	(In thousands, except share amounts)

Common stock (shares, exclusive of treasury shares):
Balance — beginning of fiscal year	23,314,708	22,631,221	22,510,921
Stock options exercised	70,765	683,487	120,300

Balance — end of fiscal year	23,385,473	23,314,708	22,631,221

Common stock ($.01 Par):
Balance — beginning of fiscal year	$233	$226	$225
Stock options exercised	1	7	1
	—	—	—

Balance — end of fiscal year	$234	$233	$226

Additional paid in capital:
Balance — beginning of fiscal year	$157,100	$141,384	$139,046
Stock options exercised	1,368	12,777	2,084
Tax benefit related to the exercise of employee stock options	294	2,939	254

Balance — end of fiscal year	$158,762	$157,100	$141,384

Retained earnings:
Balance — beginning of fiscal year	$389,715	$338,155	$288,330
Net income	57,809	51,560	49,825

Balance — end of fiscal year	$447,524	$389,715	$338,155

Accumulated other comprehensive loss:
Balance — beginning of fiscal year	$(54,055)	$(49,813)	$(77,395)
Other comprehensive income (loss):
Translation adjustments	(20,729)	7,354	31,673
Pension liability adjustment(1)	5,961	(11,596)	(4,091)

Total other comprehensive income (loss)	(14,768)	(4,242)	27,582

Balance — end of fiscal year	$(68,823)	$(54,055)	$(49,813)

Comprehensive income:
Net income	$57,809	$51,560	$49,825
Other comprehensive income (loss)(1)	(14,768)	(4,242)	27,582

Total comprehensive income	$43,041	$47,318	$77,407

(1)	Net of taxes of $(3.0) million, $4.8 million and $2.2 million for the fiscal years ended March 31, 2006, 2005 and 2004, respectively.

The accompanying notes are an integral part of these financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — On February 1, 2006, OL Sub, Inc., a wholly-owned subsidiary of Offshore Logistics, Inc., merged into Offshore Logistics, Inc. In conjunction with the merger, our name changed from Offshore Logistics, Inc. to Bristow Group Inc. Bristow Group Inc., a Delaware corporation (together with its consolidated entities and predecessors, unless the context requires otherwise, “Bristow Group,” “the Company,” “we,” “us,” or “our”), is a leading provider of aviation services to the global offshore oil and gas industry. With a fleet of 477 aircraft as of March 31, 2006, Bristow Group and its affiliates conduct helicopter operations in most of the major offshore oil-producing regions of the world. Certain of our affiliates also provide helicopter military training, search and rescue services and emergency medical transportation. In addition, we are a leading provider of production management services to oil and gas companies operating in the U.S. Gulf of Mexico.

The consolidated financial statements include our accounts after elimination of all significant intercompany accounts and transactions. Investments in affiliates in which we own 50% or less of the equity but have retained the majority of the economic risk of the operating assets and related results are consolidated. Certain of these entities are Variable Interest Entities (“VIEs”) of which we are the primary beneficiary. See discussion of these VIEs in Note 3 below. Other investments in affiliates in which we own 50% or less of the equity but have the ability to exercise significant influence are accounted for using the equity method. Investments which we do not consolidate or in which we do not exercise significant influence are accounted for under the cost method whereby dividends are recognized as income when received.

Our fiscal year ends March 31, and we refer to fiscal years based on the end of such period. Therefore, the fiscal year ended March 31, 2006 is referred to as fiscal year 2006.

Reclassifications were made to prior year’s financial statements to reflect reserves for tax contingencies in Income taxes payable and Other liabilities rather that Current deferred taxes and Deferred taxes payable.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas where critical accounting estimates are made by management include:

•	Taxes;

•	Property and equipment;

•	Revenue recognition;

•	Pension and other postretirement benefits;

•	Allowance for doubtful accounts;

•	Inventory reserve;

•	Insurance;

•	Contingent liabilities;

•	Goodwill impairment; and

•	Stock option and restricted stock unit valuation.

Cash and Cash Equivalents — Our cash equivalents include funds invested in highly-liquid debt instruments with original maturities of 90 days or less.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounts Receivable — Trade and other receivables are stated at net realizable value. We grant short-term credit to our customers, primarily major and independent oil and gas companies. We establish reserves for doubtful accounts on a case-by-case basis when a determination is made that the required payment is unlikely to occur. In making the determination, we consider a number of factors, including changes in the financial position of the customer, restrictions placed on the conversion of local currency into U.S. dollars and disputes with the customer. During fiscal years 2006, 2005 and 2004, we increased the allowance account through charges to expense of $1.6 million, $0.3 million and $0.4 million, respectively, and decreased the allowance account for write-offs and recoveries of specifically identified uncollectible accounts by $2.9 million, $0.8 million and $1.4 million, respectively. Additionally, during fiscal year 2006 we reduced revenue for a reserve of $1.8 million against invoices billed to our unconsolidated affiliate in Mexico, which have not been recognized in our results. See Note 3 for a discussion of receivables with unconsolidated affiliates.

Inventories — Inventories are stated at the lower of average cost or market and consist primarily of spare parts. The valuation reserve related to obsolete and excess inventory was $13.1 million and $10.4 million as of March 31, 2006 and 2005, respectively. During fiscal years 2006 and 2004, we increased valuation reserves through charges to expenses of $3.2 million and $0.5 million, respectively, for excess and obsolete inventory. During fiscal years 2006 and 2005, we decreased the valuation reserve for write-offs of identified obsolete and excess inventory by $0.5 million and $2.4 million, respectively.

Property and Equipment — Property and equipment are stated at cost. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. Property and equipment includes construction in process, primarily consisting of progress payments on aircraft purchases and facility construction, of $83.5 million and $32.7 million as of March 31, 2006 and 2005, respectively. We account for exchanges of productive assets at fair value, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transaction lacks commercial substance.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of aircraft range from seven to 15 years, and the residual value used in calculating depreciation of aircraft ranges from 30% to 50% of cost. The estimated useful lives for buildings on owned properties range from 15 years to 40 years. Other depreciable assets are depreciated over estimated useful lives ranging from three to 15 years, except for leasehold improvements which are depreciated over the lease term (including any period where we have options to renew if it’s probable that we will renew the lease). The costs and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the resulting gains or losses are included in income.

Goodwill — Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized. We test the carrying amount of goodwill for impairment annually in the fourth quarter and whenever events or circumstances indicate impairment may have occurred. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

We had goodwill of $12.9 million relating to our Helicopter Services segment ($11.1 million and $1.8 million for our North America and West Africa business units, respectively) and $13.9 million relating to our Production Management Services segment as of March 31, 2006. As of March 31, 2006 and 2005, the goodwill impairment test on these balances, which involved the use of estimates related to the fair market value of our business units to which goodwill was allocated, indicated no impairment.

Impairment of Long-Lived Assets — Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset to be held and used exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are classified as current assets in prepaid expenses and other current assets in our consolidated balance sheet and recorded at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale (if any) are presented separately in the appropriate asset and liability sections of the balance sheet.

Other Assets — Included in other assets as of March 31, 2006 and 2005 is debt issuance costs of $6.9 million and $5.2 million, respectively, which are being amortized over the life of the related debt.

Contingent Liabilities and Assets — We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingent liability reserves relate primarily to litigation, personal injury claims and potential tax assessments. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that effect our previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required and would be recognized in the period the new information becomes known.

Proceeds from casualty insurance settlements in excess of the carrying value of damaged assets are recognized in other income (expense), net in the period that proof of loss documentation is received or when we are otherwise assured of collection of these amounts.

Revenue Recognition — In general, we recognize revenue when it is both realized or realizable and earned. We consider revenue to be realized or realizable and earned when the following conditions exist: the persuasive evidence of an arrangement, generally a customer contract; the services or products have been performed or delivered to the customer; the sales price is fixed or determinable within the contract; and collection is probable. More specifically, revenue from Helicopter Services is recognized based on contractual rates as the related services are performed. The charges under these contracts are generally based on a two-tier rate structure consisting of a daily or monthly fixed fee plus additional fees for each hour flown. These contracts are for varying periods and generally permit the customer to cancel the contract before the end of the term. We also provide services to customers on an “ad hoc” basis, which usually entails a shorter notice period and shorter duration. The charges for ad hoc services are based on an hourly rate or a daily or monthly fixed fee plus additional fees for each hour flown. We estimate that our ad hoc services have a higher margin than other helicopter contracts. In order to offset potential increases in operating costs, our long-term contracts may provide for periodic increases in the contractual rates charged for our services. We recognize the impact of these rate increases when the criteria outlined above have been met. This generally includes written recognition from the customers that they are in agreement with the amount of the rate escalation. In addition, our standard rate structure is based on fuel costs remaining at or below a predetermined threshold. Fuel costs in excess of this threshold are generally reimbursed by the customer.

Revenue from Production Management is recognized based on contractual rates as the related services are performed. Contracts are generally evergreen with a yearly review. Each party has a thirty-day cancellation clause. The rates charged to the customer are either monthly, based on services specified in the contract, or hourly if outside the scope of the contract. Typically hourly rates are charged for services provided beyond the basic level contemplated in the contract. Services provided include personnel and transportation. Any escalation in rates is agreed to in writing by the customer. With respect to both Helicopter Services and Production Management Services segments, cost reimbursements from customers are recorded as revenue.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Maintenance and Repairs — We charge maintenance and repair costs, including major aircraft component overhaul costs, to earnings as the costs are incurred. However, certain major aircraft components, primarily engines and transmissions, are maintained by third-party vendors under contractual arrangements. Under these agreements, we are charged an agreed amount per hour of flying time. The costs charged under these contractual arrangements are recognized in the period in which the flight hours occur.

We capitalize betterments and improvements to our aircraft and amortize such costs over the useful lives of the aircraft. Betterments and improvements increase the life or utility of an aircraft.

Taxes — Deferred income taxes are provided for by the asset and liability method. We do not provide U.S. income tax on earnings of foreign subsidiaries that are considered to be permanently reinvested outside of the U.S.

Foreign Currency Translation — Bristow Aviation Holdings, Ltd. (“Bristow Aviation”), our consolidated affiliate, maintains its accounting records in its local currency (British pounds sterling). Foreign currencies are converted to U.S. dollars with the effect of the foreign currency translation reflected as a component of shareholders’ investment. Foreign currency transaction gains or losses and translation of currency amounts not deemed permanently reinvested are credited or charged to income and such amounts are included in other income (expense). During fiscal year 2006, the British pound to U.S. dollar exchange rate ranged from a low of one British pound = U.S. $1.71 to a high of one British pound = U.S. $1.92, with an average of one British pound = U.S. $1.79 for the fiscal year. As of March 31, 2006, the exchange rate was one British pound = U.S. $1.74. During fiscal year 2005, the British pound to U.S. dollar exchange rate ranged from a low of one British pound = U.S. $1.75 to a high of one British pound = U.S. $1.95, with an average of one British pound = U.S. $1.85 for the fiscal year. As of March 31, 2005, the exchange rate was one British pound = U.S. $1.89. During fiscal year 2004, the British pound to U.S. dollar exchange rate ranged from a low of one British pound = U.S. $1.55 to a high of one British pound = U.S. $1.90, with an average of one British pound = U.S. $1.70 for the fiscal year. As of March 31, 2004, the exchange rate was one British pound = U.S. $1.84.

Balance sheet information for fiscal year 2006 is presented based on the conversion rate as of March 31, 2006, and income statement information is presented based on the average conversion rate for fiscal year 2006.

Derivative Financial Instruments — All derivatives are recognized as either assets or liabilities and measured at fair value. We do not speculate in derivatives and hedge only existing economic exposures. We enter into forward exchange contracts from time to time to hedge committed transactions denominated in currencies other than the functional currency of the business. Foreign currency contracts are scheduled to mature at the anticipated currency requirement date and rarely exceed one year. The purpose of our foreign currency hedging activities is to protect us from the risk that foreign currency outflows resulting from payments for services and parts to foreign suppliers will be adversely affected by changes in exchange rates. As of March 31, 2006 and 2005, we had no forward exchange contracts outstanding. No gains or losses were recognized in earnings on foreign currency hedging contracts during fiscal years 2006, 2005 or 2004.

Financial instruments may be designated as a hedge at inception where there is a direct relationship to the price risk associated with the related service and parts. Hedge contracts are recorded at cost and periodic adjustments to fair market value are deferred and recorded as a component of equity in Other Comprehensive Income. Settlements of hedge contracts are recorded to costs or revenue as they occur. If the direct relationship to price risk ceases to exist, and a hedge is no longer deemed effective at reducing the intended exposure, fair value of a forward contract at that date is recognized over the remaining term of the contract. Subsequent changes in the fair value of ineffective contracts are recorded to current earnings.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation — We account for our stock-based employee compensation under the intrinsic-value method. The following table illustrates the effect on net income and earnings per share if we had applied the fair value method to stock-based employee compensation. The pro forma data presented below is not representative of the effects on reported amounts for future years (in thousands, except per share amounts and model assumptions).

	Fiscal Year Ended March 31,
	2006	2005	2004

Net income, as reported	$57,809	$51,560	$49,825
Stock-based employee compensation expense included in reported net income, net of tax	476	275	—
Stock-based employee compensation expense, net of tax	(1,758)	(2,442)	(1,207)

Pro forma net income	$56,527	$49,393	$48,618

Basic earnings:
Earnings, as reported	$2.48	$2.24	$2.21
Stock-based employee compensation expense, net of tax	(0.06)	(0.10)	(0.06)

Pro forma basic earnings per share	$2.42	$2.14	$2.15

Diluted earnings:
Earnings, as reported	$2.45	$2.21	$2.15
Stock-based employee compensation expense, net of tax	(0.06)	(0.10)	(0.05)

Pro forma diluted earnings per share	$2.39	$2.11	$2.10

Black-Scholes option pricing model assumptions:
Risk free interest rate	3.9% - 4.8%	3.3% - 3.9%	3.1% - 3.3%
Expected life (years)	4	5	5
Volatility	30%	40%	46%
Dividend yield	—	—	—

For fiscal year 2005, $0.4 million is included in compensation costs related to the acceleration of the vesting period for certain options granted under the plans.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 153, “Exchange of Nonmonetary Assets”, effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement amends Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions”, to eliminate the similar productive assets concept and replace it with the concept of commercial substance. A nonmonetary exchange shall be measured based on the fair value of the exchanged assets unless the exchange lacks commercial substance. Commercial substance occurs when the future cash flows of an entity are changed significantly due to the nonmonetary exchange. The adoption of SFAS No. 153 during fiscal year 2006 did not have a significant impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R becomes effective for our fiscal year

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

beginning April 1, 2006 and will require us to expense stock options and other share-based payments. We adopted SFAS No. 123R on April 1, 2006 using the modified prospective application as prescribed under SFAS No. 123R, and its impact will be reflected in our fiscal year 2007 results. Based on our unvested stock option grants as of March 31, 2006, we estimate that the adoption of this statement in fiscal year 2007 will reduce net income for fiscal year 2007 by approximately $1.3 million, or $.06 per diluted share. This effect is consistent with our pro forma disclosure herein, except that estimated forfeitures will be considered in the calculation of compensation expense under SFAS No. 123R. Additionally, the actual effect on net income and earnings per share will vary depending upon the number of options granted and restricted stock units awarded in subsequent periods compared to prior years. We estimate that expense recorded related to restricted stock units, which was already included in compensation expense prior to the adoption of SFAS No. 123R, will further reduce net income for fiscal year 2007 by approximately $1.7 million, or $.07 per diluted share.

SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such tax benefits were $0.3 million, $2.9 million and $0.3 million in fiscal years 2006, 2005 and 2004, respectively.

In December 2004, the FASB issued FASB Staff Position (“FSP”) No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” to address the treatment of a special one time incentive provided in the American Jobs Creation Act of 2004 (“the Jobs Act”) for companies to repatriate foreign earnings. Signed into law on October 22, 2004, the Jobs Act provides for a special one-time tax deduction equal to 85% of dividends received out of qualifying foreign earnings that are paid in either a company’s last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the enactment date. The special deduction is subject to a number of limitations and requirements, one of which is to adopt a Domestic Reinvestment Plan (“DRIP”) to document planned reinvestments of amounts equal to the foreign earnings repatriated under the Jobs Act. In September 2005, we approved a DRIP that provides for the repatriation of up to $75 million of previously unremitted foreign earnings under the Jobs Act. The favorable U.S. tax rate on such repatriations under the Jobs Act applied to $41.5 million of qualifying distributions received by us through March 31, 2006. We have reflected the $4.0 million of U.S. tax liability associated with the total repatriated earnings in our provision for income taxes for fiscal year 2006.

In March 2005, the FASB issued Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations”, an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations.” The interpretation was effective for our fiscal year 2006. FIN No. 47 provides clarification on conditional asset retirement obligations and the fair value of such obligations as referred to in SFAS No. 143. We have evaluated our leased and owned properties for potential asset retirement obligations under SFAS No. 143, as amended and interpreted by FIN No. 47. Based on this review, we identified obligations primarily related to the removal of fuel storage tanks upon the abandonment or disposal of facilities. The operation of fuel storage tanks is monitored on an ongoing basis to prevent ground contamination and the cost of removing such tanks is not significant. Based on our evaluation of such obligations, such liabilities were deemed to be immaterial to our financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which is a replacement of APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 becomes effective for our fiscal year 2007 and

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 establishes the method of retrospective application as the required method of reporting a change in accounting principle, unless impracticable, or unless the new accounting principle explicitly states transition requirements. We do not expect the adoption of SFAS No. 154 to have a significant impact on our financial statements, and we expect that in the future there will be more instances of retrospective application of new accounting principles to prior periods whereas previously such applications were typically required to be reported as a cumulative adjustment in the period in which the accounting principle was adopted. With respect to reporting the correction of an error in previously issued financial statements, SFAS No. 154 carries forward without change the guidance contained in APB Opinion No. 20 which requires the correction to be reflected as a prior period adjustment.

Note 2 — ACQUISITION

On July 15, 2004, Bristow Aviation, through certain wholly-owned subsidiaries, acquired an interest in an operation in Russia in an arm’s-length transaction with previously unrelated parties. The acquisition included: (1) the purchase of a 48.5% interest in Aviashelf, a Russian helicopter company that owns five large twin-engine helicopters and holds a Russian helicopter air operating certificate which is required for the business to operate helicopters and fixed-wing aircraft in Russia, and (2) a voting power of attorney (and in the event such power of attorney expires or is revoked, a call option to acquire the related shares for $3,200) over shares representing a 1.6% interest in Aviashelf. In order to hold the air operator certificate, Aviashelf must be majority owned by Russian companies or Russian nationals; however, the agreements were structured to give Bristow Aviation effective control of the company through a majority voting interest. In addition, under the provisions of the shareholders’ agreement, Bristow Aviation has control over many decisions that would be expected to be made in the ordinary course of business (including entering into loans, commitments and material transaction and incurring capital expenditures). Simultaneously, through two newly formed 51%-owned companies, Bristow Aviation purchased two large twin-engine helicopters and two fixed-wing aircraft, for an aggregate purchase price of $10.7 million. With respect to all three companies, Bristow Aviation’s economic benefits in this venture are approximately 51%. In addition, Bristow Aviation has a call/put option under which it can acquire an additional 9% interest in the newly formed companies and a 8.5% interest in Aviashelf (which includes the 1.6% of shares subject to the voting power of attorney) from other shareholders for $450,000 before June 15, 2007 and thereafter in accordance with a formula based on a defined multiple of gross operating profit. Similarly, the same shareholders have a put option exercisable from June 2010 for a price equal to the greater of $450,000 or the same multiple of gross operating profit. Bristow Aviation also charges the entities $660,000 in management fees annually.

The acquisition was accounted for under the purchase method, and we have consolidated the results of the Russian helicopter company from the date of acquisition based on our combined voting control and economic interest in the venture. The acquisition was financed with $2.0 million of existing cash and the assumption of $8.7 million in debt. Included in the debt assumed was $1.8 million due to a company that is affiliated with other shareholders of Aviashelf. The purchase price was allocated to the assets and liabilities acquired based upon estimated fair value. No goodwill was recorded. The pro forma effect of operations of the acquisition when presented as of the beginning of the periods presented was not material to our consolidated statements of income.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

July 15, 2004
(In thousands)

Current assets	$2,565
Property and equipment	11,932
Other assets	100

Total assets acquired	14,597

Current liabilities	(2,422)
Long term debt	(7,757)
Minority interest	(2,398)

Total liabilities assumed	(12,577)

Net assets acquired	$2,020

Note 3 — INVESTMENTS IN SIGNIFICANT AFFILIATES

Consolidated Affiliates

Bristow Aviation — On December 19, 1996, we, along with one of our subsidiaries acquired 49% of Bristow Aviation’s Common Stock and a significant amount of its subordinated debt as further discussed below. Bristow Aviation is incorporated in England and holds all of the outstanding shares in Bristow Helicopter Group Limited (“Bristow Helicopters”). Bristow Aviation is organized with three different classes of ordinary shares having disproportionate voting rights. The Company, Caledonia Investments plc and its subsidiary, Caledonia Industrial  & Services Limited (collectively, “Caledonia”) and a European Union investor (the “E.U. Investor”) own 49%, 46% and 5%, respectively, of Bristow Aviation’s total outstanding ordinary shares, although Caledonia has voting control over the E.U. Investor’s shares.

In addition to our ownership of 49% of Bristow Aviation’s outstanding ordinary shares, we have £91.0 million (approximately $150 million) principal amount of subordinated unsecured loan stock (debt) of Bristow Aviation bearing interest at an annual rate of 13.5% and payable semi-annually. Payment of interest on such debt has been deferred since its incurrence in 1996. Deferred interest accrues at an annual rate of 13.5% and aggregated $356.6 million as of March 31, 2006. No interest payments have been paid through March 31, 2006.

The Company, Caledonia, the E.U. Investor and Bristow Aviation have entered into a shareholders’ agreement respecting, among other things, the composition of the board of directors of Bristow Aviation. On matters coming before Bristow Aviation’s board, Caledonia’s representatives have a total of three votes and the two other directors have one vote each. So long as Caledonia has a significant interest in the shares of our Common Stock issued to it pursuant to the transaction or maintains its voting control of Bristow Aviation, Caledonia will have the right to nominate two persons to our Board of Directors and to replace any such directors so nominated.

Caledonia, the Company and the E.U. Investor also have entered into a put/call agreement under which, upon giving specified prior notice, we have the right to buy all the Bristow Aviation shares held by Caledonia and the E.U. Investor, who, in turn, each have the right to require us to purchase such shares. Under current English law, we would be required, in order for Bristow Aviation to retain its operating license, to find a qualified European investor to own any Bristow Aviation shares we have the right to acquire under the put/call agreement. The only restriction under the put/call agreement limiting our ability to exercise the put/call option is a requirement to consult with the Civil Aviation Authority (“CAA”)

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

regarding the suitability of the new holder of the Bristow Aviation shares. The put/call agreement does not contain any provisions should the CAA not approve the new European investor. However, we would work diligently to find a European investor suitable to the CAA. The amount by which we could purchase the shares of the other investors holding 51% of the equity of Bristow Aviation is fixed under the terms of the call option, and we have reflected this amount on our consolidated balance sheets as Minority Interest. Furthermore, the call option provides a mechanism whereby the economic risk for the other investors is limited should the financial condition of Bristow deteriorate. The call option price is the nominal value of the ordinary shares held by the minority shareholders (£1.0 million as of March 31, 2006) plus an annual guaranteed rate of return less any prepayments of such call option price and any dividends paid on the shares concerned. The Company can elect to pre-pay the guaranteed return element of the call option price wholly or in part without exercising the call option. No dividends have been paid. We have accrued the annual return due to the other shareholders at a rate of sterling LIBOR plus 3% (prior to May 2004, the rate was fixed at 12%) by recognizing Minority Interest expense in our consolidated statements of income, with a corresponding increase in Minority Interest on our consolidated balance sheets. Prepayments of the guaranteed return element of the call option are reflected as a reduction in Minority Interest on our consolidated balance sheets. The other investors have an option to put their shares in Bristow Aviation to the Company. The put option price is calculated in the same way as the call option price except that the guaranteed rate for the period prior to April 2004 was 10% per annum. If the put option is exercised, any pre-payments of the call option price are set off against the put option price. Changes in the balance for the minority interest associated with Bristow Aviation are as follows:

	Fiscal Year Ended March 31,
	2006	2005	2004
	(In thousands)

Balance — beginning of fiscal year	$2,130	$9,385	$16,555
Payments to minority interest shareholders	(156)	(7,501)	(11,470)
Minority interest expense	155	210	1,382
Currency translation	(325)	36	2,918

Balance — end of fiscal year	$1,804	$2,130	$9,385

In May 2004, we acquired eight million shares of deferred stock, essentially a subordinated class of stock with no voting rights, from Bristow Aviation for £1 per share ($14.4 million in total). Bristow Aviation used these proceeds to redeem £8 million ($14.4 million) of its ordinary share capital at par value on a pro rata basis from all of its outstanding shareholders, including us. Caledonia received management fees from Bristow Aviation that were payable semi-annually in advance through June 2003.

Bristow Caribbean Ltd. — Bristow Caribbean Ltd. (“Bristow Caribbean”) is a joint venture in Trinidad, in which we own a 40% interest with a local partner (60% interest). Bristow Caribbean provides helicopter services to a customer of ours in Trinidad. We control the significant management decisions of this entity, including the payment of dividends to our partner. Bristow Caribbean operates eleven aircraft in Trinidad that it leases from us. We consolidate this VIE as the primary beneficiary of the entity.

Bristow Helicopters Leasing Ltd. and Sakhalin Bristow Air Services Ltd. — Bristow Helicopters Leasing Ltd. and Sakhalin Bristow Air Services Ltd. are joint ventures in the U.K. whose primary purpose is to lease aircraft to a Russian joint venture of ours (discussed below). We consolidate these entities as we own 51% interests.

Aviashelf — As discussed in Note 2, on July 15, 2004, Bristow Aviation, through certain wholly-owned subsidiaries, acquired an interest in an operation in Russia in an arm’s-length transaction with previously unrelated parties. This transaction included the purchase of a 48.5% interest in Aviashelf, a Russian helicopter company that owns five large twin-engine helicopters. Simultaneously, through two newly formed

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

51%-owned companies described above, Bristow Aviation purchased two large twin-engine helicopters and two fixed-wing aircraft. The acquisition was accounted for under the purchase method, and we have consolidated the results of Aviashelf from the date of acquisition. Aviashelf has been consolidated based on the ability of certain consolidated subsidiaries of Bristow Aviation to control the vote on a majority of the shares of Aviashelf, rights to manage the day to day operations of the company, which were granted under a shareholders’ agreement, and our ability to acquire an additional 8.5% interest in Aviashelf under a put/call option.

Bristow Helicopters Nigeria Ltd. and Pan African Airlines Nigeria — Bristow Helicopters Nigeria Ltd. (“BHN”) and Pan African Airlines Nigeria (“PAAN”) are joint ventures in Nigeria with local partners, in which we own interests of 40% and 50%, respectively. BHN and PAAN provide helicopter services to customers in Nigeria. We control the significant management decisions of these entities, including the payment of dividends to our partners. We consolidate these VIEs as the primary beneficiaries of the entities.

Heliair Leasing Limited — Heliair Leasing Limited (“Heliair”) is a Cayman Islands company that owns two aircraft that it leases to Brilog Leasing Ltd., a wholly-owned subsidiary of ours. Heliair purchased two aircraft with proceeds from two limited recourse term loans with a U.K. Bank. The term loans are secured by both aircraft and our guarantee of the underlying lease obligations. In addition, we have provided asset value guarantees totaling up to $3.8 million, payable at expiration of the leases depending on the value received for the aircraft at the time of disposition. The sole purpose of Heliair was to finance the purchase of the two aircraft. As a result of the guarantees and the terms of the underlying leases, for financial statement purposes, the aircraft and associated term loans are reflected on our consolidated balance sheet, effectively consolidating the VIE. See further discussion of the limited recourse notes in Note 5.

Unconsolidated Affiliates

We have investments in four unconsolidated affiliates that are accounted for under the cost method as we are unable to exert significant influence over their operations: Aeroleo Taxi Aereo S.A. (“Aeroleo”); Hemisco Helicopters International, Inc. (“Hemisco”) and Heliservicio Campeche S.A. de C.V. (“Heliservicio”) (collectively, “HC”); and Petroleum Air Services (“PAS”). We also have investments in several unconsolidated affiliates that we account for under the equity method: FBS Limited (“FBS”), FB Heliservices Limited (“FBH”), FB Leasing Limited (“FBL”), collectively referred to as the FB Entities; Helicopter Leasing Associates, L.L.C. (“HLA”); Norsk Helikopter AS (“Norsk”); and Rotorwing Leasing Resources, L.L.C. (“RLR”). Each of these entities is principally involved in the provision of helicopter transportation services to the offshore oil and gas industry, with the exception of the FB Entities, whose activities are described in further detail below.

Aeroleo — We own a 50% interest in Aeroleo, a Brazilian corporation. Aeroleo provides offshore helicopter transportation services primarily to the Brazilian national oil company and also serves other oil and gas companies. Aeroleo owns one aircraft and leases eight aircraft from us and two aircraft from HLA. Aeroleo is a VIE of which we are not the primary beneficiary.

During the third quarter of 2006, we recorded an impairment charge of $1.0 million to reduce the recorded value of our investment in this joint venture. This impairment was deemed appropriate as our management believes that the value of our investment in this joint venture will no longer be fully recovered as a result of negotiations to terminate our ownership in the joint venture as discussed under “Internal Review” in Note 6 below.

HC — We own a 49% interest in Hemisco, a Panamanian corporation, and Heliservicio, a Mexican corporation, that provide onshore helicopter services to the Mexican Federal Electric Commission and offshore helicopter transportation to other companies on a contract and ad hoc basis. HC owns three aircraft

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and leases eight aircraft from us, nine aircraft from RLR and three aircraft from a third party to provide helicopter services to its customers. HC is a VIE of which we are not the primary beneficiary.

In order to improve the financial condition of Heliservicio, we and our joint venture partner, Compania Controladora de Servicios Aeronauticos, S.A de C.V (“CCSA”), completed a recapitalization of Heliservicio on August 19, 2005. As a result of this recapitalization, Heliservicio’s two shareholders, the Company and CCSA, have notes payable to Hemisco of $4.4 million and $4.6 million, respectively, and obligations of Heliservicio in the same amounts were cancelled thereby increasing its capital. The $4.4 million note owed by us to Hemisco bears interest at 3% annually and is due on July 31, 2015.

Since the conclusion of the contract with Petroleós Mexicanos in February 2005, HC has experienced difficulties in meeting its obligations to make lease rental payments to us and RLR. During fiscal year 2006, we, along with RLR, made a determination that because of the uncertainties as to collectibility, lease revenues from HC would be recognized as they were collected. For fiscal year 2006, $1.8 million of amounts billed but not collected from HC have not been recognized in our results, and our 49% share of equity in earnings of RLR has been reduced by $2.3 million for amounts billed but not collected from HC. During the fourth fiscal quarter of 2006, we recognized revenue of $3.9 million upon receipt of payment from HC.

We are continuing to evaluate certain actions to return HC’s operations to profitability, including reducing the number of HC’s aircraft to a lower level based on current utilization, and we are actively seeking other markets in which to redeploy the aircraft that are currently operating in Mexico on an ad hoc basis. Although not anticipated or known at this time, such actions could result in future losses.

PAS — In Egypt, we operate through our 25% interest in PAS, an Egyptian corporation. PAS provides helicopter and fixed wing transportation to the oil and gas industry. Additionally, spare fixed-wing capacity is chartered to tourism operators. PAS owns 36 aircraft and leases two aircraft from us.

FB Entities — We own a 50% interest in the FB Entities, U.K. corporations which principally provide pilot training, maintenance and support services to the British military under an agreement that runs through March 31, 2012. FBS and FBL own a total of 59 aircraft.

The FB Entities originated in 1996 when Bristow Aviation was awarded a contract to provide pilot training and maintenance services to the Defence Helicopter Flying School, a then newly established training school for all branches of the British military, under a fifteen-year contract valued at approximately £500 million over the full term. FBS purchased and specially modified 47 aircraft dedicated to conducting these training activities, which began in May 1997. Bristow Aviation and its partner have given joint and several guarantees of up to £15.0 million ($28.3 million) related to the performance of this contract. Bristow Aviation has also guaranteed repayment of up to £10 million ($17.4 million) of FBS’s outstanding debt obligation, which is primarily collateralized by the 47 aircraft discussed above. Since May 1997, the FB Entities have been awarded additional government work. These entities together have purchased and modified 12 additional aircraft and maintain a staff of approximately 650 employees.

In November 2004, Bristow Aviation sold certain of its contracts in its technical services business and seven medium aircraft to FBH. Bristow Aviation received proceeds of approximately £7.9 million ($15.1 million) on this transaction and recognized a gain of £1.1 million ($2.1 million) that is included in the consolidated statement of income. Bristow Aviation and the other 50% shareholder of FBH each contributed to FBH £4.3 million ($8.2 million) to enable it to consummate the transaction. This additional investment in FBH is included in the consolidated statement of cash flows.

HLA — We own a 50% interest in HLA, a Louisiana limited liability company. HLA leases two aircraft from a third party, which it leases to Aeroleo.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Norsk Helikopter AS — We own a 49% interest in Norsk, a Norwegian corporation that provides helicopter transportation services in the Norwegian sector of the North Sea. Norsk operated 11 aircraft, five of which are leased from us.

During the first quarter of fiscal year 2006, Norsk completed the acquisition of Lufttransport AS, a Norwegian company, and its sister company Lufttransport AB, a Swedish company, which collectively operate 28 aircraft and are engaged in providing air ambulance services in Scandinavia. In addition, in fiscal year 2006, Norsk committed to purchase three large aircraft. We agreed to purchase one aircraft, and Norsk and the other equity owner in that entity each agreed to purchase one of the two other aircraft.

Rotorwing Leasing Resources, L.L.C. — We own a 49% interest in RLR, a Louisiana limited liability company. RLR owns six aircraft and leases three aircraft from us, all of which it leases to HC.

In July 2003, we sold six aircraft, at cost, to RLR. RLR financed 90% of the purchase price of these aircraft through a five-year $31.8 million term loan (the “RLR Note”). The RLR Note has $22.0 million remaining outstanding and is secured by the six aircraft, which have a cumulative carrying value of $28.8 million as of March 31, 2006. The Company guaranteed 49% of the RLR Note ($15.6 million) and the other shareholder guaranteed the remaining 51% of the RLR Note ($16.2 million). In addition, the bank has a put option which the bank may exercise if the aircraft are not returned to the United States within 30 days of a default on the RLR Note. Any such exercise would require us to purchase 100% of the RLR Note from the bank. We simultaneously entered into a similar agreement with the other RLR shareholder which requires that, in event of exercise by the bank of its put option to us, the other shareholder will be required to purchase 51% of the RLR Note from us. As of March 31, 2006, a liability of $0.8 million representing the fair value of this guarantee was reflected in our consolidated balance sheet in other liabilities and deferred credits. The fair value of the guarantee is being amortized over the term of the RLR Note.

Our percentage ownership and investment balance for the unconsolidated affiliates is as follows (in thousands):

	Percentage		March 31,
	Ownership		2006	2005

Cost Method:
HC	49%		$7,017	$2,637
PAS	25%		6,286	6,286
Aeroleo	50	%(1)	—	1,040
Other			725	842
Equity Method:
RLR	49%		1,911	4,655
HLA	50%		150	150
Norsk	49%		7,948	5,488
FB Entities	50%		15,542	16,078
Other			333	—

Total			$39,912	$37,176

(1)	Includes a 30% interest in non-voting equity.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dividends from entities accounted for on the cost method were as follows (in thousands):

	Fiscal Year Ended March 31,
	2006	2005	2004

HC	$—	$610	$2,356
PAS	2,500	2,500	2,500
Aeroleo	—	250	—
Other	180	—	—

	$2,680	$3,360	$4,856

A summary of combined financial information of our unconsolidated affiliates accounted for under the equity method of accounting is set forth below (in thousands):

	March 31,
	2006	2005
	(Unaudited)	(Unaudited)

Current assets	$95,570	$72,443
Non-current assets	309,036	208,406

Total assets	$404,606	$280,849

Current liabilities	$68,604	$37,846
Non-current liabilities	293,009	193,781
Equity	42,993	49,222

Total liabilities and equity	$404,606	$280,849

	Fiscal Year Ended March 31,
	2006	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$248,576	$182,986	$156,546
Gross profit	$31,590	$37,320	$36,727
Net income	$8,282	$14,889	$13,719

During fiscal years 2006, 2005 and 2004, revenue of $56.2 million, $66.4 million and $74.4 million, respectively, was recognized for leased aircraft and other services provided by us to unconsolidated affiliates. As of March 31, 2006 and 2005, $20.5 million and $17.9 million, respectively, were due from unconsolidated affiliates for services provided.

Note 4 — PROPERTY AND EQUIPMENT

During fiscal year 2006, we received proceeds of $16.8 million, primarily from the disposal of one aircraft and certain equipment and from insurance recoveries associated with Hurricane Katrina damage, which together resulted in a gain of $0.1 million.

Additionally, on December 30, 2005, we sold nine other aircraft for $68.6 million in aggregate to a subsidiary of General Electric Capital Corporation, and then leased back each of the nine aircraft under separate operating leases with terms of ten years expiring in January 2016. See further discussion of this transaction in Note 6.

During fiscal year 2005, we received proceeds of $26.6 million primarily from the disposal of ten aircraft and certain equipment, which resulted in a net gain of $5.9 million. We also received proceeds of

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$15.1 million from the sale of seven aircraft and certain contracts in one of our technical services subsidiaries to FBH which resulted in a gain of $2.1 million.

Additionally, in January 2004, we entered into a purchase agreement with Eurocopter for two new large aircraft to be delivered in calendar year 2005. In connection with this purchase agreement, Eurocopter found a purchaser for five of our used large aircraft. The proceeds from the sale of the five used aircraft, some surplus spares and short-term notes funded the purchase of the two new aircraft. We took delivery of both of these aircraft during fiscal year 2006. With respect to the portion funded by the trade-in of the five used aircraft, this transaction was accounted for as a non-monetary exchange of similar productive assets and as such, no gain or loss was recognized on the transaction. The two new aircraft were valued at $18.7 million each, totaling $37.4 million.

During fiscal year 2004, we received proceeds of $6.9 million primarily from the disposal of aircraft and equipment, which resulted in a net gain of $3.9 million.

In May 2003, we entered into a purchase agreement with Bell Helicopter for five new medium aircraft. The total purchase price of the five aircraft was $30.1 million. In addition, we purchased a sixth medium aircraft for $5.3 million. These aircraft were purchased to meet the contract renewal requirements of an existing customer of our unconsolidated affiliate in Mexico, and replaced older aircraft being used on the previous contract. On July 11, 2003, we sold these six aircraft, at our cost, to a newly formed limited liability company, RLR. The capital of RLR is owned 49% by us and 51% by the same principal with whom we have other jointly owned businesses operating in Mexico.

During fiscal year 2006 certain of our aircraft were reclassified as held for sale and presented within prepaid expense and other current assets on our consolidated balance sheet. The cumulative carrying value of aircraft no longer included within our property and equipment balances totaled $3.1 million and impairment charges of $0.5 million were recorded related to the reduction of the carrying values of these aircraft to their fair values. As of March 31, 2006, we had eight aircraft classified as held for sale included in prepaid expense and other current assets for $2.6 million.

Note 5 — DEBT

Debt as of March 31, 2006 and 2005 consisted of the following (in thousands):

	March 31,
	2006	2005

6 1/8% Senior Notes due 2013	$230,000	$230,000
Limited recourse term loans	20,023	21,116
Hemisco Helicopters International, Inc. Note	4,380	—
Short-term advance from customer	1,400	3,400
Note to Sakhalin Aviation Services Ltd.	647	641
Sakhalin Debt	5,667	6,923
Short-term notes	3,179	—

Total debt	265,296	262,080
Less short-term borrowings and current maturities of long-term debt	(17,634)	(6,413)

Total long-term debt	$247,662	$255,667

Senior Notes — On June 20, 2003, we completed a private placement of $230.0 million 6 1/8% Senior Notes due 2013 (“Senior Notes”). These notes are unsecured senior obligations and rank effectively junior in right of payment to all the Company’s existing and future secured indebtedness, rank equally in right of

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payment with our existing and future senior unsecured indebtedness and rank senior in right of payment to any of our existing and future subordinated indebtedness. The Senior Notes are guaranteed by certain of our U.S. subsidiaries and are redeemable at our option. A portion of the net proceeds from the issuance and sale of these notes was used to redeem all of our outstanding 7 7/8% Senior Notes due 2008 and all of our outstanding 6% Convertible Subordinated Notes due 2003. The remaining net proceeds from the private placement were used for general corporate purposes. The redemptions took place on July 29, 2003. We recorded a loss on the extinguishment of debt of $6.2 million in fiscal year 2004. Approximately $4.7 million of the loss pertains to redemption premiums and $1.5 million pertains to unamortized debt issuance costs relating to the redeemed debt. We filed a registration statement on July 18, 2003, with respect to an offer to exchange the notes for a new issue of equivalent notes registered under the Securities Act of 1933. The registration statement was declared effective on August 4, 2003 and the exchange of notes was concluded on September 4, 2003. The terms of the Senior Notes restrict our payment of cash dividends to stockholders. In accordance with the indenture to the Senior Notes, any payment or re-financing of these notes prior to June 2011 is subject to a prepayment premium.

Limited Recourse Term Loans — These two limited recourse term loans were created in connection with sale and lease transactions for the two aircraft entered into with Heliair in fiscal year 1999. The term loans are secured by both aircraft and our guarantee of the underlying lease obligations. In addition, we have provided asset value guarantees totaling up to $3.8 million, payable at expiration of the leases depending on the value received for the aircraft at the time of disposition. As a result of these guarantees and the terms of the underlying leases, for financial statement purposes, the aircraft and associated term loans are reflected on our consolidated balance sheet. The term loans provide for rates of interest payable to the bank of 7.1% and 7.2%, quarterly amortization payments totaling $0.7 million and balloon payments of $9.8 million and $9.2 million in March 2007 and July 2007, respectively. See Note 3 for a discussion of our relationship with Heliair.

Hemisco Helicopters International, Inc. — As discussed in Note 3 above, in order to improve the financial condition of Heliservicio, we and our joint venture partner, CCSA, completed a recapitalization of Heliservicio on August  19, 2005. As a result of this recapitalization, Heliservicio’s two shareholders, the Company and CCSA, have notes payable to Hemisco of $4.4 million and $4.6 million, respectively, and obligations of Heliservicio in the same amounts were cancelled thereby increasing its capital. The $4.4 million note owed by us to Hemisco bears interest at 3% annually and is due on July 31, 2015.

Short-term advance from a customer — This advance represents a reimbursement for value added taxes in Kazakhstan paid by the Company, the obligation for which is currently under dispute between us and the customer and the taxing authority. The advance is non-interest bearing and will be repaid to the customer as taxes are refunded to us by the applicable governmental agency.

Note to Sakhalin Aviation Services Ltd. (“SASL”) — This note was assumed by us in connection with the acquisition of a Russian helicopter company which is further discussed in Note 2. SASL is the former owner of the purchased company, and this amount represents advances made to us by SASL. The advances are in the form of a non-interest bearing note with no specific repayment terms.

Sakhalin Debt — On July 16, 2004, we assumed various existing liabilities that were outstanding and secured against assets purchased as part of our acquisition of a business in Sakhalin, Russia. See Note 2 for further discussion of the acquisition. Two promissory notes totaling $1.4 million as of March 31, 2006 are being repaid over five years at an interest rate of 8.5% and are scheduled to be fully paid in 2009 and 2010. The other liabilities assumed include: a finance lease on an aircraft totaling $0.7 million as of March 31, 2006, with an interest rate of 6.5% and expiring in fiscal year 2008; a finance lease on an aircraft totaling $3.0 million as of March 31, 2006, with an interest rate of 8.5% and expiring in fiscal year 2008 with a final termination payment of $2.4 million; and two loan notes on packages of spare parts totaling $0.6 million as of March 31, 2006, with interest rates at 10% to 18% expiring in fiscal year 2007.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Short-term notes — In January 2004, we entered into a purchase agreement with Eurocopter for two new large aircraft to be delivered in calendar year 2005. In connection with this purchase agreement, Eurocopter found a purchaser for five of our used large aircraft. Two of these aircraft were not ready for trade-in upon execution of the contract, ultimately resulting in our issuance of two short-term promissory notes to Eurocopter in August 2005 for the remaining purchase price of these aircraft. The promissory notes totaled €12.1 million ($14.6 million) in aggregate, which was due to Eurocopter in the event that the two aircraft were not provided to Eurocopter. In February 2006, the two aircraft were traded in for a value of €9.4 million ($11.4 million), leaving €2.7 million ($3.2 million) outstanding on these notes as of March 31, 2006. This amount is included in short-term borrowings and current maturities of long-term debt in our consolidated balance sheet. In April 2006, we paid the remaining balance due on these notes, thereby settling the obligation for these aircraft with Eurocopter.

U.K. Facilities — As of March 31, 2006, Bristow Aviation had a £6.0 million ($10.4 million) facility for letters of credit, of which £0.4 million ($0.7 million) was outstanding, and a £1.0 million ($1.7 million) net overdraft facility, of which no borrowings were outstanding. Both facilities are with a U.K. bank. The letter of credit facility is provided on an uncommitted basis and outstanding letters of credit bear a rate of 0.7% per annum. Borrowings under the net overdraft facility are payable on demand and bear interest at the bank’s base rate plus a spread that can vary between 1% and 3% per annum depending on the net overdraft amount. The net overdraft facility was scheduled to expire on August 31, 2005, but has been extended to August 31, 2006. The facilities are guaranteed by certain of Bristow Aviation’s subsidiaries and secured by several helicopter mortgages and a negative pledge of Bristow Aviation’s assets.

Revolving Credit Facility — As of March 31, 2006, we had a $30 million revolving credit facility with a U.S. bank that expires on August 31, 2006. The facility is subject to a sublimit of $10.0 million for the issuance of letters of credit. We have no amounts drawn under this facility but did have $3.2 million of letters of credit utilized which reduced availability under the line as of March 31, 2006. Borrowings bear interest at a rate equal to one month LIBOR plus a spread ranging from 1.25% to 2.0%. The rate of the spread depends on a financial covenant ratio under the credit facility. Borrowings under this credit facility are unsecured and are guaranteed by certain of our U.S. subsidiaries. The agreement requires us to pay a quarterly commitment fee at an annual rate of 0.20% on the average unused portion of the line. Among other restrictions, the credit agreements and notes contain covenants relating to liens, cash flow and interest coverage (as defined in the agreements). At March 31, 2006, we were in compliance with all covenants.

RLR Note — As discussed in Note 3 above, we guaranteed 49% of the RLR Note ($15.6 million). In addition, we have given the bank a put option which the bank may exercise if the aircraft are not returned to the U.S. within 30 days of a default on the RLR Note.

New Credit Facilities — We are in the process of arranging new bank credit facilities with a group of lenders to replace the $30 million Revolving Credit Facility described above. The financing has not gone to the syndication market yet, but we have selected an agent bank to lead the syndication process and executed a commitment letter and term sheet. We intend to seek a $100 million revolving credit facility to be used primarily for borrowings and, as needed, letters of credit, and a separate letter of credit facility in the amount of $25 million (together, the “Facilities”). The Facilities are expected to be multi-year in term and secured by certain of our assets, with a pricing grid based on our senior unsecured public debt ratings. The financing is expected to close in June 2006 after filing of these fiscal year 2006 financial statements.

Surety Bond — We have provided an indemnity agreement to Afianzadora Sofimex, S.A. to support issuance of surety bonds on behalf of HC from time to time; as of March 31, 2006, surety bonds with an aggregate value of 39.9 million Mexican pesos ($3.6 million) were outstanding.

Defaults Under Various Debt Agreements — As of June 30, 2005, we were in default of various financial information reporting covenants of the $30 million revolving credit facility, and had not provided

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

similar required information to other creditors. As a result of the activities identified in the Internal Review discussed in Note 6, we were not able to provide required financial information within the required time period as specified in the covenants. We obtained a waiver of this violation through January 16, 2006 upon payment of a fee of $60,000. In January 2006, the default was cured. Also, with regard to the $230 million 6 1/8% Senior Notes, on June 16, 2005, we received notice from the trustee that we were in default of various financial reporting covenants of the Senior Notes because we did not provide the required financial reporting information within the required time frame. On August 16, 2005, we completed a consent solicitation with the holders of the Senior Notes to waive defaults under and make amendments to the indenture in consideration for which we paid an aggregate consent fee of $2.6 million. In January 2006, the default was cured.

As of June 30, 2005, we were in default of various financial information reporting covenants under the RLR Note for not providing financial information for fiscal year 2005 when due, and also for not providing similar information to other creditors. This situation resulted from the activities identified in the Internal Review discussed earlier which prevented us from filing our financial report for fiscal year 2005 on time. The bank provided waivers through January 16, 2006 in exchange for payments totaling $78,000. In January 2006, the defaults were cured.

Other Matters — Aggregate annual maturities for all debt for the next five fiscal years and thereafter are as follows (in thousands):

Fiscal year ending March 31,
2007	$17,634	(1)
2008	12,576
2009	404
2010	275
2011	27
Thereafter	234,380

	$265,296

(1)	Includes short-term notes of $3.2 million and current portion of long-term debt of $14.4 million.

Interest paid in fiscal years 2006, 2005 and 2004 was $15.6 million, $15.7 million and $16.8 million, respectively. Capitalized interest was $2.4 million, $1.3 million and $1.2 million in fiscal years 2006, 2005 and 2004, respectively.

The estimated fair value of our total debt as of March 31, 2006 and 2005 was $252.6 million and $255.2 million, respectively, based on quoted market prices for the publicly listed 6 1/8% Senior Notes and the carrying value for all our other debt, which approximates fair value.

Note 6 — COMMITMENTS AND CONTINGENCIES

Sale and Leaseback Financing — On December 30, 2005, we sold nine aircraft for $68.6 million in aggregate to a subsidiary of General Electric Capital Corporation, and then leased back each of the nine aircraft under separate operating leases with terms of ten years expiring in January 2016. Each “net” lease agreement requires us to be responsible for all operating costs and has an effective interest rate of approximately 5%. Rent payments under each lease are payable monthly and total $6.3 million and $7.6 million annually during the first 60 months and second 60 months, respectively, for all nine leases in aggregate. Each lease has a purchase option upon expiration, an early purchase option at 60 months (December 2010), and an early termination option at 24 months (December 2007). The early purchase option price for the nine aircraft at 60 months is approximately $52 million in aggregate. There was a

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

deferred gain on the sale of the aircraft in the amount of $10.8 million in aggregate. The deferred gain is being amortized as a reduction in lease expense over the 10 year lease in proportion to the rent payments. Additional collateral in the amount of $11.8 million, which consists of five aircraft and a $2.5 million letter of credit, was provided until the conclusion of the Unites States Securities and Exchange Commission (“SEC”) investigation related to the Internal Review. The leases contain terms customary in transactions of this type, including provisions that allow the lessor to repossess the aircraft and require the lessee to pay a stipulated amount if the lessee defaults on its obligations under the leases.

Aircraft Purchase Contracts — We have entered into several agreements to purchase new and used aircraft which are reflected in the following table. As of March 31, 2006, we had $382.7 million remaining to be paid in connection with our aircraft purchase commitments.

	Commitments as of May 31, 2006
	Remaining to be Delivered
	Fiscal Year Ending March 31,
	2007	2008	2009	2010-2013	Total

Number of aircraft:(1)
New:
Small	3	—	—	—	3
Medium	17	11	3	12	43
Large	7	—	—	—	7

	27	11	3	12	53

Related expenditures (in thousands)	$240,805	$66,843	$23,244	$88,513	$419,405

(1)	We also have options to purchase 24 additional medium and 13 additional large aircraft. As of March 31, 2006, the options with respect to six of the aircraft are now subject to availability.

On May 19, 2006, we entered into an agreement to purchase two large aircraft for approximately $36.7 million, deliverable in early calendar year 2007. The agreement provides us with the option to purchase up to thirteen additional large aircraft. Of these options, five relate to aircraft deliverable in the second quarter of fiscal year 2008, and the remaining eight relate to aircraft deliverable in calendar year 2008. We have also made an arrangement with the manufacturer pursuant to which we may delay our existing purchase commitments for up to $100 million of medium aircraft upon the exercise of the first option.

In connection with an agreement to purchase three large aircraft to be utilized and owned by Norsk, the Company, Norsk and the other equity owner in Norsk each agreed to fund the purchase of one of these three aircraft. One was delivered fiscal year 2006 and the remaining two are expected to be delivered in fiscal year 2007. The one aircraft that we are purchasing is reflected in the table above.

Operating Leases — We have noncancelable operating leases in connection with the lease of certain equipment, land and facilities, including the lease with a subsidiary of General Electric Capital Corporation discussed above. Rental expense incurred under all operating leases, except for those with terms of a month or less that were not renewed, was $12.1 million in fiscal year 2006, $9.8 million in fiscal year 2005, and

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$7.3 million in fiscal year 2004. As of March 31, 2006, aggregate future payments under noncancelable operating leases that have initial or remaining terms in excess of one year are as follows (in thousands):

Fiscal year ending March 31, 2007	$9,665
2008	8,941
2009	8,193
2010	7,976
2011	8,215
Thereafter	41,333

$84,323

Collective Bargaining Agreement — We employ approximately 300 pilots in our North America operations who are represented by the Office and Professional Employees International Union (“OPEIU”) under a collective bargaining agreement. We and the pilots represented by the OPEIU ratified an amended collective bargaining agreement on April 4, 2005. The terms under the amended agreement are fixed until October 3, 2008 and include a wage increase for the pilot group and improvements to several other benefit plans. We do not believe that these increases will place us at a competitive, financial or operational disadvantage.

We are currently involved in negotiations with the unions in Nigeria and anticipate that we will increase certain benefits for union personnel as a result of these negotiations. We do not expect these benefit increases to have a material impact on our results of operations.

Our ability to attract and retain qualified pilots, mechanics and other highly-trained personnel is an important factor in determining our future success. For example, many of our customers require pilots with very high levels of flight experience. The market for these experienced and highly-trained personnel is competitive and will become more competitive if oil and gas industry activity levels increase. In addition, some of our pilots, mechanics and other personnel, as well as those of our competitors, are members of the U.S. or U.K. military reserves and have been, or could be, called to active duty. If significant numbers of such personnel are called to active duty, it would reduce the supply of such workers and likely increase our labor costs. Additionally, as a result of the disclosure and remediation of activities identified in the Internal Review, we may have difficulty attracting and retaining qualified personnel, and we may incur increased expenses.

Restrictions on Foreign Ownership of Common Stock — Under the Federal Aviation Act, it is unlawful to operate certain aircraft for hire within the United States unless such aircraft are registered with the FAA and the FAA has issued an operating certificate to the operator. As a general rule, aircraft may be registered under the Federal Aviation Act only if the aircraft are owned or controlled by one or more citizens of the United States and an operating certificate may be granted only to a citizen of the United States. For purposes of these requirements, a corporation is deemed to be a citizen of the United States only if, among other things, at least 75% of its voting interests are owned or controlled by United States citizens. If persons other than United States citizens should come to own or control more than 25% of our voting interest, we have been advised that our aircraft may be subject to deregistration under the Federal Aviation Act and we may lose our ability to operate within the United States. Deregistration of our aircraft for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on our ability to conduct operations within our North America business unit. Our organizational documents currently provide for the automatic suspension of voting rights of shares of our Common Stock owned or controlled by non-U.S. citizens, and our right to redeem those shares, to the extent necessary to comply with these requirements. As of March 31, 2006, approximately 1,404,000 shares of our Common Stock were held by persons with foreign addresses. These shares represented approximately 6.0% of our total outstanding common shares as of March 31, 2006. Because a substantial portion of our Common Stock is publicly traded, our foreign ownership may fluctuate on each trading day.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Internal Review — In February 2005, we voluntarily advised the staff of the SEC that the Audit Committee of our Board of Directors had engaged special outside counsel to undertake a review of certain payments made by two of our affiliated entities in a foreign country. The review of these payments, which initially focused on Foreign Corrupt Practices Act matters, was subsequently expanded by such special outside counsel to cover operations in other countries and other issues. In connection with this review, special outside counsel to the Audit Committee retained forensic accountants. As a result of the findings of the Internal Review, our Annual Report on Form 10-K for the year ended March 31, 2005 reflected our restated financial statements.

The SEC then notified us that it had initiated an informal inquiry and requested that we provide certain documents on a voluntary basis. The SEC thereafter advised us that the inquiry has become a formal investigation. We have responded to the SEC’s requests for documents and intend to continue to do so.

The Internal Review is complete. All known required restatements were reflected in the financial statements included in our fiscal year 2005 Annual Report, and no further restatements were required in these fiscal year 2006 financial statements. As a follow-up to matters identified during the course of the Internal Review, special counsel to the Audit Committee is completing certain work, and may be called upon to undertake additional work in the future to assist in responding to inquiries from the SEC, from other governmental authorities or customers, or as follow-up to the previous work performed by such special counsel.

In October 2005, the Audit Committee reached certain conclusions with respect to findings to date from the Internal Review. The Audit Committee concluded that, over a considerable period of time, (a) improper payments were made by, and on behalf of, certain foreign affiliated entities directly or indirectly to employees of the Nigerian government, (b) improper payments were made by certain foreign affiliated entities to Nigerian employees of certain customers with whom we have contracts, (c) inadequate employee payroll declarations and, in certain instances, tax payments were made by us or our affiliated entities in certain jurisdictions, (d) inadequate valuations for customs purposes may have been declared in certain jurisdictions resulting in the underpayment of import duties, and (e) an affiliated entity in a South American country, with the assistance of our personnel and two of our other affiliated entities, engaged in transactions which appear to have assisted the South American entity in the circumvention of currency transfer restrictions and other regulations. In addition, as a result of the Internal Review, the Audit Committee and management determined that there were deficiencies in our books and records and internal controls with respect to the foregoing and certain other activities.

Based on the Audit Committee’s findings and recommendations, the Board of Directors has taken disciplinary action with respect to our personnel who it determined bore responsibility for these matters. The disciplinary actions included termination or resignation of employment (including of certain members of senior management), changes of job responsibility, reductions in incentive compensation payments and reprimands. One of our affiliates has also obtained the resignation of certain of its personnel.

We have initiated remedial action, including initiating action to correct underreporting of payroll tax, disclosing to certain customers inappropriate payments made to customer personnel and terminating certain agency, business and joint venture relationships. We also have taken steps to reinforce our commitment to conduct our business with integrity by creating an internal corporate compliance function, instituting a new code of business conduct (our new code of business conduct entitled “Code of Business Integrity” is available on our website, http://www.bristowgroup.com), and developing and implementing a training program for all employees. In addition to the disciplinary actions referred to above, we have also taken steps to strengthen our control environment by hiring new key members of senior and financial management, including persons with appropriate technical accounting expertise, expanding our corporate finance group and internal audit staff, realigning reporting lines within the accounting function so that field accounting

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reports directly to the corporate accounting function instead of operations management, and improving the management of our tax structure to comply with its intended design. Our compliance program has also begun full operation, and clear corporate policies have been established and communicated to our relevant personnel related to employee expenses, delegation of authority, revenue recognition and customer billings.

We have communicated the Audit Committee’s conclusions with respect to the findings of the Internal Review to regulatory authorities in some, but not all, of the jurisdictions in which the relevant activities took place. We are in the process of gathering and analyzing additional information related to these matters, and expect to disclose the Audit Committee’s conclusions to regulatory authorities in other jurisdictions once this process has been completed. Such disclosure may result in legal and administrative proceedings, the institution of administrative, civil injunctive or criminal proceedings involving us and/or current or former employees, officers and/or directors who are within the jurisdictions of such authorities, the imposition of fines and other penalties, remedies and/or sanctions, including precluding us from participating in business operations in their countries. To the extent that violations of the law may have occurred in several countries in which we operate, we do not yet know whether such violations can be cured merely by the payment of fines or whether other actions may be taken against us, including requiring us to curtail our business operations in one or more such countries for a period of time. In the event that we curtail our business operations in any such country, we then may face difficulties exporting our aircraft from such country. As of March 31, 2006, the book values of our aircraft in Nigeria and the South American country where certain improper activities took place were approximately $115.9 million and $8.1 million, respectively.

We cannot predict the ultimate outcome of the SEC investigation, nor can we predict whether other applicable U.S. and foreign governmental authorities will initiate separate investigations. The outcome of the SEC investigation and any related legal and administrative proceedings could include the institution of administrative, civil injunctive or criminal proceedings involving us and/or current or former employees, officers and/or directors, the imposition of fines and other penalties, remedies and/or sanctions, modifications to business practices and compliance programs and/or referral to other governmental agencies for other appropriate actions. It is not possible to accurately predict at this time when matters relating to the SEC investigation will be completed, the final outcome of the SEC investigation, what if any actions may be taken by the SEC or by other governmental agencies in the U.S. or in foreign jurisdictions, or the effect that such actions may have on our consolidated financial statements. In addition, in view of the findings of the Internal Review, we are likely to encounter difficulties in the future conducting business in Nigeria and a South American country, and with certain customers. It is also possible that certain of our existing contracts may be cancelled (although none have been cancelled as of the date of filing of these fiscal year 2006 financial statements) and that we may become subject to claims by third parties, possibly resulting in litigation. The matters identified in the Internal Review and their effects could have a material adverse effect on our business, financial condition and results of operations.

In connection with its conclusions regarding payroll declarations and tax payments, the Audit Committee determined on November 23, 2005, following the recommendation of our senior management, that there was a need to restate our historical consolidated financial statements, including those for the quarterly periods in fiscal year 2005. Such restatement was reflected in our fiscal year 2005 Annual Report. As of March 31, 2006, we have accrued an aggregate of $20.1 million for the taxes, penalties and interest attributable to underreported employee payroll. Operating income for fiscal years 2006, 2005 and 2004 includes $4.3 million, $3.8 million and $4.2 million, respectively, attributable to this accrual. At this time, we cannot estimate what additional payments, fines, penalties and/or litigation, and related expenses may be required in connection with the matters identified as a result of the Internal Review, the SEC investigation, and/or any other related regulatory investigation that may be instituted or third-party litigation; however, such payments, fines, penalties and/or expenses could have a material adverse effect on our business, financial condition and results of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As we continue to respond to the SEC investigation and other governmental authorities and take other actions relating to improper activities that have been identified in connection with the Internal Review, there can be no assurance that restatements, in addition to those reflected in our fiscal year 2005 Annual Report, will not be required or that our historical financial statements included in these fiscal year 2006 financial statements will not change or require further amendment. In addition, new issues may be identified that may impact our financial statements and the scope of the restatements described in the fiscal year 2005 Annual Report and lead us to take other remedial actions or otherwise adversely impact us.

During fiscal year 2005, we incurred approximately $2.2 million in legal and other professional costs in connection with the Internal Review. During fiscal year 2006, we incurred an additional $10.5 million in legal and other professional costs related to the Internal Review. We expect to incur additional costs associated with the Internal Review, which will be expensed as incurred and which could be significant in the fiscal quarters in which they are recorded.

As a result of the disclosure and remediation of a number of activities identified in the Internal Review, we are likely to encounter difficulties conducting business in certain foreign countries and retaining and attracting additional business with certain customers. We cannot predict the extent of these difficulties; however, our ability to continue conducting business in these countries and with these customers and through these agents may be significantly impacted.

We have commenced actions to disclose activities in Nigeria identified in the Internal Review to affected customers, and one or more of these customers may seek to cancel their contracts with us. One of such customers already has commenced its own investigation. Among other things, we have been advised that such customer intends to exercise its rights to audit a specific contract, as well as to review its other relations with us. Although we have no indication as to what the final outcome of the audit and review will be, it is possible that such customer may seek to cancel one or more existing contracts if it believes that they were improperly obtained or that we breached any of their terms. Since our customers in Nigeria are affiliates of major international petroleum companies with whom we do business throughout the world, any actions which are taken by certain customers could have a material adverse effect on our business, financial position and results of operations, and these customers may preclude us from bidding on future business with them either locally or on a worldwide basis. In addition, applicable governmental authorities may preclude us from bidding on contracts to provide services in the countries where improper activities took place.

In connection with the Internal Review, we also have terminated our business relationship with certain agents and have taken actions to terminate business relationships with other agents. As described further below, in November 2005, one of the terminated agents and his affiliated entity have commenced litigation against two of our foreign affiliated entities claiming damages of $16.3 million for breach of contract.

We may be required to indemnify certain of our agents to the extent that regulatory authorities seek to hold them responsible in connection with activities identified in the Internal Review.

In a South American country, where certain improper activities took place, we are negotiating to terminate our ownership interest in the joint venture that provides us with the local ownership content necessary to meet local regulatory requirements for operating in that country. We may not be successful in our negotiations to terminate our ownership interest in the joint venture, and the outcome of such negotiations may negatively affect our ability to continue leasing our aircraft to the joint venture or other unrelated operating companies, to conduct other business in that country, or to export our aircraft from that country. As discussed in Note 3, we believe that it is unlikely that we will recover the value of our investment in the joint venture and therefore, we recorded an impairment charge of $1.0 million during fiscal year 2006 to reduce the recorded value of our investment in the joint venture. During fiscal years 2006 and 2005, we derived approximately $8.0 million and $10.2 million, respectively, of leasing and other

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

revenues from this joint venture, of which $4.0 million and $3.2 million, respectively, was paid by us to a third party for the use of the aircraft. In addition, during fiscal year 2005, approximately $0.3 million of dividend income was derived from this joint venture.

Without a joint venture partner, we will be unable to maintain an operating license and our future activities in that country may be limited to leasing our aircraft to unrelated operating companies. Our joint venture partners and agents are typically influential members of the local business community and instrumental in aiding us in obtaining contracts and managing our affairs in the local country. As a result of terminating these relationships, our ability to continue conducting business in these countries where the improper activities took place may be negatively affected.

Many of the improper actions identified in the Internal Review resulted in decreasing the costs incurred by us in performing our services. The remedial actions we are taking will result in an increase in these costs and, if we cannot raise our prices simultaneously and to the same extent as our increased costs, our operating income will decrease.

In addition, we face legal actions relating to the remedial actions which we have taken as a result of the Internal Review, and may face further legal action of this type in the future. In November 2005, two of our consolidated foreign affiliates were named in a lawsuit filed with the High Court of Lagos State, Nigeria by Mr. Benneth Osita Onwubalili and his affiliated company, Kensit Nigeria Limited, which allegedly acted as agents of our affiliates in Nigeria. The claimants allege that an agreement between the parties was terminated without justification and seek damages of $16.3 million. We have responded to this claim and are continuing to investigate this matter.

Document Subpoena from U.S. Department of Justice — On June 15, 2005, we issued a press release stating that one of our subsidiaries had received a document subpoena from the Antitrust Division of the U.S. Department of Justice (“DOJ”). Contemporaneously, similar subpoenas were served on two of our former executive officers. The subpoena relates to a grand jury investigation of potential antitrust violations among providers of helicopter transportation services in the U.S. Gulf of Mexico. We are continuing to investigate this matter and are providing the information that the DOJ has requested from us in the investigation. The outcome of the DOJ investigation and any related legal and administrative proceedings could include civil injunctive or criminal proceedings, the imposition of fines and other penalties, remedies and/or sanctions, referral to other governmental agencies, and/or the payment of damages in civil litigation. In connection with this matter, we have incurred $2.6 million in legal and other professional fees for fiscal year 2006. It is not possible to predict accurately at this time when the government investigation will be completed. Based on current information, we cannot predict the outcome of such investigation or what, if any, actions may be taken by the DOJ or other U.S. agencies or authorities or the effect that they may have on us.

Environmental Contingencies — The United States Environmental Protection Agency, also referred to as the EPA, has in the past notified us that we are a potential responsible party, or PRP, at four former waste disposal facilities that are on the National Priorities List of contaminated sites. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, also known as the Superfund law, persons who are identified as PRPs may be subject to strict, joint and several liability for the costs of cleaning up environmental contamination resulting from releases of hazardous substances at National Priorities List sites. We were identified by the EPA as a PRP at the Western Sand and Gravel Superfund site in Rhode Island in 1984, at the Sheridan Disposal Services Superfund site in Waller County, Texas in 1989, at the Gulf Coast Vacuum Services Superfund site near Abbeville, Louisiana in 1989, and at the Operating Industries, Inc. Superfund site in Monterey Park, California in 2003. We have not received any correspondence from the EPA with respect to the Western Sand and Gravel Superfund site since February 1991, nor with respect to the Sheridan Disposal Services Superfund site since 1989. Remedial activities at the Gulf Coast Vacuum Services Superfund site were completed in September 1999 and the site was

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

removed from the National Priorities List in July 2001. The EPA has offered to submit a settlement offer to us in return for which we would be recognized as a de minimis party in regard to the Operating Industries Superfund site, but we have not received this settlement proposal. Although we have not obtained a formal release of liability from the EPA with respect to any of these sites, we believe that our potential liability in connection with these sites is not likely to have a material adverse effect on our business, financial condition or results of operations.

Flight Accidents — On August 18, 2005, one of our helicopters operating in the U.S. Gulf of Mexico was involved in an accident that resulted in two fatalities. The cause of the accident is still under investigation by us and the National Transportation Safety Board. Our liability in connection with this accident is not likely to have a material adverse effect on our business or financial condition. On May 5, 2006, another one of our helicopters operating in the U.S. Gulf of Mexico was involved in an accident. This accident resulted in no fatalities, and the aircraft has been recovered.

Hurricanes Katrina and Rita — As a result of Hurricanes Katrina and Rita, several of our shorebase facilities located along the U.S. Gulf Coast sustained significant hurricane damage. In particular, Hurricane Katrina caused a total loss of our Venice, Louisiana, shorebase facility, and Hurricane Rita severely damaged the Creole, Louisiana, base and flooded the Intracoastal City, Louisiana, base. Based on estimates of the losses, discussions with our property insurers and analysis of the terms of our property insurance policies, we believe that it is probable that we will receive a total of $2.8 million in insurance recoveries ($1.3 million has been received thus far). Therefore, we recorded a $0.2 million net gain ($2.8 million in probable insurance recoveries offset by $2.6 million of involuntary conversion losses) during fiscal year 2006 related to property damage to these facilities. We reopened our Intracoastal City, Louisiana, base in December 2005, our Venice, Louisiana, base in March 2006 and our Creole, Louisiana, base in April 2006.

Aircraft Repurchase Commitments — During November 2002, we sold assets related to our activities in Italy. As a result of the sale, we recognized a pre-tax loss on the disposal of these assets during fiscal year 2003 of $1.3 million. The loss represented the excess of the net book value of the assets over the sales proceeds, plus the accrual of certain future obligations totaling $0.9 million. In connection with the initial sale, we also agreed to acquire ownership of three aircraft used in the Italy operations and currently leased from unrelated third parties at future dates, and transfer ownership to the buyer. As part of this arrangement, we agreed to exercise our purchase option at the conclusion of each lease and to sell these aircraft to the buyer for an aggregate sales price of €8.8 million ($11.4 million). During fiscal year 2005, leases with one of the third parties were terminated and the sale to the buyer closed on two of these aircraft, resulting in the recognition of a $2.3 million gain. We have exercised the purchase option on the remaining aircraft and expect the sale to be completed in July 2006, resulting in a gain of approximately $2.2 million.

Guarantees — We have guaranteed the repayment of up to £10 million ($17.4 million) of the debt of FBS and $13.1 million of the debt of RLR, both unconsolidated affiliates. See discussion of these commitments in Note 3. As of March 31, 2006, we have recorded a liability of $0.8 million representing the fair value of the RLR guarantee, which is reflected in our consolidated balance sheet in other liabilities and deferred credits. Additionally, as discussed in Note 5, we provided an indemnity agreement to Afianzadora Sofimex, S.A. to support issuance of surety bonds on behalf of HC from time to time; as of March 31, 2006, surety bonds with an aggregate value of 39.9 million Mexican pesos ($3.6 million) were outstanding.

The following table summarizes our commitments under these guarantees:

Amount of Commitment Expiration Per Period
	Less Than	1-3	4-5	After
Total	1 year	Years	Years	5 Years
(In thousands)

$34,118	$3,646	$13,079	$17,393	$—

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Matters — We are a defendant in certain claims and litigation arising out of operations in the normal course of business. In the opinion of management, uninsured losses, if any, will not be material to our financial position, results of operations or cash flows.

Note 7 — RESTRUCTURING CHARGES

In October 2003, we announced that our U.K. affiliate, Bristow Aviation, had begun a restructuring of its U.K. based operations. The restructuring was designed to reduce costs and promote operational efficiencies that would enable us to remain competitive in the North Sea offshore helicopter market.

As part of the restructuring program, Bristow Aviation reduced staffing levels by approximately 100 positions, or 11% of its U.K. workforce, over a twelve-month period that ended on December 31, 2004. For fiscal year 2005, Bristow Aviation incurred approximately $0.6 million in severance costs that are included in general and administrative expense in the accompanying consolidated statement of income and are allocated to Corporate. No such costs were incurred during fiscal year 2006. Bristow Aviation has incurred to date approximately $4.0 million in severance costs and approximately $0.6 million in other restructuring costs.

In November 2004, we sold certain contracts held by a technical services subsidiary of ours to FBH. The remaining operations of the subsidiary were downsized by ceasing to perform certain services for third-parties that had generated poor financial results for the previous two years. As a result of the downsizing, we reduced staffing levels by an additional 80 positions in our EH Centralized Operations business unit over a nine-month period ending on December 31, 2004. For fiscal years 2006 and 2005, we incurred approximately $0.3 million and $2.8 million, respectively, in severance costs. Approximately $2.6 million and $0.5 million of costs incurred to date are included in Direct Cost and General and Administrative expense, respectively, in the consolidated statement of income and have been allocated to the Helicopter Services segment, specifically to our EH Centralized Operations business unit.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 — TAXES

The components of deferred tax assets and liabilities are as follows:

	March 31,
	2006	2005
	(In thousands)

Deferred tax assets:
Foreign tax credits	$39,010	$47,317
Accrued pension liability	74,445	86,156
Maintenance and repair	7,694	8,483
Deferred revenues	3,990	—
Other	11,952	15,313
Valuation allowance	(13,380)	(14,252)

Total deferred tax assets	123,711	143,017

Deferred tax liabilities:
Property and equipment	(153,859)	(173,697)
Inventories	(10,559)	(11,333)
Prepaid pension costs	(20,289)	(18,661)
Investments in unconsolidated affiliates	(10,367)	(9,613)
Other	(1,943)	(715)

Total deferred tax liabilities	(197,017)	(214,019)

Net deferred tax liabilities	$(73,306)	$(71,002)

Certain of the above components have changed due to fluctuations in foreign currency exchange rates.

Companies may use foreign tax credits to offset the U.S. income taxes due on income earned from foreign sources. However, the credit that may be claimed for a particular taxable year is limited by the total income tax on the U.S. income tax return as well as by the ratio of foreign source net income in each statutory category to total net income. The amount of creditable foreign taxes available for the taxable year that exceeds the limitation (i.e.; “excess foreign tax credits”) may be carried back one year and forward ten years. As of March 31, 2006 and 2005, we did not believe it was more likely than not that we would generate sufficient foreign sourced income within the appropriate period to utilize all of its excess foreign tax credits. Therefore, the valuation allowance was established for the deferred tax asset related to foreign tax credits.

A portion of the above foreign tax credit asset represents the expected U.S. foreign tax credit that would result from the recognition of foreign deferred tax liabilities. As such, the credit may not be claimed on the U.S. income tax return until such time that the related foreign deferred tax liabilities become current. As of March 31, 2006 and 2005, $22.5 million and $19.2 million, respectively, of the above foreign deferred tax asset represent credits that relate to deferred foreign tax liabilities with respect to which the limitation on utilization and timing of carryovers have yet to begin.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of March 31, 2006, our U.S. foreign tax credit carryovers generated by fiscal year and the related expiration dates of those credits if they were to expire unutilized are as follows:

Fiscal Year Generated	Amount of Carryover	Expiration Date
	(In thousands)

2003	$8,207	March 31, 2013
2004	5,298	March 31, 2014

Total carryover to fiscal year 2007	$13,505

The components of income from continuing operations before provision for income taxes and minority interest for fiscal years 2006, 2005 and 2004 are as follows:

	Fiscal Year Ended March 31,
	2006	2005	2004
	(In thousands)

Domestic	$9,424	$20,375	$11,549
Foreign	65,211	53,230	59,060

Total	$74,635	$73,605	$70,609

The provision for income taxes for fiscal years 2006, 2005 and 2004 consisted of the following:

	Fiscal Year Ended March 31,
	2006	2005	2004
	(In thousands)

Current:
Domestic	$2,966	$3,634	$(2,467)
Foreign	12,225	16,361	9,526

	15,191	19,995	7,059

Deferred:
Domestic	(1,328)	12,710	8,512
Foreign	3,616	(10,870)	4,112

	2,288	1,840	12,624

Increase (decrease) in valuation allowance	(872)	—	(281)

Total	$16,607	$21,835	$19,402

The reconciliation of U.S. Federal statutory and effective income tax rates is shown below:

	Fiscal Year Ended March 31,
	2006	2005	2004

Statutory rate	35.0%	35.0%	35.0%
Foreign earnings taxed at rates other than the U.S. rate	5.1%	3.3%	(0.2)%
Foreign earnings permanently reinvested abroad	(22.7)%	(8.8)%	(5.2)%
Foreign earnings repatriated at reduced U.S. rate	5.3%	—%	—%
Change in valuation allowance	(1.2)%	0.0%	(0.4)%
State taxes provided	1.7%	0.4%	0.2%
Other, net	(0.9)%	(0.2)%	(1.9)%

Effective tax rate	22.3%	29.7%	27.5%

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The U.S. Internal Revenue Service has examined our U.S. Federal income tax returns for all years through 1996. All tax years through 2002 have been closed, either through settlement or expiration of the statute of limitations.

Our operations are subject to the jurisdiction of multiple tax authorities, which impose various types of taxes on us, including income, value added, sales and payroll taxes. Determination of taxes owed in any jurisdiction requires the interpretation of related tax laws, regulations judicial decisions and administrative interpretations of the local tax authority. As a result, we are subject to tax assessments in such jurisdictions including the re-determination of taxable amounts by tax authorities that may not agree with our interpretations and positions taken. We believe that the settlement of any such amounts would not have a significant impact on our consolidated financial position, results of operations and/or liquidity. In fiscal years 2006, 2005 and 2004, we reversed $11.4 million, $3.7 million and $3.5 million, respectively, of reserves for tax contingencies as a result of the expiration of the related statutes of limitations.

Unremitted foreign earnings reinvested abroad upon which U.S. income taxes have not been provided aggregated approximately $35.1 million, $59.0 million and $53.9 million at March 31, 2006, 2005 and 2004, respectively. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts. Therefore, no accrual of income tax has been made for fiscal year 2006 related to these permanently reinvested earnings as there was no plan in place to repatriate any of these foreign earnings to the U.S. as of the end of the fiscal year. Withholding taxes, if any, upon repatriation would not be significant.

The Jobs Act, enacted in October 2004, included a provision creating a temporary incentive for U.S. corporations to repatriate foreign earnings by providing an 85% deduction for certain dividends paid by controlled foreign corporations of U.S. corporations. The deduction is subject to a number of limitations and requirements, one of which is to adopt a DRIP to document planned reinvestments of amounts equal to the foreign earnings repatriated under the Jobs Act. The favorable U.S. tax treatment of repatriations under the Jobs Act applies to qualifying distributions that we received through March 31, 2006. In September 2005, our senior management approved a DRIP, as required by the Jobs Act, documenting our plan to repatriate up to a maximum of $75 million of previously unremitted foreign earnings from our foreign subsidiaries. Our Board of Directors subsequently approved the plan in November 2005. Through March 31, 2006, we received distributions intended to qualify under the Jobs Act totaling $46.1 million from one of our foreign subsidiaries. After consideration of the 85% dividends received deduction, $11.4 million of the distribution is taxable in the U.S. resulting in a current tax liability of $4.0 million, which has been reflected in our tax position for fiscal year 2006.

We receive a tax benefit that is generated by certain employee stock benefit plan transactions. This benefit is recorded directly to additional paid-in-capital and does not reduce our effective income tax rate. The tax benefit for fiscal years 2006, 2005 and 2004 totaled approximately $0.3 million, $2.9 million and $0.3 million, respectively.

Income taxes paid during fiscal years 2006, 2005 and 2004 were $31.3 million, $21.6 million and $20.0 million, respectively.

Note 9 — EMPLOYEE BENEFIT PLANS

Savings and Retirement Plans — We currently have three qualified defined contribution plans, which cover substantially all employees other than Bristow Aviation employees.

The Offshore Logistics, Inc. Employee Savings and Retirement Plan (“OLG Plan”) covers Corporate and Air Logistics or “AirLog” employees. Under the OLG Plan, we match each participant’s contributions up to 3% of the employee’s compensation. In addition, under the OLG Plan, we contribute an additional 3% of the employee’s compensation at the end of each calendar year.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Grasso Production Management, Inc. Thrift & Profit Sharing Trust covers eligible Grasso Production Management, Inc. employees. We match each participant’s contributions up to 3% of the employee’s compensation, plus a 50% match of contributions up to an additional 2% of compensation.

The Turbo Engines, Inc., formerly Pueblo Airmotive, Inc., 401(k) Plan covers Turbo Engines, Inc. employees. We match each participant’s contributions up to 3% of the employee’s compensation.

Bristow Helicopters (a wholly-owned subsidiary of Bristow Aviation) has a defined benefit pension plan, which covered all full-time employees of Bristow Aviation employed on or before December 31, 1997. The plan is closed to future accrual and any deficits are funded by contributions partly from employees and partly from Bristow Helicopters. Members of the plan contribute up to 11.5% of pensionable salary (as defined in the plan) and can pay additional voluntary contributions to provide additional benefits. The benefits are based on the employee’s annualized average last three years’ pensionable salaries. Plan assets are held in separate trustee administered funds, which are primarily invested in equities and bonds in the United Kingdom. This plan limits the rate of annual increases in pensionable salary to the lesser of (a) annual increases in a retail price index or (b) 5%.

In February 2004, Bristow Aviation amended the defined benefit pension plan. The amendment, effective February 1, 2004, essentially removed the defined benefit feature for a participant’s future services and replaced it with a defined contribution arrangement. This change to the plan constituted a “curtailment” of benefits and, accordingly, all previously deferred service gains related to prior plan amendments were recognized in the statement of income and totaled £11.9 million ($21.7 million) in fiscal year 2004.

Under the new defined contribution feature, Bristow Helicopters will contribute 5% of a participant’s non-variable salary to a defined contribution section of the plan up until December 31, 2004. The participant is required to contribute a minimum of 5% of non-variable salary for Bristow Helicopters to match the contribution. Beginning in January 2005, Bristow Helicopters’ contribution increased to a maximum of 7% of a participant’s non-variable salary, and in April 2006, the maximum employer contribution into the scheme was increased to 7.35% for pilots.

Our contributions to the five defined contribution plans were $7.2 million, $6.3 million and $19.8 million for fiscal years 2006, 2005 and 2004, respectively.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables provide a rollforward of the projected benefit obligation and the fair value of plan assets, set forth the defined benefit retirement plan’s funded status and provide a detail of the components of net periodic pension cost calculated. The measurement date adopted is March 31. For the purposes of amortizing gains and losses, the 10% corridor approach has been adopted and assets are taken at fair market value. Following the cessation of the defined benefit accruals for retirement pensions effective February 1, 2004, any such gains or losses are amortized over the average remaining life expectancy of the plan members.

	Fiscal Year Ended
	March 31,
	2006	2005

Change in benefit obligation:
Projected benefit obligation (PBO) at beginning of period	$422,169	$381,657
Service cost	280	288
Interest cost	21,326	20,721
Prior service costs	—	340
Actuarial loss	36,294	25,933
Benefit payments and expenses	(16,466)	(17,569)
Effect of exchange rate changes	(34,518)	10,799

Projected benefit obligation (PBO) at end of period	$429,085	$422,169

Change in plan assets:
Market value of assets at beginning of period	$300,713	$277,686
Actual return on assets	61,220	27,786
Employer contributions	9,539	5,101
Benefit payments and expenses	(16,466)	(17,569)
Effect of exchange rate changes	(25,235)	7,709

Market value of assets at end of period	$329,771	$300,713

Reconciliation of funded status:
Accumulated benefit obligation (ABO)	$429,085	$422,169

Projected benefit obligation (PBO)	$429,085	$422,169
Fair value of assets	(329,771)	(300,713)

PBO in excess of assets	99,314	121,456
Unrecognized actuarial losses	(136,521)	(157,999)

Prepaid pension cost	(37,207)	(36,543)
Adjustment to recognize minimum liability	136,521	157,999

Net recognized pension liability	$99,314	$121,456

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Year Ended March 31,
	2006	2005	2004
	(In thousands)

Components of net periodic pension cost:
Service cost for benefits earned during the period	$280	$288	$5,251
Interest cost on PBO	21,326	20,721	17,781
Expected return on assets	(19,401)	(19,243)	(16,028)
Prior service costs	—	340	—
Amortization of unrecognized plan amendment effects	—	—	(1,827)
Amortization of unrecognized experience losses	3,649	3,403	9,221

Subtotal	5,854	5,509	14,398
Curtailment gain	—	—	(21,665)

Net periodic pension (benefit) cost	$5,854	$5,509	$(7,267)

Actuarial assumptions used to develop these components were as follows:

	Fiscal Year Ended March 31,
	2006	2005	2004

Discount rate	4.95%	5.45%	5.50%
Expected long-term rate of return on assets	6.90%	7.00%	7.25%
Rate of compensation increase	2.70%	2.70%	2.25%

The expected rate of return assumptions have been determined following consultation with our actuarial advisors. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date and those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists.

Under U.K. legislation, it is the Trustees who are responsible for the investment strategy of the two plans, although day-to-day management of the assets is delegated to a team of regulated investment fund managers. The Trustees of the Bristow Staff Pension Scheme have the following three stated primary objectives when determining investment strategy:

(i) to ensure that sufficient assets are available to pay out members’ benefits as and when they arise;

(ii) to ensure that, should the Scheme be discontinued at any point in time, there would be sufficient assets to meet the discontinued liabilities (on actuarial advice) at the cost of securing benefits for pensioners with an insurance company, and provide deferred members with the cash equivalent of their deferred benefits; and

(iii) to ensure that the Scheme maintains the minimum level of funding known as the Minimum Funding Requirement (the MFR) as required by The Pensions Act 1995.

Subject to these constraints, the Trustees’ investment objective is to maximize the return on the assets held. The types of investment are held, and the relative allocation of assets to investments is selected, in light of the liability profile of the plan, its cash flow requirements and the funding level. In addition, in order to avoid an undue concentration of risk, a spread of assets is held, this diversification being within and across asset classes.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In determining the overall investment strategy for the plans, the Trustees undertake regular asset and liability modeling (“ALM”) with the assistance of their U.K. actuary. The ALM looks at a number of different investment scenarios and projects both a range and a best estimate of likely return from each one. Based on these analyses, and following consultation with us, the Trustees determine the benchmark allocation for the plans’ assets.

The market value of the plan assets as of March 31, 2006 and 2005 was allocated between asset classes as follows. Details of target allocation percentages under the Trustees’ investment strategies as of the same dates are also included.

	Target	Actual Allocation as of March 31,
Asset Category	Allocation	2006	2005

Equity securities	63.3%	66.6%	63.0%
Debt securities	36.7%	33.3%	36.6%
Other assets	0.0%	0.1%	0.4%

Total	100.0%	100.0%	100.0%

Estimated future benefit payments over each of the next five fiscal years from March 31, 2006 and in aggregate for the following five fiscal years after fiscal year 2011, including life assurance premiums, are as follows:

Projected Benefit Payments by the Plan for Fiscal Years Ending March 31,	Payments
(In thousands)

2007	$15,480
2008	15,828
2009	16,697
2010	17,393
2011	18,611
Aggregate 2012 — 2016	101,227

We expect to fund these payments with our cash contributions to the plans, plan assets and earnings on plan assets. The current best estimate of our cash contributions to the plans for the year ending March 31, 2007 is $9.9 million.

In May 2006, the Pensions Regulator (“TPR”) in the U.K. published a statement on regulating the funding of defined benefit schemes. In this statement, TPR focused on a number of items including the use of triggers to determine the level of funding of the schemes. Based on this statement, it is possible that we will see an increase in the required level of our contributions in future periods. We are not currently able to estimate what this increased level of funding will be and what impact it will have on our financial position in future periods.

Incentive and Stock Option Plans — Under the 1994 Long-Term Management Incentive Plan, as amended (“1994 Plan”), a maximum of 2,900,000 shares of Common Stock, or cash equivalents of Common Stock, were provided for awards to officers and key employees.

Awards granted under the 1994 Plan may be in the form of stock options, stock appreciation rights, restricted stock, deferred stock, other stock-based awards or any combination thereof. Options become exercisable at such time or times as determined at the date of grant and expire no more than ten years after the date of grant. Incentive stock option prices cannot be less than the fair market value of the Common Stock at the date of grant. Non-qualified stock option prices cannot be less than 50% of the fair market

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value of the Common Stock at the date of grant. Stock option prices are determined by our Board of Directors. This plan expired in 2005 and is in effect only for options outstanding as of March 31, 2005.

Under the 2004 Stock Incentive Plan (“2004 Plan”), a maximum of 1,000,000 shares of Common Stock, or cash equivalents of Common Stock, were provided for awards to officers and key employees. Awards granted under the 2004 Plan may be in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, other stock-based awards or any combination thereof. Options become exercisable at such time or times as determined at the date of grant and expire no more than ten years after the date of grant. Stock option and Free-Standing Stock Appreciation Right prices cannot be less than the fair market value of the Common Stock at the date of grant.

The 1991 Non-qualified Stock Option Plan for Non-employee Directors, as amended, (“1991 Director Plan”) provides for a maximum of 200,000 shares of Common Stock to be issued pursuant to such plan. As of the date of each annual meeting, each non-employee director who meets certain attendance criteria is automatically granted an option to purchase 2,000 shares of our Common Stock. The exercise price of the options granted is equal to the fair market value of the Common Stock on the date of grant, and the options are exercisable not earlier than six months after the date of grant and have an indefinite term. This plan expired in 2003 and is in effect only for options outstanding at March 31, 2004.

The 2003 Non-qualified Stock Option Plan for Non-employee Directors (“2003 Director Plan”) provides for a maximum of 250,000 shares of Common Stock to be issued pursuant to such plan. As of the date of each annual meeting, each non-employee director who meets certain attendance criteria is automatically granted an option to purchase 5,000 shares of our Common Stock. The exercise price of the options granted is equal to the fair market value of the Common Stock on the date of grant, and the options are exercisable not earlier than six months after the date of grant and expire no more than ten years after the date of grant.

Under our stock option plans there are 1,666,548 shares of Common Stock reserved for issuance as of March 31, 2006, of which 852,785 shares are available for future grants.

A summary of our stock options as of March 31, 2006, 2005 and 2004 and changes during the periods ended on those dates is presented below:

	Weighted Average	Number
	Exercise Price	of Shares

Balance as of March 31, 2003	$17.39	904,800
Granted	20.97	351,500
Exercised	17.33	(120,300)
Expired or cancelled	19.58	(24,000)

Balance as of March 31, 2004	18.48	1,112,000
Granted	26.25	409,500
Exercised	18.14	(683,487)
Expired or cancelled	19.82	(6,500)

Balance as of March 31, 2005	22.59	831,513
Granted	30.87	192,015
Exercised	19.35	(70,765)
Expired or cancelled	21.39	(139,000)

Balance as of March 31, 2006	24.90	813,763

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of March 31, 2006, 2005 and 2004, the number of options exercisable under the stock option plans was 407,723, 358,901 and 672,833, respectively, and the weighted average exercise price of those options was $23.03, $20.30 and $17.42, respectively. Stock options granted to employees under the 1994 and 2004 Plans during fiscal years 2006, 2005 and 2004 vest ratably over three years on each anniversary from the date of grant and expire ten years from the date of grant. Stock options granted to non-employee directors under the 1991 and 2003 Directors Plans vest after six months.

The following table summarizes information about stock options outstanding as of March 31, 2006:

	Options Outstanding			Options Exercisable
		Wgtd. Avg.	Wgtd. Avg.		Wgtd. Avg.
Range of	Number	Remaining	Exercise	Number	Exercise
Exercise Prices	Outstanding	Contr. Life	Price	Exercisable	Price

$ 7.38 - $19.76	179,934	5.34	$17.26	179,934	$17.26
$21.15 - $29.82	465,229	8.34	24.81	118,123	22.16
$30.25 - $36.61	168,600	9.06	33.30	109,666	33.42

	813,763	7.83	24.90	407,723	23.03

A summary of our restricted stock units as of March 31, 2006 and 2005 and changes during the periods ended on those dates is presented below:

	Weighted Average	Number of
	Initial Market Value	Shares

Balance as of March 31, 2004	$—	—
Granted	27.71	25,000
Forfeited	—	—

Balance as of March 31, 2005	27.71	25,000
Granted	29.71	180,300
Forfeited	33.72	(7,100)

Balance as of March 31, 2006	29.32	198,200

The restricted stock units fully vest on the fifth anniversary from the date of grant if the “Cumulative Annual Shareholder Return” (as defined in the restricted stock unit agreements) exceeds an annual average of 3% for the five year period. Partial vesting occurs on the third or fourth anniversary after the date of grant if the Cumulative Annual Shareholder Return equals or exceeds 10%, with full vesting if such amount equals or exceeds 15%.

We record compensation expense for the restricted stock units based on an estimate of the expected vesting, which is reassessed quarterly. Changes in such estimates may cause the amount of expense recognized each period to fluctuate. We recognized $0.6 million in employee stock-based compensation expense related to restricted stock units during fiscal year 2006.

Other Compensation Plans — The Annual Incentive Compensation Plan (“Annual Plan”) provides for an annual award of cash bonuses to key employees based primarily on pre-established objective measures of Company and subsidiary performance. Participants are permitted to receive all or any part of their annual incentive bonus in the form of shares of restricted stock in accordance with the terms of the 1994 Plan. The bonuses related to this plan were $3.9 million, $2.7 million and $2.1 million for fiscal years 2006, 2005 and 2004, respectively. There were no shares of restricted stock outstanding as of March 31, 2006 related to the Annual Plan.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In January 2004, we instituted a new non-qualified deferred compensation plan for our senior executives. Under the terms of the plan, participants can elect to defer a portion of their compensation for distribution at a later date. In addition, we have the discretion to make annual tax deferred contributions to the plan on the participants’ behalf. The assets of the plan are held in a rabbi trust and are subject to our general creditors. As of March 31, 2006, the amount held in trust was $1.3 million.

Note 10 — EARNINGS PER SHARE AND STOCKHOLDERS’ EQUITY

Basic earnings per common share were computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the fiscal year. Diluted earnings per common share for fiscal year 2004 were determined on the assumption that the Convertible Subordinated Notes were converted on April 1, 2003. Diluted earnings per share for fiscal years 2006 and 2005, respectively, excluded 100,235 and 45,712 stock options at a weighted average exercise price of $33.70 and $33.47, which were outstanding during the period but were anti-dilutive. The following table sets forth the computation of basic and diluted income from continuing operations per share:

	Fiscal Year Ended March 31,
	2006	2005	2004

Net income (in thousands):
Income available to common stockholders-basic	$57,809	$51,560	$49,825
Interest and redemption premium on convertible debt, net of taxes	—	—	1,809

Income available to common stockholders-diluted	$57,809	$51,560	$51,634

Shares:
Weighted average number of common shares outstanding-basic	23,341,315	23,040,565	22,545,183
Net effect of dilutive stock options and restricted stock units based on treasury stock method	262,877	340,003	174,423
Assumed conversion of convertible debt	—	—	1,293,045

Weighted average of common shares outstanding- diluted	23,604,192	23,380,568	24,012,651

Basic earnings per share	$2.48	$2.24	$2.21
Diluted earnings per share	$2.45	$2.21	$2.15

We adopted a stockholder rights plan on February 9, 1996, as amended on May 6, 1997 and on January 10, 2003, designed to assure that our stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control without paying all stockholders a fair price. The rights plan was not adopted in response to any specific takeover proposal. Under the rights plan, we declared a dividend of one right (“Right”) on each share of our Common Stock. Each Right entitles the holder to purchase one one-hundredth of a share of a new Series A Junior Participating Preferred Stock, par value $1.00 per share, at an exercise price of $50.00. Each Right entitles its holder to purchase a number of common shares of the Company having a market value of twice the exercise price. The Rights are not currently exercisable and will become exercisable only in the event a person or group acquires beneficial ownership of ten percent or more of our Common Stock (except that certain institutional investors may hold up to 12.5%). The dividend distribution was made on February 29, 1996 to stockholders of record on

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that date. In February 2006, the stockholder rights plan was amended to extend the expiration date of the Rights from February 28, 2006 to February 28, 2009.

The total number of authorized shares of Common Stock reserved as of March 31, 2006 was 4,000,239. These shares are reserved in connection with our stock-based compensation plans, the Rights discussed above, and in conjunction with prior acquisitions.

NOTE 11 — SEGMENT INFORMATION

We operate principally in two business segments: Helicopter Services and Production Management Services. Beginning in fiscal year 2006, we conduct the operations of our Helicopter Services segment through seven business units: North America, South and Central America, Europe, West Africa, Southeast Asia, Other International and Eastern Hemisphere (“EH”) Centralized Operations.

Our EH Centralized Operations business unit is comprised of a helicopter leasing subsidiary, our technical services business and other non-flight services business in the Eastern Hemisphere and corporate level expenses for our Eastern Hemisphere businesses not allocated to any other business unit. These operations are not included within any other business unit as they are managed centrally by our Eastern Hemisphere management separate and apart from these other operations. Previously, we conducted these operations through four business units: North America, North Sea, International and Technical Services.

We provide Production Management Services, contract personnel and medical support services in the U.S. Gulf of Mexico to the domestic oil and gas industry under the Grasso Production Management name.

The change in business units reflects changes made in fiscal year 2006 by our President and Chief Executive Officer (Bristow Group’s chief decision maker) and other senior management to the way they manage and evaluate our results of operations. Our management determined that in addition to evaluating our results of operations based on the nature of our operations, they would also manage and evaluate our results of operations based on the geographic location of our operations and the location of the management teams responsible for those operations. Accordingly, we have modified our segment disclosure to reflect the change in business units.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following presents reportable segment information for the fiscal years ended March 31, 2006, 2005 and 2004, reconciled to consolidated totals, and prepared on the same basis as our consolidated financial statements

	Fiscal Year Ended March 31,
	2006	2005	2004
	(In thousands)

Segment gross revenue from external customers:
Helicopter Services:
North America	$202,415	$156,224	$152,988
South and Central America	42,869	52,597	51,665
Europe	239,397	221,261	207,229
West Africa	107,411	94,429	77,188
Southeast Asia	61,168	53,024	43,326
Other International	33,934	21,244	10,662
EH Centralized Operations	12,960	14,268	22,664

Total Helicopter Services	700,154	613,047	565,722
Production Management Services	68,093	58,915	49,750
Corporate	693	1,684	1,529

Total segment gross revenue	$768,940	$673,646	$617,001

Intersegment and intrasegment gross revenue:
Helicopter Services:
North America	$26,169	$22,795	$19,150
South and Central America	1,685	1,102	915
Europe	3,544	2,437	4,270
West Africa	—	3	17
Southeast Asia	—	—	3
Other International	1,405	100	159
EH Centralized Operations	41,973	41,901	49,513

Total Helicopter Services	74,776	68,338	74,027
Production Management Services	77	67	65

Total intersegment and intrasegment gross revenue	$74,853	$68,405	$74,092

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Year Ended March 31,
	2006	2005	2004
	(In thousands)

Consolidated gross revenue reconciliation:
Helicopter Services:
North America	$228,584	$179,019	$172,138
South and Central America	44,554	53,699	52,580
Europe	242,941	223,698	211,499
West Africa	107,411	94,432	77,205
Southeast Asia	61,168	53,024	43,329
Other International	35,339	21,344	10,821
EH Centralized Operations	54,933	56,169	72,177
Intrasegment eliminations	(65,876)	(60,567)	(67,284)

Total Helicopter Services(1)	709,054	620,818	572,465
Production Management Services(2)	68,170	58,982	49,815
Corporate	693	1,684	1,529
Intersegment eliminations	(8,977)	(7,838)	(6,808)

Total consolidated gross revenue	$768,940	$673,646	$617,001

Consolidated operating income (loss) reconciliation:
Helicopter Services:
North America	$37,863	$25,977	$28,423
South and Central America	5,042	12,083	12,975
Europe	30,630	29,374	17,309
West Africa	5,632	5,891	1,101
Southeast Asia	4,800	4,002	2,386
Other International	7,549	2,879	1,724
EH Centralized Operations	437	(4,441)	2,324
Curtailment gain allocated to Helicopter Services(3)	—	—	20,365

Total Helicopter Services	91,953	75,765	86,607
Production Management Services	5,327	3,907	2,514
Gain on disposal of assets	102	8,039	3,943
Corporate	(23,587)	(10,103)	(5,639)
Curtailment gain allocated to Corporate(3)	—	—	1,300

Total consolidated operating income	$73,795	$77,608	$88,725

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Year Ended March 31,
	2006	2005	2004
	(In thousands)

Capital expenditures:(4)
Helicopter Services:
North America	$109,826	$52,273	$57,451
South and Central America	36	65	171
Europe	—	—	—
West Africa	2,062	389	110
Southeast Asia	1,338	355	40
Other International	1,034	—	—
EH Centralized Operations	39,339	36,669	9,638

Total Helicopter Services	153,635	89,751	67,410
Production Management Services	107	168	436
Corporate	520	104	9

Total capital expenditures	$154,262	$90,023	$67,855

Depreciation and amortization:(4)
Helicopter Services:
North America	$16,899	$14,953	$12,693
South and Central America	2,064	2,110	2,516
Europe	497	507	505
West Africa	1,707	1,132	1,114
Southeast Asia	341	294	231
Other International	1,936	1,478	666
EH Centralized Operations	18,521	19,917	21,453

Total Helicopter Services	41,965	40,391	39,178
Production Management Services	196	194	166
Corporate	95	108	199

Total depreciation and amortization	$42,256	$40,693	$39,543

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31,
	2006	2005
	(In thousands)

Identifiable assets:(4)
North America	$415,045	$432,592
South and Central America	10,042	6,133
Europe	31,515	36,480
West Africa	8,918	6,046
Southeast Asia	13,657	13,346
Other International	28,125	27,140
EH Centralized Operations	520,524	531,065

Total Helicopter Services	1,027,826	1,052,802
Production Management Services	34,013	31,918
Corporate	114,574	64,856

Total identifiable assets	$1,176,413	$1,149,576

(1)	Includes reimbursable revenue of $62.9 million, $53.6 million and $52.2 million for fiscal years 2006, 2005 and 2004, respectively.

(2)	Includes reimbursable revenue of $17.3 million, $11.1 million and $6.7 million for fiscal years 2006, 2005, and 2004, respectively.

(3)	See discussion of the curtailment in Note 9.

(4)	Information presented herein for our business units related to capital expenditures, depreciation and amortization and identifiable assets is based on the business unit that owns the underlying assets. A significant portion of these assets are leased from our EH Centralized Operations business unit to other business units. Our operating revenue and operating expenses associated with the operations of those assets is reflected in the results for the business unit that operates the asset and the intercompany lease revenue and expense eliminates in consolidation.

We attribute revenue to various countries based on the location where Helicopter Services or Production Management Services are actually performed. Long-lived assets consist primarily of helicopters and are attributed to various countries based on the physical location of the asset at a given fiscal year end. Entity-wide information by geographic area is as follows:

	Fiscal Year Ended March 31,
	2006	2005	2004
	(In thousands)

Gross revenue:
United States	$207,655	$216,255	$203,728
United Kingdom	265,408	223,075	211,468
Nigeria	101,388	94,215	76,683
Australia	50,654	43,143	32,072
Mexico	8,135	24,264	25,611
Other countries	135,700	72,694	67,439

	$768,940	$673,646	$617,001

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31,
	2006	2005
	(In thousands)
Long-lived assets:
United States	$148,128	$179,835
United Kingdom	142,786	164,787
Nigeria	119,640	77,537
Australia	28,052	31,892
Mexico	25,135	31,166
Other countries	152,173	123,845

	$615,914	$609,062

Goodwill related to Production Management Services was $13.9 million as of March 31, 2006 and 2005. Goodwill related to Helicopter Services was $12.9 million and $12.8 million as of March 31, 2006 and 2005, respectively. See a further breakout of goodwill by business unit in Note 1.

During fiscal years 2006, 2005 and 2004, we conducted operations in over 12 foreign countries as well as in the United States and the United Kingdom. Due to the nature of our principal assets, they are regularly and routinely moved between operating areas (both domestic and foreign) to meet changes in market and operating conditions. During fiscal years 2006, 2005 and 2004, the aggregate activities of one international oil company customer accounted for 10%, 11% and 11%, respectively, of consolidated gross revenue. During fiscal year 2006, our top ten customers accounted for 50% of our gross revenue.

Note 12 — QUARTERLY FINANCIAL INFORMATION (Unaudited)

	Fiscal Quarter Ended
	June 30	September 30	December 31(1)(2)(3)	March 31(1)(2)(3)
	(In thousands, except per share amounts)
2006
Gross revenue	$180,937	$194,405	$192,267	$201,331
Operating income	15,045	22,095	17,732	18,923
Net income	11,972	14,632	13,400	17,805
Basic earnings per share	0.51	0.63	0.57	0.76
Diluted earnings per share	0.51	0.62	0.57	0.75
2005
Gross revenue	$160,401	$170,627	$172,167	$170,451
Operating income	19,351	25,152	19,216	13,889
Net income	11,587	16,651	10,108	13,214
Basic earnings per share	0.51	0.73	0.43	0.57
Diluted earnings per share	0.51	0.71	0.43	0.56

(1)	Our overall effective tax rate for the year-to-date period declined from 32.9% through the fiscal quarter ended December 31, 2004 to 29.7% through the fiscal quarter ended March 31, 2005 as a result of reversals of reserves for income taxes during the fiscal quarter ended March 31, 2005. This decrease in tax rate resulted in a corresponding increase in net income during the fiscal quarter ended March 31, 2005.

(2)	Net income for the fourth quarters of fiscal years 2006 and 2005 includes dividend income received from an unconsolidated affiliate of $2.5 million.

(3)	Net income for the fiscal quarters ended June 30, September 30 and December 31, 2005, and March 31, 2006 included $2.8 million, $0.2 million, $2.3 million and $0.1 million, respectively, of

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

foreign currency transaction gains. Net income for the fiscal quarters ended June 30, September 30 and December 31, 2004, and March 31, 2005 included $0.1 million, $0.3 million, $(2.6) million, and $0.9 million, respectively, of foreign currency transaction gains (losses).

Note 13 —	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

In connection with the sale of our $230 million 6 1/8% Senior Notes due 2013, certain of our wholly-owned subsidiaries (the “Guarantor Subsidiaries”) jointly, severally and unconditionally guaranteed the payment obligations under the Senior Notes. The following supplemental financial information sets forth, on a consolidating basis, the balance sheet, statement of income and cash flow information for Bristow Group Inc. (“Parent Company Only”), for the Guarantor Subsidiaries and for Bristow Group Inc.’s other subsidiaries (the “Non-Guarantor Subsidiaries”). On March 31, 2004, Airlog International Ltd., one of Bristow Group Inc.’s wholly-owned subsidiaries exceeded the threshold for the determination of a significant subsidiary as defined in the $230 million 6 1/8% Senior Note indenture. Therefore, this subsidiary executed a Supplemental Indenture and its financial information is reflected in Guarantor Subsidiaries in the accompanying Supplemental Condensed Consolidating Balance Sheet as of March 31, 2006 and 2005, and the Supplemental Condensed Consolidating Statement of Income and Supplemental Condensed Consolidating Statement of Cash Flows for the fiscal years ended March 31, 2006 and 2005. We have not presented separate financial statements and other disclosures concerning the Guarantor Subsidiaries because management has determined that such information is not material to investors.

The supplemental condensed consolidating financial information has been prepared pursuant to the rules and regulations for condensed financial information and does not include all disclosures included in annual financial statements, although we believe that the disclosures made are adequate to make the information presented not misleading. Certain reclassifications were made to conform all of the financial information to the financial presentation on a consolidated basis. The principal eliminating entries eliminate investments in subsidiaries, intercompany balances and intercompany revenues and expenses.

The allocation of the consolidated income tax provision was made using the with and without allocation method.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Income
Fiscal Year Ended March 31, 2006

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

Revenue:
Gross revenue	$692	$295,582	$472,666	$—	$768,940
Intercompany revenue	—	8,263	8,831	(17,094)	—

	692	303,845	481,497	(17,094)	768,940

Operating expense:
Direct cost	16	222,780	368,247	—	591,043
Intercompany expenses	—	8,831	7,823	(16,654)	—
Depreciation and amortization	95	17,755	24,406	—	42,256
General and administrative	24,168	15,027	23,193	(440)	61,948
Loss (gain) on disposal of assets	4	(588)	482	—	(102)

	24,283	263,805	424,151	(17,094)	695,145

Operating income (loss)	(23,591)	40,040	57,346	—	73,795
Earnings (losses) from unconsolidated affiliates, net	35,737	(2,534)	9,500	(35,945)	6,758
Interest income	54,920	203	4,244	(55,208)	4,159
Interest expense	(14,597)	(11)	(55,289)	55,208	(14,689)
Other income (expense), net	(515)	7	5,120	—	4,612

Income before provision for income taxes and minority interest	51,954	37,705	20,921	(35,945)	74,635
Allocation of consolidated income taxes	(6,010)	2,397	20,220	—	16,607
Minority interest	(155)	—	(64)	—	(219)

Net income	$57,809	$35,308	$637	$(35,945)	$57,809

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Balance Sheet
As of March 31, 2006

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$74,601	$1,363	$46,518	$—	$122,482
Accounts receivable	23,627	57,332	112,277	(32,831)	160,405
Inventories	—	71,061	76,799	—	147,860
Prepaid expenses and other	1,146	4,080	11,293	—	16,519

Total current assets	99,374	133,836	246,887	(32,831)	447,266
Intercompany investment	266,510	1,046	—	(267,556)	—
Investment in unconsolidated affiliates	4,854	1,587	33,471	—	39,912
Intercompany notes receivable	547,552	—	13,954	(561,506)	—
Property and equipment — at cost:
Land and buildings	171	29,251	11,250	—	40,672
Aircraft and equipment	1,695	357,051	479,568	—	838,314

	1,866	386,302	490,818	—	878,986
Less: Accumulated depreciation and amortization	(1,349)	(109,963)	(151,760)	—	(263,072)

	517	276,339	339,058	—	615,914
Goodwill	—	18,593	8,133	111	26,837
Other assets	8,808	176	37,500	—	46,484

	$927,615	$431,577	$679,003	$(861,782)	$1,176,413

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$920	$19,225	$39,006	$(9,437)	$49,714
Accrued liabilities	14,696	20,399	79,855	(23,394)	91,556
Deferred taxes	(6,060)	—	11,085	—	5,025
Short-term borrowings and current maturities of long-term debt	—	—	17,634	—	17,634

Total current liabilities	9,556	39,624	147,580	(32,831)	163,929
Long-term debt, less current maturities	234,381	—	13,281	—	247,662
Intercompany notes payable	14,658	74,525	472,323	(561,506)	—
Other liabilities and deferred credits	4,658	10,175	139,704	—	154,537
Deferred taxes	34,361	1,648	32,272	—	68,281
Minority interest	1,804	—	2,503	—	4,307
Stockholders’ investment:
Common stock	234	4,062	23,578	(27,640)	234
Additional paid-in-capital	158,761	51,170	13,477	(64,646)	158,762
Retained earnings	447,524	250,373	(69,417)	(180,956)	447,524
Accumulated other comprehensive income (loss)	21,678	—	(96,298)	5,797	(68,823)

	628,197	305,605	(128,660)	(267,445)	537,697

	$927,615	$431,577	$679,003	$(861,782)	$1,176,413

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended March 31, 2006

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

Net cash provided by operating activities:	$42,235	$48,593	$16,797	$(68,360)	$39,265
Cash flows from investing activities:
Capital expenditures	(520)	(109,618)	(29,434)	—	(139,572)
Proceeds from asset dispositions	73	61,581	23,738	—	85,392
Acquisitions, net of cash received	—	—	—	—	—
Investments	—	2,000	(2,000)	—	—

Net cash used in investing activities	(447)	(46,037)	(7,696)	—	(54,180)

Cash flows from financing activities:
Proceeds from borrowings	20,691	—	—	(20,691)	—
Repayment of debt and debt redemption premiums	—	—	(4,070)	—	(4,070)
Repayment of intercompany debt	(10,501)	(4,600)	(6,804)	21,905	—
Debt issuance cost	(2,564)	—	—	—	(2,564)
Partial prepayment of put/call obligation	—	—	—	—	—
Dividends paid	—	(4,500)	(62,646)	67,146	—
Repurchase of shares from minority interest	(129)	—	—	—	(129)
Issuance of common stock	1,369	—	—	—	1,369

Net cash provided by (used in) financing activities	8,866	(9,100)	(73,520)	68,360	(5,394)

Effect of exchange rate changes in cash and cash equivalents	—	—	(3,649)	—	(3,649)

Net increase (decrease) in cash and cash equivalents	50,654	(6,544)	(68,068)	—	(23,958)
Cash and cash equivalents at beginning of period	23,947	7,907	114,586	—	146,440

Cash and cash equivalents at end of period	$74,601	$1,363	$46,518	$—	$122,482

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Income
Fiscal Year Ended March 31, 2005

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

Revenue:
Gross revenue	$1,685	$249,116	$422,845	$—	$673,646
Intercompany revenue	—	6,185	4,301	(10,486)	—

	1,685	255,301	427,146	(10,486)	673,646

Operating expense:
Direct cost	50	188,969	329,120	—	518,139
Intercompany expenses	—	4,301	5,720	(10,021)	—
Depreciation and amortization	108	15,357	25,228	—	40,693
General and administrative	11,628	12,239	21,843	(465)	45,245
Gain on disposal of assets	—	(956)	(7,083)	—	(8,039)

	11,786	219,910	374,828	(10,486)	596,038

Operating income (loss)	(10,101)	35,391	52,318	—	77,608
Earnings from unconsolidated affiliates, net	23,794	2,356	7,453	(24,003)	9,600
Interest income	50,682	109	3,749	(51,352)	3,188
Interest expense	(14,890)	(241)	(51,886)	51,352	(15,665)
Other income (expense), net	(29)	9	(1,106)	—	(1,126)

Income before provision for income taxes and minority interest	49,456	37,624	10,528	(24,003)	73,605
Allocation of consolidated income taxes	(2,314)	5,518	18,631	—	21,835
Minority interest	(210)	—	—	—	(210)

Net income (loss)	$51,560	$32,106	$(8,103)	$(24,003)	$51,560

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Balance Sheet
As of March 31, 2005

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

ASSETS
Current assets::
Cash and cash equivalents	$23,947	$7,907	$114,586	$—	$146,440
Accounts receivable	19,108	41,253	97,484	(24,006)	133,839
Inventories	—	72,892	67,814	—	140,706
Prepaid expenses and other	470	2,529	8,460	—	11,459

Total current assets	43,525	124,581	288,344	(24,006)	432,444
Intercompany investment	297,709	1,046	—	(298,755)	—
Investment in unconsolidated affiliates	683	4,121	32,372	—	37,176
Intercompany notes receivable	554,655	—	10,727	(565,382)	—
Property and equipment — at cost:
Land and buildings	135	23,466	8,942	—	32,543
Aircraft and equipment	1,426	327,214	498,391	—	827,031

	1,561	350,680	507,333	—	859,574
Less: Accumulated depreciation and amortization	(1,398)	(100,549)	(148,565)	—	(250,512)

	163	250,131	358,768	—	609,062
Goodwill	—	18,593	8,105	111	26,809
Other assets	6,543	634	36,908	—	44,085

	$903,278	$399,106	$735,224	$(888,032)	$1,149,576

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities::
Accounts payable	$673	$10,997	$29,176	$(5,206)	$35,640
Accrued liabilities	20,395	22,868	88,472	(18,800)	112,935
Deferred taxes	(6,291)	—	13,000	—	6,709
Short-term borrowings and current maturities of long-term debt	—	—	6,413	—	6,413

Total current liabilities	14,777	33,865	137,061	(24,006)	161,697
Long-term debt, less current maturities	230,000	—	25,667	—	255,667
Intercompany notes payable	10,246	86,103	469,033	(565,382)	—
Other liabilities and deferred credits	8,749	416	161,247	—	170,412
Deferred taxes	31,623	1,773	30,897	—	64,293
Minority interest	2,131	—	2,383	—	4,514
Stockholders’ investment:
Common stock	233	4,062	13,941	(18,003)	233
Additional paid-in-capital	157,100	51,169	13,477	(64,646)	157,100
Retained earnings	389,715	221,718	(5,723)	(215,995)	389,715
Accumulated other comprehensive income (loss)	58,704	—	(112,759)	—	(54,055)

	605,752	276,949	(91,064)	(298,644)	492,993

	$903,278	$399,106	$735,224	$(888,032)	$1,149,576

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended March 31, 2005

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

Net cash provided by (used in) operating activities:	$(2,863)	$49,935	$78,662	$(21,261)	$104,473
Cash flows from investing activities:
Capital expenditures	(104)	(52,196)	(27,967)	2,178	(78,089)
Proceeds from asset dispositions	8,034	12,826	23,040	(2,178)	41,722
Acquisitions, net of cash received	—	—	(1,986)	—	(1,986)
Investments	1,000	(1,150)	(8,036)	—	(8,186)

Net cash provided by (used in) investing activities	8,930	(40,520)	(14,949)	—	(46,539)

Cash flows from financing activities:
Proceeds from borrowings	—	—	7,087	(7,087)	—
Repayment of debt and debt redemption premiums	—	—	(2,427)	—	(2,427)
Repayment of intercompany debt	(18,416)	(9,400)	(532)	28,348	—
Partial prepayment of put/call obligation	(86)	—	—	—	(86)
Repurchase of shares from minority interest	(7,389)	—	—	—	(7,389)
Issuance of common stock	12,665	—	—	—	12,665

Net cash provided by (used in) financing activities	(13,226)	(9,400)	4,128	21,261	2,763

Effect of exchange rate changes in cash and cash equivalents	—	—	64	—	64

Net increase (decrease) in cash and cash equivalents	(7,159)	15	67,905	—	60,761
Cash and cash equivalents at beginning of period	31,106	7,892	46,681	—	85,679

Cash and cash equivalents at end of period	$23,947	$7,907	$114,586	$—	$146,440

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Income
Fiscal Year Ended March 31, 2004

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

Revenue:
Gross revenue	$1,530	$196,213	$419,258	$—	$617,001
Intercompany revenue	—	12,553	1,700	(14,253)	—

	1,530	208,766	420,958	(14,253)	617,001

Operating expense:
Direct cost	61	153,244	322,144	—	475,449
Intercompany expenses	8	1,691	11,591	(13,290)	—
Depreciation and amortization	200	12,709	26,634	—	39,543
General and administrative	6,900	10,395	22,560	(963)	38,892
Gain on disposal of assets	—	(1,055)	(2,888)	—	(3,943)
Curtailment gain	—	—	(21,665)	—	(21,665)

	7,169	176,984	358,376	(14,253)	528,276
Operating income (loss)	(5,639)	31,782	62,582	—	88,725
Earnings from unconsolidated affiliates, net	31,529	—	11,197	(31,687)	11,039
Interest income	43,208	20	1,939	(43,478)	1,689
Interest expense	(15,939)	(60)	(44,308)	43,478	(16,829)
Loss on extinguishment of debt	(6,205)	—	—	—	(6,205)
Other expense, net	(976)	(16)	(6,818)	—	(7,810)

Income before provision for income taxes and minority interest	45,978	31,726	24,592	(31,687)	70,609
Allocation of consolidated income taxes	(5,229)	1,834	22,797	—	19,402
Minority interest	(1,382)	—	—	—	(1,382)

Net income	$49,825	$29,892	$1,795	$(31,687)	$49,825

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended March 31, 2004

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

Net cash provided by operating activities:	$1,547	$58,606	$12,506	$10,672	$83,331
Cash flows from investing activities:
Capital expenditures	(9)	(57,813)	(10,033)	—	(67,855)
Assets purchased on behalf of unconsolidated affiliate	(17,869)	(6,217)	(11,308)	—	(35,394)
Acquisitions, net of cash received	17,869	6,217	11,308	—	35,394
Proceeds from asset dispositions	4	2,984	3,866	—	6,854
Investments	(2,953)	—	1,372	—	(1,581)

Net cash used in investing activities	(2,958)	(54,829)	(4,795)	—	(62,582)

Cash flows from financing activities:
Proceeds from borrowings	262,270	—	3,592	(14,450)	251,412
Repayment of debt and debt redemption premiums	(231,289)	—	(6,116)	3,778	(233,627)
Debt issuance costs	(4,889)	—	—	—	(4,889)
Partial prepayment of put/call obligation	(11,442)	—	—	—	(11,442)
Issuance of common stock	2,085	—	—	—	2,085

Net cash provided by (used in) financing activities	16,735	—	(2,524)	(10,672)	3,539

Effect of exchange rate changes in cash and cash equivalents	—	—	4,591	—	4,591

Net increase in cash and cash equivalents	15,324	3,777	9,778	—	28,879
Cash and cash equivalents at beginning of period	15,782	2,213	38,805	—	56,800

Cash and cash equivalents at end of period	$31,106	$5,990	$48,583	$—	$85,679

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Bristow Group Inc.:

We have reviewed the condensed consolidated balance sheet of Bristow Group Inc. and subsidiaries as of June 30, 2006 and the related condensed consolidated statements of income and cash flows for the three-month periods ended June 30, 2006 and 2005. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Bristow Group Inc. and subsidiaries as of March 31, 2006, and the related consolidated statements of income, stockholders’ investment, and cash flows for the year then ended (not presented herein); and in our report dated June 8, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2006 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/  KPMG LLP

Houston, Texas
August 8, 2006

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	June 30,
	2006	2005
	(Unaudited)
	(In thousands, except per share amounts)

Gross revenue:
Operating revenue from non-affiliates	$181,786	$150,748
Operating revenue from affiliates	12,079	11,486
Reimbursable revenue from non-affiliates	26,125	17,428
Reimbursable revenue from affiliates	1,072	1,275

	221,062	180,937

Operating expense:
Direct cost	138,470	122,552
Reimbursable expense	26,898	18,662
Depreciation and amortization	10,283	10,307
General and administrative	15,349	14,963
Gain on disposal of assets	(998)	(592)

	190,002	165,892

Operating income	31,060	15,045
Earnings from unconsolidated affiliates, net of losses	1,559	46
Interest income	1,290	1,032
Interest expense	(3,236)	(3,708)
Other income (expense), net	(4,785)	2,783

Income before provision for income taxes and minority interest	25,888	15,198
Provision for income taxes	(8,543)	(3,176)
Minority interest	(116)	(50)

Net income	$17,229	$11,972

Net income per common share:
Basic	$0.74	$0.51

Diluted	$0.73	$0.51

The accompanying notes are an integral part of these financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	March 31,
	2006	2006
	(Unaudited)
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$109,634	$122,482
Accounts receivable from non-affiliates, net of allowance for doubtful accounts of $4.2 million and $4.6 million, respectively	158,096	144,521
Accounts receivable from affiliates, net of allowance for doubtful accounts of $4.6 million and $4.6 million, respectively	16,862	15,884
Inventories	155,679	147,860
Prepaid expenses and other	17,215	16,519

Total current assets	457,486	447,266
Investment in unconsolidated affiliates	40,668	39,912
Property and equipment — at cost:
Land and buildings	43,815	40,672
Aircraft and equipment	900,167	838,314

	943,982	878,986
Less — Accumulated depreciation and amortization	(279,184)	(263,072)

	664,798	615,914
Goodwill	26,807	26,837
Prepaid pension costs	40,576	37,207
Other assets	9,459	9,277

	$1,239,794	$1,176,413

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$57,330	$49,714
Accrued wages, benefits and related taxes	44,960	45,958
Income taxes payable	10,851	6,537
Other accrued taxes	7,791	6,471
Deferred revenues	11,048	9,994
Other accrued liabilities	27,735	22,596
Deferred taxes	6,618	5,025
Short-term borrowings and current maturities of long-term debt	14,489	17,634

Total current liabilities	180,822	163,929
Long-term debt, less current maturities	247,029	247,662
Accrued pension liabilities	145,116	136,521
Other liabilities and deferred credits	17,511	18,016
Deferred taxes	69,245	68,281
Minority interest	4,349	4,307
Commitments and contingencies (Note 4)
Stockholders’ investment:
Common stock, $.01 par value, authorized 35,000,000 shares; outstanding: 23,430,097 as of June 30 and 23,385,473 as of March 31 (exclusive of 1,281,050 treasury shares)	234	234
Additional paid-in capital	161,191	158,762
Retained earnings	464,753	447,524
Accumulated other comprehensive loss	(50,456)	(68,823)

	575,722	537,697

	$1,239,794	$1,176,413

The accompanying notes are an integral part of these financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	June 30,
	2006	2005
	(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net income	$17,229	$11,972
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	10,283	10,307
Deferred income taxes	1,407	(737)
Gain on asset dispositions	(998)	(592)
Stock-based compensation expense	752	—
Equity in earnings from unconsolidated affiliates under (over) dividends received	845	(46)
Minority interest in earnings	116	50
Tax benefit related to exercise of stock options	(303)	—
Increase (decrease) in cash resulting from changes in:
Accounts receivable	(6,485)	(27,430)
Inventories	(3,273)	(7,144)
Prepaid expenses and other	(1,180)	736
Accounts payable	5,847	3,522
Accrued liabilities	8,536	(567)
Other liabilities and deferred credits	(599)	154

Net cash provided by (used in) operating activities	32,177	(9,775)
Cash flows from investing activities:
Capital expenditures	(46,882)	(30,130)
Proceeds from asset dispositions	2,556	2,394

Net cash used in investing activities	(44,326)	(27,736)
Cash flows from financing activities:
Repayment of debt and debt redemption premiums	(3,957)	(798)
Partial prepayment of put/call obligation	(30)	(34)
Issuance of common stock	764	530
Tax benefit related to exercise of stock options	303	—

Net cash used in financing activities	(2,920)	(302)
Effect of exchange rate changes on cash and cash equivalents	2,221	(2,405)

Net decrease in cash and cash equivalents	(12,848)	(40,218)
Cash and cash equivalents at beginning of period	122,482	146,440

Cash and cash equivalents at end of period	$109,634	$106,222

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest, net of interest capitalized	$6,357	$6,943
Income taxes	$2,562	$1,711

The accompanying notes are an integral part of these financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 —	BASIS OF PRESENTATION, CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following consolidated financial statements include the accounts of Bristow Group Inc. and its consolidated entities (“Bristow Group,” the “Company,” “we,” “us,” or “our”) after elimination of all significant intercompany accounts and transactions. Investments in affiliates in which we own 50% or less of the equity but have retained the majority of the economic risk of the operating assets and related results are consolidated. Certain of these entities are Variable Interest Entities (“VIEs”) of which we are the primary beneficiary. See discussion of these VIEs in Note 3 in the “Notes to Consolidated Financial Statements” included in our Annual Report on Form 10-K for fiscal year 2006. Other investments in affiliates in which we own 50% or less of the equity but have the ability to exercise significant influence are accounted for using the equity method. Investments which we do not consolidate or in which we do not exercise significant influence are accounted for under the cost method whereby dividends are recognized as income when received.

Pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), the information contained in the following condensed notes to consolidated financial statements is condensed from that which would appear in the annual consolidated financial statements; accordingly, the consolidated financial statements included herein should be read in conjunction with the consolidated financial statements and related notes thereto contained in our Annual Report on Form 10-K for fiscal year 2006 (“fiscal year 2006 Financial Statements”). Operating results for the interim period presented are not necessarily indicative of the results that may be expected for the entire fiscal year.

The condensed consolidated financial statements included herein are unaudited; however, they include all adjustments of a normal recurring nature which, in the opinion of management, are necessary for a fair presentation of the consolidated financial position of the Company as of June 30, 2006, the consolidated results of operations for the three months ended June 30, 2006 and 2005, and the consolidated cash flows for the three months ended June 30, 2006 and 2005.

Our fiscal year ends March 31, and we refer to fiscal years based on the end of such period. Therefore, the fiscal year ended March 31, 2007 is referred to as fiscal year 2007.

Foreign Currency Translation

Foreign currency transaction gains and losses result from the effect of changes in exchange rates on transactions denominated in currencies other than a company’s functional currency, including transactions between consolidated companies. An exception is made where an intercompany loan or advance is deemed to be of a long-term investment nature, in which instance the foreign currency transaction gains and losses are included with cumulative translation gains and losses and are reported in stockholders’ investment as accumulated other comprehensive gains or losses. Translation adjustments, which are reported in accumulated other comprehensive gains or losses, are the result of translating a foreign entity’s financial statements from its functional currency to U.S. dollars, our reporting currency. Balance sheet information is presented based on the exchange rate as of the balance sheet date, and income statement information is presented based on the average conversion rate for the period. The various components of equity are presented at their historical average exchange rates. The resulting difference after applying the different exchange rates is the cumulative translation adjustment. The functional currency of Bristow Aviation Holdings, Ltd. (“Bristow Aviation”), one of our consolidated subsidiaries, is the British pound sterling.

As a result of the change in exchange rates during the three months ended June 30, 2006, we recorded foreign currency transaction losses of approximately $4.8 million, primarily related to the British pound sterling, compared to foreign currency transaction gains of approximately $2.8 million during the three months ended June 30, 2005. These gains and losses arose primarily as a result of U.S. dollar-denominated

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transactions entered into by Bristow Aviation whose functional currency is the British pound sterling and included cash and cash equivalents held in U.S. dollar-denominated accounts, U.S. dollar denominated intercompany loans and revenues from contracts which are settled in U.S. dollars. During the three months ended June 30, 2006, the exchange rate (of one British pound sterling into U.S. dollars) ranged from a low of $1.74 to a high of $1.89, with an average of $1.83. As of June 30, 2006, the exchange rate was $1.85. During the three months ended June 30, 2005, the exchange rate ranged from a low of $1.79 to a high of $1.92, with an average of $1.86. As of March 31, 2006, the exchange rate was $1.74. Beginning in July 2006, we reduced a portion of Bristow Aviation’s U.S. dollar-denominated balances, and we expect to take other actions in the near term to further mitigate this foreign exchange exposure.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 requires enterprises to evaluate tax positions using a two-step process consisting of recognition and measurement. The effects of a tax position will be recognized in the period in which the enterprise determines that it is more likely than not (defined as a more than 50% likelihood) that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of tax benefit that is greater than 50% likely of being recognized upon ultimate settlement. FIN No. 48 is effective for our fiscal year beginning on April 1, 2007. We do not believe that the adoption of this interpretation will have a material impact on our consolidated results of operations, cash flows or financial position upon adoption; however, we have not yet completed our evaluation of the impact of FIN No. 48.

See Note 6 for discussion and disclosure made in connection with the adoption of SFAS No. 123(R), “Share-Based Payment.”

Note 2 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES

HC — Since the conclusion of the contract with Petróleos Mexicanos (“PEMEX”) in February 2005, our 49% owned unconsolidated affiliates, Hemisco Helicopters International, Inc. (“Hemisco”) and Heliservicio Campeche S.A. de C.V. (“Heliservicio” and collectively, “HC”), experienced difficulties during fiscal year 2006 in meeting their obligations to make lease rental payments to us and to another one of our unconsolidated affiliates, Rotorwing Leasing Resources, L.L.C. (“RLR”). During fiscal year 2006, RLR and we made a determination that because of the uncertainties as to collectibility, lease revenues from HC would be recognized as they were collected. As of June 30, 2006, $1.0 million of amounts billed but not collected from HC have not been recognized in our results, and our 49% share of the equity in earnings of RLR has been reduced by $2.6 million for amounts billed but not collected from HC. During the three months ended June 30, 2006, we recognized revenue of $0.8 million upon receipt of payment from HC for amounts billed in fiscal year 2006.

We have taken several actions to improve the financial condition and profitability of HC, including relocating several aircraft to other markets, restructuring our profit sharing arrangement with our partner, and completing a recapitalization of Heliservicio on August 19, 2005. We also are exploring markets in which to redeploy aircraft that are currently operating on an ad hoc basis in Mexico. In June 2006,

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Heliservicio was awarded a two-year contract by PEMEX. Under this contract, Heliservicio will provide and operate three medium helicopters in support of PEMEX’s oil and gas operations. We will continue to evaluate the improving results for HC to determine if and when we will change our accounting for this joint venture from the cash to accrual basis.

Note 3 — DEBT

Debt as of June 30, 2006 and March 31, 2006 consisted of the following (in thousands):

	June 30,	March 31,
	2006	2006

6 1/8% Senior Notes due 2013	$230,000	$230,000
Limited recourse term loans	19,736	20,023
Hemisco Helicopters International, Inc. Note	4,380	4,380
Short-term advance from customer	1,400	1,400
Note to Sakhalin Aviation Services Ltd.	664	647
Sakhalin Debt	5,338	5,667
Short-term notes	—	3,179

Total debt	261,518	265,296
Less short-term borrowings and current maturities of long-term debt	(14,489)	(17,634)

Total long-term debt	$247,029	$247,662

Revolving Credit Facility — As of June 30, 2006, we had a $30 million revolving credit facility with a U.S. bank. Borrowings bear interest at a rate equal to one-month LIBOR plus a spread ranging from 1.25% to 2.0%. We had $3.2 million of outstanding letters of credit and no borrowings under this facility as of June 30, 2006. This facility was terminated in August 2006.

Senior Secured Credit Facilities — In August 2006, we entered into syndicated senior secured credit facilities which consist of a $100 million revolving credit facility (with a subfacility of $25 million for letters of credit) and a $25 million letter of credit facility (the “Credit Facilities”). The aggregate commitments under the revolving credit facility may be increased to $200 million at our option following our 6 1/8% Senior Notes due 2013 receiving an investment grade credit rating from Moody’s or Standard & Poor’s (so long as the rating of the other rating agency of such notes is no lower than one level below investment grade). The revolving credit facility may be used for general corporate purposes, including working capital and acquisitions. The letter of credit facility will be used to issue letters of credit supporting or securing performance of statutory obligations, surety or appeal bonds, bid, performance and similar obligations.

Borrowings under the revolving credit facility bear interest at an interest rate equal to, at our option, either the Base Rate or LIBOR (or EURIBO, in the case of Euro-denominated borrowings) plus the applicable margin. “Base Rate” means the higher of (1) the prime rate and (2) the Federal Funds rate plus 0.5% per annum. The applicable margin for borrowings range from 0.0% and 2.5% depending on whether the Base Rate or LIBOR is used, and is determined based on our credit rating. Fees owed on letters of credit issued under either the revolving credit facility or the letter of credit facility are equal to the margin for LIBOR borrowings. Based on our current ratings, the margins on Base Rate and LIBOR borrowings are 0.0% and 1.25%, respectively. Interest will be payable at least quarterly, and the Credit Facilities mature in August 2011. Our obligations under the Credit Facilities are guaranteed by certain of our principal domestic subsidiaries and secured by the accounts receivable, inventory and equipment (excluding aircraft and their components) of Bristow Group Inc. and the guarantor subsidiaries, and the capital stock of certain of our principal subsidiaries.

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In addition, the Credit Facilities include covenants which are customary for these types of facilities, including certain financial covenants and restrictions on the ability of Bristow Group Inc. and its subsidiaries to enter into certain transactions, including those that could result in the incurrence of additional liens and indebtedness; the making of loans, guarantees or investments; sales of assets; payments of dividends or repurchases of our capital stock; and entering into transactions with affiliates.

U.K. Facilities — As of June 30, 2006, Bristow Aviation had a £6.0 million ($11.1 million) facility for letters of credit, of which £0.4 million ($0.7 million) was outstanding, and a £1.0 million ($1.8 million) net overdraft facility, under which no borrowings were outstanding. Both facilities are with a U.K. bank. The letter of credit facility is provided on an uncommitted basis, and outstanding letters of credit bear fees at a rate of 0.7% per annum. Borrowings under the net overdraft facility are payable upon demand and bear interest at the bank’s base rate plus a spread that can vary between 1% and 3% per annum depending on the net overdraft amount. The net overdraft facility is scheduled to expire on August 31, 2006. The facilities are guaranteed by certain of Bristow Aviation’s subsidiaries and secured by several helicopter mortgages and a negative pledge of Bristow Aviation’s assets.

Note 4 — COMMITMENTS AND CONTINGENCIES

Aircraft Purchase Contracts — As shown in the table below, we expect to make additional capital expenditures over the next seven fiscal years to increase the size of our aircraft fleet. As of June 30, 2006, we had 51 aircraft on order and options to acquire an additional 37 aircraft. The additional aircraft on order are expected to provide incremental fleet capacity, with only a small number of our existing aircraft expected to be replaced with the new aircraft.

	Nine Months
	Ending	Fiscal Year Ending March 31,
	March 31, 2007	2008	2009	2010	2011-2013	Total

Commitments as of June 30, 2006:
Number of aircraft:
Small	3	—	—	—	—	3
Medium	15	11	3	3	9	41
Large	7	—	—	—	—	7

	25	11	3	3	9	51

Related expenditures (in thousands)	$211,248	$71,519	$23,245	$24,491	$64,022	$394,525

Options as of June 30, 2006:
Number of aircraft:
Medium	—	1	6	6	11	24
Large	—	7	6	—	—	13

	—	8	12	6	11	37

Related expenditures (in thousands)	$37,861	$178,275	$102,600	$48,292	$81,191	$448,219

As of June 30, 2006, options with respect to six of the medium aircraft were included in the 2011-2013 period in the table above. However, we can accelerate the delivery of these aircraft at our option to as early as January 1, 2008, subject to the manufacturer’s availability to fill customer orders at the time an option is exercised. We have also made an arrangement with the manufacturer pursuant to which we may delay our

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existing purchase commitments for up to $100 million of medium aircraft upon the exercise of options for an equal amount of large aircraft.

In connection with an agreement to purchase three large aircraft to be utilized and owned by Norsk Helikopter AS (“Norsk”), our unconsolidated affiliate in Norway, the Company, Norsk and the other equity owner in Norsk each agreed to fund the purchase of one of these three aircraft. One was delivered during fiscal year 2006, and the remaining two are expected to be delivered in fiscal year 2007. The one aircraft that we are purchasing is reflected in the table above.

Collective Bargaining Agreement — We employ approximately 300 pilots in our North America operations who are represented by the Office and Professional Employees International Union (“OPEIU”) under a collective bargaining agreement. We and the pilots represented by the OPEIU ratified an amended collective bargaining agreement on April 4, 2005. The terms under the amended agreement are fixed until October 3, 2008 and include a wage increase for the pilot group and improvements to several other benefit plans.

We are currently involved in negotiations with the unions in Nigeria and anticipate that we will increase certain benefits for union personnel as a result of these negotiations. We do not expect these benefit increases to have a material impact on our results of operations.

Our ability to attract and retain qualified pilots, mechanics and other highly-trained personnel is an important factor in determining our future success. For example, many of our customers require pilots with very high levels of flight experience. The market for these experienced and highly-trained personnel is competitive and will become more competitive if oil and gas industry activity levels increase. In addition, some of our pilots, mechanics and other personnel, as well as those of our competitors, are members of the U.S. or U.K. military reserves and have been, or could be, called to active duty. If significant numbers of such personnel are called to active duty, it would reduce the supply of such workers and likely increase our labor costs. Additionally, as a result of the disclosure and remediation of activities identified in the Internal Review (see below), we may have difficulty attracting and retaining qualified personnel, and we may incur increased expenses.

Internal Review — In February 2005, we voluntarily advised the staff of the SEC that the Audit Committee of our Board of Directors had engaged special outside counsel to undertake a review of certain payments made by two of our affiliated entities in a foreign country. The review of these payments, which initially focused on Foreign Corrupt Practices Act matters, was subsequently expanded by such special outside counsel to cover operations in other countries and other issues (the “Internal Review”). In connection with this review, special outside counsel to the Audit Committee retained forensic accountants. As a result of the findings of the Internal Review, our quarter ended December 31, 2004 and prior financial statements were restated. For further information on the restatements, see our fiscal year 2005 Annual Report.

The SEC then notified us that it had initiated an informal inquiry and requested that we provide certain documents on a voluntary basis. The SEC thereafter advised us that the inquiry has become a formal investigation. We have responded to the SEC’s requests for documents and intend to continue to do so.

The Internal Review is complete. All known required restatements were reflected in the financial statements included in our fiscal year 2005 Annual Report, and no further restatements were required in our fiscal year 2006 Annual Report or our financial statements for the three months ended June 30, 2006 presented in this Quarterly Report. As a follow-up to matters identified during the course of the Internal Review, special counsel to the Audit Committee may be called upon to undertake additional work in the future to assist in responding to inquiries from the SEC, from other governmental authorities or customers, or as follow-up to the previous work performed by such special counsel.

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In October 2005, the Audit Committee reached certain conclusions with respect to findings to date from the Internal Review. The Audit Committee concluded that, over a considerable period of time, (1) improper payments were made by, and on behalf of, certain foreign affiliated entities directly or indirectly to employees of the Nigerian government, (2) improper payments were made by certain foreign affiliated entities to Nigerian employees of certain customers with whom we have contracts, (3) inadequate employee payroll declarations and, in certain instances, tax payments were made by us or our affiliated entities in certain jurisdictions, (4) inadequate valuations for customs purposes may have been declared in certain jurisdictions resulting in the underpayment of import duties, and (5) an affiliated entity in a South American country, with the assistance of our personnel and two of our other affiliated entities, engaged in transactions which appear to have assisted the South American entity in the circumvention of currency transfer restrictions and other regulations. In addition, as a result of the Internal Review, the Audit Committee and management determined that there were deficiencies in our books and records and internal controls with respect to the foregoing and certain other activities.

Based on the Audit Committee’s findings and recommendations, the Board of Directors has taken disciplinary action with respect to our personnel who it determined bore responsibility for these matters. The disciplinary actions included termination or resignation of employment (including of certain members of senior management), changes of job responsibility, reductions in incentive compensation payments and reprimands. One of our affiliates has also obtained the resignation of certain of its personnel.

We have initiated remedial action, including initiating action to correct underreporting of payroll tax, disclosing to certain customers inappropriate payments made to customer personnel and terminating certain agency, business and joint venture relationships. We also have taken steps to reinforce our commitment to conduct our business with integrity by creating an internal corporate compliance function, instituting a new code of business conduct, and developing and implementing a training program for all employees. In addition to the disciplinary actions referred to above, we have also taken steps to strengthen our control environment by hiring new key members of senior and financial management, including persons with appropriate technical accounting expertise, expanding our corporate finance group and internal audit staff, realigning reporting lines within the accounting function so that field accounting reports directly to the corporate accounting function instead of operations management, and improving the management of our tax structure to comply with its intended design. Our compliance program has also begun full operation and clear corporate policies have been established and communicated to our relevant personnel related to employee expenses, delegation of authority, revenue recognition and customer billings.

We have communicated the Audit Committee’s conclusions with respect to the findings of the Internal Review to regulatory authorities in some, but not all, of the jurisdictions in which the relevant activities took place. We are in the process of gathering and analyzing additional information related to these matters, and expect to disclose the Audit Committee’s conclusions to regulatory authorities in other jurisdictions once this process has been completed. Such disclosure may result in legal and administrative proceedings, the institution of administrative, civil injunctive or criminal proceedings involving us and/or current or former employees, officers and/or directors who are within the jurisdictions of such authorities, the imposition of fines and other penalties, remedies and/or sanctions, including precluding us from participating in business operations in their countries. To the extent that violations of the law may have occurred in several countries in which we operate, we do not yet know whether such violations can be cured merely by the payment of fines or whether other actions may be taken against us, including requiring us to curtail our business operations in one or more such countries for a period of time. In the event that we curtail our business operations in any such country, we then may face difficulties exporting our aircraft from such country. As of June 30, 2006, the book values of our aircraft in Nigeria and the South American country where certain improper activities took place were approximately $118.3 million and $8.1 million, respectively.

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We cannot predict the ultimate outcome of the SEC investigation, nor can we predict whether other applicable U.S. and foreign governmental authorities will initiate separate investigations. The outcome of the SEC investigation and any related legal and administrative proceedings could include the institution of administrative, civil injunctive or criminal proceedings involving us and/or current or former employees, officers and/or directors, the imposition of fines and other penalties, remedies and/or sanctions, modifications to business practices and compliance programs and/or referral to other governmental agencies for other appropriate actions. It is not possible to accurately predict at this time when matters relating to the SEC investigation will be completed, the final outcome of the SEC investigation, what if any actions may be taken by the SEC or by other governmental agencies in the U.S. or in foreign jurisdictions, or the effect that such actions may have on our consolidated financial statements. In addition, in view of the findings of the Internal Review, we may encounter difficulties in the future conducting business in Nigeria and a South American country, and with certain customers. It is also possible that certain of our existing contracts may be cancelled (although none have been cancelled as of the date of filing of this Quarterly Report) and that we may become subject to claims by third parties, possibly resulting in litigation. The matters identified in the Internal Review and their effects could have a material adverse effect on our business, financial condition and results of operations.

In connection with its conclusions regarding payroll declarations and tax payments, the Audit Committee determined on November 23, 2005, following the recommendation of our senior management, that there was a need to restate our quarter ended December 31, 2004 and prior financial statements. Such restatement was reflected in our fiscal year 2005 Annual Report. As of June 30, 2006, we have accrued an aggregate of $21.6 million for the taxes, penalties and interest attributable to underreported employee payroll, which we expect to begin paying during the quarter ending September 30, 2006. Operating income for three months ended June 30, 2005 included $0.9 million attributable to this accrual. No additional amounts were incurred during the three months ended June 30, 2006.

As we continue to respond to the SEC investigation and other governmental authorities and take other actions relating to improper activities that have been identified in connection with the Internal Review, there can be no assurance that restatements, in addition to those reflected in our fiscal year 2005 Annual Report, will not be required or that our historical financial statements included in this Quarterly Report will not change or require further amendment. In addition, new issues may be identified that may impact our financial statements and the scope of the restatements described in our fiscal year 2005 Annual Report and lead us to take other remedial actions or otherwise adversely impact us.

During fiscal years 2005 and 2006 and the three months ended June 30, 2006, we incurred approximately $2.2 million, $10.5 million and $0.1 million, respectively, in legal and other professional costs in connection with the Internal Review. We expect to incur additional costs associated with the Internal Review, which will be expensed as incurred and which could be significant in the fiscal quarters in which they are recorded.

As a result of the disclosure and remediation of a number of activities identified in the Internal Review, we may encounter difficulties conducting business in certain foreign countries and retaining and attracting additional business with certain customers. We cannot predict the extent of these difficulties; however, our ability to continue conducting business in these countries and with these customers and through these agents may be significantly impacted.

We have disclosed the activities in Nigeria identified in the Internal Review to affected customers, and one or more of these customers may seek to cancel their contracts with us. One such customer has conducted its own investigation and contract audit. We have agreed with that customer on certain actions we will take to address the findings of their audit, which in large part are steps we have taken or had already planned to take. Since our customers in Nigeria are affiliates of major international petroleum companies with whom we do business throughout the world, any actions which are taken by certain

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customers could have a material adverse effect on our business, financial position and results of operations, and these customers may preclude us from bidding on future business with them either locally or on a worldwide basis. In addition, applicable governmental authorities may preclude us from bidding on contracts to provide services in the countries where improper activities took place.

In connection with the Internal Review, we also have terminated our business relationship with certain agents and have taken actions to terminate business relationships with other agents. In November 2005, one of the terminated agents and his affiliated entity have commenced litigation against two of our foreign affiliated entities claiming damages of $16.3 million for breach of contract.

We may be required to indemnify certain of our agents to the extent that regulatory authorities seek to hold them responsible in connection with activities identified in the Internal Review.

In a South American country, where certain improper activities took place, we are negotiating to terminate our ownership interest in the joint venture that provides us with the local ownership content necessary to meet local regulatory requirements for operating in that country. We may not be successful in our negotiations to terminate our ownership interest in the joint venture, and the outcome of such negotiations may negatively affect our ability to continue leasing our aircraft to the joint venture or other unrelated operating companies, to conduct other business in that country, or to export our aircraft and inventory from that country. We recorded an impairment charge of $1.0 million during fiscal year 2006 to reduce the recorded value of our investment in the joint venture. During fiscal years 2006 and 2005 and the three months ended June 30, 2006 and 2005, we derived approximately $8.0 million, $10.2 million, $2.0 million and $2.0 million, respectively, of leasing and other revenues from this joint venture, of which $4.0 million, $3.2 million, $0.9 million and $1.3 million, respectively, was paid by us to a third party for the use of the aircraft. In addition, during fiscal year 2005, approximately $0.3 million of dividend income was derived from this joint venture. No dividend income was derived from this joint venture during fiscal year 2006 or the three months ended June 30, 2006.

Without a joint venture partner, we will be unable to maintain an operating license and our future activities in that country may be limited to leasing our aircraft to unrelated operating companies. Our joint venture partners and agents are typically influential members of the local business community and instrumental in aiding us in obtaining contracts and managing our affairs in the local country. As a result of terminating these relationships, our ability to continue conducting business in these countries where the improper activities took place may be negatively affected.

Many of the improper actions identified in the Internal Review resulted in decreasing the costs incurred by us in performing our services. The remedial actions we are taking have resulted in an increase in these costs and, if we cannot raise our prices simultaneously and to the same extent as our increased costs, our operating income will decrease.

In addition, we face legal actions relating to the remedial actions which we have taken as a result of the Internal Review, and may face further legal action of this type in the future. In November 2005, two of our consolidated foreign affiliates were named in a lawsuit filed with the High Court of Lagos State, Nigeria by Mr. Benneth Osita Onwubalili and his affiliated company, Kensit Nigeria Limited, which allegedly acted as agents of our affiliates in Nigeria. The claimants allege that an agreement between the parties was terminated without justification and seek damages of $16.3 million. We have responded to this claim and are continuing to investigate this matter.

Document Subpoena from U.S. Department of Justice — On June 15, 2005, we issued a press release disclosing that one of our subsidiaries had received a document subpoena from the Antitrust Division of the U.S. Department of Justice (the “DOJ”). The subpoena relates to a grand jury investigation of potential antitrust violations among providers of helicopter transportation services in the U.S. Gulf of Mexico. We

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believe we have submitted to the DOJ substantially all documents responsive to the subpoena. We will continue to provide additional information in connection with the investigation as required.

The period of time necessary to resolve the DOJ investigation is uncertain, and this matter could require significant management and financial resources that could otherwise be devoted to the operation of our business. The outcome of the DOJ investigation and any related legal proceedings in other countries could include civil injunctive or criminal proceedings involving the Company or current or former officers, directors or employees of the Company, the imposition of fines and other penalties, remedies and/or sanctions, referral to other governmental agencies, and/or the payment of treble damages in civil litigation, any of which could have a material adverse effect on our business, financial condition and results of operations. The DOJ investigation, any related proceedings in other countries and any third-party litigation, as well as any negative outcome that may result from the investigation, proceedings or litigation, could also negatively impact our relationships with customers and our ability to generate revenue. In connection with this matter, we incurred $2.6 million and $0.6 million in legal and other professional fees in fiscal year 2006 and the three months ended June 30, 2006, respectively, and significant expenditures may continue to be incurred in the future.

Environmental Contingencies — The United States Environmental Protection Agency, also referred to as the EPA, has in the past notified us that we are a potential responsible party, or PRP, at four former waste disposal facilities that are on the National Priorities List of contaminated sites. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, also known as the Superfund law, persons who are identified as PRPs may be subject to strict, joint and several liability for the costs of cleaning up environmental contamination resulting from releases of hazardous substances at National Priorities List sites. We were identified by the EPA as a PRP at the Western Sand and Gravel Superfund site in Rhode Island in 1984, at the Sheridan Disposal Services Superfund site in Waller County, Texas in 1989, at the Gulf Coast Vacuum Services Superfund site near Abbeville, Louisiana in 1989, and at the Operating Industries, Inc. Superfund site in Monterey Park, California in 2003. We have not received any correspondence from the EPA with respect to the Western Sand and Gravel Superfund site since February 1991, nor with respect to the Sheridan Disposal Services Superfund site since 1989. Remedial activities at the Gulf Coast Vacuum Services Superfund site were completed in September 1999 and the site was removed from the National Priorities List in July 2001. The EPA has offered to submit a settlement offer to us in return for which we would be recognized as a de minimis party in regard to the Operating Industries Superfund site, but we have not yet received this settlement proposal. Although we have not obtained a formal release of liability from the EPA with respect to any of these sites, we believe that our potential liability in connection with these sites is not likely to have a material adverse effect on our business, financial condition or results of operations.

Hurricanes Katrina and Rita — As a result of hurricanes Katrina and Rita, several of our shorebase facilities located along the U.S. Gulf Coast sustained significant hurricane damage. In particular, hurricane Katrina caused a total loss of our Venice, Louisiana, shorebase facility, and hurricane Rita severely damaged the Creole, Louisiana, base and flooded the Intracoastal City, Louisiana, base. These facilities have since been reopened. Based on estimates of the losses, discussions with our property insurers and analysis of the terms of our property insurance policies, we believe that it is probable that we will receive a total of $2.8 million in insurance recoveries ($1.5 million has been received thus far). We recorded a $0.2 million net gain during fiscal year 2006, ($2.8 million in probable insurance recoveries offset by $2.6 million of involuntary conversion losses) related to property damage to these facilities.

Aircraft Repurchase Commitments — During November 2002, we sold assets related to our activities in Italy. In connection with this sale, we also agreed to acquire ownership of three aircraft used in the Italy operations and currently leased from unrelated third parties at future dates, and transfer ownership to the buyer. As part of this arrangement, we agreed to exercise our purchase option at the conclusion of each

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

lease and to sell these aircraft to the buyer for an aggregate sales price of €8.8 million ($11.4 million). During fiscal year 2005, leases with one of the third parties were terminated and the sale to the buyer closed on two of these aircraft, resulting in the recognition of a $2.3 million gain. We have exercised the purchase option on the remaining aircraft and we expect the sale to be completed during the three months ending September 30, 2006, resulting in a gain of approximately $2.2 million.

Guarantees — We have guaranteed the repayment of up to £10 million ($18.5 million) of the debt of FBS and $13.1 million of the debt of RLR, both unconsolidated affiliates. See discussion of these commitments in Note 6 to our fiscal year 2006 Financial Statements. As of June 30, 2006, we have recorded a liability of $0.8 million representing the fair value of the RLR guarantee, which is reflected in our consolidated balance sheet in other liabilities and deferred credits. Additionally, we provided an indemnity agreement to Afianzadora Sofimex, S.A. to support issuance of surety bonds on behalf of HC from time to time; as of June 30, 2006, surety bonds with an aggregate value of 39.9 million Mexican pesos ($3.5 million) were outstanding.

The following table summarizes our commitments under these guarantees as of June 30, 2006:

Amount of Commitment Expiration Per Period
	Remainder			Fiscal Year
	of Fiscal	Fiscal Years	Fiscal Years	2012 and
Total	Year 2007	2008-2009	2010-2011	Thereafter
(In thousands)

$35,063	$3,496	$13,079	$—	$18,488

Other Matters — Although infrequent, flight accidents have occurred in the past, and substantially all of the related losses and liability claims have been covered by insurance. We are a defendant in certain claims and litigation arising out of operations in the normal course of business. In the opinion of management, uninsured losses, if any, will not be material to our financial position, results of operations or cash flows.

Note 5 — TAXES

Our effective income tax rates from continuing operations were 33.0% and 20.9% for the three months ended June 30, 2006 and 2005, respectively. The significant variance between the U.S. federal statutory rate and the effective rate for the three months ended June 30, 2005 was due primarily to the impact of the reversals of reserves for tax contingencies of $2.9 million during that period, as a result of our evaluation of the need for such reserves in light of the expiration of the related statutes of limitations. During the three months ended June 30, 2006, we had net reversals of reserves for estimated tax exposures of $0.8 million. Reversals of reserves at a level similar to that for the three months ended June 30, 2006 are expected to occur in each of the remaining quarterly periods of fiscal year 2007. Our effective tax rate was also impacted by the permanent reinvestment outside the U.S. of foreign earnings, upon which no U.S. tax has been provided, and by the amount of our foreign source income and our ability to realize foreign tax credits.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 — EMPLOYEE BENEFIT PLANS

Pension Plans

The following table provides a detail of the components of net periodic pension cost:

	Three Months Ended
	June 30,
	2006	2005
	(In thousands)

Service cost for benefits earned during the period	$63	$57
Interest cost on pension benefit obligation	5,484	4,367
Expected return on assets	(5,674)	(3,973)
Amortization of unrecognized experience losses	879	747

Net periodic pension cost	$752	$1,198

The current estimate of our cash contributions to the pension plans for fiscal year 2007 is $9.9 million, $0.9 million of which was paid during the three months ended June 30, 2006.

Stock-Based Compensation

We have a number of incentive and stock option plans, which are described in Note 9 to our fiscal year 2006 Financial Statements.

Prior to April 1, 2006, we accounted for these stock-based compensation plans in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Under APB No. 25, no compensation expense was reflected in net income for stock options that we had issued to our employees, as all options granted under those plans had an exercise price equal to the market value of the underlying shares on the date of grant.

Additionally, as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” we provided pro forma net income and earnings per share for each period as if we had applied the fair value method to measure stock-based compensation expense. Compensation expense related to awards of restricted stock units was recorded in our statements of income over the vesting period of the awards.

Effective April 1, 2006, we adopted the provisions of SFAS No. 123(R), “Share-Based Payment,” and related interpretations, to account for stock-based compensation using the modified prospective transition method and therefore will not restate our prior period results. SFAS 123(R) supersedes and revises guidance in ABP No. 25 and SFAS No. 123. Among other things, SFAS No. 123(R)requires that compensation expense be recognized in the financial statements for share-based awards based on the grant date fair value of those awards. The modified prospective transition method applies to (1) unvested stock options under our stock option plans as of March 31, 2006 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 123, and (2) any new share-based awards granted subsequent to March 31, 2006 (including restricted stock units), based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Additionally, stock-based compensation expense includes an estimate for pre-vesting forfeitures and is recognized over the requisite service periods of the awards on a straight-line basis, which is commensurate with the vesting term.

As a result of adopting SFAS No. 123(R) on April 1, 2006, our income before provision for income taxes and minority interest and net income for the three months ended June 30, 2006 were $0.4 million and $0.3 million lower, respectively, than if we had continued to account for stock-based compensation under APB No. 25. Basic and diluted earnings per share for the three months ended June 30, 2006 would have

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

been $0.75 and $0.74, respectively, if we had not adopted SFAS No. 123(R), compared to reported basic and diluted earnings per share of $0.74 and $0.73, respectively.

Total share-based compensation expense, which includes stock options and restricted stock units, was $0.8 million for the three months ended June 30, 2006 compared to less than $0.1 million for the three months ended June 30, 2005. Stock-based compensation expense has been allocated to our various business units.

Stock Options — We use a Black-Scholes option pricing model to estimate the fair value of share-based awards under SFAS No. 123(R), which is the same valuation technique we previously used for pro forma disclosures under SFAS No. 123. The Black-Scholes option pricing model incorporates various assumptions, including the risk-free interest rate, volatility, dividend yield and the expected term of the options.

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period equal to the expected term of the option. Expected volatilities are based on the historical volatility of shares of our common stock, which has not been adjusted for any expectation of future volatility given uncertainty related to the future performance of our common stock at this time. We also use historical data to estimate the expected term of the options within the option pricing model; groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of the options represents the period of time that the options granted are expected to be outstanding. Additionally, SFAS No. 123(R) requires us to estimate pre-vesting option forfeitures at the time of grant and periodically revise those estimates in subsequent periods if actual pre-vesting forfeitures differ from those estimates. We record stock-based compensation expense only for those awards expected to vest using an estimated forfeiture rate based on our historical forfeiture data. Previously, we accounted for forfeitures as they occurred under the pro forma disclosure provisions of SFAS No. 123 for periods prior to April 1, 2006.

The following table shows our assumptions used to compute the stock-based compensation expense for stock option grants issued during the three months ended March 31, 2006.

Risk free interest rate	5.0% – 5.2%
Expected life (years)	4
Volatility	34%
Dividend yield	—

The weighted average grant date fair value of options granted during the three months ended June 30, 2006 was $12.07 per option. Unrecognized stock-based compensation expense related to nonvested stock options was approximately $3.5 million as of June 30, 2006, relating to a total of 433,895 unvested stock options under our stock option plans. We expect to recognize this stock-based compensation expense over a weighted average period of approximately 1.87 years. The total fair value of options vested during the three months ended June 30, 2006 was approximately $0.6 million.

Options issued under our stock option plans had vesting terms ranging from six months to three years. Options issued under these plans expire ten years from the date of grant, except for options issued to non-employee directors which expire from three months to one year following the date when the individual

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ceases to be a director (based on the reason thereof). The following is a summary of stock option activity for the three months ended June 30, 2006:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Life (Years)	Value
				(In thousands)

Balance as of March 31, 2006	813,763	$24.90	7.83	$9,033

Granted	147,000	35.02
Exercised	(44,624)	17.12
Forfeited	(16,075)	28.19

Balance as of June 30, 2006	900,064	$26.88	8.10	$8,211

Exercisable as of June 30, 2006	466,169	$24.16	7.26	$5,520

The total intrinsic value, determined as of the date of exercise, of options exercised for the three months ended June 30, 2006 and 2005 was $0.9 million and $0.3 million, respectively. We received $0.8 million and $0.5 million in cash from option exercises for the three months ended June 30, 2006 and 2005, respectively. The total tax benefit attributable to options exercised during the three months ended June 30, 2006 and 2005 was $0.3 million and $0.1 million, respectively.

SFAS No. 123(R) requires the benefits associated with tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as previously required. The excess tax benefits from stock-based compensation of $0.3 million as reported on our condensed consolidated statement of cash flows in financing activities for the three months ended June 30, 2006 represents the reduction in income taxes otherwise payable during the period attributable to the actual gross tax benefits in excess of the expected tax benefits for options exercised in current and prior periods.

Restricted Stock Units — We record compensation expense for restricted stock units based on an estimate of the expected vesting, which is tied to the future performance of our stock over certain time periods under the terms of the award agreements. The estimated vesting period is reassessed quarterly. Changes in such estimates may cause the amount of expense recognized each period to fluctuate. Compensation expense related to awards of restricted stock units was recognized before the adoption of SFAS No. 123(R) and totaled $0.3 million and less than $0.1 million for the three months ended June 30, 2006 and 2005, respectively.

The following is a summary of non-vested restricted stock units as of June 30, 2006 and changes during the period:

		Weighted
		Average
		Grant
		Date Fair
		Value
	Units	Per Unit

Non-vested as of March 31, 2006	198,200	$29.32
Granted	195,680	35.03
Forfeited	(4,240)	30.90

Non-vested as of June 30, 2006	389,640	32.16

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unrecognized stock-based compensation expense related to non-vested restricted stock units was approximately $11.1 million as of June 30, 2006, relating to a total of 389,640 unvested restricted stock units. We expect to recognize this stock-based compensation expense over a weighted average period of approximately 4.68 years.

Prior Period Pro Forma Presentation — The following table illustrates the effect on net income and earnings per share for the three months ended June 30, 2005 as if we had applied the fair value method to measure stock-based compensation, as required under the disclosure provisions of SFAS No. 123:

Three Months
Ended
June 30, 2005
(In thousands,
except per
share
amounts)

Net income, as reported	$11,972
Stock-based employee compensation expense included in reported net income, net of tax	30
Stock-based employee compensation expense, net of tax	(546)

Pro forma net income	$11,456

Basic earnings:
Earnings, as reported	$0.51
Stock-based employee compensation expense, net of tax	(0.02)

Pro forma basic earnings per share	$0.49

Diluted earnings:
Earnings, as reported	$0.51
Stock-based employee compensation expense, net of tax	(0.02)

Pro forma diluted earnings per share	$0.49

Black-Scholes option pricing model assumptions:
Risk free interest rate	3.3%-3.9%
Expected life (years)	5
Volatility	40%
Dividend yield	—

Note 7 — EARNINGS PER SHARE

Basic earnings per common share was computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the period. Diluted earnings per common share for the three months ended June 30, 2006 excluded options to purchase 176,880 shares at a weighted average exercise price of $31.77, which were outstanding during the period but were anti-dilutive. Diluted earnings per share for the three months ended June 30, 2005 excluded options to purchase 89,000 shares at a

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

weighted average exercise price of $33.69, which were outstanding during the period but were anti-dilutive. The following table sets forth the computation of basic and diluted net income per share.

	Three Months Ended
	June 30,
	2006	2005

Net income (in thousands):
Income available to common stockholders — basic and diluted	$17,229	$11,972

Shares:
Weighted average number of common shares outstanding — basic	23,393,010	23,319,677
Net effect of dilutive stock options and restricted stock units based on the treasury stock method	114,498	262,734

Weighted average number of common shares outstanding — diluted	23,507,508	23,582,411

Basic earnings per share	$0.74	$0.51

Diluted earnings per share	$0.73	$0.51

Note 8 — SEGMENT INFORMATION

We operate principally in two business segments: Helicopter Services and Production Management Services. We conduct the operations of our Helicopter Services segment through seven business units: North America, South and Central America, Europe, West Africa, Southeast Asia, Other International and Eastern Hemisphere (“EH”) Centralized Operations. We provide Production Management Services, contract personnel and medical support services in the U.S. Gulf of Mexico to the domestic oil and gas industry under the Grasso Production Management name. The following shows reportable segment information for the three months ended June 30, 2006 and 2005, reconciled to consolidated totals, and prepared on the same basis as our condensed consolidated financial statements:

	Three Months Ended
	June 30,
	2006	2005
	(In thousands)

Segment gross revenue from external customers:
Helicopter Services:
North America	$59,072	$46,686
South and Central America	13,012	9,587
Europe	70,006	58,244
West Africa	31,736	25,909
Southeast Asia	17,041	13,808
Other International	8,954	7,223
EH Centralized Operations	3,601	2,514

Total Helicopter Services	203,422	163,971
Production Management Services	17,665	16,950
Corporate	(25)	16

Total segment gross revenue	$221,062	$180,937

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended
	June 30,
	2006	2005
	(In thousands)

Intersegment and intrasegment gross revenue:
Helicopter Services:
North America	$7,728	$5,763
South and Central America	225	450
Europe	1,387	935
West Africa	—	—
Southeast Asia	—	—
Other International	—	365
EH Centralized Operations	10,804	9,893

Total Helicopter Services	20,144	17,406
Production Management Services	19	19

Total intersegment and intrasegment gross revenue	$20,163	$17,425

Consolidated gross revenue reconciliation:
Helicopter Services:
North America	$66,800	$52,449
South and Central America	13,237	10,037
Europe	71,393	59,179
West Africa	31,736	25,909
Southeast Asia	17,041	13,808
Other International	8,954	7,588
EH Centralized Operations	14,405	12,407
Intrasegment eliminations	(17,298)	(15,462)

Total Helicopter Services(1)	206,268	165,915
Production Management Services(2)	17,684	16,969
Corporate	(25)	16
Intersegment eliminations	(2,865)	(1,963)

Total consolidated gross revenue	$221,062	$180,937

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended
	June 30,
	2006	2005
	(In thousands)

Consolidated operating income (loss) reconciliation:
Helicopter Services:
North America	$11,095	$9,783
South and Central America	3,622	412
Europe	9,036	6,920
West Africa	2,408	2,071
Southeast Asia	1,089	707
Other International	1,106	1,227
EH Centralized Operations	5,460	(1,286)

Total Helicopter Services	33,816	19,834
Production Management Services	1,413	1,320
Gain on disposal of assets	998	592
Corporate	(5,167)	(6,701)

Total consolidated operating income	$31,060	$15,045

	June 30,	March 31,
	2006	2006
	(In thousands)
Identifiable assets:(3)
Helicopter Services:
North America	$427,365	$415,045
South and Central America	10,160	10,042
Europe	36,499	31,515
West Africa	7,885	8,918
Southeast Asia	15,530	13,657
Other International	30,569	28,125
EH Centralized Operations	564,877	520,524

Total Helicopter Services	1,092,885	1,027,826
Production Management Services	33,074	34,013
Corporate	113,835	114,574

Total identifiable assets	$1,239,794	$1,176,413

(1)	Includes reimbursable revenue of $23.3 million and $14.1 million for the three months ended June 30, 2006 and 2005, respectively.

(2)	Includes reimbursable revenue of $3.9 million and $4.6 million for the three months ended June 30, 2006 and 2005, respectively.

(3)	Information presented herein for our business units related to identifiable assets is based on the business unit that owns the underlying assets. A significant portion of these assets are leased from our North America and EH Centralized Operations business units to other business units. Our operating revenue and operating expenses associated with the operations of those assets is reflected in the results for the business unit that operates the assets, and the intercompany lease revenue and expense eliminates in consolidation.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 — COMPREHENSIVE INCOME

Comprehensive income is as follows:

	Three Months Ended
	June 30,
	2006	2005
	(In thousands)

Net income	$17,229	$11,972
Other comprehensive income (loss):
Currency translation adjustments	18,367	(13,832)

Comprehensive income (loss)	$35,596	$(1,860)

During the three months ended June 30, 2006, the U.S. dollar weakened against the British pound sterling resulting in significant translation gains recorded as a component of stockholders’ investment as of June 30, 2006. During the three months ended June 30, 2005, the U.S. dollar strengthened against the British pound sterling resulting in significant translation losses recorded as a component of stockholders’ investment as of June 30, 2005. See discussion of foreign currency translation in Note 1.

Note 10 — SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

In connection with the sale of the Senior Notes, certain of our wholly-owned subsidiaries (the “Guarantor Subsidiaries”) jointly, severally and unconditionally guaranteed the payment obligations under these notes. The following supplemental financial information sets forth, on a consolidating basis, the balance sheet, statement of income and cash flow information for Bristow Group Inc. (“Parent Company Only”), for the Guarantor Subsidiaries and for our other subsidiaries (the “Non-Guarantor Subsidiaries”). We have not presented separate financial statements and other disclosures concerning the Guarantor Subsidiaries because management has determined that such information is not material to investors.

The supplemental condensed consolidating financial information has been prepared pursuant to the rules and regulations for condensed financial information and does not include all disclosures included in annual financial statements, although we believe that the disclosures made are adequate to make the information presented not misleading. The principal eliminating entries eliminate investments in subsidiaries, intercompany balances and intercompany revenues and expenses.

The allocation of the consolidated income tax provision was made using the with and without allocation method.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Income
Three Months Ended June 30, 2006

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
			(In thousands)

Revenue:
Gross revenue	$(25)	$84,449	$136,638	$—	$221,062
Intercompany revenue	—	2,926	2,365	(5,291)	—

	(25)	87,375	139,003	(5,291)	221,062

Operating expense:
Direct cost	67	62,327	102,974	—	165,368
Intercompany expenses	—	2,365	2,876	(5,241)	—
Depreciation and amortization	26	4,250	6,007	—	10,283
General and administrative	5,049	4,366	5,984	(50)	15,349
Gain on disposal of assets	—	(136)	(862)	—	(998)

	5,142	73,172	116,979	(5,291)	190,002

Operating income (loss)	(5,167)	14,203	22,024	—	31,060
Earnings (losses) from unconsolidated affiliates, net	11,870	(272)	1,885	(11,924)	1,559
Interest income	14,630	60	877	(14,277)	1,290
Interest expense	(3,283)	—	(14,230)	14,277	(3,236)
Other income (expense), net	(89)	(77)	(4,619)	—	(4,785)

Income before provision for income taxes and minority interest	17,961	13,914	5,937	(11,924)	25,888
Allocation of consolidated income taxes	(693)	(1,369)	(6,481)	—	(8,543)
Minority interest	(39)	—	(77)	—	(116)

Net income (loss)	$17,229	$12,545	$(621)	$(11,924)	$17,229

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Income
Three Months Ended June 30, 2005

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
			(In thousands)

Revenue:
Gross revenue	$16	$71,575	$109,346	$—	$180,937
Intercompany revenue	—	1,590	1,121	(2,711)	—

	16	73,165	110,467	(2,711)	180,937

Operating expense:
Direct cost	8	53,057	88,149	—	141,214
Intercompany expenses	—	1,122	1,479	(2,601)	—
Depreciation and amortization	17	4,207	6,083	—	10,307
General and administrative	6,692	2,978	5,403	(110)	14,963
Loss (gain) on disposal of assets	6	(9)	(589)	—	(592)

	6,723	61,355	100,525	(2,711)	165,892

Operating income (loss)	(6,707)	11,810	9,942	—	15,045
Earnings (losses) from unconsolidated affiliates, net	6,831	(810)	909	(6,884)	46
Interest income	13,534	44	1,127	(13,673)	1,032
Interest expense	(3,668)	(1)	(13,712)	13,673	(3,708)
Other income (expense), net	(347)	(8)	3,138	—	2,783

Income before provision for income taxes and minority interest	9,643	11,035	1,404	(6,884)	15,198
Allocation of consolidated income taxes	2,370	(1,241)	(4,305)	—	(3,176)
Minority interest	(41)	—	(9)	—	(50)

Net income (loss)	$11,972	$9,794	$(2,910)	$(6,884)	$11,972

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Balance Sheet
As of June 30, 2006

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
		(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$41,171	$1,428	$67,035	$—	$109,634
Accounts receivable	25,088	68,098	117,935	(36,163)	174,958
Inventories	—	71,865	83,814	—	155,679
Prepaid expenses and other	824	3,575	12,816	—	17,215

Total current assets	67,083	144,966	281,600	(36,163)	457,486
Intercompany investment	278,435	1,046	—	(279,481)	—
Investment in unconsolidated affiliates	4,801	1,315	34,552	—	40,668
Intercompany notes receivable	620,783	—	18,453	(639,236)	—
Property and equipment — at cost:
Land and buildings	220	31,320	12,275	—	43,815
Aircraft and equipment	1,874	394,392	503,901	—	900,167

	2,094	425,712	516,176	—	943,982
Less: Accumulated depreciation and amortization	(1,373)	(113,552)	(164,259)	—	(279,184)

	721	312,160	351,917	—	664,798
Goodwill	—	18,594	8,102	111	26,807
Other assets	9,117	65	40,853	—	50,035

	$980,940	$478,146	$735,477	$(954,769)	$1,239,794

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$1,012	$19,776	$47,443	$(10,901)	$57,330
Accrued liabilities	12,338	21,329	93,980	(25,262)	102,385
Deferred taxes	(5,733)	—	12,351	—	6,618
Short-term borrowings and current maturities of long-term debt	—	—	14,489	—	14,489

Total current liabilities	7,617	41,105	168,263	(36,163)	180,822
Long-term debt, less current maturities	234,380	—	12,649	—	247,029
Intercompany notes payable	19,966	107,106	512,164	(639,236)	—
Other liabilities and deferred credits	4,396	9,964	148,267	—	162,627
Deferred taxes	34,515	1,821	32,909	—	69,245
Minority interest	1,920	—	2,429	—	4,349
Stockholders’ investment:
Common stock	234	4,062	23,578	(27,640)	234
Additional paid-in-capital	161,191	51,170	13,476	(64,646)	161,191
Retained earnings	464,753	262,918	(70,038)	(192,880)	464,753
Accumulated other comprehensive income (loss)	51,968	—	(108,220)	5,796	(50,456)

	678,146	318,150	(141,204)	(279,370)	575,722

	$980,940	$478,146	$735,477	$(954,769)	$1,239,794

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Balance Sheet
As of March 31, 2006

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
			(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$74,601	$1,363	$46,518	$—	$122,482
Accounts receivable	23,627	57,332	112,277	(32,831)	160,405
Inventories	—	71,061	76,799	—	147,860
Prepaid expenses and other	1,146	4,080	11,293	—	16,519

Total current assets	99,374	133,836	246,887	(32,831)	447,266
Intercompany investment	266,510	1,046	—	(267,556)	—
Investment in unconsolidated affiliates	4,854	1,587	33,471	—	39,912
Intercompany notes receivable	547,552	—	13,954	(561,506)	—
Property and equipment — at cost:
Land and buildings	171	29,251	11,250	—	40,672
Aircraft and equipment	1,695	357,051	479,568	—	838,314

	1,866	386,302	490,818	—	878,986
Less: Accumulated depreciation and amortization	(1,349)	(109,963)	(151,760)	—	(263,072)

	517	276,339	339,058	—	615,914
Goodwill	—	18,593	8,133	111	26,837
Other assets	8,808	176	37,500	—	46,484

	$927,615	$431,577	$679,003	$(861,782)	$1,176,413

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$920	$19,225	$39,006	$(9,437)	$49,714
Accrued liabilities	14,696	20,399	79,855	(23,394)	91,556
Deferred taxes	(6,060)	—	11,085	—	5,025
Short-term borrowings and current maturities of long-term debt	—	—	17,634	—	17,634

Total current liabilities	9,556	39,624	147,580	(32,831)	163,929
Long-term debt, less current maturities	234,381	—	13,281	—	247,662
Intercompany notes payable	14,658	74,525	472,323	(561,506)	—
Other liabilities and deferred credits	4,658	10,175	139,704	—	154,537
Deferred taxes	34,361	1,648	32,272	—	68,281
Minority interest	1,804	—	2,503	—	4,307
Stockholders’ investment:
Common stock	234	4,062	23,578	(27,640)	234
Additional paid-in-capital	158,762	51,170	13,476	(64,646)	158,762
Retained earnings	447,524	250,373	(69,417)	(180,956)	447,524
Accumulated other comprehensive income (loss)	21,677	—	(96,297)	5,797	(68,823)

	628,197	305,605	(128,660)	(267,445)	537,697

	$927,615	$431,577	$679,003	$(861,782)	$1,176,413

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows
Three Months Ended June 30, 2006

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

Net cash provided by (used in) operating activities	$(39,344)	$40,613	$19,933	$10,975	$32,177
Cash flows from investing activities:
Capital expenditures	(228)	(42,248)	(4,406)	—	(46,882)
Proceeds from asset dispositions	—	1,700	856	—	2,556

Net cash used in investing activities	(228)	(40,548)	(3,550)	—	(44,326)

Cash flows from financing activities:
Proceeds from borrowings	5,000	—	7,195	(12,195)	—
Repayment of debt and debt redemption premiums	—	—	(3,957)	—	(3,957)
Repayment of intercompany debt	—	—	(1,220)	1,220	—
Partial prepayment of put/call obligation	(30)	—	—	—	(30)
Issuance of common stock	764	—	—	—	764
Tax benefit related to exercise of stock options	303	—	—	—	303

Net cash provided by (used in) financing activities	6,037	—	2,018	(10,975)	(2,920)
Effect of exchange rate changes on cash and cash equivalents	105	—	2,116	—	2,221

Net increase (decrease) in cash and cash equivalents	(33,430)	65	20,517	—	(12,848)
Cash and cash equivalents at beginning of period	74,601	1,363	46,518	—	122,482

Cash and cash equivalents at end of period	$41,171	$1,428	$67,035	$—	$109,634

BRISTOW GROUP INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows
Three Months Ended June 30, 2005

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
			(In thousands)

Net cash provided by (used in) operating activities	$(13,035)	$25,830	$(15,357)	$(7,213)	$(9,775)
Cash flows from investing activities:
Capital expenditures	(4)	(22,544)	(7,582)	—	(30,130)
Proceeds from asset dispositions	68	502	1,824	—	2,394

Net cash provided by (used in) investing activities	64	(22,042)	(5,758)	—	(27,736)

Cash flows from financing activities:
Repayment of debt and debt redemption premiums	—	—	(798)	—	(798)
Repayment of intercompany debt	(1)	(3,700)	(12)	3,713	—
Dividends paid	—	(3,500)	—	3,500	—
Partial prepayment of put/call obligation	(34)	—	—	—	(34)
Issuance of common stock	530	—	—	—	530

Net cash provided by (used in) financing activities	495	(7,200)	(810)	7,213	(302)

Effect of exchange rate changes on cash and cash equivalents	—	—	(2,405)	—	(2,405)

Net decrease in cash and cash equivalents	(12,476)	(3,412)	(24,330)	—	(40,218)
Cash and cash equivalents at beginning of period	23,947	7,907	114,586	—	146,440

Cash and cash equivalents at end of period	$11,471	$4,495	$90,256	$—	$106,222

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses Of Issuance And Distribution

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the registration of the common stock.

SEC registration fee	$24,610
NASD filing fee	23,500
NYSE filing fee	27,080
Legal fees and expenses	400,000
Accounting fees and expenses	100,000
Printing expenses	150,000
Transfer agent fees	25,000
Miscellaneous	49,810

Total	$800,000

Item 14.	Indemnification of Directors and Officers.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not eliminate or limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the Delaware General Corporation Law (the “DGCL”) for unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides that, to the fullest extent of Delaware law, none of our directors will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if: (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if the person is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must also indemnify a present or former director or officer who has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, against expenses, including attorneys’ fees, actually and reasonably incurred by him or her. Expenses, including attorneys’ fees, incurred by a director or officer, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and the advancement of expenses is not exclusive of any other rights a person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Under the DGCL, the termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that a person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Our certificate of incorporation and bylaws authorize indemnification of any person entitled to indemnity under law to the full extent permitted by law.

Delaware law also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability. We will maintain, at our expense, an insurance policy that insures our officers and directors, subject to customary exclusions and deductions, against specified liabilities that may be incurred in those capacities. In addition, we have entered into indemnification agreements with each of our directors that provide that we will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on our behalf to the fullest extent permitted under Delaware law and our bylaws.

Item 15.	Recent Sales of Unregistered Securities.

Short-Term Notes

In August 2005, we issued two short-term promissory notes to Eurocopter which totaled €12.1 million ($14.6 million). These notes were issued to provide security for two of our used aircraft which we committed to provide to Eurocopter pursuant to a purchase agreement entered into in January 2004. Our obligations under these notes have been discharged. These notes were issued in reliance upon the exemptions from registration afforded by Section 4(2) of the Securities Act and/or Regulation D thereunder. No underwriters were involved in the transactions described above.

Item 16.	Exhibits and Financial Statement Schedules

(A) Exhibits:

		Incorporated by Reference to
		Registration
		or File	Form or	Report	Exhibit
	Exhibits	Number	Report	Date	Number

(1)	Form of Underwriting Agreement*
(3)	Articles of Incorporation and By-laws
	(1) Delaware Certificate of Incorporation dated December 2, 1987	001-31617	10-Q	June 2005	3	(1)
	(2) Agreement and Plan of Merger dated December 29, 1987	0-5232	10-K	June 1990	3	(11)
	(3) Certificate of Merger dated December 2, 1987	0-5232	10-K	June 1990	3	(3)
	(4) Certificate of Correction of Certificate of Merger dated January 20, 1988	0-5232	10-K	June 1990	3	(4)
	(5) Certificate of Amendment of Certificate of Incorporation dated November 30, 1989	001-31617	10-Q	June 2005	3	(2)
	(6) Certificate of Amendment of Certificate of Incorporation dated December 9, 1992	001-31617	10-Q	June 2005	3	(3)
	(7) Rights Agreement and Form of Rights Certificate	0-5232	8-A	February 1996	4
	(8) Amended and Restated By-laws	001-31617	10-Q	June 2005	3	(4)
	(9) Certificate of Designation of Series A Junior Participating Preferred Stock	001-31617	10-Q	June 2005	3	(5)
	(10) First Amendment to Rights Agreement	0-5232	8-A/A	May 1997	5
	(11) Second Amendment to Rights Agreement	0-5232	8-A/A	January 2003	4.3
	(12) Third Amendment to Rights Agreement, dated as of February 28, 2006, between Bristow Group Inc. and Mellon Investor Services LLC	000-05232	8-A/A	March 2, 2006	4.2

		Incorporated by Reference to
		Registration
		or File	Form or	Report	Exhibit
	Exhibits	Number	Report	Date	Number

	(13) Certificate of Ownership and Merger Merging OL Sub, Inc. into Offshore Logistics, Inc., effective February 1, 2006	001-31617	8-K	February 6, 2003	3.1
	(14) Form of certificate of designation establishing the mandatory convertible preferred stock*
(4)	Instruments defining the rights of security holders, including indentures
	(1) Registration Rights Agreement dated December 19, 1996, between the Company and Caledonia Industrial and Services Limited	0-5232	10-Q	December 1996	4	(3)
	(2) Indenture, dated as of June 20, 2003, among the Company, the Guarantors named therein and U.S. Bank National Association, as Trustee	333-107148	S-4	July 18, 2003	4.1
	(3) Registration Rights Agreement, dated as of June 20, 2003, among the Company and Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., Robert W. Baird & Co. Incorporated, Howard Weil, A Division of Legg Mason Wood Walker, Inc., Jefferies & Company, Inc., and Johnson Rice & Company L.L.C.	333-107148	S-4	July 18, 2003	4.2
	(4) Form of 144A Global Note representing $228,170,000 Principal Amount of 6 1/8% Senior Notes due 2013	333-107148	S-4	July 18, 2003	4.3
	(5) Form of Regulation S Global Note representing $1,830,000 Principal Amount of 6 1/8% Senior Notes due 2013	333-107148	S-4	July 18, 2003	4.4
	(6) Supplemental Indenture, dated as of June 30, 2004, among the Company, the Guarantors named therein and U.S. Bank National Association as Trustee	001-31617	10-Q	June 2004	4.1
	(7) Supplemental Indenture dated as of August 16, 2005, among the Company, as issuer, the Guarantors listed on the signature page, as guarantors, and U.S. Bank National Association as Trustee relating to the Company’s 6 1/8% Senior Notes due 2013	001-31617	8-K	August 22, 2005	4	(1)
(5)	Opinion of Baker Botts L.L.P. regarding validity of the securities*
(10)	Material Contracts
	(1) Executive Welfare Benefit Agreement, similar agreement omitted pursuant to Instruction 2 to Item 601 of Regulation S-K**	33-9596	S-4	December 1986	10	(ww)
	(2) Executive Welfare Benefit Agreement, similar agreements are omitted pursuant to Instruction 2 to Item 601 of Regulation S-K**	33-9596	S-4	December 1986	10	(xx)
	(3) Agreement and Plan of Merger dated as of June 1, 1994, as amended	33-79968	S-4	August 1994	2	(1)
	(4) Shareholders Agreement dated as of June 1, 1994	33-79968	S-4	August 1994	2	(2)
	(5) Proposed Form of Non-competition Agreement with Individual Shareholders	33-79968	S-4	August 1994	2	(3)
	(6) Proposed Form of Joint Venture Agreement	33-79968	S-4	August 1994	2	(4)
	(7) Offshore Logistics, Inc. 1994 Long-Term Management Incentive Plan**	33-87450	S-8	December 1994	84
	(8) Offshore Logistics, Inc. Annual Incentive Compensation Plan**	0-5232	10-K	June 1995	10	(20)
	(9) Indemnity Agreement, similar agreements with other directors of the Company are omitted pursuant to Instruction 2 to Item 601 of Regulation S-K	0-5232	10-K	March 1997	10	(14)
	(10) Master Agreement dated December 12, 1996	0-5232	8-K	December 1996	2	(1)
	(11) Supplemental Letter Agreement dated December 19, 1996 to the Master Agreement	5-34191	13-D	April 1997	2

	Incorporated by Reference to
	Registration
	or File	Form or	Report	Exhibit
Exhibits	Number	Report	Date	Number

(12) Change of Control Agreement between the Company and George M. Small. Substantially identical contracts with five other officers are omitted pursuant to Item 601 of Regulation S-K Instructions.**	0-5232	10-Q	September 1997	10	(1)
(13) Offshore Logistics, Inc. 1994 Long-Term Management Incentive Plan, as amended**	0-5232	10-K	March 1999	10	(15)
(14) Agreement between Pilots Represented by Office and Professional Employees International Union, AFL-CIO and Offshore Logistics, Inc.	0-5232	10-K	March 1999	10	(16)
(15) Offshore Logistics, Inc. 1991 Non-qualified Stock Option Plan for Non-employee Directors, as amended.**	33-50946	S-8	August 1992	4.1
(16) Agreement with Louis F. Crane dated October 18, 2001, executed January 7, 2002.**	0-5232	10-K	March 2002	10	(17)
(17) Offshore Logistics, Inc. 1994 Long-Term Management Incentive Plan, as amended.**	333-100017	S-8	September 2002	4.12
(18) Continuing Employment and Separation Agreement with Hans J. Albert dated October 1, 2002**	001-31617	10-K	March 2003	10	(16)
(19) Offshore Logistics, Inc. Deferred Compensation Plan**	001-31617	10-K	March 2004	10	(18)
(20) Offshore Logistics, Inc. 2003 Nonqualified Stock Option Plan for Non-employee Directors**	333-115473	S-8	May 13, 2004	4	(12)
(21) Agreement with Keith Chanter dated January 13, 2004**	001-31617	10-K	March 2004	10	(20)
(22) Retirement Agreement with George Small dated April 26, 2004**	001-31617	10-Q	June 2004	10	(1)
(23) Employment Agreement with William E. Chiles dated June 21, 2004**	001-31617	10-Q	June 2004	10	(2)
(24) Change of Control Employment Agreement with William E. Chiles dated June 21, 2004	001-31617	10-Q	June 2004	10	(3)
(25) Offshore Logistics, Inc. 2004 Stock Incentive Plan**	001-31617	10-Q	September 2004	10	(1)
(26) Separation Agreement between Bristow Aviation Holdings, Ltd. and Keith Chanter dated September 1, 2004	001-31617	8-K	September 2004	10	(1)
(27) Employment Agreement with Richard Burman dated October 15, 2004**	001-31617	10-K	March 2005	10	(27)
(28) Agreement between Pilots Represented by Office and Professional Employees International Union, AFL-CIO and Offshore Logistics, Inc.**	001-31617	10-K	March 2005	10	(28)
(29) New Helicopter Sales Agreement dated December 19, 2002 between the Company and Sikorsky Aircraft Corporation (“Sikorsky Agreement”)	001-31617	10-Q	June 2005	10	(1)
(30) Amendment Number 1 to Sikorsky Agreement dated February 14, 2003	001-31617	10-Q	June 2005	10	(2)
(31) Amendment Number 2 to Sikorsky Agreement dated April 1, 2003	001-31617	10-Q	June 2005	10	(3)
(32) Amendment Number 3 to Sikorsky Agreement dated January 22, 2004	001-31617	10-Q	June 2005	10	(4)
(33) Amendment Number 4 to Sikorsky Agreement dated March 5, 2004	001-31617	10-Q	June 2005	10	(5)
(34) Amendment Number 5 to Sikorsky Agreement dated July 13, 2004	001-31617	10-Q	June 2005	10	(6)
(35) Amendment Number 6 to Sikorsky Agreement dated October 11, 2004	001-31617	10-Q	June 2005	10	(7)
(36) Amendment Number 7 to Sikorsky Agreement dated January 5, 2005	001-31617	10-Q	June 2005	10	(8)
(37) Amendment Number 8 to Sikorsky Agreement dated May 5, 2005	001-31617	10-Q	June 2005	10	(9)

	Incorporated by Reference to
	Registration
	or File	Form or	Report	Exhibit
Exhibits	Number	Report	Date	Number

(38) Amendment Number 9 to Sikorsky Agreement dated June 14, 2005	001-31617	10-Q	June 2005	10	(10)
(39) Employment Agreement with Brian C. Voegele dated June 1, 2005.**	001-31617	8-K	July 12, 2005	10	(1)
(40) Form of Stock Option Agreement.**	001-31617	8-K/A	February 2, 2006	10	(2)
(41) Form of Restricted Stock Agreement.**	001-31617	8-K/A	February 2, 2006	10	(3)
(42) Employment Agreement effective as of June 1, 2005 between the Company and Michael R. Suldo.**	001-31617	8-K	February 8, 2006	10	(1)
(43) Form of Aircraft Lease agreement between CFS Air, LLC and Air Logistics, L.L.C. (a Schedule I has been filed as part of this exhibit setting forth certain terms omitted from the Form of Aircraft Lease Agreement)	001-31617	10-Q	December 2005	10	(2)
(44) Employment Agreement with Perry L. Elders dated February 16, 2006.**	001-31617	8-K	February 17, 2006	10	(1)
(45) Amendment to Employment Agreement between the Company and Michael R. Suldo dated March 8, 2006.**	001-31617	8-K	March 13, 2006	10	(1)
(46) Employment Agreement with Randall A. Stafford dated May 22, 2006.**	001-31617	8-K	May 25, 2006	10	(1)
(47) Amended and restated Employment Agreement between the Company and William E. Chiles dated June 5, 2006.**	001-31617	8-K	June 8, 2006	10	(1)
(48) Amended and restated Employment Agreement between the Company and Mark Duncan dated June 5, 2006.**	001-31617	8-K	June 8, 2006	10	(2)
(49) S-92 New Helicopter Sales Agreement dated as of May 19, 2006 between the Company and Sikorsky Aircraft Corporation	001-31617	10-Q	June 2006	10	(1)
(50) Revolving Credit Agreement dated August 3, 2006	001-31617	8-K	August 9, 2006	10	(1)
(51) Letter of Credit Facility Agreement dated August 3, 2006	001-31617	8-K	August 9, 2006	10	(2)
(52) Bristow Group Inc. Fiscal Year 2007 Annual Incentive Compensation Plan	001-31617	8-K	August 17, 2006	10	(1)
(12) Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends****
(15) Letter from KPMG LLP regarding unaudited interim information***
(21) Subsidiaries of the Registrant	001-31617	10-K	March 2006	21
(23) Consent of Independent Registered Public Accounting Firm***
(24) Powers of Attorney****

*	To be filed by amendment.

**	Compensatory Plan or Arrangement.

***	Furnished herewith.

****	Previously filed.

Agreements with respect to certain of the registrant’s long-term debt are not filed as Exhibits hereto inasmuch as the debt authorized under any such Agreement does not exceed 10% of the registrant’s total assets. The registrant agrees to furnish a copy of each such Agreement to the SEC upon request.

(B) Financial Statement Schedules:

Financial statement schedules are omitted because they are not required or the required information is shown in our consolidated financial statements and the notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on the 8th day of September 2006.

BRISTOW GROUP INC.

By:	/s/ Perry L. Elders Name: Perry L. Elders Title: Executive Vice President
and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the listed capacities on September 8, 2006:

Name	Title

/s/ William E. Chiles William E. Chiles	President, Chief Executive Officer Director (Principal Executive Officer)

/s/ Perry L. Elders Perry L. Elders	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Elizabeth D. Brumley Elizabeth D. Brumley	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

* Thomas N. Amonett	Director

* Charles F. Bolden, Jr.	Director

* Peter N. Buckley	Director

* Stephen J. Cannon	Director

* Jonathan H. Cartwright	Director

* Michael A. Flick	Director

* Thomas C. Knudson	Director

* Ken C. Tamblyn	Director

Name		Title
* Robert W. Waldrup		Director

*By:	/s/ Randall A. Stafford Randall A. Stafford(Attorney-in-Fact)

INDEX TO EXHIBITS

		Registration
		or File	Form or	Report	Exhibit
Exhibits		Number	Report	Date	Number

(1)	Form of Underwriting Agreement*
(3)	Articles of Incorporation and By-laws
	(1) Delaware Certificate of Incorporation dated December 2, 1987	001-31617	10-Q	June 2005	3	(1)
	(2) Agreement and Plan of Merger dated December 29, 1987	0-5232	10-K	June 1990	3	(11)
	(3) Certificate of Merger dated December 2, 1987	0-5232	10-K	June 1990	3	(3)
	(4) Certificate of Correction of Certificate of Merger dated January 20, 1988	0-5232	10-K	June 1990	3	(4)
	(5) Certificate of Amendment of Certificate of Incorporation dated November 30, 1989	001-31617	10-Q	June 2005	3	(2)
	(6) Certificate of Amendment of Certificate of Incorporation dated December 9, 1992	001-31617	10-Q	June 2005	3	(3)
	(8) Rights Agreement and Form of Rights Certificate	0-5232	8-A	February 1996	4
	(9) Amended and Restated By-laws	001-31617	10-Q	June 2005	3	(4)
	(10) Certificate of Designation of Series A Junior Participating Preferred Stock	001-31617	10-Q	June 2005	3	(5)
	(10) First Amendment to Rights Agreement	0-5232	8-A/A	May 1997	5
	(11) Second Amendment to Rights Agreement	0-5232	8-A/A	January 2003	4.3
	(12) Third Amendment to Rights Agreement, dated as of February 28, 2006, between Bristow Group Inc. and Mellon Investor Services LLC 000-05232		8-A/A	March 2, 2006	4.2
	(13) Certificate of Ownership and Merger Merging OL Sub, Inc. into Offshore Logistics, Inc., effective February 1, 2006	001-31617	8-K	February 6, 2003	3.1
	(14) Form of certificate of designation establishing the mandatory convertible preferred stock*
(4)	Instruments defining the rights of security holders, including indentures
	(1) Registration Rights Agreement dated December 19, 1996, between the Company and Caledonia Industrial and Services Limited	0-5232	10-Q	December 1996	4	(3)
	(2) Indenture, dated as of June 20, 2003, among the Company, the Guarantors named therein and U.S. Bank National Association, as Trustee	333-107148	S-4	July 18, 2003	4.1
	(3) Registration Rights Agreement, dated as of June 20, 2003, among the Company and Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., Robert W. Baird & Co. Incorporated, Howard Weil, A Division of Legg Mason Wood Walker, Inc., Jefferies & Company, Inc., and Johnson Rice & Company L.L.C.	333-107148	S-4	July 18, 2003	4.2
	(4) Form of 144A Global Note representing $228,170,000 Principal Amount of 6 1/8% Senior Notes due 2013	333-107148	S-4	July 18, 2003	4.3
	(5) Form of Regulation S Global Note representing $1,830,000 Principal Amount of 6 1/8% Senior Notes due 2013	333-107148	S-4	July 18, 2003	4.4
	(6) Supplemental Indenture, dated as of June 30, 2004, among the Company, the Guarantors named therein and U.S. Bank National Association as Trustee	001-31617	10-Q	June 2004	4.1
	(7) Supplemental Indenture dated as of August 16, 2005, among the Company, as issuer, the Guarantors listed on the signature page, as guarantors, and U.S. Bank National Association as Trustee relating to the Company’s 6 1/8% Senior Notes due 2013.	001-31617	8-K	August 22, 2005	4	(1)
(5)	Opinion of Baker Botts L.L.P. regarding validity of the securities*
(10)	Material Contracts
	(2) Executive Welfare Benefit Agreement, similar agreement omitted pursuant to Instruction 2 to Item 601 of Regulation S-K**	33-9596	S-4	December 1986	10	(ww)
	(3) Executive Welfare Benefit Agreement, similar agreements are omitted pursuant to Instruction 2 to Item 601 of Regulation S-K**	33-9596	S-4	December 1986	10	(xx)

		Registration
		or File	Form or	Report	Exhibit
Exhibits		Number	Report	Date	Number

	(4) Agreement and Plan of Merger dated as of June 1, 1994, as amended	33-79968	S-4	August 1994	2	(1)
	(5) Shareholders Agreement dated as of June 1, 1994	33-79968	S-4	August 1994	2	(2)
	(6) Proposed Form of Non-competition Agreement with Individual Shareholders	33-79968	S-4	August 1994	2	(3)
	(7) Proposed Form of Joint Venture Agreement	33-79968	S-4	August 1994	2	(4)
	(8) Offshore Logistics, Inc. 1994 Long-Term Management Incentive Plan**	33-87450	S-8	December 1994	84
	(9) Offshore Logistics, Inc. Annual Incentive Compensation Plan**	0-5232	10-K	June 1995	10	(20)
	(10) Indemnity Agreement, similar agreements with other directors of the Company are omitted pursuant to Instruction 2 to Item 601 of Regulation S-K	0-5232	10-K	March 1997	10	(14)
	(11) Master Agreement dated December 12, 1996	0-5232	8-K	December 1996	2	(1)
	(12) Supplemental Letter Agreement dated December 19, 1996 to the Master Agreement	5-34191	13-D	April 1997	2
	(13) Change of Control Agreement between the Company and George M. Small. Substantially identical contracts with five other officers are omitted pursuant to Item 601 of Regulation S-K Instructions.**	0-5232	10-Q	September 1997	10	(1)
	(13) Offshore Logistics, Inc. 1994 Long-Term Management Incentive Plan, as amended**	0-5232	10-K	March 1999	10	(15)
	(14) Agreement between Pilots Represented by Office and Professional Employees International Union, AFL-CIO and Offshore Logistics, Inc.	0-5232	10-K	March 1999	10	(16)
	(15) Offshore Logistics, Inc. 1991 Non-qualified Stock Option Plan for Non-employee Directors, as amended.**	33-50946	S-8	August 1992	4.1
	(16) Agreement with Louis F. Crane dated October 18, 2001, executed January 7, 2002.**	0-5232	10-K	March 2002	10	(17)
	(17) Offshore Logistics, Inc. 1994 Long-Term Management Incentive Plan, as amended.**	333-100017	S-8	September 2002	4.12
	(18) Continuing Employment and Separation Agreement with Hans J. Albert dated October 1, 2002**	001-31617	10-K	March 2003	10	(16)
	(19) Offshore Logistics, Inc. Deferred Compensation Plan**	001-31617	10-K	March 2004	10	(18)
	(20) Offshore Logistics, Inc. 2003 Nonqualified Stock Option Plan for Non-employee Directors**	333-115473	S-8	May 13, 2004	4	(12)
	(21) Agreement with Keith Chanter dated January 13, 2004**	001-31617	10-K	March 2004	10	(20)
	(22) Retirement Agreement with George Small dated April 26, 2004**	001-31617	10-Q	June 2004	10	(1)
	(23) Employment Agreement with William E. Chiles dated June 21, 2004**	001-31617	10-Q	June 2004	10	(2)
	(24) Change of Control Employment Agreement with William E. Chiles dated June 21, 2004	001-31617	10-Q	June 2004	10	(3)
	(25) Offshore Logistics, Inc. 2004 Stock Incentive Plan**	001-31617	10-Q	September 2004	10	(1)
	(26) Separation Agreement between Bristow Aviation Holdings, Ltd. and Keith Chanter dated September 1, 2004	001-31617	8-K	September 2004	10	(1)
	(27) Employment Agreement with Richard Burman dated October 15, 2004**	001-31617	10-K	March 2005	10	(27)
	(28) Agreement between Pilots Represented by Office and Professional Employees International Union, AFL-CIO and Offshore Logistics, Inc.**	001-31617	10-K	March 2005	10	(28)
	(29) New Helicopter Sales Agreement dated December 19, 2002 between the Company and Sikorsky Aircraft Corporation (“Sikorsky Agreement”).	001-31617	10-Q	June 2005	10	(1)
	(30) Amendment Number 1 to Sikorsky Agreement dated February 14, 2003.	001-31617	10-Q	June 2005	10	(2)
	(31) Amendment Number 2 to Sikorsky Agreement dated April 1, 2003.	001-31617	10-Q	June 2005	10	(3)
	(32) Amendment Number 3 to Sikorsky Agreement dated January 22, 2004.	001-31617	10-Q	June 2005	10	(4)

	Registration
	or File	Form or	Report	Exhibit
Exhibits	Number	Report	Date	Number

(33) Amendment Number 4 to Sikorsky Agreement dated March 5, 2004.	001-31617	10-Q	June 2005	10	(5)
(34) Amendment Number 5 to Sikorsky Agreement dated July 13, 2004.	001-31617	10-Q	June 2005	10	(6)
(35) Amendment Number 6 to Sikorsky Agreement dated October 11, 2004.	001-31617	10-Q	June 2005	10	(7)
(36) Amendment Number 7 to Sikorsky Agreement dated January 5, 2005.	001-31617	10-Q	June 2005	10	(8)
(37) Amendment Number 8 to Sikorsky Agreement dated May 5, 2005.	001-31617	10-Q	June 2005	10	(9)
(38) Amendment Number 9 to Sikorsky Agreement dated June 14, 2005.	001-31617	10-Q	June 2005	10	(10)
(39) Employment Agreement with Brian C. Voegele dated June 1, 2005.**	001-31617	8-K	July 12, 2005	10	(1)
(40) Form of Stock Option Agreement.**	001-31617	8-K/A	February 2, 2006	10	(2)
(41) Form of Restricted Stock Agreement.**	001-31617	8-K/A	February 2, 2006	10	(3)
(42) Employment Agreement effective as of June 1, 2005 between the Company and Michael R. Suldo.**	001-31617	8-K	February 8, 2006	10	(1)
(43) Form of Aircraft Lease agreement between CFS Air, LLC and Air Logistics, L.L.C. (a Schedule I has been filed as part of this exhibit setting forth certain terms omitted from the Form of Aircraft Lease Agreement).	001-31617	10-Q	December 2005	10	(2)
(44) Employment Agreement with Perry L. Elders dated February 16, 2006.**	001-31617	8-K	February 17, 2006	10	(1)
(45) Amendment to Employment Agreement between the Company and Michael R. Suldo dated March 8, 2006.**	001-31617	8-K	March 13, 2006	10	(1)
(46) Employment Agreement with Randall A. Stafford dated May 22, 2006.**	001-31617	8-K	May 25, 2006	10	(1)
(47) Amended and restated Employment Agreement between the Company and William E. Chiles dated June 5, 2006.**	001-31617	8-K	June 8, 2006	10	(1)
(48) Amended and restated Employment Agreement between the Company and Mark Duncan dated June 5, 2006.**	001-31617	8-K	June 8, 2006	10	(2)
(49) S-92 New Helicopter Sales Agreement dated as of May 19, 2006 between the Company and Sikorsky Aircraft Corporation	001-31617	10-Q	June 2006	10	(1)
(50) Revolving Credit Agreement dated August 3, 2006	001-31617	8-K	August 9, 2006	10	(1)
(51) Letter of Credit Facility Agreement dated August 3, 2006	001-31617	8-K	August 9, 2006	10	(2)
(52) Bristow Group Inc. Fiscal Year 2007 Annual Incentive Compensation Plan	001-31617	8-K	August 17, 2006	10	(1)
(12) Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends****
(15) Letter from KPMG LLP regarding unaudited interim information***
(21) Subsidiaries of the Registrant	001-31617	10-K	March 2006	21
(23) Consent of Independent Registered Public Accounting Firm***
(24) Powers of Attorney****

*	To be filed by amendment.

**	Compensatory Plan or Arrangement.

***	Furnished herewith.

****	Previously filed.

Agreements with respect to certain of the registrant’s long-term debt are not filed as Exhibits hereto inasmuch as the debt authorized under any such Agreement does not exceed 10% of the registrant’s total assets. The registrant agrees to furnish a copy of each such Agreement to the Securities and Exchange Commission upon request.